Infosys
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TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

May 26, 2022

Dear Sir/ Madam,

Sub: Notice of the 41st Annual General Meeting (AGM) and Integrated Annual Report 2021-22

In compliance with SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, please find enclosed the Notice convening the 41st AGM of shareholders and the Integrated Annual Report for the fiscal 2022 which will be circulated to the shareholders through electronic mode.

The 41st AGM will be held on Saturday, June 25, 2022, at 4 p.m. IST through video conference and other audio-visual means (VC).

The following reports will be made available on the Company's website -

Name of the report	Website link
41st AGM Notice and Integrated Annual report 2021-22	https://www.infosys.com/investors/reportsfilings/annual-report/annual/documents/infosys-ar-22.pdf
Infosys Foundation's Annual report 2021-22	https://www.infosys.com/infosys-foundation/about/reports/documents/infosys-foundation-report-2021-22.pdf
ESG report 2021-22	https://www.infosys.com/sustainability/documents/infosys-esg-report-2021-22.pdf

Information at glance:

Particulars	Details
Time and date of AGM	4:00 p.m. IST, Saturday, June 25, 2022
Mode	Video conference and other audio-visual means
Participation through video-conferencing	https://agm.onwingspan.com/InfosysAGM
Helpline number for VC participation	+91-80-4156 5555 / +91-80-4156 5777
Webcast and transcripts	https://www.infosys.com/Investors/
Final dividend record date	Wednesday, June 1, 2022
Final dividend payment date	Tuesday, June 28, 2022
Information of tax on final dividend 2021-22	https://www.infosys.com/investors/shareholder-services/dividend-tax.html
Cut-off date for e-voting	Saturday, June 18, 2022
E-voting start time and date	9:00 a.m. IST, Monday, June 20, 2022
E-voting end time and date	5:00 p.m. IST, Friday, June 24, 2022
E-voting website of NSDL	https://www.evoting.nsdl.com/

This is for your information and records.
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys

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ONE INFOSYS

Integrated Annual Report 2021-22

One Infosys: The journey to realizing our collective potential

It is often said that if you are overwhelmed by the size of a problem, break it down into smaller pieces. Especially those that we think of as daunting, overwhelming, and incredibly hard – they can all be accomplished by taking on small parts at a time. Or can they?

In business, these parts are mostly linked together and conventional wisdom leads one to think that improving the parts, one at a time, will improve the whole. The truth, however, is that a business is rarely, if ever, transformed in this way because this approach misses the vital intersections between the parts, where value can leak and be lost. As navigators of our clients' transformation, we understand the power of a unified, all-encompassing and concerted effort. It's all about the enterprise acting as one in service of a common goal. So, when it came to our own transformation, we knew we had to start at the foundation that holds together all our business units and functions, target the top and bottom layers of our workforce along with everyone in between, and let our shared purpose lead the way. We call this approach to our reinvention – One Infosys.

Like our clients, across industries, we too are racing to increase the digitalization of our ways of working. In addition to strengthening our capabilities in automation, data analytics, AI, digital experience and cybersecurity, we are amplifying the outcomes of these improvements with the cloud. Infosys Cobalt™ – our powerful set of services, solutions, and platforms for enterprises – is already accelerating cloud-powered transformation for our clients. Boosting of our own digital muscle with the cloud is additionally helping us embrace agile ways of working, drive faster application development, and assure better digital security across projects. As a result, we are able to bring new capabilities, with greater relevance to our clients' agendas in days rather than months, while sharing the benefits of better cost-managed solutions and faster modernization.

Beyond the technology, we know it is our people who translate and integrate new digital methods and processes into existing ways of working, orchestrating success for our clients. Our transformation required that every employee had the digital skills to execute the envisioned change and every leader knew how to help their teams think and act in sync in their day-to-day work. We redoubled our reskilling and upskilling efforts company-wide so that every employee was enabled and incentivized to deliver better outcomes and every manager could make a compelling case for change while acting as a role model to inspire others to move forward.

Without losing focus on bottom-line results, our One Infosys approach to transformation also seeks to address issues of broader relevance such as climate change and the employment implications of advances in automation and artificial intelligence. We know that the potential of our digital prowess to make a difference and our role as a responsible corporation stretches far beyond the well-being of our employees and customers. Many businesses look to us for guidance, and the industry looks to us for inspiration. Every Infoscion, we know, is driven by the idea of leaving the world a better place than it was when they started to be part of the Infosys ecosystem.

We hope to share glimpses, in this Integrated Annual Report, of how the One Infosys approach is accelerating all-round progress for all our stakeholders.

One digital foundation – unified by cloud


ONE DIGITAL
FOUNDATION
UNIFIED BY CLOUD

Amplifying data and AI with cloud

Organizations apply data-driven and agile-driven approaches – from predictive systems to AI-driven automation – but mostly sporadically. This leaves so much value lying on the table. When it comes to data guiding processes, only a fraction is often processed due to the limits of legacy technology, challenges of adding more modern digital capabilities, and high computational demands of intensive, real-time processing jobs.

The cloud saves the day for several businesses.

More companies, including our own teams, are now seeing the benefits of cloud when it comes to catalyzing digital transformation – because of its ability to increase development and processing speed while providing near-limitless scale. In fact, several of our clients are using our cloud data-warehousing services to gather insights from multiple projects in parallel to design their transformed processes and production.

Finnish Postal Service, the Posti Group, is one of the oldest companies in Finland and presents an inspiring instance. In collaboration with Infosys, Posti replaced their legacy systems and processes, while incorporating AI and machine learning – moving to the cloud to amplify their full-scale digital transformation. One outcome was retaining happier employees through gamification. Delivering mail, particularly in the cold, harsh Finnish winter, is hard work. Posti has had a challenge in retaining delivery workers, and with churn comes the perpetual task of training new employees.

Posti leveraged Infosys Living Labs, the innovation-as-a-service offering from Infosys to address this challenge. Upon discovering that Infosys has developed the Infosys Enterprise Gamification Platform (iEGP), Posti wanted to explore the viability of a data-driven gamified rewards program to enhance engagement and reduce churn within the delivery workforce.

Umashankar Lakshmipathy
SVP – Group Practice Engagement Manager

> "In a changing business landscape, our partnership with Infosys and leverage of Infosys Cobalt™ is helping us adapt with agility. The collaboration will enable us to focus more on our core operations and, as customer needs become more and more digital, to improve our services."

Petteri Naulapää
SVP, ICT and Digitalisation, Posti

Cloud adoption to accelerate Next Gen Transformation

While several organizations have successfully adopted a cloud-first strategy to build new digital capabilities and transform their businesses, the journey to the cloud can be challenging for some.

We've learned from our transformation journey and those of our clients that this means embracing the cloud not to make one-off tactical decisions but as part of a holistic strategy to modernize the technology landscape and drive new business and operating models. The focus needs to be on end-to-end transformation of business capabilities through the standardization and automation of the technology environment, open API model, rejuvenated security posture, agile ways of working and leveraging these new capabilities to drive quick build-learn-build iterations. The cloud then acts as a force multiplier.

Cloud is now also looked upon more as a revenue generator for business and not just the CIO's program for cost-savings or efficiency. As a result, in several industries such as financial services, healthcare and others, industry-specific clouds are being set up to address the specific customer, business process, risk and regulatory requirements of the particular kind of business.

Citizens is an exemplar. The bank has developed several APIs, set up its landing zone in the cloud, migrated existing applications, and built new cloud-first applications while leveraging deep automation for both applications and infrastructure. While there was a big focus on modern technology and agile practices, robust controls are in place to ensure that all core systems are resilient, and the legacy infrastructure is upgraded and connected across ITSM processes.

Dennis Gada
SVP – Industry Head

> "We doubled down on our cloud migrations and migrated several applications in the cloud, significantly reducing costs, building in automation, improving from a security perspective and perhaps, most importantly, growing confident in our ability to respond to market disruptions with agility."

Michael Ruttledge
Chief Information Officer, Citizens

The future of customer experience is in the cloud

One of the most puzzling challenges of our times is determining changing customer behaviors and trends. And then taking advantage of this to quickly realign business strategies is key to cementing competitive advantage. The challenge is two-fold – shining a light on insights amid the chaos and multiple sources of data, as also building the performance infrastructure that can pivot on demand to where these insights point.

Companies are harnessing the power of the cloud and cloud-native platforms for both.

Keen to be ever relevant to our clients' agenda, we launched Infosys Equinox to help enterprises deliver hyper-segmented, personalized omnichannel commerce experiences for B2B and B2C buyers. With this cloud-native platform, enterprises, across industries like retail, CPG, telecom, manufacturing, automotive and media, can pick and choose microservices and pre-built experiences to build their own curated digital journeys.

Take, for instance, Nu Skin Enterprises, a global leader in beauty and wellness that thrives on delivering engaging and innovative experiences for their consumers and affiliates. They are keen to scale their business model with connected commerce capabilities. This means being able to deliver and quickly scale shopping experiences across multiple touchpoints, including websites, mobile apps, social media and smart connected devices. Digital advances that can prove valuable on this journey include social commerce, conversational commerce, augmented reality, and IoT commerce, which if implemented, will enable them to engage with consumers through rich digital experiences.

Nu Skin is looking to take advantage of the cloud and Infosys Equinox to reimagine how they connect with their customers and create a new paradigm for personalized beauty and wellness shopping.

Ambeshwar Nath
SVP – Industry Head

> "Infosys Equinox will give us the end-to-end social commerce capabilities we need to transform our business model and provide innovative customer engagement. We're creating best-in-class architecture foundations that will power digital experiences well into the future."

Joe Sueper
Chief Technology Officer, Nu Skin Enterprises

One people culture – powered by lifelong learning


ONE PEOPLE
CULTURE
POWERED BY
LIFELONG LEARNING

Where careers don't stand still

While helping our clients navigate their next, our own ambitious journey to the next in the world of digital, is steered by our employees. Ensuring they are making progress in their career journeys and realizing their aspirations is a key driver of our people practice. To this end, we have engineered Infosys Career Gambit, a comprehensive program to empower our employees with a roadmap for future readiness.

The program comprises several components. A vital framework driving its success is Infosys Digital Quotient, the single composite digital maturity index that nudges and tracks the steps we take as individuals and teams towards digital preparedness. Lex, our homegrown learning platform, helps accelerate the capability-building. Our employees are offered several opportunities to grow varied skills and gain Skill Tags – a unique add-on identification of expertise in new and emerging skills. They can then transition to performing complex jobs requiring multi-specializations, naturally evolving into a newer breed of jobs we call Digital Specialists and Power Programmers. Continuously building in-demand skills, they can apply for more challenging positions in the Company through Infosys Marketplace – a platform that matches internal job seekers and relevant roles. The Bridge initiative facilitates those significant career shifts within the organization otherwise possible only through earning additional specialized degrees and qualifications, while the Accelerate program lets employees gather experience and gain exposure in skill areas of the future through short-term projects.

With the business set to evolve and journey to an increasingly fast-paced digital future, Infosys Career Gambit is geared and structured to nurture and sustain the staggering growth and demand for talent while also enabling bespoke individual aspirations of career growth.

Nandini S.
SVP – Group Head – Organization Development

> "We have developed systems for hiring, training and retaining employees like an elaborate science."

Nandan M. Nilekani
Chairman, Infosys

Digital inclusion for all

Technology has fundamentally changed the way we approach life and work. At Infosys, technology informs our people strategy through the creation of virtual work arrangements that enable inclusive and flexible work. It also creates the opportunity to work with an organization where diverse talent can participate fully, learn, collaborate and have fun.

Building in-market talent pools, closer to our clients, to deliver and deploy digital solutions in our innovation hubs, allows us to tap into local talent. In line with our core philosophy of hiring for learnability and skilling through training, we also extend our hiring beyond traditional STEM graduates to community colleges in the US.

Enabling the participation of people from various social and economic backgrounds, our reach into Tier 2 and 3 locations in India, often invite first-generation college graduates as our employees. With employees from 62 different countries and 157 nationalities, our inclusive workplace celebrates multi-cultural collaboration. Employee resource groups (ERG) facilitate inclusion and belonging in the microcultures our employees are a part of in their work teams, while addressing the specifics of diverse groups. We create space to include LGBTQ+ employees and allies with the iPRIDE ERG. We include employees with disabilities and enable their participation by extending to them the support they need. We also actively work to strengthen the participation of young mothers on their return to work.

Infosys Restart allows people of all ages to come back to their careers whenever they are ready. And as we power all things digital, we also aspire to leave 'no one offline'. We want to ensure the participation of everyone, in meaningful opportunities, to fulfil their professional and personal potential.

Aruna C. Newton
AVP – Head – Diversity, Equity and Inclusion

> "We congratulate Infosys on their Certification. Organizations that earn their employees' trust create great workplace cultures that deliver outstanding business results."

Sarah Lewis-Kulin
Vice President, Best Workplace List Research, Great Place to Work

Shaping the future of work

The world of work, for all of us, is transformed. Artificial intelligence and software-powered automation, especially over the past decade, have mechanized prior generations of routine work. Some jobs, with automatable predictable steps have been lost, with many others created, and almost all of them will no doubt continue to change with growing digitalization. The pandemic that raged over the past several months accelerated the adoption of digital and dramatically disrupted labor markets driving organizations to reevaluate every aspect of work. At Infosys, we too have adapted and evolved.

As an organization, we deeply value learnability – the potential to learn anything so we can do all the things to which we aspire. This continues to serve us well, especially in tandem with our significant investments in structured reskilling and upskilling campaigns for employees, as they learn to harness new opportunities and learn new skills. This also includes better support for managers by, among other things, educating them about the positive and negative impact they have on their teams, and training them in managerial skills, such as providing and receiving feedback. We are also exploring novel ways to amplify organization-wide empathetic interactions, offset the deficits in social capital as we tackle the need to redesign processes to better support a hybrid work model.

We also see this as an opportunity to strengthen aspects of our culture that will provide stability, social cohesion, and a sense of belonging to all our employees while setting ourselves up for success in the future.

Sushanth Tharappan
SVP – Head – Leadership Development

> "As a global Top Employer, Infosys has proven its unwavering commitment to employees on a global scale, joining a niche group of companies that have achieved a certification through the Top Employers Program. We are excited to celebrate and applaud them for their achievement in 2022."

David Plink
CEO, Top Employers Institute

One shared purpose – inspired by our commitment to the larger community


ONE
SHARED
PURPOSE
INSPIRED
BY
OUR
COMMITMENT
TO THE
COMMUNITY

Working to preserve the planet

As a responsible corporation, Infosys is striving to drive its business sustainably through focused action, collaboration, advocacy, and thought leadership.

Resource efficiency and circularity is the foundation of our sustainability program. Over the last decade, we have been driving energy and water efficiencies to deliver reductions in per capita consumptions of over 55% and 65%, respectively. We built over 28 million sq. ft. of LEED Platinum certified office space. We understand that creating a circular economy is key for positive climate action as well as keeping resource extraction and pollution under check.

We also manage our waste guided by the 3Rs (Reduce, Reuse, Recycle) strategy.

We are at the forefront of climate action. We are carbon neutral across Scopes 1, 2, and 3 since 2020 and are committed to staying carbon neutral and further reducing our Scope 1, 2, and 3 emissions. We are committed to RE100, Science Based Targets, and net zero; and we have set an internal carbon price. We have, under the carbon offset program, migrated over 1,84,000 rural families from traditional cooking to sustainable cooking methods, helping reduce deforestation and air pollution. We have created urban green lungs and local ecosystems thriving with biodiversity within our large campuses across India.

Bose Koorliyil Varghese
Head – Green Initiatives

> "Addressing Climate Change is on the top of the agenda today for companies across the world. Infosys has been a leader in driving climate action with its pioneering efforts and achievements. As a Company disclosing to CDP since 2006 and on the CDP Climate Change and Supplier's Engagement A-list in 2021, Infosys has also set a benchmark for corporates by setting an internal carbon price and Science Based Targets, turning carbon neutral in 2020 and committing to Net Zero. We hope Infosys continues to lead by example in India's transition to a low carbon economy."

Prarthana Borah
Director, CDP, India

A future with meaningful opportunities for all

The future is digital. And we at Infosys believe that everyone deserves a seat at the table.

Globally, Infosys and its CSR teams are actively deployed to unleash the talent of every individual to participate in this dynamic digital generation – irrespective of geography or zip code.

Through Infosys Springboard, the Company delivers a global digital learning platform that has free content uniquely curated, designed and delivered to meet the digital skills needs of the communities it serves. Beyond the thousands of courses easily accessed online, Infosys Springboard encapsulates Infosys' aspiration to drive human capacity-building and opportunity: namely, that every educator, student, or professional learner deserves an equal opportunity to engage in a 21st century economy marked by technological innovation.

Infosys has always stood for educational excellence and belief in the boundless learning potential of talent to keep pace with social, technological, and cultural shifts. While the Company has always invested in its own people, there was equally always an eye open to the wider community.

This is where things have recently been getting exciting. In the past year, Infosys Springboard deployment has reached millions across India, Australia / New Zealand, the UK, Europe, and the United States. Powered by Infosys Wingspan, our integrated digital learning and collaboration platform, Infosys Springboard includes content spanning across the digital, emerging technologies, and leadership skills spectrum.

Inclusivity, creativity, and digital literacy. These are hallmarks of the Infosys CSR ethos and we've only begun to see the wide-ranging social impact of this human-centered investment.

Kate Maloney
AVP – Senior Principal – Business Consulting

> "We're delighted that we've been able to reach a lot of highly-engaged and enthusiastic educators through our courseware on the Pathfinders Online Institute, the K12 platform of Infosys Springboard in the USA. Together, we're ensuring that all young people have the opportunity to become creators and not just consumers of technology."

Matt Richardson
ED of North America, Raspberry Pi Foundation

Leading with our values, delivering with accountability

The culture of an organization is the outcome of how its people think and behave in response to internal and external stimuli.

These behaviors are guided by the Company's core values – either nurtured from the very beginning or developed over time. Leaders and managers lean on these values to navigate the path forward, especially during times of change or stress. At Infosys, that code of conduct and backbone for governance is C-LIFE – our acronym for Client Value, Leadership by Example, Integrity and Tranparency, Fairness and Excellence.

C-LIFE, when followed in spirit, in tandem with every employee exercising good judgment and seeking guidance or clarification when in doubt, has proved to be a trusty compass. The Office of Integrity and Compliance, in addition to the Company's managers, human resources and legal departments, provides guidance and leadership for Infosys' business on ethical questions and matters of compliance.

This tone for an ethical, fair business, we believe, must not only be set at the top and but also driven across the value chain by all – employees, partners, and vendors in the Infosys ecosystem. This will help us foster sustainable supply chains where all participants benefit equitably. Governance at Infosys also extends to striving to achieve high standards of data privacy and information security. We consistently respond to our stakeholders' expectations to not only ensure security for all, but also advance the standards.

We unfailingly let the laws of the land, where we conduct business, regulate our relationships with our customers, competitors, distributors and resellers.

Rachael Zavodnyik
AVP – Assistant General Counsel

> "Today, business leaders face their greatest mandate yet to be ethical, accountable, and trusted to drive positive change. We continue to be inspired by the World's Most Ethical Companies honorees and their dedication to integrity, sustainability, governance, and community. Congratulations to Infosys for earning the World's Most Ethical Companies designation."

Timothy Erblich
Chief Executive Officer, Ethisphere

Contents

Read our online Integrated Annual Report 2021-22



About this report

Over the last 40+ years, Infosys has stayed true to the vision of the founders – to earn the respect of our stakeholders. It is no wonder then that a holistic appreciation of progress inclusive of the universe of stakeholders from clients to communities, employees, suppliers, investors and the government has continued to inform our collective efforts and results, since inception.

Infosys adopted the Global Reporting Initiative (GRI) principles to disclose performance on non-financial aspects of the business 15 years ago and became the first IT company to publish sustainability performance in accordance with the GRI G4 (comprehensive) criteria in 2014.

This is the first Integrated Annual Report of Infosys Limited. Our Integrated Annual Report provides quantitative and qualitative disclosures on material topics and our relationship with our stakeholders. It also describes our strategy, leadership commitment and culture that celebrates people, performance and purpose.

The Infosys Integrated Annual Report 2021-22 has been prepared in accordance with the International Integrated Reporting <IR> Framework, developed by the International Integrated Reporting Council (IIRC), the GRI Standards and SASB Standards. This report also includes the Business Responsibility and Sustainability Report (BRSR), prepared in accordance with the guidelines issued by the Securities and Exchange Board of India (SEBI).

The financial and statutory data disclosed in the statutory sections of this report meet the requirements of the Companies Act, 2013 (including the rules made thereunder) and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended.

Reporting period

The information is reported for the period April 1, 2021 to March 31, 2022. For key performance indicators (KPIs), comparative figures for the last three to five years have been incorporated in the report to provide a comprehensive view.

Auditors' reports

The Auditors' Report for fiscal 2022 from Deloitte Haskins & Sells LLP, Chartered Accountants (ICAI Firm Registration Number 117366W/ W-100018) does not contain any qualification, reservation or adverse remark. The Report is enclosed with the financial statements in this Integrated Annual Report.

The Secretarial Auditors' Report for fiscal 2022 from Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, does not contain any qualification, reservation or adverse remark. The Secretarial Auditors' Report is enclosed as *Annexure 5* to the *Board's report*.

Independent assurance

The non-financial sustainability disclosures in this Integrated Annual Report are verified by KPMG Assurance and Consulting Services LLP. The Independent Assurance Statement is available as part of this Integrated Annual Report.

Approach to materiality

The universe of our material topics within the domains of environmental, social and governance (ESG) is complex and multilayered, one that is deeply intertwined with the value we seek to create through our business for our stakeholders. We have also mapped our contribution to the Sustainable Development Goals (SDGs) through the Infosys ESG Vision 2030 document.

Read more in Infosys ESG Vision 2030

Management's review

This Integrated Annual Report has been reviewed by the Management of the Company.

Feedback

Share your feedback about the report to investors@infosys.com

Integrated thinking at Infosys

Our integrated thought process is engineered to create, sustain and deliver value to all our stakeholders. We achieve this by adhering to a strong set of values and code of conduct, being aware of key developments in the external environment, deploying resources optimally, executing our holistic strategy and continuously monitoring and managing any risks to our business.

Our code of conduct

Our Code of Conduct and Ethics sets forth our core values, shared responsibilities, global commitments, and promises.

Read our Code of Conduct and Ethics

Our values

Our values inform the day-to-day running of the Company. They form our ethical backbone. Clear and simple, our values are encapsulated in the acronym C-LIFE.

Read more in our Code of Conduct and Ethics

Informing our thinking

Our operating context

Today's highly dynamic technology landscape demands that business leaders address the twin imperatives of extending the value of existing investments, and transforming and future-proofing their organizations in ways that are both disruptive and visionary. For the IT industry, these challenges mean deploying the power of next-generation technologies, including the full potential of cloud computing.

Read more on page 28

Our stakeholders' expectations

At Infosys, we believe that stakeholder engagement is critical and follow a robust engagement process for our internal and external stakeholders. We strive to create meaningful and long-lasting relationships with our stakeholders, which include clients, employees, investors, suppliers, alliance partners, communities, and government and regulatory bodies.

Read more in the Infosys ESG Vision 2030

Our material topics shaping our ESG Vision 2030

Shaped by the expectations of our stakeholders and prevailing economic, social and environmental trends, our material issues are those that have the potential to influence business results, our social relevance and the quality of our relationships with our stakeholders.

Read more in the Infosys ESG Vision 2030

Resources we deploy to create value

- **Financial Capital**
- **Natural Capital**
- **Intellectual Capital**
- **Manufactured Capital**
- **Human Capital**
- **Social and Relationship Capital**

Corporate strategy and ESG ambitions to power value creation

Our strategy

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their core offerings, processes and systems rapidly and position themselves as 'digitally enabled'. The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan and execute their journey to a digital future.

We have embraced a four-pronged strategy to strengthen our relevance with clients and drive accelerated value creation

- **Scale agile digital**
- **Energize the core**
- **Reskill our people**
- **Expand localization**

Read more on page 36

Our ESG ambitions

Vision 2030

To shape and share solutions that serve the development of businesses and communities

Environment
Preserve our planet by shaping and sharing technology solutions

Social
Enable community development by creating meaningful opportunities for all

Governance
Serve the interests of all our stakeholders by leading through our core values


SUSTAINABLE DEVELOPMENT GOALS

Value creation for stakeholders

- Being a partner to clients
- Being a people Company
- Being a corporate citizen
- Being an environmental steward
- Being an ethically strong organization

Infosys at a glance

Employees

3,14,015
No. of employees

39.6%
Women employees

Revenues

₹1,21,641 cr
Total

57.0%
Digital

Clients

Year	2021-22
US$ 100 million+	38
US$ 50 million+	64
US$ 10 million+	275
US$ 1 million+	853

Global footprint


54 countries
1
2
3
4
5
6
7
8
9
10
11
12
13
14

Revenue by geography

North America	61.7%
Europe	24.8%
Rest of the World	10.6%
India	2.9%

Innovation hubs and design studios

1. Hartford
2. Richardson
3. Indianapolis
4. Raleigh
5. Phoenix
6. Providence
7. San Francisco
8. Houston
9. Malvern
10. London
11. Düsseldorf
12. Bucharest
13. Melbourne
14. Shanghai

Infosys at a glance

Our solutions are classified as digital and core.

Digital

- Experience
- Accelerate
- Insight
- Assure
- Innovate

Core

- Application management services
- Infrastructure management services
- Proprietary application development services
- Traditional enterprise application implementation
- Independent validation solutions
- Support and integration services
- Product engineering and management
- Business process management

Infosys cobalt

Infosys Cobalt™ is a set of services, solutions, and platforms for enterprises to accelerate their cloud journey.

Key products and platforms

Infosys Finacle
Infosys McCamish
Panaya
Infosys Meridian
Infosys Helix
Infosys equinox
Wingspan
edgeverve
Stater
Infosys Cyber Next
Infosys Applied AI
Infosys Live Enterprise Application Suite
Infosys Cortex

The Infosys Board of Directors



Nandan M. Nilekani
Chairman



Salil Parekh
Chief Executive Officer and Managing Director



Kiran Mazumdar-Shaw
Lead Independent Director

- Nomination and remuneration committee - Chairperson
- Corporate social responsibility committee - Chairperson
- Environmental, social and governance committee - Chairperson
- Risk management committee - Member



Michael Gibbs
Independent Director

- Cybersecurity risk sub-committee - Chairperson
- Audit committee - Member
- Nomination and remuneration committee - Member
- Risk management committee - Member

Board composition


75%
25%

Independent Directors
Non-Executive and Non-Independent Director and Executive Director


75%
25%

Men
Women


62.5%
37.5%

Indian
Foreign national

Note: The committee composition is as of March 31, 2022.



D. Sundaram
Independent Director

- Audit committee - Chairperson
- Risk management committee - Chairperson
- Stakeholders relationship committee - Chairperson
- Nomination and remuneration committee - Member
- Cybersecurity risk sub-committee - Member


Fall in love with
the problem
not the solution

Uri Levine
Independent Director

- Corporate social responsibility committee - Member
- Environmental, social and governance committee - Member
- Risk management committee - Member
- Cybersecurity risk sub-committee - Member



Bobby Parikh
Independent Director

- Audit committee - Member
- Risk management committee - Member
- Stakeholders relationship committee - Member



Chitra Nayak
Independent Director

- Corporate social responsibility committee - Member
- Environmental, social and governance committee - Member
- Risk management committee - Member
- Stakeholders relationship committee - Member

Note: The committee composition is as of March 31, 2022.

The Infosys Board of Directors



Nandan M. Nilekani

Chairman and Non-Executive and Non-Independent Director (Promoter)

Nationality	Indian
Age	66
Date of appointment	August 24, 2017
Tenure on Board	4.6 years
Term ending date	NA
Shareholding	4,07,83,162 shares (0.97%)
Board memberships – Indian listed companies	
Infosys Limited	Non-Executive and Non-Independent Director
Committee details as per Regulation 26 of Listing Regulations[1][2]	
Member: Nil	Chairperson: Nil
Areas of expertise	
Financial	Board service & governance
Diversity	Sales & marketing
Global business	Sustainability & ESG
Leadership	Risk management
Information Technology	Mergers & Acquisitions
Cybersecurity	

Profile available here



Salil Parekh

Chief Executive Officer and Managing Director

Nationality	Indian
Age	57
Date of appointment	January 02, 2018
Tenure on Board	4.2 years
Term ending date	January 01, 2023
Shareholding	6,73,723 shares (0.02%)
Board memberships – Indian listed companies	
Infosys Limited	Executive Director
Committee details as per Regulation 26 of Listing Regulations [1][2]	
Member: Nil	Chairperson: Nil
Areas of expertise	
Financial	Board service & governance
Diversity	Sales & marketing
Global business	Sustainability & ESG
Leadership	Risk management
Information Technology	Mergers & Acquisitions
Cybersecurity	

Profile available here

1. In the committee details provided, every chairpersonship is also considered as a membership.
2. For the purposes of determination of committee details as per Regulation 26 of the Listing Regulations, membership and chairpersonship of only the audit committee and the stakeholders relationship committee across all public companies are considered.
3. Details are as of March 31, 2022.

The Infosys Board of Directors



Kiran Mazumdar-Shaw

Lead Independent Director

Nationality	Indian
Age	69
Date of appointment	January 10, 2014
Date of reappointment	April 01, 2019
Tenure on Board	8.2 years
Term ending date	March 22, 2023
Shareholding	Nil
Board memberships – Indian listed companies	
Infosys Limited	Independent Director
Biocon Limited	Executive Director
Narayana Hrudayalaya Limited	Non-executive and Non-independent Director
Syngene International Limited	Non-executive and Non-independent Director
United Breweries Limited	Independent Director
Committee details as per Regulation 26 of Listing Regulations [1][2]	
Member: 1	Chairperson: 1
Areas of expertise	
Financial	Board service & governance
Diversity	Sales & marketing
Global business	Sustainability & ESG
Leadership	Risk management
Mergers & Acquisitions	

Profile available here



Michael Gibbs

Independent Director

Nationality	American
Age	64
Date of appointment	July 13, 2018
Date of reappointment	July 13, 2021
Tenure on Board	3.7 years
Term ending date	July 12, 2026
Shareholding	Nil
Board memberships – Indian listed companies	
Infosys Limited	Independent Director
Committee details as per Regulation 26 of Listing Regulations [1][2]	
Member: 2	Chairperson: Nil
Areas of expertise	
Financial	Board service & governance
Diversity	Sales & marketing
Global business	Sustainability & ESG
Leadership	Risk management
Information Technology	Mergers & Acquisitions
Cybersecurity	

Profile available here

1. In the committee details provided, every chairpersonship is also considered as a membership.
2. For the purposes of determination of committee details as per Regulation 26 of the Listing Regulations, membership and chairpersonship of only the audit committee and the stakeholders relationship committee across all public companies are considered.
3. Details are as of March 31, 2022.

The Infosys Board of Directors



D. Sundaram

Independent Director

Nationality	Indian
Age	69
Date of appointment	July 14, 2017
Tenure on Board	4.7 years
Term ending date	July 13, 2022
Shareholding	Nil
Board memberships – Indian listed companies	
Infosys Limited	Independent Director
ACC Limited	Independent Director
Crompton Greaves Consumer Electricals Limited	Independent Director
GlaxoSmithKline Pharmaceuticals Limited	Independent Director
Committee details as per Regulation 26 of Listing Regulations [1][2]	
Member: 7	Chairperson: 5
Areas of expertise	
Financial	Board service & governance
Diversity	Sustainability & ESG
Global business	Risk management
Leadership	Mergers & Acquisitions
Cybersecurity	Information Technology

Profile available here



Uri Levine

Independent Director

Nationality	Israeli
Age	57
Date of appointment	April 20, 2020
Tenure on Board	1.9 years
Term ending date	April 19, 2023
Shareholding	Nil
Board memberships – Indian listed companies	
Infosys Limited	Independent Director
Committee details as per Regulation 26 of Listing Regulations [1][2]	
Member: Nil	Chairperson: Nil
Areas of expertise	
Diversity	Board service & governance
Global business	Sales & marketing
Leadership	Sustainability & ESG
Information Technology	Risk management
Mergers & Acquisitions	Cybersecurity

Profile available here

1. In the committee details provided, every chairpersonship is also considered as a membership.
2. For the purposes of determination of committee details as per Regulation 26 of the Listing Regulations, membership and chairpersonship of only the audit committee and the stakeholders relationship committee across all public companies are considered.
3. Details are as of March 31, 2022.

The Infosys Board of Directors



Bobby Parikh

Independent Director

Nationality	Indian
Age	58
Date of appointment	July 15, 2020
Tenure on Board	1.7 years
Term ending date	July 14, 2023
Shareholding	8,538 shares (0.00%)
Board memberships – Indian listed companies	
Infosys Limited	Independent Director
Biocon Limited	Independent Director
Indostar Capital Finance Limited	Independent Director
Committee details as per Regulation 26 of Listing Regulations [1][2]	
Member: 8	Chairperson: 4
Areas of expertise	
Financial	Board service & governance
Diversity	Sales & marketing
Global business	Sustainability & ESG
Leadership	Risk management
Information Technology	Mergers & Acquisitions

Profile available here



Chitra Nayak

Independent Director

Nationality	American
Age	59
Date of appointment	March 25, 2021
Tenure on Board	1 year
Term ending date	March 24, 2024
Shareholding	Nil
Board memberships – Indian listed companies	
Infosys Limited	Independent Director
Committee details as per Regulation 26 of Listing Regulations [1][2]	
Member: 1	Chairperson: Nil
Areas of expertise	
Diversity	Mergers & Acquisitions
Global business	Board service & governance
Leadership	Sustainability & ESG
Information Technology	Risk management
Cybersecurity	Sales & marketing

Profile available here

1. In the committee details provided, every chairpersonship is also considered as a membership.
2. For the purposes of determination of committee details as per Regulation 26 of the Listing Regulations, membership and chairpersonship of only the audit committee and the stakeholders relationship committee across all public companies are considered.
3. Details are as of March 31, 2022.

The Infosys leadership team



Salil Parekh
Chief Executive Officer and Managing Director



Nilanjan Roy
Chief Financial Officer



Ravi Kumar S.
President



Mohit Joshi
President

Executive Vice Presidents



Anand Swaminathan
Segment Head – Communication, Media and Technology



Anant Raghavendra Adya
Group Practice Engagement Manager – Cloud Services



Anantharaman Radhakrishnan
Chief Executive Officer & Managing Director – BPM



Andrew Groth
Industry Head – Financial Services, Healthcare, Insurance and Life Sciences



Ashiss Kumar Dash
Segment Head – Energy, Utilities, Resources and Services



Balakrishna D.R.
Service Offering Head – Energy, Utilities, Communications, Resources & Services



Deepak Padaki
Group Head – Corporate Strategy, and Chief Risk Officer



Dinesh R.
Co-Head of Delivery



Inderpreet Sawhney
Group General Counsel and Chief Compliance Officer



Jasmeet Singh
Segment Head – Manufacturing



Jayesh Sanghrajka
Deputy Chief Financial Officer



Kapil Jain
Global Head of Sales and Capability, IBPM



Karmesh Vaswani
Segment Head – CPG, Logistics & Retail



Krishnamurthy Shankar
Group Head – Human Resources and Infosys Leadership Institute



Martha King
Chief Client Officer



Narsimha Rao M.
Head Global Services – Cloud, Infrastructure and Security Solutions



Rajeev Ranjan
Service Offering Head – Manufacturing, India & Japan Business Units



Richard Lobo
Head, HR – Infosys Limited



Satish H.C.
Co-Head of Delivery



Shaji Mathew
Service Offering Head – Financial Services, Healthcare, Insurance & Life Sciences



Srikantan Moorthy
Head – US Operations and Global Head – Education, Training and Assessment



Sumit Virmani
Chief Marketing Officer


"We are united by a common purpose – to amplify human potential and create the next opportunity for people, businesses and communities."
Nandan M. Nilekani
Chairman

Chairman's message

Winning in the crucible of our times

As Dickens said, "It was the best of times, it was the worst of times"; The pandemic tested us all severely. At Infosys, we responded with alacrity and demonstrated exceptional resilience in dealing with an unprecedented calamity. Even as the world experienced chaos and disruption, we delivered our highest annual growth in a decade. We responded as One Infosys.

Our CEO, Salil Parekh, a big champion of the One Infosys approach, brought together all the capabilities and intellectual capital of Infosys to create value and make a disproportionate impact for our clients. This required company-wide orchestration of our strengths, deep collaboration amongst our leaders and synergizing of all our business units and service lines. Salil has delivered industry leading performance for the Company, and it is in the interest of the Company and its stakeholders to secure the continuity and stability of the current leadership. I am delighted that the Board has unanimously recommended to the shareholders to approve the reappointment of Salil Parekh as Chief Executive Officer and Managing Director, till March 31, 2027.

The imperative to bring all our assets and capabilities to every client interaction required us to reimagine our own digital infrastructure, which we have done with the 'Live Enterprise' approach over the last few years. The digital transformation happening across industries, accelerated by the pandemic, also meant that we needed to strengthen our own offerings, along with deepening our understanding of the latest technology trends. For example, the continuous investments we are making in Infosys Cobalt™-led cloud solutions is differentiating us as we assist our clients to become more agile and responsive in this new paradigm of how enterprises use technology.

Our people-first collaborative culture – staying invested in talent, even as we scale our workforce globally to capitalize on expanding market opportunities – is integral to the One Infosys approach. We have been striving for this culture to permeate our entire talent strategy – from aligning incentives to ensuring learning outcomes and performance, from upskilling and reskilling people, to investing in leadership development to prepare the firm for the challenges of tomorrow.

In all this, we are united by a common purpose – to amplify human potential and create the next opportunity for people, businesses and communities. From actively shaping the evolving future of work for our employees to empowering more people to meaningfully participate in the digital future; from implementing sustainability in all our campuses, to shaping carbon offset projects in the community; and by retaining the trust of all stakeholders through sound corporate governance – we care deeply about it all. Our shared sense of purpose gives us all the emotional fuel to put our best foot forward on every dimension.

The future – full of uncertainties – is not something that any of us can claim to predict. Rising interest rates, the situation in Ukraine, the lingering impact of COVID in many parts of the world, the disruption of supply chains, all accompanied by mounting costs and increased volatility, is confronting corporate leaders with complexities and challenges that are only just being understood. At the same time, digital acceleration is creating tremendous new opportunities for differentiation and gaining market leadership. Infosys is a trusted navigator for our clients as they seek to create value from technology-led innovation and business transformation. We know that we have never had as much potential as we do right now, to leverage our expertise to benefit our clients and the broader society. This opportunity that lies before us – to make an indelible mark with our digital prowess, our empathy for clients, our investment in employees and a renewed sense of purpose - is greater than it has ever been. This gives us great optimism about the future and equally puts great responsibility on us to make that future happen.

Bengaluru
May 21, 2022

Nandan M. Nilekani
Chairman



"Our One Infosys approach enables all our capabilities and employees to work for the benefit of our clients and support them in their digital transformation agenda."

Salil Parekh
Chief Executive Officer and Managing Director

Letter to the Shareholder

Dear Shareholder,

Financial year 2022 was an outstanding year for the Company, our clients, our employees, and our shareholders.

We have had the fastest growth, close to 20%, in 11 years. We are gaining market share. Our digital work is now almost 60% of all that we do, growing at about 40%.

Our digital capabilities are comprehensive and of immense value for our clients. Our Cobalt™ cloud capabilities are market-leading across infrastructure-as-a-service, platform-as-a-service, and software-as-a-service. Our Equinox platform is attracting more digital retail businesses and delivering leading omni-channel experiences for them. We continue to build our data, analytics, AI, cybersecurity, and IoT expertise. Our automation capabilities are industry-leading and poised to support our clients as they look at ongoing efficiency and productivity improvements.

We are continuing to build deeper relationships with our clients and growing the trust they have in us. The number of client relationships with revenues of more than US$ 100 million a year are at 38. And client relationships accounting for more than US$ 50 million per year are at 64. Our large deal momentum continues with 94 large deals totaling US$ 9.5 billion for the year.

As a consequence of our deep capabilities and the trust of our clients in us, we have emerged amongst the fastest growing companies in the industry and the fastest growing technology services brand globally.

Our engagement with employees continues to strengthen. Over 140,000 new employees joined us last year, with over 80,000 of them coming directly from colleges. Our learning platform has enabled 39 million hours of skilling during the year. We continue to bring our employees expanded opportunities for career acceleration and development through promotions and bridge programs. We ended the year with over 300,000 employees. Over 39% of our employees are women. Our focus is on building a diverse workforce with a strong leadership pipeline.

Our One Infosys approach enables all our capabilities and employees to work for the benefit of our clients and support them in their digital transformation agenda. We see this as being a key differentiator in how we engage with our clients and across the company.

We had a successful year in delivering an operating margin of 23%. We returned cash to our shareholders in the form of dividends of US$ 1.7 billion and share buyback of US$ 1.5 billion, for a total of US$ 3.2 billion for the year. Our earnings per share increased by 15% in Rupee terms this past year.

Our commitment to the communities we live and operate in and the environment, social, and governance guidelines remains steadfast. With the Infosys Foundation in India, we created impact across areas including health, education, and women empowerment. Our Infosys Springboard program helps build digital skills by providing free learning content globally.

On the global technology services landscape, Infosys stands as one of the leading companies. The overall sector continues to see strong traction with digital transformation being a core strategic initiative for global enterprises and governments.

The strategic direction of the Company, the trust of our clients, the dedication and execution by our employees, the drive and cohesiveness of our leadership team, and guidance of our Board members have resulted in our total shareholder return over the past four years to be the leading one among our peers.

At the time of writing this we are starting to see inflation across several markets in the world, interest rate increases, with the European conflict and continuing COVID-19 impact in some geographies creating supply chain constraints. While our demand outlook is strong, we remain vigilant to ensure we are agile and evolve our approach with the changing dynamics.

As I look ahead, nonetheless, I remain more optimistic than ever. Large enterprises and governments everywhere are adopting digital and driving transformation to make them more connected with their customers, employees, and partners. We are especially well-positioned to be the provider of choice with the set of capabilities that are most relevant to our clients.

The future is digital, and Infosys is the leader in digital.

With warm regards,

Sd/-
Salil Parekh
Chief Executive Officer and Managing Director

Bengaluru
May 17, 2022

APPROACHING VALUE CREATION



Operating context

Software and computing technology are transforming businesses in every industry around the world in a profound and fundamental way. During fiscal 2022, we witnessed an acceleration in the adoption of digital technologies as businesses attempted to reimagine their cost structures, increase business resilience and agility, personalize experiences for their customers and employees, and launch new and disruptive products and services.

Leveraging technologies and models of the digital era to both extend the value of existing investments and, in parallel, transform and future-proof businesses, is increasingly becoming a top strategic imperative for business leaders. From an IT perspective, the renewal translates to reimagining human-machine interfaces, extracting value out of digitized data, building next-generation software applications and platforms, harnessing the efficiency of distributed cloud computing, modernizing legacy technology landscapes and strengthening information security and data privacy controls.

The fast pace of technology change and the need for technology professionals who are highly skilled in both traditional and digital technology are driving businesses to rely on third parties to realize their business transformation. Several new technology solution and service providers have emerged over the years, offering different models for clients to consume their solution and service offerings, such as data analytics companies, software-as-a-service businesses, cloud platform providers, digital design boutiques, and specialty business process management firms.

During fiscal 2022, businesses around the world continued to battle disruptions due to the COVID-19 pandemic, balancing employee well-being, new ways of remote and hybrid working and managing the changing expectations of employees and customers.

The future of the technology industry is being shaped by the following trends:

- An accelerating demand for IT services with digital becoming mainstream and new growth pockets e.g., cloud, AI, cybersecurity, IoT and immersive technologies
- A significant increase in enterprise spending on hybrid, multicloud-led transformation
- A proliferation of tech natives and large enterprises reinventing digital business models
- An intense war for talent as clients embrace new ways of working, coupled with scarcity of niche digital skills
- Environmental, Social and Governance (ESG) becoming a strategic theme for all stakeholders of an enterprise

Responsibility and responsiveness – key to sustained business success

If companies want to take charge of their destiny, they must reimagine themselves in a more resilient, agile, de-layered and de-bureaucratized manner. This means making themselves so sentient that the nerve tips of the organization are able to quickly respond to the changes in the context in which the business finds itself. And this context extends into the environmental, social and governance ecosystems that the business operates in.

As an early proponent of responsible business, we at Infosys have readily embraced ESG factors into everything we do. Our ESG Vision 2030 articulates our ambitions on this front.

We have balanced success as a business with unwavering focus on exemplary governance and responsiveness to the needs of our stakeholders. Our primary stakeholders include investors, customers, employees, suppliers, communities, government and regulatory bodies. The expectations of our investors include sustainable business performance, returns and good reputation. Our customers expect long-term business value in every engagement and demand innovative solutions to the business problems they need resolved. In a knowledge-led and people-intensive industry like ours, employees expect organizations to provide opportunities to continuously learn and reskill themselves while navigating new opportunities and a northward career trajectory. Hybrid work models, safety and wellness are also important expectations from the discerning talent pool. Suppliers are keen to strengthen long-term relationships and win-win propositions. The community seeks improved lives through access to education, healthcare and livelihood opportunities. Governments and regulators emphasize good corporate governance, legal compliance and overall contribution to the economy.

Introducing our capitals

To leverage business opportunities, respond to emerging trends and create sustained stakeholder value, we are dependent on our key resources and relationships, collectively termed 'capitals'. The quality, accessibility, and affordability of these capitals are integral to our value-creation ability. Our strategy, ESG ambitions and stakeholder focus drive effective and responsible management of these capitals.

Interaction between the capitals

The capitals, as introduced below, provide a holistic perspective of how short, medium and long-term value is created and preserved at Infosys. Our strategy and ESG vision guide the conducive interaction of the capitals with each other to create synergy across the organization as we strive to fulfil the expectations of all our stakeholders as One Infosys. The Financial, Intellectual, Human, Social and Relationship, Manufactured and Natural Capitals serve as key inputs to our business activities which facilitate their interplay to generate outputs and outcomes which lead to the creation of long-term value.



Financial Capital

Our strong performance on the back of meticulous execution over the years, as reflected in the combination of high growth and profitability, has led to building a strong, debt-free and liquid Balance Sheet.



Natural Capital

Natural Capital represents all the natural resources that are used and in turn are affected by our operations.



Intellectual Capital

Intellectual Capital is at the core of our culture of innovation, generating intellectual property that benefits all the capitals.



Social and Relationship Capital

This capital represents our engagements and relationships with external stakeholder groups, namely clients, investors, suppliers, communities, and government and regulators.



Human Capital

Our people are our assets, our Human Capital. Opportunities for learning and reskilling, fulfilling careers, safety and wellness are integral to our culture.



Manufactured Capital

Our Manufactured Capital includes our offices, data centers, innovation hubs and digital studios and our technology infrastructure across the globe.

Value creation model

Value created for stakeholders

Inputs

Financial Capital

₹76,782 cr	Net assets
₹38,660 cr	Consolidated cash and investments

Intellectual Capital

1,50,000	Employees trained in digital skills
20+	Innovation Hubs and Living Labs
19	Industry-leading products, solutions and platforms
150+	Startups in our innovation ecosystem

Human Capital

3,14,015	Total no. of employees
125.6	Annual average training hours per employee
₹1,384[1] cr	Investments in employee well-being

[1] includes expenses incurred on account of COVID

Natural and Manufactured Capital

28.61 mn sq. ft.	Highest rated green buildings
₹1,542 cr	Capex spend on tech infrastructure
32	Climate change solutions

Social and Relationship Capital

₹450 cr	Global CSR spends
1,741	Total number of active clients
29	No. of nearshore / tier-2 locations
12	No. of carbon offset projects

Process and Strategy


Go-to-market business units*
Client offerings
Strategy
Environment
Governance
Social
Scale agile digital
Expand localization
Energize the core
Reskill our people
Our people and the strong culture of innovation
Digital
Core Solutions
Products
Platforms

Go-to-market business units*

- Financial Services and Insurance
- Life Sciences and Healthcare
- Retail, Consumer Packaged Goods and Logistics
- Communications, Telecom OEM and Media
- Energy, Utilities, Resources and Services
- Manufacturing
- Hi-Tech
- Infosys Public Services and other public service enterprises
- Others which includes segments of businesses in India, Japan and China

Outputs

Financial Capital

19.7%	Constant currency revenue growth
15.2%	Earnings per share growth
29.1%	Return on equity

Intellectual Capital

57.0%	Digital revenues
41.2%	Constant currency digital revenue growth
54	Digital leader ratings
230	Artifacts published by the Infosys Knowledge Institute (IKI)
20	Reports published by IKI
684	Patent portfolio

Human Capital

84,782	Fresh college graduates hired globally
1,24,498	Women in the workforce (39.6%)

Natural and Manufactured Capital

3rd	Consecutive year of being carbon neutral across scope 1,2,3 emissions
48.9%	Reduction in scope 1 and 2 emissions over the BAU scenario
27-35%	Client engagements include climate change solutions

Social and Relationship Capital

4.8 mn	Enabled in digital skills
451	New client accounts
49,473	Employees in nearshore / tier-2 locations
1,84,000	Rural families continue to benefit from our carbon offset projects

Outcomes

Financial Capital

- Profitable growth
- Sustained / long-term cash flow

Intellectual Capital

- Diversified portfolio of solutions across industry segments
- Innovation partner to clients
- Partner of choice for social and environmental solutions for the community

Human Capital

- Top employer in 22 countries across Europe, Middle East, Asia Pacific, and North America. Top ranking in 16 countries and #1 ranking in India
- Best-in-class employee experience and learning
- Safe and inclusive workplaces

Natural and Manufactured Capital

- Strong advocates of environmental stewardship extending beyond our boundaries
- Productive, safe and healthy workplaces for employees

Social and Relationship Capital

- Positive impact on the communities in which we operate
- Trusted partner of choice for all stakeholder groups

Stakeholders

- Investors
- Clients
- Employees
- Suppliers
- Communities
- Government / Regulators

Creating value through innovation

Creating value through innovation

Innovation is our way of generating value for all our stakeholders.

Investors

The value for investors lies in the sustained growth and profitability of the organization, which in turn relies upon establishing a strong brand identity in the market as an innovative company and ensuring customer loyalty.

Strategic investments: Infosys has made strategic investments in units such as the Center for Emerging Technology Solutions (iCETS), Domain Solutions Group, Strategic Technology Group and others.

Platforms and products: Creating innovative intellectual property and contributing to the non-linear revenue growth is an important mechanism of generating value for shareholders.

Acquiring innovative firms: Constantly identifying new, relevant skills and building capabilities in them is critical. An important mechanism to do so is acquiring niche and innovative firms around the world.

Brand-building innovation: Some of our innovations are making a splash around the world and establishing Infosys as a premier innovation partner for our clients For instance, the Infosys Tennis Platform with ATP
#HackWithInfy is a coding competition for engineering students designed to inculcate a culture of rapid problem-solving and innovative thinking early in academic life.

Governments

Our value-generation mechanism for government and regulators focuses on priorities such as employment generation, infrastructure and compliance

Localization: Creation of high-tech, knowledge service jobs is an indicator of value for any government. Infosys is committed to creating a significant number of local jobs in its key markets of North America, Europe, and APAC.

Global innovation hubs: Infosys has created a large network of Global Innovation Hubs, Experience Centers and Design Studios across the world.

Innovation in e-governance: Infosys continues to partner governments around the world to create and implement e-governance solutions.

Community

Our ESG vision to serve the development of people by shaping a future with meaningful opportunities for all inspires our efforts for the community.

Tech for Good: Infosys is committed to using the digital, cloud and open-source technologies to drive societal impact in our communities and enable our societal stakeholders to harness the power of technology in their everyday.

Infosys Springboard: The future of India will be shaped by today's younger generation who need digital literacy. Through Infosys Springboard, we have has democratized learning by giving anytime-anywhere access to knowledge and experts in addition to digital content. By reimagining learning through gamification, we have made learning fun and creative so that can be sustained lifelong.


Investors
Clients
Employees
Partners
Community
Government
Growth and profitability
Customer loyalty
Brand identity
Strategic investments
Platforms, products and IP
Acquiring innovative firms
Brand-building innovation
Strategic engagement
Long-term value
Outside-in perspective
Infosys Innovation Fund
Living Labs
Infosys Innovation Network
Metaverse Foundry
Fulfilling careers
Reskill
Upskill
Enhancing employee experience - InfyMe
Be the Navigator
Digital Quotient
Lex
Exploiting synergies
Leveraging startups
Joint innovation centers and CoEs
Joint go-to-market
Living Labs and Infosys Innovation Network
Education
Cybersecurity
Data privacy
Tech for Good
Cybersecurity
Infosys Springboard
Data privacy
Employment
Infrastructure
Compliance
Localization of innovation talent
Global innovation hubs
E-governance innovations

Clients

True value for clients is realized when Infosys becomes their strategic technology partner and brings perspectives to be combined with rapid, emerging-technology-led, customer-centric innovation.

Living Labs: An orchestrated set of innovation services that provide complete innovation life-cycle coverage to clients

Cybersecurity: Next-gen cybersecurity offerings

Data privacy: Privacy by Design (PbD) and Privacy Engineering

Infosys Innovation Network and Infosys Innovation Fund: A network of hundreds of startups that brings a cutting edge to Infosys' innovation capabilities. The Infosys Innovation Fund is a strategic corporate venture capital investment in successful startup partnerships to enhance the delivery of joint-innovation to our clients.

Metaverse Foundry is one of the recent centers of excellence that Infosys has unveiled. The Foundry leverages assets such as the Infosys XR Platform to build cross-platform AR experiences.

Sustainability Practice Unit: The focus of this unit is to bring thought leadership, consulting services, technology solutions, emerging-tech-led innovation, and cultural adoption in the ESG space to clients and their value chain.

Employees

Employees are our most valuable assets. The value for employees is characterized by constant upskilling and reskilling opportunities, recognizing and rewarding top performers, and instilling in them a culture of grassroots innovation.

Lex: The indigenous companion for Infoscions to learn on-the-go. It manages the entire spectrum of the learning experience for them ranging from recommending learning paths to completing certifications and amplifying potential skills to meet business needs while enhancing their ability to have meaningful conversations with clients.

Digital Quotient: This is a comprehensive score that helps Infoscions keep track of their digital capabilities.

Be The Navigator: Our Be The Navigator program fosters grassroots innovation, enhances collaboration, facilitates client engagement and drives business goals that deliver the most value for our clients.

InfyMe: Our mobile-enabled self-service platform allows employees to conduct all transactions and access company processes and information anywhere, anytime. More than 200 touchpoints for various activities are merged into the single intuitive interface of the InfyMe app.

Infosys Great Manager's Program: Helps build innovation mindset and capability in our managers.

Partners

Partners are major contributors to the success of Infosys. The value for partners come from exploiting the synergies, through joint research and go-to-market (GTM).

Joint innovation centers: Infosys incubates emerging technologies under different centers of excellence which extends innovative solutions to our clients.

Joint GTM: Infosys engages in partnerships with numerous startups, universities and hyperscalers across geographies.

Infosys Innovation Network: Infosys creates access to market for the most innovative startups from around the world. Through the Innovation Network, Infosys is able to de-risk startup innovations for our clients.

Read more in the Management Discussion and Analysis | Infosys ESG Report 2021-22 | Talent Pulse Report | ATP

STRATEGY REVIEW



Strategy

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their core offerings, processes and systems rapidly and position themselves as 'digitally enabled'. The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan and execute their journey to a digital future.

We have embraced a four-pronged strategy to strengthen our relevance with clients and drive accelerated value creation:

- Scale agile digital
- Reskill our people
- Energize the core
- Expand localization

We believe the investments we have made, and continue to make, in our strategy will enable us to advise and help our clients as they tackle the current market conditions. Further, we have been able to successfully enable most of our employees worldwide to work remotely and securely – giving us the operational stability to deliver on client commitments and ensuring our own business continuity.

Over the last four years, we have executed this strategy and generated significant outcomes.

Scale agile digital

Our revenue from digital technology-related services and solutions has more than doubled in the last three years, and currently comprises 57% of our total revenue. We are rated as a leader in 54 industry analyst ratings across our digital offerings. These outcomes are a result of investments we have made to expand our digital footprint via reskilling of our employees, targeted acquisitions, strong ecosystem partnerships, innovation experience centers across the world, intellectual property development, reconfiguring our workspaces for agile software development and enhancing our brand.

Our human experience-related services expanded with the opening of eight innovation hubs, six digital studios, 12 proximity centers and 20 living labs around the world. During the fiscal, we entered into a definitive agreement to acquire oddity to augment our human experience capabilities in Europe. Through our academia partnerships with Purdue, Trinity, RISD and eCornell, we have trained over 4,500 employees in niche digital skills.

Our Insight and data analytics services and solutions were further strengthened with the launch of our Infosys Applied AI solutions, coupled with the Infosys Data Workbench. Our AI platform, Infosys Applied AI, helps enterprises adopt a comprehensive approach and roadmap to scaling enterprise-grade AI for their businesses. With advances in next-generation computing power, ready access to datasets on the cloud to train Machine Learning models and consumable Artificial Intelligence (AI) services, our solutions enable our clients to generate insights from their data and open opportunities for data monetization.

Our Innovate-related services and solutions are boosted by workspaces that have been specifically redesigned for agile software development, teams reskilled in agile methodologies, certified scrum masters and capabilities in horizontal technologies such as 5G, autonomous tech, product engineering, internet of things and blockchain.

Our Accelerate-related services are aimed at rapidly transforming our clients' legacy technology landscapes and processes with digital technology. We invested in, and built strong partnerships with cloud hyperscalers such as AWS, GCP and Microsoft Azure, and SaaS providers. In fiscal 2022, we expanded our integrated cloud offering Infosys Cobalt™, which now offers over 35,000 cloud assets and over 300 industry cloud solution blueprints. Infosys Cobalt™ is helping enterprises to securely access cloud capabilities with the assurance of single-point accountability for outcomes.

We launched Infosys Equinox, our flagship digital commerce platform, which is a set of core microservices encompassing all digital commerce scenarios to help enterprises rapidly build and deploy features across all touchpoints and channels, without the friction associated with legacy platforms.

Our Automation and AI services grew on the back of our alliances with leading Robotic Process Automation (RPA) solution providers and niche AI players, powered by our best-in-class solutions, IPs and frameworks. We have automated over 20,000+ processes for our clients and have over 1,000 ready use cases across industries.

Our Assure services, in software testing and cybersecurity, continued to grow with investments in Cyber Gaze, our cybersecurity dashboard and suite of related applications.

Energize the core

Leveraging automation and AI, we are winning and executing several engagements for our clients to modernize their core legacy technology and process landscapes. We made significant investments in our Live Enterprise platform, including our Bot Factory of preconfigured automation bots and LEAP, our platform for optimizing large-scale application maintenance and reengineering. In fiscal 2022, we won a total contract value of over US$ 9.5 billion in large deals, continuing to demonstrate our capabilities and competitiveness in executing complex transformation programs. In addition, investments in our own internal systems, reimagination of our internal processes and automation of software development processes have helped increase our agility, boost productivity and enhance our competitiveness even in the current paradigm of remote working.

Reskill our people

Continuous learning and reskilling have always been integral to our operating model. We operate our reskilling program with the twin objectives of increasing fulfillment of demand for digital skills in client projects and for enriching the expertise of our global workforce in next-generation technologies and methodologies. We invested in, and scaled, our digital reskilling program globally. Lex, our in-house-developed, anytime-anywhere-learning platform, offers over 13,700 courses curated for easy consumption on mobile devices with advanced telemetry, gamification and certification features. Over 2,99,000 of our employees use Lex and are spending approximately 2.3 million training days compared to 1.9 million in the last fiscal with close to 45 minutes per day on average for learning activities.

Expand localization

With the objective of creating differentiated talent pools in our markets, we made significant investments in expanding our local workforce in the US, the UK, Europe, Japan, China and Australia. We established innovation hubs, nearshore centers and digital design studios across geographies. Further, we expanded our university and community college partnerships in all these regions to aid internships, recruitment, training and joint research. In fiscal 2022, we recruited over 14,805 employees locally in our markets, of which 3,650 were fresh graduates. This initiative also significantly de-risks our operations from regulatory changes related to immigration policies.

Looking ahead, and to continue staying relevant to the emerging needs of our clients, our strategic areas of focus for the next few years will be to further:

- Scale our cloud capabilities, especially around cloud advisory, data on cloud, cloud security, SaaS, PaaS, IaaS and private cloud;
- Expand capabilities in key digital technology areas such as AI, product engineering, cybersecurity and human experience;
- Strengthen our employee value proposition for the newer contexts of work and workplace;
- Run our operations in a cost-effective and agile manner, including increasing the levels of automation in our service delivery;
- Deliver on our ESG commitments, while at the same time enabling our clients to realize their sustainability goals.



Business highlights

Differentiated cloud services and large deal momentum drive Infosys' highest annual growth in a decade. Our ESG Vision 2030 and ambitions continue to drive value for all our stakeholders.

Revenues (in ₹ crore)
1,21,641
21.1% growth Y-o-Y
19.7% CC growth Y-o-Y

Operating margin
23.0%
Robust operating margin

Digital revenues (as a % of total revenue)
57.0%
41.2% CC growth Y-o-Y (basis US$)

Free cash flows (in ₹ crore) [1]
22,803
3.6% growth Y-o-Y
FCF conversion at 103% of net profit

Consolidated cash and investments (in ₹ crore) [2]
37,419
Continue to maintain strong liquidity position

Return on equity
29.1%
Improved by 1.7% over the last fiscal

Total shareholder return
41.6%
Generated higher returns than market

Basic earnings per share (par value of ₹5 each)
52.52
15.2% growth Y-o-Y

Dividend per share (in ₹)
31.0
14.8% growth Y-o-Y

Large deal TCV (Total contract value in US$ billion)
9.5
Sustained momentum in large deal wins

Number of US$ 100 million+ clients
38
Increase of 6 clients Y-o-Y

Women employees
39.6%
Steady progress towards gender diversity goals

Digital skilling
4.8 million
People are a part of our digital skilling initiatives

Tech for Good
80 million+
People empowered through our Tech for Good solutions in e-governance, education and healthcare

Carbon neutrality
Carbon neutral for 3 years in a row
Scope 1, 2 and 3 emissions

Fresh college graduates hired
84,782
Globally

Carbon offset programs
1,84,000
Rural families continue to benefit from our carbon offset programs

Note:
(1) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS.
(2) Comprise cash and cash equivalents, current and non-current investments excluding investments in unquoted equity and preference shares, compulsorily convertible debentures and others

Key trends

In ₹ crore, except per equity share data	FY 2022	FY 2021	FY 2020	FY 2019	FY 2018
Revenues [1]	1,21,641	1,00,472	90,791	82,675	70,522
Net profit [1][2]	22,110	19,351	16,594	15,404	16,029
Basic earnings per share (in ₹) [1]	52.52	45.61	38.97	35.44	35.53
Market capitalization	8,02,162	5,82,880	2,73,214	3,24,448	2,47,198

In US$ million, except per equity share data	FY 2022	FY 2021	FY 2020	FY 2019	FY 2018
Revenues [1]	16,311	13,561	12,780	11,799	10,939
Net profit [1][2]	2,963	2,613	2,331	2,199	2,486
Basic earnings per share (in US$) [1]	0.70	0.62	0.55	0.51	0.55
Market capitalization	104,706	79,760	34,966	47,614	19,493

Notes:
(1) Based on IFRS consolidated financial statements
(2) Attributable to owners of the Company


DELIVERING VALUE

Investors

We constantly endeavor to fulfill the expectations of our investors through responsible business decisions and governance. Integrity and transparency are top priorities in our relationship with our investors.

Shareholder value creation

We are privileged to share a strong relationship with investors based on a deep understanding of their expectations and our commitment to creating value for them. Infosys has been delivering industry-leading revenue growth through prudent financial management and sound corporate governance – resulting in share value appreciation, leading to sustained value creation for investors. We maintain transparency in our disclosures and frequent communication with investors through channels such as quarterly post-result calls, analyst meets, Annual General Meeting, and regular one-to-one and group interactions.

Infosys share price versus the S&P BSE Sensex


140
120
100
80
0
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Infosys
BSE Sensex

Delivering value through share value appreciation

At Infosys, we have been creating sustained value for our investors by outperforming the markets consistently.

Delivering value through business strategy

Our market-oriented four-pronged strategy enables us to invest in expanding our global digital footprint. This helps Infosys to be recognized as a partner of choice for digital transformation and also increases our potential to attract larger total contract value (TCV) deals and clients. This enhances our ability to generate industry-leading growth and profitability, thus generating shareholder value.

Delivering value through ESG Vision 2030

Being environmentally-conscious in operations – such as through energy-efficient green buildings and data centers – helps reduce operating costs. Also, being socially responsible (through the initiatives of the Infosys Foundation), and through ethical governance, we strive to create value for all stakeholder groups.

Distribution of value created through Capital Allocation Policy

During the five-year period of fiscal 2020-24, Infosys expects to return approximately 85% of the free cash flows generated through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any.

Details are available here



Managing financial capital

Infosys has a high cash-generating business with access to capital markets across the world. Our strong credit rating allows us to raise debt at competitive rates in the future, if needed. The primary source of funds is cash from operations and income from short and long-term investments, among others.

Our primary sources of liquidity are cash and cash equivalents and the cash flow generated from our operations. We continue to remain debt-free, and we maintain adequate cash to meet our operational and strategic requirements and unforeseen events while also earning sufficient returns.

Our consolidated cash and investments include deposits in banks, investments in liquid mutual funds, fixed maturity plan securities, commercial paper, quoted bonds issued by government and semi-government organizations, non-convertible debentures and CDs or certificates of deposits – all such instruments issued by eligible financial institutions with high credit ratings.

Details of these investments are available in the Financial Statements on page 255

We also build financial assets and create financial value by investing in the startup ecosystem. These investments enable us to access innovation, which together with our services and solutions, deliver benefits to our clients. Most often, our investments comprise minority equity positions in startup organizations and / or venture capital funds.

Rating agency	Rating	Outlook
Moody's	Baa1	Stable
Standard & Poor's	A	Stable
Dun & Bradstreet	5A1	Condition: Strong
CRISIL	AAA	Stable

Key trends

Revenue growth (in %)


9.8
10.7
21.1
2019-20
2020-21
2021-22

Dividend per share (in ₹)


17.5
27.0
31.0
2019-20
2020-21
2021-22

Basic earnings per share (in ₹)


38.97
45.61
52.52
2019-20
2020-21
2021-22

Return on equity (in %)


25.8
27.4
29.1
2019-20
2020-21
2021-22

Free cash flows (in ₹ crore)


15,250
22,020
22,803
2019-20
2020-21
2021-22

Market capitalization (in ₹ crore)


2,73,214
5,82,880
8,02,162
2019-20
2020-21
2021-22

Clients

As businesses across the world pivot to next-generation technologies for enhanced cost efficiencies, agility in addressing their customers' needs and resilience-building, we at Infosys help them navigate their next to evolve their organizations into Live Enterprises.

We also work with our clients to develop joint go-to-market strategies that enhance the value of their businesses. Our localization strategy has seen us transition from a hub-and-spoke talent model to hire locally and harness the advantages of differentiated talent pools globally, resulting in enhanced client servicing.



Key highlights

Active clients


1,411
1,626
1,741
2019-20
2020-21
2021-22

New clients added (gross)


376
475
451
2019-20
2020-21
2021-22

Fortune 500 clients


180
189
184
2019-20
2020-21
2021-22

US$ 100-million clients


28
32
38
2019-20
2020-21
2021-22

Creating value for our customers

Digital transformation

We help our customers navigate their digital transformation journeys through our suite of services and solutions.

Details of our key customer services and solutions are available here

For our clients, digital transformation is about enabling the business to continuously develop agile and effective responses to the emerging challenges and opportunities. Their businesses have a transformation plan that is owned by the top management and implemented by leaders and their respective verticals. Although they are equipped with what's needed to drive value from the execution, many of them find it difficult to tackle the most important part of the transformation – how to put together the people, processes and tools for it and deliver sustainable results. Our digital architecture drives outcomes for enterprises across five areas – Experience, Insight, Innovate, Accelerate and Assure. Our experience of helping many clients through their digital transformation journeys has shown us that a Live Enterprise is one that is continuously investing in reinventing its operating model while reimagining customer transformations. Our clients count on our operating models to navigate their next.

Digital Operating Models - Navigate Your Next | Infosys

We use our native digital innovation expertise to partner with our clients to develop future-ready solutions. Further, the Infosys Virtual Living Labs enables clients to experience emerging technologies to inspire innovation and incubate new possibilities. The application of our innovation capabilities to create value for stakeholders is further elaborated in the section on 'Creating value through innovation.'

Client satisfaction

Our latest annual client survey indicates that most of our clients are delighted with Infosys, sustaining the positive feedback gained over the years. We have also been appreciated for our resilience, agility, client-centric approach, excellence in execution, quality of deliverables, base delivery, tools and methods.

Our digital narrative is resonating well and clients' willingness to partner with Infosys has gained momentum over the years. Our clients are also happy with their experience on our cloud services. This reflects in us achieving ~57% digital revenues in fiscal 2022 growing at 41.2% in constant currency. Our digital revenues crossed US$ 10 billion annualized on a run-rate basis. Within the digital space, cloud is growing faster. With Infosys Cobalt™, our cloud capabilities have seen significant traction.

Climate change solutions

We have transformed our campuses into living labs for clean technology over the past decade, leveraging our technology expertise. With the establishment of the Sustainability Practice Unit in 2020, we now offer our clean technology solutions to our customers, enabling their carbon neutrality journeys.

Read more in the Infosys ESG Report 2021-22



Employees

At Infosys, careers don't stand still and talent transformation is an important focus area. It begins with sensing employee needs and responding with a value proposition that delivers meaning, purpose and value for them. It builds synergy between how we look to differentiate ourselves as a Company and deliver on the expectations of our employees.

We have a three-pronged strategy to deliver value to our employees:

- Inspire our people with meaningful work and passionate teams, enabling them to find purpose and make an indelible impact.
- Ensure that our people, are continuously learning and progressing in their careers, and shaping our collective future.
- Create opportunities for every employee to navigate further, powered by our culture and partnered by other Infoscions with shared aspirations.

Total no. of employees


2,42,371
2,59,619
3,14,015
2019-20
2020-21
2021-22

% of women employees


37.8
38.6
39.6
2019-20
2020-21
2021-22

Voluntary attrition*


17.4%
10.9%
27.7%
2019-20
2020-21
2021-22

*LTM IT services

Enabling and rewarding managers

We have designed the Infosys manager enablement framework to equip our leaders with the skills and capabilities to help their teams build technical, business and people skills along with a digital mindset to accelerate their development journeys. Managers are encouraged to adhere to a behavior code that has seven principles to ensure efficient management of their teams. Infosys recognizes those managers who are exemplars in living the Manager Code.


Be the voice of the team
Connect. Care. Recognize
Be the navigator – Foster grassroots innovation, collaboration, and deliver client delight
Be a lifelong learner and teacher
Live the Infosys Code of Conduct and Ethics, C-LIFE
Leave no one out
Collaborate to win

Employee Engagement Framework

Our Employee Engagement Framework – **5C (Connect, Collaborate, Celebrate, Care, Culture)** – helps us to create best-in-class employee experiences and supports our people to stay motivated to deliver their best at all times. We have created common engagement platforms such as QuickStart that allow us to quickly onboard new employees.

Connect helps us to catch up with employees in formal and informal setups and facilitate coaching and mentoring. We are promoting **Collaboration** among teams through Power Teams with programs customized for projects as the nucleus, promoting knowledge-sharing sessions, ideathons, hackathons and coaching by managers. We are **Celebrating** our people's success with RISE, an exclusive recognition platform integrated with our digital marketplace InfyGold+ and InfyAdvantage for employees. We have prioritized employee well-being and **Care**, with a renewed approach to our flagship Health Assessment & Lifestyle Enrichment (HALE) program. Finally, our **Culture** is driven by our strongly rooted values C-LIFE, leaders and managers who embody these values and our people who we call Infoscions, who nurture life at Infosys with vibrant employee resource groups, passionate hobby clubs, culture cafes, peer counselling groups to be the navigators of the future.

Careers that never stand still

We have programs, partnerships and initiatives that give our employees opportunities to learn continuously and be rewarded with faster growth. With digital technologies changing every day and skills needing constant update, we have made it easy for our people to reskill, upskill, and build new digital muscle. At Infosys, professional growth runs in parallel with career growth.

Infosys Career Gambit is a comprehensive career initiative designed to help employees gain new skills, seek guidance, gauge progress, define career goals, and assist them to get future ready. The features of Career Gambit are:

Get access to world-class learning, personalized learning paths and boost performance with digital readiness.

Set themselves up to win, acquiring SKILL TAGS and setting sights on specialized careers.

Go forward in their career through multiple pathways into new and exciting technology spaces.

Employee wellness and safety

The Infosys employee well-being journey is two decades strong. We continuously strive towards enhancing the well-being of our employees through our award-winning HALE (Health Assessment and Lifestyle Enrichment) program, that is aimed at increased awareness, reduced stress levels, safe work environment and improved productivity levels, resulting in good health and well-being.

The four pillars of HALE are


PHYSICAL WELLNESS
EMOTIONAL WELLNESS
SOCIAL WELLNESS
SAFETY

Employee experience map: Digital first

We have transformed ourselves into a Live Enterprise, offering digital-first personalized experience for our employees across life-cycle events.


ATTRACT
Talent management system
Candidate experience
Automated workflows
Social media listening
Hackathon
InfyTQ and Infosys Springboard
ONBOARDING
Launchpad, e-joining and more
E-docket digital records
QuickStart new joiner experience
Cohorts – Mentoring and communities
Surveys and feedback
CAREERS AND REWARDS
FLUID – Digital marketplace
Skill Tags – Digital career maps and skills
Accelerate – Gig work opportunities
Step Up – Internal movements and skilling
InfyGold+ – Online recognition tools
Stripes – Centralized reward management
OFFBOARDING
Offboarding system
Alumni portal and self-service
DEVELOPMENT
Lex – Anytime-anywhere learning
CARA – e-coaching
Zoiee – Digital learning assistant
Atlas – Learning maps
Analytics and insights
ENGAGEMENT
InfyMe – Employee experience app
Power Teams – Collaboration forums
iEngage – Communication framework
RISE – Celebration and rewards
HALE – Well-being and care
Pulse – Employee feedback and culture sensing
PERFORMANCE MANAGEMENT
iCount – Continuous feedback
Smart goals and evaluations
Mcode – Manager enablement
Datavillage – Analytics and insights

Read more in the Infosys ESG Report 2021-22

Suppliers

As a signatory to the United Nations Global Compact, Infosys leverages the UNGC principles covering human rights, labor, environment, and anti-corruption as foundational principles for building and improving its sustainable supply chain practices.

The Company is committed to providing opportunities to diverse businesses and integrating the UNGC principles into our supply chain and towards building a positive long-term environmental and social impact. Our Responsible Supply Chain Policy categorizes our suppliers in three segments – people, services and products.

All our suppliers are required to sign our Supplier Code of Conduct. Our agreement with vendors includes a mandate to comply with local laws and regulations. We expect our suppliers to support and respect internationally proclaimed human rights guidelines. A strong governance process and independent checks support regular quarterly audit of contract staff, in accordance with various labor laws. Grievances are addressed through appropriate mechanisms available to contract staff to safeguard their interests. Our contracts have appropriate clauses and checks to prevent the employment of child labor or forced labor in any form. We also provide forums, where suppliers can voice their concerns and issues.

In fiscal 2022, we launched a responsible supply chain assessment through an external, independent consulting partner. This assessment will cover our top 100 suppliers to baseline their ESG performance. The assessments are under way and cover governance, ethics and compliance with law, fair business practices, labor practices and human rights, health and safety, and environment.


Governance
Ethics & compliance with law
Fair business practices
Labor practices & human rights
Health and safety
Environment

The assessment will give the supplier an ESG scorecard with scores on each of the assessment parameters, while highlighting strengths and areas for improvement. Post the assessment, we will also engage with the suppliers to identify specific initiatives that will help improve their scores. Based on the overall learning from the program, we will create a supplier education and engagement initiative to help our smaller suppliers build competencies.

Key highlights

MSME partners
569

Contract staff
25,470

Local suppliers
1,498



Government and regulators

The roles of regulators and governments are inextricably intertwined with the creation of sustained value for an organization's stakeholders. Our engagement with the public sector is underlined by transparency and aims to achieve different purposes. For instance, enabling the implementation of Tech for Good programs on scale, or collaborating to seek suitable policies for the industry, or executing community development projects in rural India. We also partner with government departments to help deliver services to the citizens of India, the US and Canada, Australia and New Zealand, the UK and Europe.

Approach to government, policy and community engagements

Infosys' approach to achieving our government, policy and community objectives focuses on engaging ecosystems at the national, regional and local levels. To this end, across each of the Company's key markets – including, but not limited to the US, Canada, the UK, Europe, Australia and India – Infosys focuses on developing and maintaining partnerships with relevant government officials, business organizations, technology industry associations, educational institutions, and community organizations for the purpose of developing mutually beneficial partnerships.

These partnerships allow Infosys, often along with our ecosystem partners, to:

- Mitigate legislative and regulatory risk
- Maximize the impact of Infosys' investments local to certain geographies
- Deepen Infosys' thought leadership on the development of key public policies
- Enhance the recognition of Infosys as a technology and employer 'partner of choice'

Key highlights

- Successful collaboration with national governments and ecosystem partners to address employee travel disruption issues and global business continuity concerns immediately after the COVID-19 outbreak
- In-person endorsements of Infosys' contribution to local technology hiring, skilling and related capital investments by government leaders at the national (the US Vice President and Secretary of Labor, the British and Australian prime ministers, the Costa Rican president), regional (state / provincial leaders across the US, Germany, Romania, Australia, Canada, Mexico and others) and local levels
- Launch of the "Government Tech Insider" before the UK Parliament, a document to guide UK policy development on the regulation of emerging technologies (in partnership with the Infosys Knowledge Institute)
- Appointment of Infosys to the UK Trade Minister's Technology and Telecoms Trade Advisory Group. Partnering with the Thurgood Marshall College Fund in the US to further the development of technology skills and Science, Technology, Engineering, Mathematics education at Historically Black Colleges and Universities (HBCUs)
- Active contribution to the standards committees of BIS, ISO and IEEE in development of data privacy standards
- Advocating for immigration legislation and regulation in the best interests of the mobility of IT services industry workers into key markets such as the US, UK and Australia

Approach to government services

Public sector organizations worldwide face numerous challenges ranging from having to satisfy complex mission requirements, meeting citizens' high expectations of public services, operating in a fast-evolving technology landscape to working under ever-increasing monetary pressures. Infosys supports public sector organizations to deal with these challenges and deliver enhanced outcomes.

Details of our global projects are available on Public Sector IT Services - Overview | Infosys

Communities

Infosys' work with communities began with the establishment of Infosys Foundation in 1996, much before the CSR Rules, 2014, came into place. Over the years, our work with communities have expanded in geography, scale and areas of interventions.

Infosys Foundation

The Infosys Foundation works to create deep societal impact in India. Our CSR initiatives, delivered through the Foundation, focus on assistance with education, improving healthcare, addressing malnutrition and hunger, destitute care and rehabilitation, rural development, environmental sustainability and protection of national and historical heritage and promotion of art and culture.

A few of the significant projects this year included:

Village development through water projects and more

When around 80 large water bodies, which were the main source of irrigation to their farms, dried up, the debt-ridden farmers of Jhabua and Alirajpur districts of Madhya Pradesh had no choice but to migrate to cities as daily wage laborers.



Since 2007, Shivganga Samagra Gramvikas Parishad (SSGP) has been working in the villages of these districts, trying to bring about sustainable development. The Foundation has been partnering SSGP since 2010. Last year, it renewed its commitment to the project by donating funds for empowering more than 12,000 young individuals, building 80 water reservoirs, training 256 people in making bamboo handicrafts and 461 farmers in organic farming, apart from afforestation and infrastructure development.

Using data and technology to improve justice delivery

In its endeavor to support initiatives related to research and higher education in the country, the Foundation collaborated with the DAKSH Centre of Excellence for Law and Technology at the Indian Institute of Technology Delhi. The Foundation's grant supports multiple initiatives of the organization that will help bring more transparency and comprehensiveness to various aspects of the law and justice system. The initiatives include an AI-based legal assistant tool to help the general public effectively navigate consumer grievance redressal / dispute resolution, simulation models, a curated volume on technology and analytics for law and justice, and a predictive model to estimate the duration of cheque bounce cases.

A shelter of comfort when illness makes you weak

Over the years, the Foundation has helped to build several *dharmashalas* (fully-equipped shelters) for hospitals across the country.



This year, the Foundation completed the construction of two *dharmashalas* – the 800-bed Infosys Foundation Vishram Sadan at the All India Institute of Medical Sciences (AIIMS), Jhajjar, Haryana and the 412-bed Infosys Foundation Asha Nivas at the Advanced Centre for Treatment, Research and Education in Cancer (ACTREC) campus of Tata Memorial Centre in Navi Mumbai. These shelters offer affordable accommodation for cancer patients and their caregivers, who travel from far-off towns and villages for treatment and have to stay for longer durations to complete the course of treatment.

Read more on the Infosys Foundation website

Infosys Foundation USA

The Infosys Foundation USA was founded in 2008 to increase access to computer science and maker education for K-12 students and educators across the US, particularly in under-resourced communities. Through its partnerships with non-profits and signature programs, the Foundation continues to build upon the 1 million+ educators and 23 million+ students it has reached since its inception.

Read more on the Infosys Foundation USA website

Infosys Science Foundation

The Infosys Prize endeavors to elevate the prestige of science and research in India and inspire young Indians to choose a vocation in research. The award is given annually to honor outstanding achievements of contemporary researchers and scientists across six categories: Engineering and Computer Science, Humanities, Life Sciences, Mathematical Sciences, Physical Science and Social Sciences, each carrying a prize of a gold medal, a citation and a purse of US$ 100,000 (or its equivalent in Indian Rupees).

Read more on the Infosys Science Foundation website

Extending our ESG impact to the community

Our ambition to serve the development of people by shaping a future with meaningful opportunities for all sums up our work with the community. Technology serves as a catalyst in community development as it empowers people with the capacity to participate in economic progress. In turn, not only do they become architects of a better life for themselves and their families, but they also lay the foundations of socio-economic progress for generations to come.

At Infosys, we leverage the power of digital solutions to address critical socio-economic issues and enable underserved communities in their journeys to improved lives. We focus our efforts on building capacity with digital skills, employing technology to do good and energizing communities around us.

Building diverse talent pools

In a highly fluidic technology and business environment, clients' businesses are also adapting rapidly and demand diverse skills to help them be future-ready. We hire competitive and motivated individuals from diverse non-technological backgrounds and equip them with requisite skills to create more diverse products and solutions for our clients.

In line with our core philosophy of hiring for learnability and skilling through training, we extended our hiring into an alternative talent pool beyond the traditional STEM graduates. We created entry-level pathways to attract students in the community college system in the US to attract them to IT. Through a combination of apprenticeships and internal training, we have been able to hire over 700 people from this pool.

Key highlights

Tech for Good
80 mn+
lives enabled

Digital talent at scale
4.8 mn+
people enabled

CSR
US$ 60 mn
contributed

Infosys Prize
80 scientists
awarded till date

Employees
92%
are local hires

Carbon neutrality
3rd
consecutive year

Enabling digital talent at scale

Our initiatives to enable digital talent at scale include digitally skilling our employees, our clients' employees, students, teachers and the community. Infosys Springboard, now rolled out globally, continues to digitally empower millions worldwide.

Tech for Good

Our Tech for Good initiative targets contributing value in three segments – e-governance, healthcare and education. We implement large-scale, multi-year programs in e-governance in India, Australia and the US with the aim of creating positive experiences for citizens. We empower 80 million+ people each year through our interventions.

Energizing local communities

Localization is integral to our social strategy too. We believe that proximity of our talent to clients enhances agility in our services and improves employee well-being. We have been localizing our workforce in various geographies and will continue to invest in these efforts. Our innovation centers support us to transition from a hub-and-spoke model to a network talent model and develop local talent pools to deliver service excellence. We have created more than 25,000 American jobs since 2017.

Read more in the Infosys ESG Report 2021-22

Environment

We believe that the environment in which we operate is both an investor and a beneficiary of Infosys. We are mindful of the fact that we are tapping into the elements of the environment for our operations and we are consciously creating strategies ad building solutions that will benefit it in the short and long term.

Climate change

Climate scientists have been warning us about the deepening climate change crisis for many decades now. However, corporate climate action was nascent a decade ago (2008) when Infosys started its climate action journey. Today, the world is in panic mode on climate change. The Glasgow Climate Change Conference (COP 26) witnessed climate anxiety. Climate change is causing the loss of life and property as well as hampering economic growth. Climate impacts are expected to deepen unless we keep global warming to well below 2° C. The Paris Agreement and the global Net Zero movement are aiming for that. Many nations and global corporations have pledged to be net zero in the 2030-2070 timeframe.

Climate commitments

- As part of our ESG Vision 2030, we have committed to maintaining carbon neutrality across Scope 1,2 and 3 emissions every year.
- Our Climate Pledge in partnership with Amazon and Global Optimism is to become net zero by 2040.

Climate action strategy

Climate action has been a key ESG focus area for Infosys since 2008. In 2011, we committed to carbon neutrality across all three scopes of emissions. In fiscal 2020, we turned carbon neutral. We have continued to be carbon neutral for three years in a row. Today, climate change considerations are incorporated into everything that we do, from mergers and acquisitions to leasing new offices, and engagement with our stakeholders.

Our climate action program includes our participation in RE100, an internal carbon price, a commitment to science-based targets initiatives (SBTi) in alignment with the Paris Agreement's goal of keeping temperature rise under 2°C, and the Climate Pledge.

In fiscal 2020, when we attained carbon neutrality, we announced our ESG Vision 2030, with more ambitious climate action goals. We are committed to continuing our carbon neutrality, reducing our Scope 1+2 emissions by 75% over business as usual, reducing our Scope 3 emissions by 30% over the 2020 baseline, and engaging with clients on climate action solutions.


Energy efficiency
Carbon offset
Climate Action Strategy
Renewable energy
Responsible energy sourcing

Emission intensity


Scope 1+2
(tCO2e / US$ million revenue)
10.91
5.70
3.72
FY 2020
FY 2021
FY 2022


Scope 3*
(tCO2e / US$ million revenue)
11.85
1.83
1.99
FY 2020
FY 2021
FY 2022

*ESG Specific intensity

Million sq. ft. of space certified to the highest standards of green building certification


25
26
28.61
FY 2020
FY 2021
FY 2022

Offset program beneficiaries (No. of families)


1,02,000
1,19,000
1,84,000
FY 2020
FY 2021
FY 2022

Read more in the Infosys ESG Report 2021-22

Engaging clients on climate actions

Over the past decade, we have leveraged technology to build and run some of the most efficient buildings and campuses globally that conserve energy, save water and treat waste responsibly. Our campuses are living labs for clean technology. Leveraging our expertise, we set up the Sustainability Practice Unit in 2020 with a mission to serve the preservation of our planet by shaping and sharing technology solutions. The practice works collaboratively with business units to scale technology-led solutions to tackle climate change.

In February 2022, we launched our book, *Practical Sustainability*, a practical guide to unlocking the US$ 2.5-trillion business boom.

Practical Sustainability: Circular Commerce, Smarter Spaces, and Happier Humans


PRACTICAL SUSTAINABILITY
CIRCULAR COMMERCE, SMARTER SPACES, AND HAPPIER HUMANS

The book provides a practical approach to creating and connecting smart spaces, with significant results that can be replicated by others, whether a global enterprise, small company, or government entity.

Infosys sustainability offerings

ESG-as-a-Service
Bundle, execute and manage a portfolio of ESG-related programs.

Sustainability advisory
Create a roadmap of sustainability initiatives to transform the enterprise.

Smart spaces
Optimize the efficiency and effectiveness of the built environment.

Energy transition
Shift to renewables and distributed energy resources.

Decarbonization
Reduce the greenhouse gases emissions that are produced by, or for, the enterprise.

Circular products
Optimize production to move towards a circular business model and eliminate waste.

ESG data and analytics
Gather, rationalize, analyze and report current-state ESG metrics, to enable action.

ESG finance
Enable greater clarity and improved decisions based on ESG data.

Green IT
Drive and influence carbon footprint reduction & Sustainable outcomes across applications and infrastructures

Read more in the Infosys ESG Report 2021-22

Energy-as-a-Service

Infosys and bp recently announced a partnership to co-develop a digital platform that can collect data from multiple energy assets and use artificial intelligence to optimize the energy supply and demand for power, heat, cooling and electric-vehicle charging. The key objective is to provide 100% clean, cost-effective, optimum and reliable energy (electricity and green fuel) with access to monitor and manage the consumption pattern while creating smart and energy-efficient infrastructure. The service is focused on energy efficiency, embedded generation, sustainable sourcing and flexibility and optimization.

Awards and recognition

Business and Sustainability

1. Infosys topped CRISIL's ranking as **the most Environmental, Social, and Governance (ESG) focused IT Company in India**
2. Infosys won **top spot in Institutional Investor 2021** All Asia Executive Team Ranking (IT Services & Software)
3. Ranked #3 by Brand Finance in their top 10 **most valuable Indian brands listing**
4. Won **four Stevie® Awards** at the 19th Annual American Business Awards. Also won a **Silver Stevie® Award** at the 2021 Asia Pacific Stevie Awards
5. Won **six awards in the Engineering Service Providers (ESP) category** at the NASSCOM ER&D Showcase 2021. Also won **ER&D Organization of the year** award for 2021
6. BluePrism recognized Infosys with **Global Client Business Impact Partner of the Year Telecommunications and Regional Client Business Impact Telecommunications** – APAC Awards at the BluePrism Partner Excellence Awards 2021
7. **Winner - Green Apple Award** for Promoting Environmental Best Practice around the World - November 2021
8. Won the 2021 Microsoft US Partner Award for **demonstrating excellence in Azure AI capabilities**
9. Won **Platinum Award** at The Asset ESG Corporate Awards 2021, and won awards for **Best Initiative in Diversity and Inclusion and for the Best Investor Relations Team**
10. **Working Mother & AVTAR**
    - Recognized as **Exemplars of Inclusion** (Most Inclusive Companies Index 2021)
    - Recognized among **Top 10 Best Company for Women** in India in 2021
11. Accredited as a **Disability Confident Recruiter** by the Australian Network on Disability (AND) for 2020-21
12. Recognized as one of the 2022 **World's Most Ethical Companies** by Ethisphere
13. Recognized as the **fastest-growing IT services brand** by Brand Finance, the world's leading brand valuation firm, in its Global 500, 2022 report
14. **Ranked #1** among top 100 listed companies in India for receiving **the highest score on ESG** by Stakeholders Empowerment Services (SES)
15. Received **LEED Platinum certification** from US Green Building Council for four buildings, situated in Indianapolis, Bengaluru, Mysuru and Thiruvananthapuram.
16. Awarded the **Best Environmental Excellence Award** at the 13th Annual Global CSR Awards & Summit 2021
17. Included in the **Leadership Quadrant in CDP** for the **6th year** in a row

Human Resources

1. Infosys recognized as **one of India's Best Employers** among Nation-Builders 2021
2. Positioned as the **fourth most attractive employer** in India, according to the Randstad Employer Brand Research (REBR), 2021
3. Won **four Stevie® Awards** for great employers 2021
4. Infosys recognized as a **Top Employer** in the 2021 India Workplace Equality Index (IWEI), won Silver for **LGBTQ+ Inclusion**
5. Infosys recognized among **Top 50 India's Best Workplace for Women 2021** by Great Place To Work in the large companies' category
6. Infosys recognized as a **Global Top Employer® 2022 in 22 Countries**, Ranked among **Top 3 Employers** in Asia Pacific, Middle East, and North America and ranked among **Top Employers in Europe** for Best-in-Class People Practices; Ranked #1 in India again
7. Received Brandon Hall Group's Organizational Excellence Certification for demonstrating **best-in-class talent acquisition strategy and human capital management practices**
8. Certified as a Great Place to Work® for **excellence in its employment practices** in Canada for 2022

Digital Services and Technology Innovation

1. Infosys was recognized as one of the **top three service providers** in the Nordics in the Whitelane Research and PA Consulting IT Sourcing Study 2021
2. Recognized by **HPE as the Global System Integrator of the Year** 2021 and Asia Pacific System Integrator of the Year 2021
3. EdgeVerve won two Globee awards for **'Most Innovative Software of The Year'** for AssistEdge and **'Effective Leadership During COVID'**
4. IBS Sales League Table 2021 recognized Infosys Finacle as **the best-selling solution across six categories**
5. EdgeVerve was named **Best Artificial Intelligence Software Company** of 2021 by Digital.com
6. Infosys was ranked as a **leader in Constellation's Public Cloud Transformation Services:** Global, Customer Experience Operation Services: Global, and Campaign to Commerce: Best of Breed Commerce Platforms
7. Infosys was the overall winner for **delivery excellence for one of the largest external CSAT surveys** sponsored by ISG - Star of Excellence Awards
8. Positioned as a **leader in PAC RADAR SAP Services** in Germany 2021

9. Infosys Finacle was a **winner at the Finnovex Awards** Qatar 2022 under the **'Excellence in Payments'** category for its Finacle Payments Suite

10. Ranked as a **leader in Gartner Magic Quadrant** for
    - Oracle Cloud Application Services, Worldwide
    - IT Services for Communications Service Providers, Worldwide
    - Data and Analytics Service Providers
    - Global Retail Core Banking for Infosys Finacle Core Banking Solution

11. Infosys was rated a **leader in Avasant's RadarView™ 2021 reports** in:
    - Applied AI and Advanced Analytics Services
    - Digital Talent Capability
    - Intelligent IT Ops

    and **in RadarView™ 2022 reports** in
    - Blockchain Services
    - Healthcare Payor Digital Services
    - Multisourcing Service Integration

12. Positioned as a **leader in Everest PEAK Matrix® Global Assessment 2021** in the following categories:
    - Application and Digital Services in Banking
    - Analytics (D&A) Services
    - Envisioning the Connected Future: 5G Engineering Services
    - Microsoft Dynamics 365 Services

    and **in Everest PEAK Matrix® 2022** in
    - Insurance Platform IT Services
    - Platform IT Services in BFS
    - Finastra IT Services
    - Enterprise Blockchain Services
    - Quality Assurance (QA) Services
    - IT Service Provider of the Year (Ranked #2)
    - Cloud Services - North America
    - Cloud Services – Europe
    - Digital Product Engineering Services
    - Oracle Cloud Applications (OCA) Services
    - Advanced Analytics and Insights (AA&I) Services
    - Infosys Finacle positioned as a leader in the Consumer Loan Origination System Products

13. Ranked as a **leader in IDC Marketscape's2021 vendor assessments** for the following categories:
    - Worldwide Microsoft Implementation Services
    - Worldwide Atificial Intelligence Services
    - Worldwide Smart Manufacturing Service Providers
    - Asia/Pacific Managed Cloud Services
    - Worldwide Life Science R&D ITO Services
    - European Smart Manufacturing Service Providers
    - Worldwide B2B Commerce Services for Industrial Manufacturing
    - Worldwide Managed Multicloud Services
    - Asia/Pacific Microsoft Dynamics 365 Implementation Services
    - Worldwide Oil and Gas Upstream Asset Management Digital Services

14. Positioned as a **leader in NelsonHall's NEAT 2021** in the categories:
    - Cognitive and Self-Healing IT Infrastructure Management Services
    - Intelligent Automation in Banking
    - Blockchain Services
    - Wealth and Asset Management
    - Digital Manufacturing
    - Advanced Digital Workplace Services
    - Quality Engineering

    and **NEAT 2022** in
    - Quality Engineering
    - Digital Banking Services

15. Ranked as a **leader in HFS Research Top 10 lists for 2021** in
    - Telecom, Media, and Technology (TMT) Service Providers
    - ServiceNow Services
    - Supply Chain Service Providers
    - Banking and Financial Services Providers (Ranked #1)
    - OneOffice™ Services: Data and Decision
    - OneOffice™ Services: Native Automation
    - Energy Services
    - Enterprise Blockchain Services
    - Pega Services
    - Digital Associates Services

    and **for 2022** in
    - Energy Transition Services
    - Application Modernization Services
    - Utilities Services
    - Retail and CPG Services

16. Infosys was rated as a **leader** in the following **ISG Provider Lens™ studies** in 2021:
    - Salesforce Ecosystem Partners – Leader in Germany and U.S.
    - Quadrant study on "Mainframe Services and Solutions 2021" – Leader in US
    - Cybersecurity Services and Solutions for U.S.
    - North America Utilities
    - SAP HANA Ecosystem Services in the US and Germany quadrant reports
    - Internet of Things – Services and Solutions (rated global leader)
    - Next-Gen Private / Hybrid Cloud – Data Center Services and Solutions for the US
    - Network-Software Defined Solutions and Services for Australia, UK, and Nordics region
    - Next-Gen Application Development and Maintenance Services in the US
    - Public Cloud – Services and Solutions / Analytics Services for the US, UK, Brazil and Germany region.
    - Banking Digital Services for the US, UK and Nordics region
    - Mainframes Services and Solutions
    - Healthcare Digital Services for the US


GOVERNANCE

Approach to governance

Corporate governance philosophy

Our corporate governance is a reflection of our value system, encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices and performance, and ensure that we gain and retain the trust of our stakeholders at all times.

Corporate governance is an ethically-driven business process that is committed to values aimed at enhancing an organization's wealth-generating capacity. This is ensured by taking ethical business decisions and conducting business with a firm commitment to values, while meeting stakeholders' expectations. At Infosys, it is imperative that our Company affairs are managed in a fair and transparent manner. This is vital to gain and retain the trust of our stakeholders.



Our corporate governance is a statement of the values we stand by as we conduct our business and engage with our stakeholders. Our Company has been a leader in adopting internationally-recognized corporate governance guidelines and has set the highest standards in abiding by them.

Kiran Mazumdar-Shaw
Lead Independent Director, Infosys

A legacy of good governance

At Infosys, a strong, independent and diverse Board ensures effective corporate governance across the organization. The independent Board committees engage through the year to deliver best-in-class governance practices and periodically review the policy framework to maintain its robustness. The Board and its committees undergo an annual performance evaluation by an independent agency.

Infosys participates in many industry-led forums to share best practices and continues to set benchmarks in corporate governance. The Company prides itself on its compliance with global guidelines, standards and corporate governance codes, ensuring timely and accurate disclosures in accordance with Indian Accounting Standards (Ind AS) and International Financial Reporting Standards (IFRS) requirements.

Recognitions

In 2021-22, for the sixth year in a row, the Company was recognized as a leader in a corporate governance study conducted jointly by the BSE Limited, the Finance Corporation (a member of the World Bank Group) and Institutional Investors Advisory Services, based on the G20 / OECD principles.

Infosys was recognized for the second year in a row by Ethisphere as

The Most Ethical Company 2022

Infosys **topped CRISIL rankings** on ESG Leadership 2021

Infosys **was awarded the Overall ESG Leadership Award 2021** by ESGRisk.ai

Infosys **topped** the overall Indian ESG ranking as well as Governance ranking in the 2022 report by the corporate governance firm, Stakeholders Empowerment Services (SES).

Some milestones in our corporate governance journey:

1994
First company to introduce Employee Stock Ownership Plans (ESOPs) in India

1996
First Indian company to voluntarily adopt the US's and six other countries' GAAP reporting

1999
First Indian company to publish quarterly audited financials

First Indian company to be listed on the NASDAQ stock exchange

2005
First Indian company to comply with SOX[1]

2017
First Indian company to facilitate ADR[1] participation in Indian share buyback

2018
First Indian company to sign a unilateral APA[1] with US IRS[1]

2019
One of the largest buyback offers through the open market

2020
Instituted performance-based stock incentives under the expanded stock ownership program aligned to Total Shareholder Return

2021
One of the first Indian companies to have a voluntary independent Board-level ESG committee to oversee the Company's ESG priorities

[1] ADR: American Depository Receipts; SOX: The Sarbanes–Oxley Act of 2002; APA: Advance Pricing Agreement; IRS: Internal Revenue Service

Our corporate governance philosophy is built on the following norms:

- Corporate governance standards should go beyond the law and satisfy the spirit of the law, not just the letter of the law.
- The Board and the Management are the trustees of the shareholders' capital and not the owners.
- Ensure transparency and maintain a high level of disclosure.
- Distinguish clearly between personal conveniences and corporate resources.
- Communicate externally and truthfully about how the Company is run internally.
- Have a simple and transparent corporate structure driven solely by business needs.
- Comply with the laws of all countries in which we operate.

Value-creating governance

Strong corporate governance practices help to build an environment of trust, transparency and accountability necessary for fostering long-term investment, financial stability and business integrity, thereby supporting stronger growth and more inclusive societies.

The Company's corporate governance philosophy is deeply rooted in the values and global best practices of corporate governance. Our values are embedded in the principles of the Company that are applied across the Company on a daily basis. These values and principles are also the guiding source of our Code of Conduct and Ethics which the whole organization adheres to. As Infoscions, we are all trustees of the Company's legacy – its resources, assets and opportunities, and share an equal responsibility to pass on a better, stronger Infosys than the one we received. This includes meeting or exceeding our commitments to stakeholders, developing the full potential of our employees, and building Infosys' reputation to make it the most respected Company in the world.

Approach to governance

Our corporate governance focuses on the interests of employees and other stakeholders and their roles in contributing to the long-term success and performance of the Company. Our governance framework emphasizes fairness and transparency based on sound legal, regulatory and institutional frameworks and ensures a fair and equitable treatment of shareholders. Promoting the participation of stakeholders in effective corporate governance, ensuring timely and accurate disclosures in all material matters including the financial affairs, performance, ownership, and governance of the Company through an active, engaged and accountable Board endorses our commitment to leadership by example and excellence.

Corporate governance framework

The key pillars of Infosys' corporate governance framework are:


Responsible leadership
Lead by example by ensuring independence of the Board and effectiveness of the Management
Board as a trustee
Safeguard the shareholder's capital as trustee, and not as its owner
Legal compliance
Satisfy both the spirit and the letter of the law in all our actions and disclosures
Effective corporate governance
Build simple and transparent processes driven by business needs of all stakeholders
Fairness and excellence
Be objective and ethical, and deliver the best to earn trust and respect from our stakeholders
Integrity and transparency & Relationship with stakeholders
Ensure transparency and maintain a high level of integrity, driven by the dictum — when in doubt, disclose.
Communicate frequently with stakeholders, including clients, investors, shareholders and stock markets

Approach to governance

OECD framework and Infosys' corporate governance practices

Corporate governance practices at Infosys are guided by the OECD (Organization for Economic Cooperation and Development) principles as follows:

Rights and equitable treatment of shareholders	Role of stakeholders in corporate governance	Disclosures and transparency	Responsibilities of the Board
• Quality of shareholder meetings • Related party transactions • Investor grievance policies • Conflict of interest	• Business responsibility initiatives • Supplier management • Employee welfare • Investor engagement • Whistleblower Policy	• Ownership structure • Financials • Company filings and quarterly disclosures • Risk management • Audit integrity • Dividend payouts and policies	• Board as a Trustee • Board and committee composition • Training for directors • Board evaluation • Director remuneration • Succession planning

The performance of the Company against these principles during the year was as follows:

Rights and equitable treatment of shareholders



1. **Quality of shareholder meetings**
   - All shareholders are provided with an opportunity to participate and raise questions in the shareholders' meeting.
   - At the AGM held during the year, shareholders across the world participated.
2. **Related party transactions**
   - All related party transactions are identified and approved by the audit committee and the Board, wherever required.
   - Relevant disclosures were made to the stock exchanges on a timely basis.
3. **Investor grievance policies**
   The Company has a comprehensive policy for redressal of investor grievances. The Company assigns specific emphasis to resolving investor grievances fairly and expeditiously. Details are available in the *Shareholder information* section of this Integrated Annual Report.
4. **Conflict of interest**
   - The provisions on conflict of interest are embedded in our Code of Conduct.
   - In matters which have a potential conflict of interest, the persons concerned abstain from discussion or voting on the matter.

Role of stakeholders in corporate governance



1. **Business responsibility initiatives**
   The Company achieved carbon neutrality in 2020 and launched its ESG Vision 2030 announcing its commitment to shape and share solutions to serve the development of businesses and communities. Read more in Infosys ESG Vision 2030.
2. **Supplier management**
   The Company's ESG ambition is to nurture responsible supply chains. Infosys believes that social consciousness and supplier diversity are important elements to enable us to meet this commitment.
3. **Employee welfare**
   Welfare is at the heart of our approach to employee wellness and experience. We continuously strive towards enhancing the well-being experience for our employees through HALE (Health Assessment & Lifestyle Enrichment) program. Read more in Infosys ESG Report 2021-22.
4. **Investor engagement**
   The Company considers investors as important stakeholders and believes in utmost transparency to engage them in every decision. The Company publishes a comprehensive list of forthcoming and past investor conferences on its website. The Company conducts an Investor Day to provide insights into its strategy. More information on various engagement initiatives are provided in the *Shareholder information* that is part of this Integrated Annual Report.
5. **Whistleblower Policy**
   All stakeholders must be able to raise concerns regarding violations and potential violations of the Company's policies and applicable laws easily and free of any fear of retaliation. Read the Whistleblower Policy here.

Approach to governance

Disclosures and transparency



Ownership structure
The Company has one of the most diverse shareholder bases in India. Apart from equity, the Company has issued American Depository Shares (ADSs), which is traded in the New York Stock Exchange (NYSE). For more information on the ownership structure, please refer to *Shareholder information* in this Integrated Annual Report.

Financials
The Company voluntarily publishes audited financial statements on a quarterly basis to enhance transparency, integrity and accuracy of the financials. The quarterly financials can be accessed here.

Company filings and quarterly disclosures
The Company believes in asymmetric information flow across all its stakeholders on a timely basis. Hence, it fulfills all its statutory obligations / filings well in time. All statutory filings of the Company are accessible here.

Risk management
- The Company has a risk management committee and a cybersecurity risk sub-committee to govern in identifying, tracking, monitoring and reporting risks that impact the Company and its stakeholders.
- The Company has also adopted an Enterprise Risk Management Policy to institutionalize a formal risk management function and framework in the Company which is accessible here.

Audit integrity
- The Company has appointed external independent auditors for statutory audit, internal audit and secretarial audit. Periodically, the audit committee meets the auditors independently without the presence of the Management.
- There were no qualifications, observations or adverse remarks in the auditors' reports and secretarial audit report.

Dividend payouts and policies
- The Company has adopted a Capital Allocation Policy where the Company expects to return approximately 85% of the free cash flow cumulatively over a five-year period. The policy can be accessed here.
- During the year, the Company returned approximately ₹13,000 crore by way of dividend and buyback. Additionally, it has proposed a final dividend of ₹16 per share, which constitutes approximately 73% of return of free cash flow to the shareholders.

Responsibilities of the Board



Board as a trustee
The Board comprises eminent professionals, who have varied skillsets and experience. As trustees, the Board has a fiduciary responsibility to ensure that the Company has clear goals aligned to shareholder value and its growth.

Board and committee composition
- The Board has constituted six Board-level committees and a sub-committee constituting entirely of independent directors and has adopted charters defining roles and duties of each committee.
- The Board composition is determined based on specific skill requirement of each committee and reviewed periodically.

Training for directors
- The Company conducts a familiarization program for all newly-appointed directors and also arranges training programs at regular intervals.
- Each director is entitled to a training fee of US$ 5,000 per year.

Board evaluation
- The Board has engaged Egon Zehnder, a leadership advisory firm on board matters, to conduct Board Evaluation.
- The evaluation includes self and peer evaluation, performance of the committees and their chairpersons, and evaluation of the Board as a whole. For fiscal 2022, the Board evaluation has been completed.

Director remuneration
- The Board, based on the recommendation of the nomination and remuneration committee, approves remuneration of Executive Directors.
- Remuneration to independent directors will be paid as per the criteria approved by the shareholders.
- The Executive Director's remuneration is linked to performance. Please refer to the *Corporate governance report* for details.

Succession planning
- The Nomination and Remuneration Committee periodically reviews and assesses the adequacy of the Company's policies, plans and procedures with respect to succession planning, including policies and principles for key managerial personnel selection and performance review. The review of policies shall also encompass succession in the ordinary course of business and in case of unexpected events.
- During the year, the committee completed the review of the succession planning policy.

Our ESG priorities in corporate governance

We aim to be a leader and set benchmarks in corporate governance in the world. Our ESG priorities in corporate governance are as follows:

Bringing the interests of stakeholders to the fore through our empowered, diverse and inclusive Board

We believe that effective stakeholder engagement is key to vibrant corporate governance. We follow a robust process to engage with our internal and external stakeholders and create meaningful and long-lasting relationships with them. Our stakeholders include government / regulatory bodies, clients, employees, investors, suppliers and alliance partners and the community.

The Company recognizes and embraces the importance of a diverse board in its success. We believe that a truly diverse board will leverage differences in thought, perspective, regional and industry experience, cultural and geographical background, age, ethnicity, race, gender, knowledge and skills including expertise in financial, global business, leadership, information technology, mergers and acquisitions, Board service, strategy, sales and marketing, risk, cybersecurity and other domains, which will ensure that Infosys retains its competitive advantage.

Refer to our Board Diversity Policy here

More information on Board profiles and diversity in page 14

For more information on Board committees and their working, refer to the Corporate governance report in page 130

Building responsible supply chains

Infosys believes in and is committed to partnering with the highest quality diverse product and service providers to ensure that we deliver the best-of-breed business and IT solutions to our clients. As a signatory to the United Nations Global Compact, Infosys leverages the UNGC principles covering human rights, labor, environment, and anti-corruption as foundational principles for building and improving its sustainable supply chain practices. The Company is committed to providing opportunities to diverse businesses and integrating the UNGC principles into our supply chain and towards building a positive long-term environmental and social impact.

For more information on our value creation for our suppliers please refer to page 48

For more information on our responsible supply chain practices please refer to Infosys ESG Report 2021-22

Ensuring robust compliance and integrity practices

To ensure robust corporate governance, we have established elaborate corporate governance guidelines, which are updated from time to time. A well-articulated Code of Conduct and Ethics ensures the participation of all stakeholders in building an ethical organization. A strong Whistleblower Policy coupled with non-retaliation measures inspires stakeholder trust. An extensive compliance and integrity plan allows us to proactively monitor 2,500+ laws and regulations that apply to our operations in 67 countries and translates them into 30,000+ compliance actions.

For more information on our robust compliance and integrity practices, refer to Infosys ESG Report 2021-22

Engaging with stakeholders to gain trust

We employ multiple channels for regular engagement with stakeholders, which have helped us earn their trust.

For more details, refer to Infosys ESG Report 2021-22

ESG governance

In October 2020, we launched our ESG Vision 2030. Our focus will be steadfast on leveraging technology to battle climate change, conserving water and managing waste. On the social front, our emphasis will be on the development of people, especially around digital skilling, improving diversity and inclusion and facilitating employee wellness and experience, delivering technology for social good and energizing the communities we live and work in. We will also redouble efforts to serve the interests of all our stakeholders by leading through our core values and setting benchmarks in corporate governance.


The Board
ESG Committee
ESG Operations Council

Our Board instituted an ESG committee on April 14, 2021 to discharge its responsibility to oversee matters related to organization-wide ESG initiatives, priorities, and leading ESG practices. The ESG committee reports to the Board and meets every quarter.

Objectives of the ESG committee

The objectives are provided in the ESG committee report forming part of the Integrated Annual Report. Read more on page 146

The objectives are also provided in the ESG committee charter, available here

Further, there is an ESG Operations Council comprising members of the Company's executive leadership, including the the CEO & MD, CFO, CRO, Group Head - HRD, General Counsel and Chief Compliance Officer, and the ESG Head. The ESG operations council reports to the ESG committee. The purpose of the council is to execute the programs and plans of the ESG committee to achieve the ambitions outlined in the ESG Vision 2030. The council nominates sponsors from the executive leadership team who work closely with the ESG ambition leads to ensure progress on the goals. The council has overall responsibility for ESG governance, reporting, communication, branding and benchmarking performance. The Council meets every quarter to take stock of the performance and discuss programs and plans, as appropriate.

Interactions with other Board committees

The ESG committee works closely with other Board committees to further our ESG ambitions. For instance, it informs ESG risks and challenges, if any, in achieving progress on the goals, to the risk management committee and invites its support to address the risks. It interacts with the stakeholders relationship committee to discuss performance on ESG assessments and actions for improvement. It collaborates with the CSR committee for social impact programs. It also interacts with the cybersecurity risk sub-committee as part of its efforts to track progress on the information management ambitions.

Enterprise Risk Management

Our Enterprise Risk Management (ERM) function enables the achievement of the Company's strategic objectives by identifying, analyzing, assessing, mitigating, monitoring and governing any risk or potential threat to these objectives. While this is the key driver, our values, culture and commitment to stakeholders – employees, customers, investors, regulatory bodies, partners and the community around us – are the foundation of our ERM framework.

For more information, read our Corporate governance report on page 130 and Risk management report on page 171

Climate change risk management

Climate change risk and opportunities assessment and management is aligned with the Task Force on Climate-related Financial Disclosures (TCFD) guidance.

Read our TCFD disclosures in the Infosys ESG Databook 2021-22

Cybersecurity risk management

Cyber risks, being one of the key risks, is managed through multi-layered controls with a defense-in-depth approach starting from the thoughtfully-crafted Cybersecurity Strategy supplemented by policies, processes and controls (preventive, detective, and corrective). Our strategy is focused on four areas: transparency and experience, continual improvement and compliance, cyber resilience, and building and maintaining a positive cybersecurity culture within the organization, thus making cybersecurity a sustainable and repeatable process throughout the organization.

ESG performance evaluation

ESG goals are a part of the corporate scorecard and the performance parameters of leaders and are cascaded to various levels in the organization. ESG performance of the Company is linked to the compensation of the CEO and leaders.

Refer to Annexure 3 to the Board's report in this Integrated Annual Report on page 90

Stakeholder engagement

In addition to the ESG committee, other Board committees and senior management are also actively involved in enhancing our performance and disclosures on a range of ESG issues, touching each of our stakeholder groups. Here are some examples:

Investors

- The stakeholders relationship committee examines and redresses complaints by investors. The committee oversees and reviews the engagement and communication plan with shareholders and ensures that the views / concerns of the shareholders are highlighted to the Board and steps are taken to address such concerns.
- The audit committee and the nomination and remuneration committee also safeguard the interests of investors and other stakeholders by ensuring ethical conduct of business and transparent communication.

For more information, refer to the Investors chapter on page 42

Employees

- The Board committees influence the culture of the organization through the Code of Conduct and Ethics, and employee-related policies.
- Quarterly reviews on a variety of subjects concerning employees, including talent engagement, employee satisfaction, attrition and more, allow the leadership to oversee this key stakeholder group.

For more information, refer to the Employees chapter on page 46

Communities

- The CSR committee assists the Board in fulfilling its corporate social responsibility obligations. The committee has the overall responsibility of identifying the areas of CSR activities, recommending the amount of expenditure to be incurred on the identified activities, implementing and monitoring the CSR Policy from time to time and reporting progress on various initiatives.
- It also coordinates with the Infosys Foundation or other such agency in implementing programs and executing initiatives as per the CSR Policy of the Company.

For more information, refer to the Communities chapter on page 50

Refer to Annexure 6 to the Board's report in this Integrated Annual Report on page 97

Clients

- The Board reviews the annual Client Value Survey in order to understand client needs and expectations.
- The risk management committee reviews client-related risks such as client demand environment, client contracts and delivery of critical client engagements periodically to ensure business results.

For more information, refer to the Customers chapter on page 44

Suppliers

- The risk management committee reviews the Enterprise Risk Management framework to ensure supplier / supply chain risks are effectively identified and addressed.

For more information, refer to the Suppliers chapter on page 48

Government and regulators

- The risk management committee monitors compliance-related risks regularly and ensures strict compliance with all regulatory norms.
- The Board members and the Management are involved in responsibly influencing policy decisions and advocating to build a better business environment, and thus, a better world.

For more information, refer to the Government and regulators chapter on page 49

For more information, refer to the charters of Board Committees presented in the Corporate governance report on page 130

STATUTORY REPORTS

Board's report

Dear members,

The Board of Directors hereby submits the report of the business and operations of your Company ("the Company" or "Infosys"), along with the audited financial statements, for the financial year ended March 31, 2022. The consolidated performance of the Company and its subsidiaries has been referred to wherever required.

1. Results of our operations and state of affairs

in ₹ crore, except per equity share data

Particulars	Standalone			Consolidated		
	For the year ended March 31,		YoY growth (%)	For the year ended March 31,		YoY growth (%)
	2022	2021		2022	2021	
Revenue from operations	1,03,940	85,912	21.0	1,21,641	1,00,472	21.1
Other income, net	3,224	2,467	30.7	2,295	2,201	4.3
Total income	1,07,164	88,379	21.3	1,23,936	1,02,673	20.7
Expenses						
Cost of sales	69,629	55,541	25.4	81,998	65,413	25.4
Selling and marketing expenses	4,125	3,676	12.2	5,156	4,627	11.4
General and administration expenses[1]	4,787	4,559	5.0	6,472	5,810	11.4
Total expenses	78,541	63,776	23.2	93,626	75,850	23.4
Profit / loss before finance cost and tax expenses	28,623	24,603	16.3	30,310	26,823	13.0
Finance cost	128	126	1.6	200	195	2.6
Profit before tax	28,495	24,477	16.4	30,110	26,628	13.1
Profit before tax (% of revenue)	27.4	28.5		24.8	26.5	
Tax expense	7,260	6,429	12.9	7,964	7,205	10.5
Profit after tax	21,235	18,048	17.7	22,146	19,423	14.0
Profit after tax (% of revenue)	20.4	21.0		18.2	19.3	
Total other comprehensive income / (loss), net of tax	(48)	191		182	306	
Total comprehensive income for the year attributable to the owners of the Company	21,187	18,239		22,293	19,651	
Profit attributable to owners of the Company	21,235	18,048		22,110	19,351	
Non-controlling interests	–	–		36	72	
Earnings per share (EPS)						
Basic	50.27	42.37	18.6	52.52	45.61	15.2
Diluted	50.21	42.33	18.6	52.41	45.52	15.1

1 crore = 10 million

Notes:

The above figures are extracted from the audited standalone and consolidated financial statements as per Indian Accounting Standards (Ind AS).

Equity shares are at par value of ₹5 per share.

[1] Includes impairment of capital assets of ₹283 crore under CSR expense in the *Standalone financial statements* of the Company, consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021. During the year ended March 31, 2021, the Company intended to transfer its CSR capital assets created prior to January 2021 to a controlled subsidiary and the same has been completed on obtaining the requisite approvals in the year ended March 31, 2022. The recoverable amount of capital assets is expected to exceed the carrying amount including in the period subsequent to the transfer to a controlled subsidiary, hence no impairment charge has been recorded in the *Consolidated financial statements*.

Financial position

in ₹ crore, except equity share data

Particulars	Standalone		Consolidated	
	As at March 31,		As at March 31,	
	2022	2021	2022	2021
Net current assets	27,461	30,660	33,582	36,868
Property, plant and equipment (including capital work-in-progress)	11,795	11,836	13,491	13,482
Right-of-use assets	3,311	3,435	4,823	4,794
Goodwill and other intangible assets	243	234	7,902	8,151
Other non-current assets	31,601	30,152	24,484	21,226
Total assets	99,387	93,939	1,17,885	1,08,386
Non-current lease liabilities	3,228	3,367	4,602	4,587
Other non-current liabilities	1,877	1,419	3,944	3,152
Retained earnings – Opening balance	57,518	52,419	62,643	56,309
Add:				
Profit for the year	21,235	18,048	22,110	19,351
Transfer from Special Economic Zone Re-investment Reserve on utilization	1,012	967	1,100	1,039
Less:				
Dividends	(12,700)	(9,158)	(12,655)	(9,120)
Buyback of equity shares (including tax on buyback)	(8,822)	–	(8,822)	–
Transfer to general reserve	–	(1,554)	(10)	(1,554)
Transfer to Special Economic Zone Re-investment Reserve	(2,794)	(3,204)	(3,054)	(3,354)
Payment towards acquisition of minority interest	–	–	1	(28)
Retained earnings – Closing balance	55,449	57,518	61,313	62,643
Equity share capital	2,103	2,130	2,098	2,124
Other reserves and surplus[1]	11,750	11,831	10,415	10,243
Other comprehensive income	4	52	1,524	1,341
Non-controlling interest	–	–	386	431
Total equity	69,306	71,531	75,736	76,782
Total equity and liabilities	99,387	93,939	1,17,885	1,08,386

[1] Excluding retained earnings

Based on consolidated financial statements

Revenue distribution by geographical segments (in %)


61.3 61.7
North America
24.2 24.8
Europe
11.6 10.6
Rest of the World
2.9 2.9
India

Revenue distribution by offerings (in %)


48.5 57.0
Digital
51.5 43.0
Core

Revenue distribution by business segments (in %)


32.4 32.0
FS(1)
14.7 14.6
Retail(2)
12.6 12.5
COM(3)
12.5 11.9
EURS(4)
9.4 11.0
MFG(5)
8.5 8.2
Hi-Tech(6)
6.8 7.0
LS(7)
3.1 2.8
Others(8)
2021
2022

(1) FS – Includes enterprises in Financial Services and Insurance
(2) Retail – Includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3) COM – Includes enterprises in Communication, Telecom OEM and Media
(4) EURS – Includes enterprises in Energy, Utilities, Resources and Services
(5) MFG – Includes enterprises in Manufacturing
(6) Hi-Tech – Includes enterprises in Hi-Tech
(7) LS – Includes enterprises in Life Sciences and Healthcare
(8) Others – Includes segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in public services

Global health pandemic from COVID-19

At Infosys, as we continue in our endeavor to fight waves of the COVID-19 pandemic, our priority remains the safety and well-being of our employees, and business continuity for our clients. Business continuity programs were tested and practiced, and the processes were proven to be resilient. We received the ISO 22301 Business Continuity Management System certification for being a company with resilient processes.

Considering employee safety as paramount, we implemented elaborate support measures for employees during the three COVID-19 waves in India, and at our global locations. We operated dedicated COVID Care Centers in 14 cities in India and also established tie-ups with more than 1,500 hospitals in 323 cities in India for the treatment of employees and their families. We also established a 24x7 war room and help-desk-coordinated support measures, such as tie-ups with testing labs and ambulance services providers, video consultation with doctors, COVID leave provision, insurance coverage, oxygen concentrators, medicines, fresh food, and counselling support. During the COVID waves, we provided emergency support (hospital beds / ventilators / plasma / oxygen) for over 6,100 employees / family members and addressed more than 78,000 queries for COVID medical support. Some of these support measures were also provided at global locations as required. We also leveraged our technological expertise, creating mobile application 'Apthamitra' to help local governments in their fight against COVID-19.

Vaccination efforts: We facilitated Company-sponsored vaccination drives in India for employees and five dependents, including booster doses. We arranged vaccination centers at our campuses in India and also conducted vaccination camps in major cities for the benefit of employees working from home, away from DC locations. As on March 31, 2022, 96.1% of employees in India were vaccinated with at least one dose, and 90% were fully vaccinated.

At global locations, we encouraged employees to avail vaccinations provided by the governments.

Work from home (WFH): At the onset of the pandemic at 2020, to ensure employee safety and business continuity, we were able to transition 99% of employees globally to a work from home arrangement. Further, based on client requirements and the COVID situation, WFH continued as required in fiscal 2022. We have been able to virtually engage over 1,50,000 employees through more than 900 initiatives, and employee satisfaction with these initiatives has been rated at an all-time high of 91% across locations.

Wellness: Amid these transitions and pandemic-related uncertainties, the well-being of our employees has become a critical focal point. Through concentrated efforts over the last 24 months, we have implemented several well-being initiatives for our employees globally, including sessions with experts on mental health, self-care and women's health, along with sessions on creating a healthy work-life balance. We have also developed a virtual General Practice service in Europe, where employees can schedule video consultations, without a physical visit.

Client support: Our focus on our client commitments remained unwavering through this period, reflecting in the record number of large deals we secured even while working remotely. With our operations teams ensuring smooth WFH processes and remote collaboration for our 3,14,000+ global workforce, we were able to ensure that client service level agreements (SLAs) were met and project milestones delivered on time. However, remote working conditions also multiplied cybersecurity risks, not just for us, but for clients as well. Being an early adopter of advanced cybersecurity strategies, including the setting up of seven Cyber Defence Centers in India, the US and Europe, we could minimize threats to our operations as well as offer cybersecurity solutions to our clients.

We continued to provide critical support to clients around the world in essential services such as banking, healthcare and communications. Although travel was ruled out for most of the fiscal, we leveraged cloud and other digital transformation offerings to bring in new business, ensuring maximization of benefits to our shareholders.

Meeting and learning online: As an organization, our external communication had to transition to new virtual models as well. Events, such as quarterly results, analyst meetings and the Annual General Meeting, have been executed successfully leveraging our in-house platforms such as Infosys Meridian. All recruitment drives have also been conducted virtually. Our online learning platform, Lex, and other virtual programs allow our training programs to continue unaffected. In fiscal 2022, the number of employees leveraging Lex rose by 35.5% from the previous fiscal. Leveraging initiatives like Skill Tags and Digital Quotient has enabled learning and reskilling of talent to proceed at an incredible pace. Digital Quotient acts as a guide-on-the-go to ensure digital preparedness for our talent, while Skill Tags allow employees to move beyond learning to establish their expertise in new-age / niche technology spaces. The number of Skill Tagged employees increased steadily during fiscal 2022, growing by 47% over fiscal 2021. Cloud (AWS, Azure), SAP and Python continued to feature as the most sought-after skills for certification. Overall, we had more than 1,60,000 employees who undertook various certifications.

At Infosys, even amid an unprecedented global crisis, we continue to balance success as a business with exemplary governance and responsiveness to the needs of all our stakeholders.

Capital Allocation Policy

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure, as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes.

In line with the Capital Allocation Policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding ₹1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting (AGM).

The shareholders approved the proposal of buyback of equity shares recommended by the Board of Directors in the AGM held on June 19, 2021.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchanges commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, the Company purchased and extinguished a total of 5,58,07,337 equity shares from the stock exchanges at a volume weighted average buyback price of ₹1,648.53 per equity share comprising 1.31% of the pre-buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

During the year ended March 31, 2022, the Company paid an interim dividend of ₹15 per share and announced a final dividend of ₹16 per share, subject to shareholders' approval in the ensuing AGM. After returning the above amounts, the Company would have returned approximately 73% of the free cash flow for fiscals 2020, 2021 and 2022 through dividends and buybacks, in line with the Capital Allocation Policy.

The Capital Allocation Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/capital-allocation-policy.pdf.

Liquidity

Our principal sources of liquidity are cash and cash equivalents, investments and the cash flow that we generate from our operations. We continue to be debt-free and maintain sufficient cash to meet our strategic and operational requirements. We understand that liquidity in the Balance Sheet has to balance between earning adequate returns and the need to cover financial and business requirements. Liquidity enables us to be agile and ready for meeting unforeseen strategic and business needs.

As of March 31, 2022, we had ₹27,461 crore in working capital on a standalone basis, and ₹33,582 crore on a consolidated basis.

Consolidated cash and investments stand at ₹29,950 crore on a standalone basis and ₹37,419 crore on a consolidated basis as on March 31, 2022, as against ₹30,764 crore on a standalone basis, and ₹38,660 crore on a consolidated basis as on March 31, 2021.

Consolidated cash and investments, on both standalone and consolidated basis, include deposits with banks and financial institutions with high credit ratings by international and domestic credit rating agencies. As a result, liquidity risk of cash and cash equivalents is limited. Ratings are monitored periodically. Liquid assets also include investments in liquid mutual fund units, fixed maturity plan securities, certificates of deposit (CDs), commercial paper, quoted bonds issued by government and quasi-government organizations, and non-convertible debentures. CDs represent marketable securities of banks and eligible financial institutions for a specified time period with high credit rating given by domestic credit rating agencies. Investments made in non-convertible debentures are issued by government-owned institutions and financial institutions with high credit rating. We invest after considering counterparty risks based on multiple criteria including Tier-I capital, capital adequacy ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions.

The details of these investments are disclosed under the 'non-current and current investments' section in the Standalone and Consolidated financial statements in this Integrated Annual Report.

Capital expenditure on tangible assets – standalone

This year, on a standalone basis, additions to tangible assets was ₹2,381 crore. This comprises ₹1,100 crore in infrastructure and ₹1,281 crore for investment in computer equipment.

In the previous year, we had additions to tangible assets of ₹2,015 crore. This comprised ₹1,039 crore in infrastructure, ₹975 crore for investment in computer equipment, and ₹1 crore in vehicles.

Capital expenditure on tangible assets – consolidated

This year, on a consolidated basis, additions to tangible assets was ₹2,716 crore. This comprises ₹1,174 crore in infrastructure and ₹1,542 crore in computer equipment.

In the previous year, we had additions to tangible assets of ₹2,231 crore. This comprised ₹1,071 crore in infrastructure, ₹1,159 crore for investment in computer equipment and ₹1 crore in vehicles.

Leases

This year, on a standalone basis, additions to right-of-use (ROU) assets was ₹374 crore. This comprises ₹306 crore in buildings, and ₹68 crore in computer equipment.

In the previous year, we had additions to ROU assets of ₹1,109 crore. This comprised ₹1,017 crore in land and buildings, and ₹92 crore in computer equipment.

This year, on a consolidated basis, additions to ROU assets was ₹914 crore. This comprises ₹449 crore in buildings, ₹459 crore in computer equipment and ₹6 crore in vehicles.

In the previous year, we had additions to ROU assets of ₹1,394 crore. This comprised ₹1,241 crore in land and buildings, ₹140 crore for investment in computer equipment and ₹13 crore in vehicles.

Dividend

The Company recommended / declared dividend as under:

	Fiscal 2022		Fiscal 2021	
	Dividend per share (in ₹)	Dividend payout (in ₹ crore)	Dividend per share (in ₹)	Dividend payout (in ₹ crore)
Interim dividend	15.00	6,308	12.00	5,112
Final dividend	[(1)]16.00	6,731	15.00	6,391
Total dividend	31.00		27.00	
Payout ratio (interim and final dividend)*	[(2)]57.2%		52.2%	

Note:

The Company declares and pays dividend in Indian rupees. Companies are required to pay / distribute dividend after deducting applicable withholding income taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

(1) Recommended by the Board of Directors, at its meeting held on April 13, 2022. The payment is subject to the approval of the shareholders at the ensuing AGM of the Company to be held on June 25, 2022. The record date for the purposes of the final dividend will be June 01, 2022 and will be paid on June 28, 2022.

(2) Our present Capital Allocation Policy is to pay approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Including buyback, the Company would have returned 73% of the free cash flow for the years ended March 31, 2020, 2021 and 2022.

* Payout ratio is computed as a percentage of Free cash flow prepared under IFRS.

Particulars of loans, guarantees or investments

Loans, guarantees and investments covered under Section 186 of the Companies Act, 2013 form part of the Notes to the financial statements provided in this Integrated Annual Report.

Transfer to reserves

We do not propose to transfer any amount to general reserve on declaration of dividend.

Fixed deposits

We have not accepted any fixed deposits, including from the public, and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

Particulars of contracts or arrangements made with related parties

There were no contracts, arrangements or transactions entered into during fiscal 2022 that fall under the scope of Section 188(1) of the Companies Act, 2013. As required under the Companies Act, 2013, the prescribed Form AOC-2 is appended as *Annexure 2* to the *Board's report*.

Management's discussion and analysis

In terms of the provisions of Regulation 34 of the Listing Regulations, the *Management's discussion and analysis* is set out in this Integrated Annual Report.

Risk management report

In terms of the provisions of Section 134 of the Companies Act, 2013, a *Risk management report* is set out in this Integrated Annual Report.

Board policies

The details of the policies approved and adopted by the Board as required under the Companies Act, 2013 and Securities and Exchange Board of India (SEBI) regulations are provided in *Annexure 8* to the *Board's report*.

Material changes and commitments affecting financial position between the end of the financial year and date of the report

There have been no material changes and commitments which affect the financial position of the Company that have occurred between the end of the financial year to which the financial statements relate and the date of this report.

2. Business description

Strategy

Our strategic objective is to build a sustainable and resilient organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees, generating profitable returns for our investors and contributing to the communities that we operate in.

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their core offerings, processes and systems rapidly and position themselves as 'digitally enabled'. The current economic climate and volatility have caused enterprises to accelerate their adoption of digital technologies – to enhance organizational resilience, get competitive advantage and optimize cost structures. The journey

to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan and execute their journey to a digital future.

In fiscal 2022, we continued to execute our four-pronged strategy to strengthen our relevance to clients and drive accelerated value creation. We believe the investments we have made, and continue to make, in our strategy will enable us to advise and help our clients as they tackle these market conditions, especially in the areas of digitization of processes, migration to cloud-based technologies, workplace transformation, business model transformation, data analytics, enhanced cybersecurity controls and cost structure optimization in IT. Further, we have successfully enabled our employees worldwide to work remotely and securely – thus achieving the operational stability to deliver on client commitments and ensuring our own business continuity.

Scale agile digital

Reskill our people

Energize the core

Expand localization

For details of our continued investments and outcomes of our strategic initiatives, refer to the *Strategy* section of the *Integrated Report*.

Organization

Our go-to-market business units and solutions are detailed in the *Infosys at a glance* section of the *Integrated Report*.

Infrastructure

There has been a net movement of 1 million sq. ft. of physical infrastructure space during the year. The total available space as on March 31, 2022 stands at 53.84 million sq. ft. We have presence in 54 countries across 247 locations as on March 31, 2022.

Mergers and acquisitions (M&A)

Infosys has a systematic M&A approach aimed to strengthen digital services capabilities, deepen industry expertise, and expand geographical footprint.

On March 22, 2022, Infosys Consulting Pte. Ltd. (a wholly-owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire oddity, a Germany-based digital marketing, experience, and commerce agency, for a total consideration of up to €50 million (approximately ₹420 crore), which includes earn-out, management incentives and bonuses. This acquisition is expected to strengthen the Group's creative, branding and experience design capabilities in Germany and across Europe. To consummate this transaction, Infosys Consulting Pte. Ltd. has simultaneously acquired Infosys Germany GmBH (formerly Kristall 247. GmBH).

Subsidiaries

We, along with our subsidiaries, provide consulting, technology, outsourcing and next-generation digital services. At the beginning of the year, we had 24 direct subsidiaries and 62 step-down subsidiaries. As on March 31, 2022, we have 27 direct subsidiaries and 50 step-down subsidiaries. The changes in subsidiaries during the year are included in the *Standalone financial statements* of the Company.

During the year, the Board of Directors reviewed the affairs of the subsidiaries. In accordance with Section 129(3) of the Companies Act, 2013, we have prepared the *Consolidated financial statements* of the Company, which form part of this Integrated Annual Report. Further, a statement containing the salient features of the financial statements of our subsidiaries in the prescribed format AOC-1 is appended as *Annexure 1* to the *Board's report*. The statement also provides details of the performance and financial position of each of the subsidiaries, along with the changes that occurred, during fiscal 2022.

In accordance with Section 136 of the Companies Act, 2013, the audited financial statements, including the *Consolidated financial statements* and related information of the Company and audited accounts of its subsidiaries, are available on our website, www.infosys.com.

3. Human resources management

Our professionals are our most important assets. We are committed to hiring and retaining the best talent and being among the industry's leading employers. For this, we focus on promoting a collaborative, transparent and participative organization culture, and rewarding merit and sustained high performance. Our human resource management focuses on allowing our employees to develop their skills, grow in their career and navigate their next.

Internal complaints committee

Infosys' goal has always been to create an open and safe workplace for every employee to feel empowered, irrespective of gender, sexual preferences, and other factors, and contribute to the best of their abilities. Towards this, the Company has set up the Anti-Sexual Harassment Initiative (ASHI), which proudly completes 22+ years of enabling a positive and safe work environment for our employees. Our ASHI practices have set an industry benchmark as it ranked first among 350+ companies that participated in an external survey on the best anti-sexual harassment initiatives in 2017, 2019, 2020 and 2021.

Infosys has constituted an Internal Committee (IC) in all the development centers of the Company in India to consider and resolve all sexual harassment complaints reported by women. The IC has been constituted as per the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, and the committee includes external members from NGOs or with relevant experience. Investigations are conducted and decisions made by the IC at the respective locations, and a senior woman employee is the presiding officer over every case. Half of the total members of the IC are women. The role of the IC is not restricted to mere redressal of complaints but also encompasses prevention and prohibition of sexual harassment. In the last few years, the IC has worked extensively on creating awareness on relevance of sexual harassment issues in the new normal by using brand new and innovative measures to help employees understand the forms of sexual harassment while working remotely. The details of sexual harassment complaints that were filed, disposed of and pending during the financial year are provided in the *Business Responsibility and Sustainability Report* of this Integrated Annual Report.

Particulars of employees

The Company had 2,51,376 employees on standalone basis and 3,14,015 employees on consolidated basis as of March 31, 2022.

The percentage increase in remuneration, ratio of remuneration of each director and key managerial personnel (KMP) (as required under the Companies Act, 2013) to the median of employees' remuneration, and the list of top 10 employees in terms of remuneration drawn, as required under Section 197(12) of the Companies Act, 2013, read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, form part of *Annexure 3* to this *Board's report*. The statement containing particulars of employees employed throughout the year and in receipt of remuneration of ₹1.02 crore or more per annum and employees employed for part of the year and in receipt of remuneration of ₹8.5 lakh or more per month, as required under Section 197(12) of the Companies Act, 2013, read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, is provided in a separate exhibit forming part of this report and is available on the website of the Company, at https://www.infosys.com/investors/reports-filings/Documents/exhibitboards-report2022.pdf. The Integrated Annual Report and accounts are being sent to the shareholders excluding the aforesaid exhibit. Shareholders interested in obtaining this information may access the same from the Company website. In accordance with Section 136 of the Companies Act, 2013, this exhibit is available for inspection by shareholders through electronic mode.

Notes:

1. The employees mentioned in the aforesaid exhibit have / had permanent employment contracts with the Company.
2. The employees are neither relatives of any directors of the Company, nor hold 2% or more of the paid-up equity share capital of the Company as per Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014.
3. The details of employees posted outside India and in receipt of a remuneration of ₹60 lakh or more per annum or ₹5 lakh or more a month can be made available on specific request.

Employee stock options / Restricted Stock Units (RSUs)

The Company grants share-based benefits to eligible employees with a view to attracting and retaining the best talent, encouraging employees to align individual performances with Company objectives, and promoting increased participation by them in the growth of the Company.

Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan")

On June 22, 2019, pursuant to approval by the shareholders in the AGM, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (the nomination and remuneration committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by the administrator. Each of the above performance parameters will be distinct for the purposes of calculation of the quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one and a maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan ("the 2015 Plan")

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (not adjusted for bonus issue). These instruments will generally vest over a period of four years and the Company expects to grant the instruments under the 2015 Plan over the period of four to seven years. These RSUs and stock options shall be exercisable within the period as approved by the nomination and remuneration committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares.

The total number of equity shares and American Depositary Receipts (ADRs) to be allotted to the employees of the Company and its subsidiaries under the 2015 Plan does not cumulatively exceed 1% of the issued capital. For the shares and ADRs issued under the 2019 Plan, the cumulative amount does not exceed 1.15% of the issued capital. The 2019 Plan and 2015 Plan are in compliance with SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, as amended from time to time, and there has been no material change to the plans during the fiscal.

The details of the 2019 Plan and 2015 Plan, including terms of reference, and the requirement specified under Regulation 14 of the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, are available on the Company's website, at https://www.infosys.com/investors/reports-filings/Documents/disclosures-pursuant-SEBI-regulations2022.pdf.

The details of the 2019 Plan and 2015 Plan form part of the *Notes to accounts* of the financial statements in this Integrated Annual Report.

4. Corporate governance

Our corporate governance philosophy

Our corporate governance practices are a reflection of our value system encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices to ensure that we gain and retain the trust of our stakeholders at all times. Corporate governance is about maximizing shareholder value legally, ethically and sustainably. At Infosys, the Board exercises its fiduciary responsibilities in the widest sense of the term. Our disclosures seek to attain the best practices in international corporate governance. We also endeavor to enhance long-term shareholder value and respect minority rights in all our business decisions.

Our *Corporate governance report* for fiscal 2022 forms part of this Integrated Annual Report.

Board diversity

The Company recognizes and embraces the importance of a diverse Board in its success. We believe that a truly diverse Board will leverage differences in thought, perspective, regional and industry experience, cultural and geographical background, age, ethnicity, race, gender, knowledge and skills including expertise in financial, global business, leadership, technology, mergers & acquisitions, Board service, strategy, sales and marketing, Environment, Social and Governance (ESG), risk and cybersecurity and other domains, which will ensure that Infosys retains its competitive advantage. The Board Diversity Policy adopted by the Board sets out its approach to diversity.

The policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/board-diversity-policy.pdf.

Additional details on Board diversity are available in the *Corporate governance report* that forms part of this Integrated Annual Report.

Number of meetings of the Board

The Board met eight times during the financial year. The meeting details are provided in the *Corporate governance report* that forms part of this Integrated Annual Report. The maximum interval between any two meetings did not exceed 120 days, as prescribed by the Companies Act, 2013.

Policy on directors' appointment and remuneration

The current policy is to have an appropriate mix of executive, non-executive and independent directors to maintain the independence of the Board, and separate its functions of governance and management. As of March 31, 2022, the Board had eight members, one of who is an executive director, a non-executive and non-independent director and six independent directors. Two of the independent directors of the Board are women. The details of Board and committee composition, tenure of directors, areas of expertise and other details are available in the *Corporate governance report* that forms part of this Integrated Annual Report.

The policy of the Company on directors' appointment and remuneration, including the criteria for determining qualifications, positive attributes, independence of a director and other matters, as required under sub-section (3) of Section 178 of the Companies Act, 2013, is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

We affirm that the remuneration paid to the directors is as per the terms laid out in the Nomination and Remuneration Policy of the Company.

Declaration by independent directors

The Company has received necessary declaration from each independent director under Section 149(7) of the Companies Act, 2013, that he / she meets the criteria of independence laid down in Section 149(6) of the Companies Act, 2013 and Regulation 25 of the Listing Regulations.

Board evaluation

The nomination and remuneration committee engaged Egon Zehnder, external consultants, to conduct Board evaluation for the year. The evaluation of all the directors, committees, Chairman of the Board, and the Board as a whole, was conducted based on the criteria and framework adopted by the Board. The Board evaluation process was completed during fiscal 2022. The evaluation parameters and the process have been explained in the *Corporate governance report*.

Familiarization program for independent directors

All new independent directors inducted into the Board attend an orientation program. The details of the training and familiarization program are provided in the *Corporate governance report*. Further, at the time of the appointment of an independent director, the Company issues a formal letter of appointment outlining his / her role, function, duties and responsibilities. The format of the letter of appointment is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/appointment-independent-director.pdf.

Directors and KMP

Inductions

The shareholders approved the following appointments during the 40th AGM held on June 19, 2021:

- Bobby Parikh, as an independent director of the Board effective July 15, 2020
- Chitra Nayak, as an independent director of the Board effective March 25, 2021

Reappointments

Director liable to retire by rotation

As per the provisions of the Companies Act, 2013, Nandan. M. Nilekani, the non-executive and non-independent chairman, whose office is liable to retire at the ensuing AGM, being eligible, seeks reappointment. Based on performance evaluation and the recommendation of the nomination and remuneration committee, the Board recommends his reappointment. The notice convening the 41st AGM, to be held on June 25, 2022, sets out the details.

Reappointment of independent director

D. Sundaram was appointed as an independent director for the first term of five years effective July 14, 2017. His office of directorship is due for retirement on July 13, 2022. Based on the recommendation of the nomination and remuneration committee and after taking into account the performance evaluation of his first term of five years and considering the knowledge, acumen, expertise, experience and the substantial contribution he brings to the Board, the committee has recommended the appointment of D. Sundaram to the Board for a second term of five years. The Board, at its meeting held on April 13, 2022, approved the reappointment of D. Sundaram as an independent director of the Company with effect from July 14, 2022 to July 13, 2027, whose office shall not be liable to retire by rotation.

The Board recommends the reappointment to the shareholders. The notice convening the 41st AGM, to be held on June 25, 2022, sets out the details.

Retirements and resignations

U.B. Pravin Rao, COO and Whole-time Director, retired as member of the Board effective December 12, 2021. The Board expressed its deep sense of appreciation for Pravin's leadership over his 35 years of service with the Company and acknowledges his immense efforts and contributions towards global delivery and business enablement. The disclosure in this regard is available at https://www.infosys.com/investors/documents/retirement-whole-time-director-13dec2021.pdf.

Committees of the Board

As on March 31, 2022, the Board had six committees: the audit committee, the corporate social responsibility committee, the nomination and remuneration committee, the risk management committee, the stakeholders relationship committee and the Environment, Social and Governance (ESG) committee. All committees comprise only independent directors, one of whom is chosen as the chairperson of the committee.

The Board, at its meeting held on April 14, 2021, instituted the ESG committee.

During the year, all recommendations made by the committees were approved by the Board.

A detailed note on the composition of the Board and its committees is provided in the *Corporate governance report*.

Internal financial control and its adequacy

The Board has adopted policies and procedures for ensuring the orderly and efficient conduct of its business, including adherence to the Company's policies, safeguarding of its assets, prevention and detection of fraud, error reporting mechanisms, accuracy and completeness of the accounting records, and timely preparation of reliable financial disclosures. For more details, refer to the 'Internal control systems and their adequacy' section in the *Management's discussion and analysis*, which forms part of this Integrated Annual Report.

Cybersecurity

At Infosys, while our employees operated efficiently as a remote and hybrid workforce, we continued to remain vigilant on the evolving cybersecurity threat landscape. In our endeavor to maintain a robust cybersecurity posture, the team has remained abreast of emerging cybersecurity events globally, so as to achieve higher compliance and its continued sustenance. We continue to be certified against the Information Security Management System (ISMS) Standard ISO 27001:2013. Additionally, we have also been attested on SSAE 18 SOC 1 and SOC 2 by an independent audit firm. During the year, our focus on our cybersecurity personnel's training and reskilling went ahead as planned, together with our overall initiatives on improving cybersecurity processes and technologies. Our periodic stakeholder interactions ensured that we have sponsorship from the senior management and all critical stakeholders in a timely manner.

Significant and material orders

There are no significant and material orders passed by the regulators or courts or tribunals impacting the going concern status and the Company's operations in future.

Reporting of frauds by auditors

During the year under review, neither the statutory auditors nor the secretarial auditor has reported to the audit committee, under Section 143 (12) of the Companies Act, 2013, any instances of fraud committed against the Company by its officers or employees, the details of which would need to be mentioned in the *Board's report*.

Annual return

In accordance with the Companies Act, 2013, the annual return in the prescribed format is available at https://www.infosys.com/investors/reports-filings/documents/annual-returns-2021-22.pdf.

Secretarial standards

The Company complies with all applicable secretarial standards issued by the Institute of Company Secretaries of India.

Listing on stock exchanges

The Company's shares are listed on BSE Limited and the National Stock Exchange of India Limited, and its ADSs are listed on the New York Stock Exchange (NYSE).

Investor Education and Protection Fund (IEPF)

During the year, the Company has transferred the unclaimed and un-encashed dividends of ₹2,02,58,692. Further, 4,154 corresponding shares on which dividends were unclaimed for seven consecutive years were transferred as per the requirements of the IEPF Rules. The details of the resultant benefits arising out of shares already transferred to the IEPF, year-wise amounts of unclaimed / un-encashed dividends lying in the unpaid dividend account up to the year, and the corresponding shares, which are liable to be transferred, are provided in the Shareholder information section of the *Corporate governance report* and are also available on our website, at www.infosys.com/IEPF.

Directors' responsibility statement

The financial statements are prepared in accordance with the Indian Accounting Standards (Ind AS) under the historical cost convention on accrual basis except for certain financial instruments, which are measured at fair values, the provisions of the Companies Act, 2013 (to the extent notified) and guidelines issued by SEBI. The Ind AS are prescribed under Section 133 of the Companies Act, 2013, read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued there after. Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The directors confirm that:

- In preparation of the annual accounts for the financial year ended March 31, 2022, the applicable accounting standards have been followed and there are no material departures.
- They have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period.
- They have taken proper and sufficient care towards the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 2013 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities.
- They have prepared the annual accounts on a going concern basis.
- They have laid down internal financial controls, which are adequate and are operating effectively.
- They have devised proper systems to ensure compliance with the provisions of all applicable laws, and such systems are adequate and operating effectively.

5. Audit reports and auditors

Audit reports

- The Auditors' Report for fiscal 2022 does not contain any qualification, reservation or adverse remark. The Report is enclosed with the financial statements in this Integrated Annual Report.
- The Secretarial Auditors' Report for fiscal 2022 does not contain any qualification, reservation or adverse remark. The Secretarial Auditors' Report is enclosed as *Annexure 5* to the *Board's report*.
- The Auditor's certificate confirming compliance with conditions of corporate governance as stipulated under Listing Regulations, for fiscal 2022 is enclosed as *Annexure 4* to the *Board's report*.
- The Secretarial Auditor's certificate on the implementation of share-based schemes in accordance with SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, will be made available at the AGM, electronically.

Auditors

Statutory auditors

Under Section 139(2) of the Companies Act, 2013 and the Rules made thereunder, it is mandatory to rotate the statutory auditors on completion of two terms of five consecutive years and each such term would require approval of the shareholders. In line with the requirements of the Companies Act, 2013, Statutory Auditor M/s Deloitte Haskins & Sells LLP, Chartered Accountants (ICAI Firm Registration Number 117366W/ W-100018) were appointed as Statutory Auditor of the Company at the 36th AGM held on June 24, 2017 to hold office from the conclusion of the said meeting till the conclusion of the 41st AGM to be held in the year 2022. The term of office of M/s Deloitte Haskins & Sells LLP, as Statutory Auditors of the Company will conclude from the close of the forthcoming AGM of the Company.

The Board of Directors of the Company, based on the recommendation of the audit committee, at its meeting held on April 13, 2022, reappointed M/s Deloitte Haskins & Sells LLP, Chartered Accountants (ICAI Firm Registration Number 117366W/ W-100018) as the Statutory Auditor of the Company to hold office for a second term of five consecutive years from the conclusion of the 41st AGM till the conclusion of the 46th AGM to be held in the year 2027 and will be placed for the approval of the shareholders at the ensuing AGM.

During the year, the statutory auditors have confirmed that they satisfy the independence criteria required under the Companies Act, 2013, the Code of Ethics issued by the Institute of Chartered Accountants of India and the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board.

The Board recommends their reappointment to the shareholders. The notice convening the 41st AGM to be held on June 25, 2022 sets out the details.

Secretarial auditor

Makarand M. Joshi & Co., Practicing Company Secretaries, are appointed as secretarial auditor of the Company for fiscal 2023, as required under Section 204 of the Companies Act, 2013 and Rules thereunder.

Cost records and cost audit

Maintenance of cost records and requirement of cost audit as prescribed under the provisions of Section 148(1) of the Companies Act, 2013 are not applicable for the business activities carried out by the Company.

6. Corporate social responsibility (CSR)

Infosys has been an early adopter of CSR initiatives. The Company works primarily through the Infosys Foundation, towards supporting projects in the areas of protection of national heritage, restoration of historical sites, and promotion of art and culture; destitute care and rehabilitation; environmental sustainability and ecological balance; promoting education, and enhancing vocational skills; promoting healthcare including preventive healthcare; and rural development. In fiscal 2022, the Company's CSR efforts included COVID-19 relief in multiple states.

The Company's CSR Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf. The annual report on our CSR activities is appended as *Annexure 6* to the *Board's report*. Infosys also undertakes CSR initiatives outside of India, in Australia, Europe and the US. The initiatives in the US are carried out through Infosys Foundation USA. The said initiatives are over and above the statutory requirement.

The highlights of the initiatives undertaken by the Company, Infosys Foundation, and Infosys Foundation USA form part of this Integrated Annual Report.

7. Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars, as prescribed under Sub-section (3)(m) of Section 134 of the Companies Act, 2013, read with the Companies (Accounts) Rules, 2014, are enclosed as *Annexure 7* to the *Board's report*.

Business Responsibility and Sustainability Report (BRSR)

In November 2018, the Ministry of Corporate Affairs (MCA) constituted a Committee on Business Responsibility Reporting ("the Committee") to finalize business responsibility reporting formats for listed and unlisted companies, based on the framework of the National Guidelines on Responsible Business Conduct (NGRBC). Through its report, the Committee recommended that BRR be rechristened BRSR, where disclosures are based on ESG parameters, compelling organizations to holistically engage with stakeholders and go beyond regulatory compliances in terms of business measures and their reporting.

SEBI, vide its circular dated May 10, 2021, made BRSR mandatory for the top 1,000 listed companies (by market capitalization) from fiscal 2023, while disclosure is voluntary for fiscal 2022 . The Committee Report encourages companies to report their performance for fiscal 2022 to be better prepared to adopt this framework from the next fiscal.

Infosys has adopted the BRSR voluntarily for fiscal 2022 to provide enhanced disclosures on ESG practices and priorities of the Company. The BRSR disclosures form a part of Infosys' Integrated Annual Report 2021-22. In addition to this, we also publish a comprehensive ESG Report annually, based on the GRI standard. The non-financial sustainability disclosures in our Integrated Annual Report and ESG Report have been independently assured by KPMG. The ESG Report is available at https://www.infosys.com/sustainability/documents/infosys-esg-report-2021-22.pdf.

Environmental, Social and Governance (ESG)

In October 2020, we launched our ESG Vision 2030. Our focus is steadfast on leveraging technology to battle climate change, conserving water and managing waste. On the social front, our emphasis is on the development of people, especially around digital skilling, improving diversity and inclusion, facilitating employee wellness and experience, delivering technology for good and energizing the communities we work in. We are also redoubling efforts to serve the interests of all our stakeholders, by leading through our core values and setting benchmarks in corporate governance. Our Board instituted an ESG committee on April 14, 2021, to discharge its oversight responsibility on matters related to organization-wide ESG initiatives, priorities, and leading ESG practices. The ESG committee reports to the Board and meets every quarter.

Acknowledgments

We thank our clients, vendors, investors, bankers, employee volunteers and trustees of Infosys Foundation, Infosys Foundation USA and Infosys Science Foundation for their continued support during the year. We place on record our appreciation for the contribution made by our employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the governments of various countries where we have our operations. We thank the Government of India, particularly the Ministry of Labour and Employment, the Ministry of Environment and Forests, the Ministry of New and Renewable Energy, the Ministry of Communications, the Ministry of Electronics and Information Technology (Dept of IT), the Ministry of Commerce and Industry, the Ministry of Finance, the Ministry of Corporate Affairs, the Central Board of Direct Taxes, the Central Board of Indirect Taxes and Customs, GST authorities, the Reserve Bank of India, Securities and Exchange Board of India (SEBI), various departments under the state governments and union territories, the Software Technology Parks (STPs) / Special Economic Zones (SEZs) – Bengaluru, Bhubaneswar, Chandigarh, Chennai, Coimbatore , Gurugram, Hubballi, Hyderabad, Indore, Jaipur, Kochi, Kolkata, Mangaluru, Mohali, Mumbai, Mysuru, Nagpur, Noida, Pune, and Thiruvananthapuram – and other government agencies for their support, and look forward to their continued support in the future. We also thank the US federal government, the U.S. Securities and Exchange Commission, the Internal Revenue Service, and various state governments, especially those of Indiana, Rhode Island, Connecticut, Texas, Arizona and North Carolina.

for and on behalf of the Board of Directors

Sd/-	Sd/-
Nandan M. Nilekani *Chairman*	**Salil Parekh** *Chief Executive Officer and Managing Director*

Bengaluru
April 13, 2022

Annexure I - Statement containing the salient features of the financial statements of subsidiaries / associate companies / joint ventures

(Pursuant to first proviso to sub-section (3) of Section 129 of the Companies Act, 2013, read with Rule 5 of the Companies (Accounts) Rules, 2014 - AOC -1)

in ₹ crore, except % of shareholding and exchange rate

Sl. No.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
1	Infosys BPM Limited[2]	Mar 31, 2022	NA	INR	34	4,784	6,629	1,811	1,720	6,684	1,235	275	960	100.00
2	EdgeVerve Systems Limited	Mar 31, 2022	NA	INR	1,312	(506)	1,555	749	381	3,005	1,026	276	750	100.00
3	Infosys McCamish Systems LLC[3]	Dec 31, 2021	Dec 4, 2009	1 USD = ₹ 74.34	175	559	3,286	2,552	–	2,752	262	72	190	99.99
4	Infy Consulting Company Ltd[4]	Mar 31, 2022	NA	1 GBP = ₹ 99.46	135	61	656	460	–	1,414	55	24	31	100.00
5	Infosys Public Services, Inc. USA	Mar 31, 2022	NA	1 USD = ₹ 75.79	98	690	1,212	424	–	1,363	163	46	117	100.00
6	Stater Nederland B.V.[5]	Dec 31, 2021	NA	1 EUR = ₹ 84.22	8	206	463	249	–	1,258	126	31	95	75.00
7	Infosys Poland Sp. z o.o.[3]	Mar 31, 2022	Oct 1, 2007	1 PLN = ₹ 18.21	4	675	1,099	420	100	862	132	24	108	100.00
8	Infosys Technologies (China) Co. Limited	Dec 31, 2021	NA	1 RMB = ₹ 11.7	368	(51)	584	267	–	804	54	–	54	100.00
9	Outbox systems Inc. dba Simplus (US)[6]	Jan 31, 2022	Mar 13, 2020	1 USD = ₹ 74.62	263	(207)	263	207	57	615	(31)	–	(31)	100.00
10	Infosys Compaz PTE. Ltd[7]	Mar 31, 2022	Nov 16, 2018	1 SGD = ₹ 55.97	13	168	336	155	–	511	72	10	62	60.00
11	Infosys Technologies (Shanghai) Company Limited	Dec 31, 2021	NA	1 RMB = ₹ 11.7	1,004	(327)	1,025	348	–	486	(48)	–	(48)	100.00
12	Infosys Technologies S. de R. L. de C. V.	Dec 31, 2021	NA	1 MXN = ₹ 3.63	65	258	456	133	–	444	79	20	59	100.00
13	Infosys Automotive and Mobility GmbH & Co. KG[8]	Dec 31, 2021	NA	1 EUR = ₹ 84.22	15	(85)	1,683	1,753	–	443	(85)	–	(85)	100.00

Sl. No.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
14	Infosys Consulting GmbH[4]	Dec 31, 2021	NA	1 EUR = ₹ 84.22	17	48	215	150	–	384	30	–	30	100.00
15	HIPUS Co., Ltd[7]	Mar 31, 2022	Apr 1, 2019	1 JPY = ₹ 0.62	32	57	1,328	1,239	–	336	41	13	28	81.00
16	WongDoody, Inc[9][10]	Dec 31, 2021	NA	1 USD = ₹ 74.34	1	370	427	56	–	300	94	–	94	100.00
17	Panaya Ltd.[11]	Dec 31, 2021	NA	1 USD = ₹ 74.34	256	(882)	352	978	–	289	37	1	36	100.00
18	Infosys Consulting S.R.L. (Romania)	Dec 31, 2021	NA	1 RON = ₹ 17.01	17	35	102	50	–	247	18	–	18	100.00
19	Fluido Oy[12]	Dec 31, 2021	Oct 11, 2018	1 EUR = ₹ 84.22	5	108	170	57	–	244	23	8	15	100.00
20	Infosys Consulting Ltda.	Dec 31, 2021	NA	1 BRL = ₹ 13.34	421	(343)	171	93	–	237	11	2	9	100.00
21	Infosys (Czech Republic) Limited s.r.o[3]	Mar 31, 2022	NA	1 CZK = ₹ 3.46	3	103	248	142	–	231	22	3	19	100.00
22	Kaleidoscope Animations Inc[13]	Dec 31, 2021	Oct 9, 2020	1 USD = ₹ 74.34	–	72	85	13	–	230	36	5	31	100.00
23	Infosys Consulting AG[4]	Dec 31, 2021	NA	1 CHF = ₹ 81.46	1	62	217	154	–	216	27	5	22	100.00
24	Portland Group Pty Ltd[3]	Mar 31, 2022	Jan 4, 2012	1 AUD = ₹ 56.74	18	47	183	118	–	202	23	8	15	100.00
25	Infosys Technologies (Sweden) AB	Dec 31, 2021	NA	1 SEK = ₹ 8.22	2	82	148	64	–	194	36	1	35	100.00
26	Stater Belgium N.V./S.A.[14][15]	Dec 31, 2021	NA	1 EUR = ₹ 84.22	54	24	119	41	–	192	10	5	5	75.00
27	Infosys Management Consulting Pty. Limited[4]	Dec 31, 2021	NA	1 AUD = ₹ 54.04	17	22	65	26	–	186	14	4	10	100.00
28	Blue Acorn LLC[16][17]	Dec 31, 2021	NA	1 USD = ₹ 74.34	2	13	42	27	–	181	(3)	–	(3)	100.00
29	iCi Digital LLC[18][19]	Dec 31, 2021	NA	1 USD = ₹ 74.34	136	(85)	79	28	–	169	4	–	4	100.00
30	Infosys BPO Americas LLC.[3]	Mar 31, 2022	NA	1 USD = ₹ 75.79	130	(119)	67	56	–	165	(69)	–	(69)	100.00

Sl. No.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
31	GuideVision, s.r.o.[20]	Dec 31, 2021	Oct 1, 2020	1 CZK = ₹ 3.39	–	45	95	50	–	158	29	4	25	100.00
32	Stater N.V.[7]	Dec 31, 2021	May 23, 2019	1 EUR = ₹ 84.22	38	529	910	343	–	142	181	(14)	195	75.00
33	Infosys Luxembourg S.à.r.l	Mar 31, 2022	NA	1 EUR = ₹ 84.22	17	(10)	62	55	–	108	2	–	2	100.00
34	Fluido Sweden AB (Extero)[21]	Dec 31, 2021	NA	1 SEK = ₹ 8.22	11	(8)	35	32	–	104	13	1	12	100.00
35	Simplus Australia Pty Ltd[22]	Jan 31, 2022	NA	1 AUD = ₹ 52.62	18	(44)	36	62	–	100	(4)	–	(4)	100.00
36	Infy Consulting B.V.[4]	Dec 31, 2021	NA	1 EUR = ₹ 84.22	1	34	78	43	–	96	17	4	13	100.00
37	Infosys Consulting SAS[4]	Dec 31, 2021	NA	1 EUR = ₹ 84.22	29	(8)	45	24	–	96	10	–	10	100.00
38	WDW Communications, Inc[9][23]	Dec 31, 2021	NA	1 USD = ₹ 74.34	–	(253)	37	290	–	92	(51)	–	(51)	100.00
39	SureSource LLC[16][17]	Dec 31, 2021	NA	1 USD = ₹ 74.34	236	(226)	58	48	–	90	15	–	15	100.00
40	HypoCasso B.V.[5]	Dec 31, 2021	NA	1 EUR = ₹ 84.22	8	12	33	13	–	88	7	2	5	75.00
41	Infosys Middle East FZ-LLC[12]	Dec 31, 2021	Jan 1, 2018	1 AED = ₹ 20.24	1	(21)	35	55	–	84	–	–	–	100.00
42	Infosys Consulting Pte. Ltd.	Dec 31, 2021	NA	1 SGD = ₹ 55.1	1,374	43	2,331	914	–	81	108	7	101	100.00
43	Infosys Consulting (Belgium) NV[24]	Dec 31, 2021	NA	1 EUR = ₹ 84.22	3	(12)	61	70	–	67	6	–	6	99.90
44	Mediotype LLC[25][26]	Dec 31, 2021	NA	1 USD = ₹ 74.34	52	(12)	46	6	–	64	21	–	21	100.00
45	Panaya Inc.	Dec 31, 2021	Mar 5, 2015	1 USD = ₹ 74.34	–	388	703	315	–	61	2	1	1	100.00
46	Fluido Norway A/S[21]	Dec 31, 2021	NA	1 NOK = ₹ 8.44	–	20	37	17	–	56	17	4	13	100.00
47	Simplus Philippines, Inc.[27]	Jan 31, 2022	NA	1 PHP = ₹ 1.47	1	7	25	17	–	53	3	–	3	100.00
48	Fluido Denmark A/S[21]	Dec 31, 2021	NA	1 DKK = ₹ 11.32	3	(1)	21	19	–	44	(1)	(1)	–	100.00
49	Brilliant Basics Limited[28][29]	Mar 31, 2022	NA	1 GBP = ₹ 99.46	–	1	1	–	–	34	3	1	2	100.00

Sl. No.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
50	Infosys Chile SpA	Dec 31, 2021	NA	1 CLP = ₹ 0.09	7	6	20	7	–	30	8	2	6	100.00
51	Infosys Fluido U.K., Ltd. *(formerly known as Simplus U.K, Ltd)*[30]	Dec 31, 2021	NA	1 GBP = ₹ 100.42	4	(13)	13	22	–	30	(10)	–	(10)	100.00
52	GuideVision UK Ltd[31]	Dec 31, 2021	NA	1 GBP = ₹ 100.42	–	2	17	15	–	30	3	1	2	100.00
53	Infosys (Malaysia) SDN. BHD. *(formerly Global Enterprise International (Malaysia) Sdn. Bhd.)*[32]	Mar 31, 2022	Dec 14, 2021	1 MYR = ₹ 18.03	29	4	53	20	–	21	(4)	–	(4)	100.00
54	Kaleidoscope Prototyping LLC[33]	Dec 31, 2021	NA	1 USD = ₹ 74.34	–	11	14	3	–	20	6	–	6	100.00
55	GuideVision Magyarország Kft.[31]	Dec 31, 2021	NA	1 HUF = ₹ 0.23	–	1	5	4	–	18	(3)	1	(4)	100.00
56	Infosys Consulting S.R.L. (Argentina)[4]	Dec 31, 2021	NA	1 ARS = ₹ 0.72	10	(11)	55	56	–	15	(6)	–	(6)	100.00
57	GuideVision Polska SP. Z O.O.[31]	Dec 31, 2021	NA	1 PLN = ₹ 18.34	–	1	4	3	–	11	(3)	–	(3)	100.00
58	GuideVision Deutschland GmbH[31]	Dec 31, 2021	NA	1 EUR = ₹ 84.22	–	5	6	1	–	10	–	–	–	100.00
59	Panaya GmbH[11]	Dec 31, 2021	NA	1 EUR = ₹ 84.22	–	(2)	73	75	–	9	–	–	–	100.00
60	GuideVision Suomi Oy[31]	Dec 31, 2021	NA	1 EUR = ₹ 84.22	–	1	3	2	–	8	1	–	1	100.00
61	Fluido Slovakia s.r.o[21]	Dec 31, 2021	NA	1 EUR = ₹ 84.22	1	4	6	1	–	5	(1)	–	(1)	100.00
62	Infosys Austria GmbH	Dec 31, 2021	NA	1 EUR = ₹ 84.22	1	2	13	10	–	4	1	–	1	100.00
63	Infosys Green Forum[34]	Mar 31, 2022	NA	INR	1	287	329	41	23	4	5	–	5	100.00
64	Infosys Limited Bulgaria EOOD[35]	Dec 31, 2021	NA	1 BGN = ₹ 43.02	2	(1)	2	1	–	3	(1)	–	(1)	100.00

Sl. No.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
65	Infosys Turkey Bilgi Teknolojikeri Limited Sirketi[36]	Dec 31, 2021	NA	1 TRY = ₹ 5.59	–	1	3	2	–	2	2	1	1	100.00
66	Stater XXL B.V.[5]	Dec 31, 2021	NA	1 EUR = ₹ 84.22	–	–	1	1	–	1	1	–	1	75.00
67	Skava Systems Private Limited[28]	Mar 31, 2022	Jun 2, 2015	INR	–	76	88	12	76	–	–	–	–	100.00
68	WongDoody Holding Company Inc.[37]	Dec 31, 2021	May 22, 2018	1 USD = ₹ 74.34	32	–	198	166	–	–	–	2	(2)	100.00
69	Brilliant Basics Holdings Limited[28]	Mar 31, 2022	Sep 8, 2017	1 GBP = ₹ 99.46	–	62	62	–	–	–	116	–	116	100.00
70	Infosys Americas Inc.,	Mar 31, 2022	NA	1 USD = ₹ 75.79	1	–	1	–	–	–	–	–	–	100.00
71	Infosys Nova Holdings LLC.	Dec 31, 2021	NA	1 USD = ₹ 74.34	2,766	(23)	2,806	63	–	–	(12)	–	(12)	100.00
72	Infosys Consulting Holding AG	Dec 31, 2021	Oct 22, 2012	1 CHF = ₹ 81.46	162	273	488	53	–	–	73	–	73	100.00
73	Infosys Arabia Limited[38]	Dec 31, 2021	NA	1 SAR = ₹ 19.8	3	–	3	–	–	–	–	–	–	70.00
74	Stater Participations B.V.[5]	Dec 31, 2021	NA	1 EUR = ₹ 84.22	–	(244)	90	334	–	–	–	–	–	75.00
75	Infosys Fluido Ireland, Ltd. *(formerly known as Simplus Ireland, Ltd)*[39]	Dec 31, 2021	NA	1 EUR = ₹ 84.22	1	(7)	–	6	–	–	(3)	–	(3)	100.00
76	Blue Acorn iCi Inc *(formerly Beringer Commerce Inc)*[40]	Dec 31, 2021	Oct 27, 2020	1 USD = ₹ 74.34	6	434	450	10	–	–	–	3	(3)	100.00
77	Beringer Capital Digital Group Inc.[40][26]	Dec 31, 2021	Oct 27, 2020	1 USD = ₹ 74.34	2	145	148	1	–	–	–	(2)	2	100.00
78	Beringer Commerce Holdings LLC[25][26]	Dec 31, 2021	NA	1 USD = ₹ 74.34	390	1	391	–	–	–	–	–	–	100.00
79	Infosys Germany Holding Gmbh[41]	Dec 31, 2021	NA	1 EUR = ₹ 84.22	2	–	2	–	–	–	–	–	–	100.00
80	Stater Gmbh[5][42]	Dec 31, 2021	NA	1 EUR = ₹ 84.22	–	(2)	3	5	–	–	(2)	–	(2)	75.00

Sl. No.	Name of the subsidiary	Financial period ended	Date of acquisition	Exchange rate / Reporting currency	Share capital	Reserves and surplus	Total assets	Total liabilities (excluding share capital and reserves and surplus)	Investments	Turnover[1] (includes inter-company transactions)	Profit / (Loss) before taxation[1]	Provision for taxation[1]	Profit / (Loss) after taxation[1]	% of shareholding
81	Simplus ANZ Pty Ltd.[27]	Jan 31, 2022	NA	1 AUD = ₹ 52.62	–	–	–	–	–	–	–	–	–	100.00
82	Infosys South Africa (Pty) Ltd[12]	Dec 31, 2021	NA	1 ZAR = ₹ 4.68	–	–	–	–	–	–	–	–	–	100.00
83	Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))*[43]	Dec 31, 2021	Mar 22, 2022	1 EUR = ₹ 84.22	–	–	–	–	–	–	–	–	–	100.00
84	Simply Commerce LLC[16][17]	Dec 31, 2021	NA	1 USD = ₹ 74.34	–	–	–	–	–	–	–	–	–	100.00

[1] Converted at monthly average exchange rates

[2] On March 17, 2022, Infosys Limited acquired non-controlling interest of 0.01% of the voting interests in Infosys BPM Limited

[3] Wholly-owned subsidiary of Infosys BPM Limited

[4] Wholly-owned subsidiary of Infosys Consulting Holding AG

[5] Wholly-owned subsidiary of Stater N.V.

[6] Wholly-owned subsidiary of Infosys Nova Holdings LLC

[7] Majority-owned and controlled subsidiary of Infosys Consulting Pte. Ltd.

[8] A wholly-owned subsidiary of Infosys Limited. On March 28, 2021 Infosys Limited and Infosys Germany Holding Gmbh registered Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm

[9] Wholly-owned subsidiary of WongDoody Holding Company Inc.

[10] Wholly-owned subsidiary of Infosys Limited, effective December 31, 2021

[11] Wholly-owned subsidiary of Panaya Inc.

[12] Wholly-owned subsidiary of Infosys consulting Pte. Ltd.

[13] On October 9, 2020, Infosys Nova Holdings LLC, acquired 100% voting interest in Kaleidoscope Animations, Inc.

[14] Majority-owned and controlled subsidiary of Stater Participations B.V.

[15] On December 29, 2020, Stater Participation B.V acquired non-controlling interest of 28.01% of the voting interests in Stater Belgium NV/SA

[16] Wholly-owned subsidiary of Beringer Commerce Holdings LLC

[17] Merged with Beringer Commerce Holdings LLC, effective January 1, 2022

[18] Wholly-owned subsidiary of Beringer Capital Digital Group Inc.

[19] Merged with Beringer Capital Digital Group Inc, effective January 1, 2022

[20] On October 1, 2020, Infy Consulting Company Limited acquired 100% of voting interests in GuideVision s.r.o

[21] Wholly-owned subsidiary of Fluido Oy

[22] Wholly-owned subsidiary of Simplus ANZ Pty Ltd.

[23] Wholly-owned subsidiary of WongDoody Holding Company Inc., merged with WongDoody Inc, effective December 31, 2021

[24] Majority-owned and controlled subsidiaries of Infosys Consulting Holding AG

[25] Wholly-owned subsidiary of Blue Acorn iCi Inc

[26] Merged with Blue Acorn iCi Inc, effective January 1, 2022

[27] Wholly-owned subsidiary of Outbox Systems Inc.

[28] Under Liquidation

[29] Wholly-owned subsidiary of Brilliant Basics Holding Limited

[30] On June 1, 2020, Fluido Oy, acquired 100% of the voting interests in Infosys Fluido U.K, Ltd *(formerly known as Simplus U.K, Ltd)*

[31] Wholly-owned subsidiary of GuideVision s.r.o

[32] On December 14, 2021, Infosys Consulting Pte. Ltd., a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys (Malaysia) SDN. BHD. *(formerly Global Enterprise International (Malaysia) Sdn. Bhd.)*

[33] Wholly-owned subsidiary of Kaleidoscope Animations, Inc.

[34] A wholly-owned subsidiary of Infosys Limited, was incorporated on August 31, 2021

[35] A wholly-owned subsidiary of Infosys Limited, was incorporated effective September 11, 2020

[36] A wholly-owned subsidiary of Infosys Limited, was incorporated on December 30, 2020

[37] Wholly-owned subsidiary of Infosys Limited, merged with WongDoody Inc, effective December 31, 2021

[38] Majority owned and controlled subsidiary of Infosys Limited

[39] Wholly-owned subsidiary of Infosys Fluido U.K,Ltd *(formerly Simplus U.K, Ltd)*

[40] On October 27, 2020, Infosys Nova Holding LLC, a wholly-owned subsidiary of Infosys Limited, acquired 100% voting interest in Blue Acorn iCi Inc *(formerly Beringer Commerce Inc)* and Beringer Capital Digital Group Inc

[41] A wholly-owned subsidiary of Infosys Limited, was incorporated on March 23, 2021

[42] Incorporated on August 4, 2021

[43] On March 22, 2022, Infosys Consulting Pte. Ltd., a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))*

Notes:

1. Investments exclude investments in subsidiaries.
2. Proposed dividend from any of the subsidiaries is nil except for Infosys BPM Limited which proposed a final dividend of ₹ 2,05,000/- per equity share (₹ 10,000 par value) subject to approval of shareholders in ensuing Annual General Meeting of the Company.
3. Infosys Canada Public services Inc incorporated effective November 27, 2018, wholly owned subsidiary of Infosys Public Services Inc., has been liquidated effective November 23, 2021.
4. Reserve and Surplus includes Other comprehensive income and securities premium.
5. Simplus North America Inc., a wholly-owned subsidiary of Outbox Systems Inc., has been liquidated effective April 27, 2021.
6. Simplus Europe, Ltd., a wholly-owned subsidiary of Outbox Systems Inc., has been liquidated effective July 20, 2021.
7. Infosys Consulting (Shanghai) Co., Ltd., a wholly-owned subsidiary of Infosys Consulting Holding AG, has been liquidated effective September 01, 2021.
8. Sqware Peg Digital Pty Ltd, a wholly-owned subsidiary of Simplus Australia Pty Ltd, has been liquidated effective September 02, 2021.
9. Infosys Consulting s.r.o. v likvidaci (formerly Infosys Consulting s.r.o.), a wholly-owned subsidiary of Infosys Consulting Holding AG, has been liquidated effective December 16, 2021.
10. Infosys BPM UK Limited, a wholly owned subsidiary of Infosys BPM Ltd, incorporated, effective December 9, 2020 and has yet to commence operations.
11. Infosys Business Solutions LLC, a wholly-owned subsidiary of Infosys Limited, was incorporated on February 20, 2022 and has yet to commence operations.
12. Beringer Capital Digital Group Inc, Mediotype LLC and Beringer Commerce Holdings LLC, merged into Blue Acorn iCi Inc effective January 1, 2022.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

D. Sundaram
Director

Bengaluru
April 13, 2022

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Annexure 2 – Particulars of contracts / arrangements made with related parties

[Pursuant to Clause (h) of sub-section (3) of Section 134 of the Companies Act, 2013, and Rule 8(2) of the Companies (Accounts) Rules, 2014 – AOC-2]

This Form pertains to the disclosure of particulars of contracts / arrangements entered into by the Company with related parties referred to in sub-section (1) of Section 188 of the Companies Act, 2013, including certain arm's length transactions under third proviso thereto.

Details of contracts or arrangements or transactions not at arm's length basis

There were no contracts or arrangements or transactions entered into during the year ended March 31, 2022, which were not at arm's length basis.

Details of material contracts or arrangement or transactions at arm's length basis

There were no material contracts or arrangements or transactions entered into during the year ended March 31, 2022.

for and on behalf of the Board of Directors

Sd/-	Sd/-
Nandan M. Nilekani *Chairman*	**Salil Parekh** *Chief Executive Officer and Managing Director*

Bengaluru
April 13, 2022

Annexure 3 – Particulars of employees

We are a leading provider of consulting, technology, outsourcing and next-generation digital services. We enable clients across 54 countries to outperform their competition and stay ahead on the innovation curve. The remuneration and perquisites provided to our employees, including that of the Management, are on par with industry benchmarks. The nomination and remuneration committee continuously reviews the compensation of our CEO and other Key Managerial Personnel (KMP) to align both the short-term and long-term business objectives of the Company and to link compensation with the achievement of goals.

The details of remuneration to directors, KMP and other employees are in compliance with Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014. In accordance with the requirements, tables 3(a) and 3(b) include the perquisite value of stock incentives at the time of their exercise and do not include the value of the stock incentives at the time of grant.

The increase in remuneration for the below-mentioned executive directors and KMP in fiscal 2022 as compared to fiscal 2021 is primarily on account of increase in perquisite value of stock incentives granted in previous years and exercised during the year. The increase in perquisite value of stock incentives exercised during the year also includes the impact of share price increase. The table below additionally includes the % increase in remuneration excluding perquisite value of stock incentives exercised during the year.

Information as per Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

3(a) Remuneration details of directors and KMP

Name	Director Identification Number (DIN)	Title	% increase of remuneration in fiscal 2022 as compared to fiscal 2021[1]	Ratio of remuneration to MRE[1]	% increase of remuneration in fiscal 2022 as compared to fiscal 2021 (excluding perquisite value of stock incentive exercised during the year)	Ratio of remuneration to MRE (excluding perquisite value of stock incentive exercised during the year)	No. of RSUs granted in fiscal 2022
Nandan M. Nilekani[2]	00041245	Non-executive and Non-independent Chairman	–	–	–	–	–
Kiran Mazumdar-Shaw	00347229	Lead Independent Director	92	26	92	26	–
D. Sundaram	00016304	Independent Director	78	27	78	27	–
Michael Gibbs	08177291	Independent Director	83	23	83	23	–
Uri Levine	08733837	Independent Director	NA	20	NA	20	–
Bobby Parikh	00019437	Independent Director	NA	20	NA	20	–
Chitra Nayak	09101763	Independent Director	NA	21	NA	21	–
Salil Parekh[3]	01876159	Chief Executive Officer and Managing Director	43	872	–	229	1,88,452
U.B. Pravin Rao[4]	06782450	Chief Operating Officer and Whole-time Director	NA	NA	NA	NA	–
Nilanjan Roy[5]	NA	Chief Financial Officer	37	102	(11)	52	24,423
A.G.S. Manikantha[6]	NA	Company Secretary	34	18	13	11	1,800

MRE – Median Remuneration of Employees

Notes: The remuneration details in the above table pertain to directors and KMP as required under the Companies Act, 2013.

The details in the above table are on accrual basis.

The % increase of remuneration is provided only for those directors and KMP who have drawn remuneration from the Company for full fiscal 2022 and full fiscal 2021. The ratio of remuneration to MRE is provided only for those directors and KMP who have drawn remuneration from the Company for the full fiscal 2022.

The increase in remuneration for the executive directors and KMP in fiscal 2022 as compared to fiscal 2021 is primarily on account of increase in perquisite value of stock incentives granted in previous years and exercised during the year.

(1) Remuneration to KMP includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2022 is mentioned in the above table. Independent directors are not entitled to any stock incentives.

(2) Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

(3) a) Remuneration includes ₹52.33 crore pertaining to exercise of 2,29,792 Restricted Stock Units (RSUs) under the 2015 Plan and 1,48,434 RSUs under the 2019 Plan during fiscal 2022.

b) On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved

i) the grant of 96,150 performance-based RSUs under the 2015 Plan effective May 2, 2021

ii) the grant of 18,340 annual time-based RSUs for fiscal 2022 under the 2015 Plan effective February 1, 2022

iii) the grant of 73,962 performance-based RSUs for fiscal 2022 under the 2019 Plan effective May 2, 2021. These RSUs will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the current employment agreement.

c) The Board, on April 13, 2022, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value ₹13 crore for fiscal 2023 under the 2015 Plan. The committee also approved an annual grant of performance-based RSUs of fair value of ₹10 crore under the 2019 Plan. The RSUs under both the Plans will be granted effective May 2, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2022.

(4) U.B. Pravin Rao retired as a Chief Operating Officer and Whole-time director effective December 12, 2021.

(5) a) Remuneration includes ₹4.07 crore on account of exercise of 22,727 RSUs under the 2015 Plan and 5,000 RSUs under the 2019 Plan during fiscal 2022.

b) On the recommendations of the nomination and remuneration committee, the Board approved

i) the grant of 5,547 performance-based RSUs under the 2015 Plan effective May 2, 2021

ii) the grant of 9,876 annual time-based RSUs under the 2015 Plan effective February 1, 2022

iii) the grant of 9,000 performance-based RSUs under the 2019 Plan effective March 31, 2022. These RSUs will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the RSU award agreement.

c) The Board, on April 13, 2022, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of annual performance-based RSUs of fair value of ₹0.87 crore under the 2015 Plan. The RSUs will be granted effective May 2, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2022.

(6) a) Remuneration includes ₹0.58 crore on account of exercise of 2,685 RSUs under the 2015 Plan and 1,000 RSUs under the 2019 Plan during fiscal 2022.

b) On the recommendations of the nomination and remuneration committee, the Board approved the grant of 1,800 performance-based RSUs under the 2019 Plan effective March 31, 2022. These RSUs will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

The MRE was ₹8,14,332 and ₹7,21,314 in fiscal 2022 and fiscal 2021, respectively. The increase in MRE in fiscal 2022, as compared to fiscal 2021, is 12.9%.

The average annual increase in the salaries of employees was 14.6% in India, after accounting for promotions and other event-based compensation revisions. Employees outside India received a wage increase in line with the market trends in the respective countries.

The overall wages at leadership levels remained constant during fiscal 2022. However, the KMP remuneration presented in this report shows a higher remuneration for fiscal 2022 as compared to fiscal 2021 primarily on account of the increase in perquisite value of stock incentives granted in previous years but exercised during the year. The increase in perquisite value of stock incentives exercised during the year also includes the impact of share price increase.

3(b) Information as per Rule 5 of Chapter XIII, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

Top 10 employees in terms of remuneration drawn during the year

Employee name	Designation	Educational qualification	Age	Experience (in years)	Date of joining	Location	Remuneration in fiscal 2022 (in ₹)[1]	No. of RSUs granted in fiscal 2022[2]	Previous employment and designation
Salil Parekh	CEO & MD	B.Tech, ME	57	34	Jan 2, 2018	India	71,02,40,274[3]	1,88,452	Capgemini, Director General
U.B. Pravin Rao	COO & WTD	BE	60	37	Aug 4, 1986	India	37,25,68,706[4]	–	IISC, Trainee
Ravi Kumar S.	President	BE, PGD	50	28	Nov 8, 2002	US	35,82,65,796[5]	88,420	Sapient Corporation, Director
Mohit Joshi	President	BA(H), MBA	47	25	Dec 7, 2000	UK	34,89,95,497[6]	95,010	ABN AMRO Bank, Manager
Martha G. King	Chief Client Officer	BS	58	37	Oct 12, 2020	US	23,82,59,617[7]	40,815	Vanguard, Managing Director
Inderpreet Sawhney	Group General Counsel and Chief Compliance Officer	BA LLB, LLM	57	31	Jul 3, 2017	US	17,44,61,272[8]	35,200	Wipro, Senior Vice President and General Counsel
Karmesh Gul Vaswani	Segment Head – CPG, Logistics & Retail	BE	50	29	Mar 3, 2003	UK	14,64,53,864[9]	34,880	Accenture, Senior Manager
Anand Swaminathan	Segment Head – Communication, Media and Technology	ACS, AICWA, MS	50	30	Apr 26, 1999	US	13,36,04,867[10]	25,130	Rane Brake Linings Limited, Manager Information Technology
Mark Livingston	Global Head – Management Consulting Services	BS	66	36	Dec 17, 2018	US	11,52,80,855[11]	–	EVP and Global Consulting Leader, Cognizant
Anant R. Adya	Group Practice Engagement Manager	B.Sc	49	27	Nov 10, 2008	US	10,21,28,085[12]	21,280	Wipro, Project Manager

Notes: The details in the above table are on accrual basis for better comparability with the KMP remuneration disclosures included in other sections of this Annual Report.

The aforementioned employees have / had permanent employment contracts with the Company.

Employees mentioned above are neither relatives of any directors of the Company, nor hold 2% or more of the paid-up equity share capital of the Company as per Clause (iii) of sub-rule (2) of Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014.

For employees based overseas, average exchange rates have been used for conversion to INR.

(1) Includes fixed pay, variable pay, retiral benefits and the perquisite value of stock incentives exercised during the period, determined in accordance with the provisions of the Income-tax Act, 1961 or relevant overseas tax regulations as applicable. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2022 is included in the table above.

(2) Includes equity-settled and cash-settled RSUs issued at par under the 2015 and 2019 Plans.

(3) Remuneration includes ₹ 52.33 crore on account of the exercise of 2,29,792 RSUs under the 2015 Plan and 1,48,434 under the 2019 Plan during fiscal 2022.

(4) a) Remuneration includes ₹ 26.19 crore on account of exercise of 45,351 RSUs, 86,000 ESOPs under the 2015 Plan and 59,374 RSUs under the 2019 Plan during fiscal 2022.

b) U.B. Pravin Rao retired as a Chief Operating Officer and Whole-time director effective December 12, 2021.

(5) Remuneration includes ₹ 25.58 crore on account of exercise of 1,02,601 RSUs, 56,376 ESOPs under the 2015 Plan and 16,667 RSUs under the 2019 Plan during fiscal 2022.

(6) Remuneration includes ₹ 20.22 crore on account of exercise of 1,03,313 RSUs under the 2015 Plan and 16,667 RSUs under the 2019 Plan during fiscal 2022.

(7) Remuneration includes ₹ 2.39 crore on account of exercise of 13,441 RSUs under the 2015 Plan during fiscal 2022.

(8) Remuneration includes ₹ 9.62 crore on account of exercise of 31,926 RSUs, 33,334 ESOPs under the 2015 Plan and 8,334 RSUs under the 2019 Plan during fiscal 2022.

(9) Remuneration includes ₹ 6.71 crore on account of exercise of 31,550 RSUs under the 2015 Plan and 8,334 RSUs under the 2019 Plan during fiscal 2022.

(10) Remuneration includes ₹ 8.25 crore on account of exercise of 43,125 RSUs under the 2015 Plan and 11,667 RSUs under the 2019 Plan during fiscal 2022.

(11) Remuneration includes ₹ 4.59 crore on account of exercise of 21,413 RSUs under the 2015 Plan and 5,000 RSUs under the 2019 Plan during fiscal 2022.

(12) Remuneration includes ₹ 6.03 crore on account of exercise of 27,115 RSUs, 9,724 ESOPs under the 2015 Plan and 5,000 RSUs under the 2019 Plan during fiscal 2022.

Annexure 4: Independent Auditor's certificate on corporate governance

REF: IL/2022-23/01

TO

THE MEMBERS OF INFOSYS LIMITED

INDEPENDENT AUDITOR'S CERTIFICATE ON CORPORATE GOVERNANCE

1. This certificate is issued in accordance with the terms of our engagement letter reference no. IL/2021-22/22 dated July 8, 2021.
2. We, Deloitte Haskins & Sells LLP, Chartered Accountants, the Statutory Auditors of Infosys Limited ("the Company"), have examined the compliance of conditions of Corporate Governance by the Company, for the year ended on March 31, 2022, as stipulated in regulations 17 to 27 and clauses (b) to (i) of regulation 46(2) and para C and D of Schedule V of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the "Listing Regulations").

Managements' Responsibility

3. The compliance of conditions of Corporate Governance is the responsibility of the Management. This responsibility includes the design, implementation and maintenance of internal control and procedures to ensure the compliance with the conditions of the Corporate Governance stipulated in Listing Regulations.

Auditor's Responsibility

4. Our responsibility is limited to examining the procedures and implementation thereof, adopted by the Company for ensuring compliance with the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.
5. We have examined the books of account and other relevant records and documents maintained by the Company for the purposes of providing reasonable assurance on the compliance with Corporate Governance requirements by the Company.
6. We have carried out an examination of the relevant records of the Company in accordance with the Guidance Note on Certification of Corporate Governance issued by the Institute of the Chartered Accountants of India (the "ICAI"), the Standards on Auditing specified under Section 143(10) of the Companies Act 2013, in so far as applicable for the purpose of this certificate and as per the Guidance Note on Reports or Certificates for Special Purposes issued by the ICAI which requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.
7. We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

8. Based on our examination of the relevant records and according to the information and explanations provided to us and the representations provided by the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in regulations 17 to 27 and clauses (b) to (i) of regulation 46(2) and para C and D of Schedule V of the Listing Regulations during the year ended March 31, 2022.
9. We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sd/-

Sanjiv V. Pilgaonkar
Partner
(Membership No. 039826)
UDIN: 22039826AGZWGP5582

Place: Bengaluru
Date: April 13, 2022

Annexure 5 – Secretarial audit report for the financial year ended March 31, 2022
Form No. MR-3

(Pursuant to section 204(1) of the Companies Act, 2013 and Rule 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014)

To,
The Members, Infosys Limited,
Electronics City, Hosur Road
Bengaluru-560100 Karnataka, India

I have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by **INFOSYS LIMITED** (hereinafter called the Company). Secretarial Audit was conducted in a manner that provided me a reasonable basis for evaluating the corporate conducts/statutory compliances and expressing my opinion thereon.

Based on my verification of the Company's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, I hereby report that in my opinion, the Company has, during the audit period covering the financial year ended on March 31, 2022, complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliance-mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

I have examined the books, papers, minute books, forms and returns filed and other records maintained by the Company for the financial year ended on **March 31, 2022** and made available to me, according to the provisions of:

i. The Companies Act, 2013 ("the Act") and the rules made thereunder;

ii. The Securities Contracts (Regulation) Act, 1956 ("SCRA") and the rules made thereunder;

iii. The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder;

iv. Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment;

v. The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ("SEBI Act"):-

(a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

(b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

(c) The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021;

(d) The Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015;

(e) The Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018

vi. Other laws applicable specifically to the Company, namely:

(a) The Information Technology Act, 2000 and the rules made thereunder;

(b) The Special Economic Zones Act, 2005 and the rules made thereunder;

(c) Software Technology Parks of India rules and regulations;

(d) The Indian Copy Rights Act, 1957;

(e) The Patents Act, 1970; and

(f) The Trade Marks Act, 1999.

I have also examined compliance with the applicable clauses of the Secretarial Standards issued by The Institute of Company Secretaries of India.

I report that, during the year under review, the Company has complied with the provisions of the Acts, Rules, Regulations, Guidelines and Standards mentioned above.

I further report that, there were no events/actions in pursuance of:

a) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018;

b) The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008;

c) The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client;

d) The Securities and Exchange Board of India (DelistIng of Equity Shares) Regulations, 2021; and requiring compliance thereof by the Company during the audit period.

I further report that, the compliance by the Company of applicable financial laws such as direct and indirect tax laws and maintenance of financial records and books of accounts have not been reviewed in this Audit since the same have been subject to review by the statutory financial auditors, tax auditors, and other designated professionals.

I further report that, the Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

Adequate notice is given to all directors to schedule the Board meetings, agenda and detailed notes on agenda were sent at least seven days in advance, and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

As per the minutes of the meetings duly recorded and signed by the Chairman, the decisions of the Board were unanimous and no dissenting views have been recorded.

I further report that, based on the information provided and the representation made by the Company and also on the review of the compliance certificates/reports taken on record by the Board of Directors of the Company, in my opinion there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

I report further that, during the audit period:

The Company has bought back 5,58,07,337 fully paid up equity shares of face value of Rs 5 each on a proportionate basis, through the Stock Exchange mechanism as prescribed under the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018. The Company has extinguished all the Equity Shares purchased under the Buyback.

There were no other specific events / actions in pursuance of the above referred laws, rules, regulations, guidelines, etc. having a major bearing on the Company's affairs.

P.G.HEGDE
Hegde & Hegde
Company Secretaries
FCS: 1325 / C.P.No: 640
UDIN: F001325D000060560

Place: Bengaluru
Date: April 13, 2022

This report is to be read with Annexure A which forms an integral part of this report.

Annexure A

To,
The Members
Infosys Limited
Bengaluru

My report of even date is to be read along with this letter.

1. Maintenance of secretarial records is the responsibility of the Management of the Company. My responsibility is to express an opinion on these secretarial records based on my audit.
2. I have followed the audit practices and process as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on test basis to ensure that correct facts are reflected in secretarial records. I believe that the process and practices, I followed provide a reasonable basis for my opinion.
3. I have not verified the correctness and appropriateness of financial records and Books of Accounts of the Company.
4. Wherever required, I have obtained the Management Representation about the compliance of laws, rules and regulations and happening of events etc.
5. The compliance of the provisions of corporate and other applicable laws, rules, regulations, standards is the responsibility of the Management. My examination was limited to the verification of procedure on test basis.
6. The Secretarial Audit report is neither an assurance as to the future viability of the Company nor of the efficacy or effectiveness with which the Management has conducted the affairs of the Company.

P.G.HEGDE
Hegde & Hegde
Company Secretaries
FCS: 1325 / C.P.No: 640
UDIN: F001325D000060560

Place: Bengaluru
Date: April 13, 2022

Annexure 6 – Annual report on CSR activities

[Pursuant to Section 135 of the Companies Act, 2013 read with Companies (Corporate Social Responsibility Policy) Rules, 2014, as amended.]

1. Brief outline on CSR Policy of the Company

Over the years, we have been focusing on sustainable business practices encompassing economic, environmental and social imperatives that not only cover business, but also the communities around us. Our Corporate Social Responsibility ("CSR") encompasses holistic community development and institution building, while shaping and sharing solutions that serve the development of businesses and communities. Our CSR Policy aims to provide a dedicated approach to community development in the areas of improving healthcare infrastructure, supporting primary education, rehabilitating the destitute, abandoned women and children, preserving Indian art and culture, removing malnutrition, rural development, and contributing to serving the development of people by shaping a future with meaningful opportunities for all, thereby, accelerating the sustainable development of society while preserving the environment, and making our planet a better place today and safeguarding it for future generations.

Objectives

Our broad objectives, as stated in our CSR Policy, include:

- Making a positive impact on society through economic development and reduction of our resource footprint
- Taking responsibility for the actions of the Company while also encouraging a positive impact through supporting causes concerning the environment, communities and our stakeholders

Focus areas

- Promoting healthcare including preventive healthcare
- Eradicating hunger, poverty and sanitation programs
- Destitute care and rehabilitation
- Environmental sustainability and ecological balance
- Promoting education, enhancing vocational skills
- Rural development
- Protection of national heritage, restoration of historical sites, promotion of art and culture

CSR activities

Infosys Limited ("Infosys" or "the Company") has been an early adopter of CSR initiatives. Infosys undertakes CSR initiatives both directly as well as through Infosys Foundation ("the Foundation"). The Foundation was established in 1996 with a vision to boosting our CSR initiatives. This was long before the Companies Act, 2013 mandated CSR activities to be undertaken by the Company.

Key highlights of the activities of the Foundation during the year are listed below, and the details of these projects are given in the *Corporate governance report* that forms part of this Annual Report.

- Constructed multi-storied Dharamshala's for patients and attendants at the All India Institute of Medical Sciences (AIIMS), Jhajjar, Haryana and Tata Memorial's Advanced Center for Treatment, Research and Education in Cancer (ACTREC) campus in Navi Mumbai, Maharashtra
- Provided ambulances to Kidwai Memorial Institute of Oncology, Karnataka Institute of Medical Sciences, Rashtrotthana Parishad, and Narayana Health, for timely and emergency medical treatments
- Continued COVID-19 relief measures such as providing medical treatment and equipment, distribution of food and survival kits
- Supported National Law School of India University for digital inclusion efforts to democratize access to resources through scholarships and ensuring access to people with disabilities

The detailed report is available on the Infosys Foundation website, at https://www.infosys.com/infosys-foundation.

2. Composition of CSR committee

The CSR committee of the Board is responsible for overseeing the execution of the Company's CSR Policy. The CSR committee comprises solely of independent directors, as at the end of fiscal 2022.

Sl no.	Name of the director	Designation / nature of directorship	Number of meetings of CSR committee held during the year	Number of meetings of CSR committee attended during the year
1.	Kiran Mazumdar-Shaw	Lead Independent Director, chairperson of CSR committee	4	4
2.	U.B. Pravin Rao[1]	COO & Whole-time Director, member of CSR committee	3	3
3.	Chitra Nayak	Independent Director, member of CSR committee	4	4
4	Uri Levine[2]	Independent Director, member of CSR committee	NA	NA
5	Salil Parekh[3]	CEO & MD, member of CSR committee	1	1

(1) Ceased to be a member of the Committee due to his retirement effective December 12, 2021

(2) Appointed as a member of the Committee effective January 13, 2022

(3) Appointed as a member of the Committee effective December 13, 2021, and ceased to be a member of the Committee effective January 12, 2022

3. Web links where composition of CSR committee, CSR Policy and CSR projects approved by the board are disclosed on the website of the company:

- The composition of the CSR committee is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/committee-composition.pdf.
- The Committee, with the approval of the Board, has adopted the CSR Policy as required under Section 135 of the Companies Act, 2013. The CSR Policy of the Company is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf.
- The Company has also adopted the CSR committee charter, which is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-committee-charter.pdf.
- The Board, based on the recommendation of the CSR committee, at its meeting held on April 13, 2022, has approved the annual action plan / projects for fiscal 2023, the details of which are available on our website, at https://www.infosys.com/investors/reports-filings/documents/csr-projects2022-23.pdf.

4. Details of impact assessment of CSR projects carried out in pursuance of sub-rule (3) of Rule 8 of the Companies (Corporate Social Responsibility Policy) Rules, 2014, if applicable: The Company has been voluntarily conducting impact assessments through independent agencies to screen and evaluate select CSR programs. The Company takes cognizance of sub-rule (3) of Rule 8 of the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 ("CSR Amendment Rules"). There are no projects undertaken or completed after the effective date of the aforementioned rules for fiscal 2022, which would require an impact assessment to be carried out in pursuance to the above rule.

5. Details of the amount available for set-off in pursuance of sub-rule (3) of Rule 7 of the Companies (Corporate Social Responsibility Policy) Rules, 2014 and amount required for set-off for the financial year, if any: Nil

6. Average net profit of the Company as per Sec 135(5): ₹ 19,834 crore

7. a. Two percent of average net profit of the Company as per Section 135(5): ₹ 396.70 crore

b. Surplus arising out of the CSR projects or programs or activities of the previous financial years: Nil

c. Amount required to be set-off for the financial year, if any: Nil

d. Total CSR obligation for the financial year (7a+7b-7c): ₹ 396.70 crore

8. (a) CSR amount spent or unspent for the financial year:

Total amount spent for the financial year[1] (in ₹ crore)	Amount unspent				
	Total amount transferred to unspent CSR account as per Section 135(6)		Amount transferred to any fund specified under Schedule VII as per second proviso to Section 135(5)		
	Amount (in ₹ crore)	Date of transfer	Name of the fund	Amount	Date of transfer
344.91	51.79	Refer to Note	NA	Nil	NA

[1] Includes a sum of ₹ 44 lakh incurred towards administration overheads

Note: The unspent amount will be transferred to unspent CSR account within 30 days from the end of the financial year, in accordance with the Companies Act, 2013 read with the CSR Amendment Rules.

(b) Details of CSR amount spent against ongoing projects for the financial year:

Sl. no.	Name of the project	Item from the list of activities in Schedule VII to the Act	Local area (Yes / No)	Location of the project		Project duration[1] (in years)	Amount allocated for the project in fiscal 2022 (in ₹ crore)	Amount spent in the current financial year (in ₹ crore)	Amount transferred to unspent CSR account for the project as per Section 135(6) (in ₹ crore)	Mode of implementation – Direct (Yes / No)	Mode of implementation – Through implementing agency	
				State	District						Name	CSR registration number
1	Facilitating COVID-19 relief efforts, providing essential medical equipment and infrastructure to various hospitals and frontline workers, supporting daily livelihood requirements of the poor and needy	(i), (xii)	No	Pan-India	Pan-India	2	81.65	46.94	34.71	No	Infosys Foundation	CSR00004175
2	Facilitating COVID-19 relief efforts, providing essential medical equipment and infrastructure to various hospitals and frontline workers, supporting daily livelihood requirements of the poor and needy	(i), (xii)	No	Pan-India	Pan-India	2	8.35	8.35	–	Yes	Infosys Limited	Not Applicable
3	Construction of a 325-bed hospital block at the Sri Jayadeva Institute of Cardiovascular Sciences & Research	(i), (iii)	Yes	Karnataka	Bengaluru	3	45.99	45.99	–	No	Infosys Foundation	CSR00004175
4	Smoke-free kitchen through installation of biogas units and promoting organic farming	(iv)	Yes	Maharashtra	Nagpur, Bhandara	2	30.46	27.37	3.09	Yes	Infosys Limited	Not applicable
5	Construction of the 800-bed Infosys Vishram Sadan at the All India Institute of Medical Sciences	(iii)	Yes	Haryana	Jhajjar	3	26.86	26.86	–	No	Infosys Foundation	CSR00004175
6	Bangalore Metro Rail Corporation Limited (BMRCL)	(iv)	Yes	Karnataka	Bengaluru	4	34.68	23.83	10.85	No	Infosys Foundation	CSR00004175
7	Construction of a 100-bed maternity and child care hospital	(i), (iii)	Yes	Karnataka	Ramanagara	4	19.90	19.90	–	No	Infosys Foundation	CSR00004175
8	Aiding flood relief efforts	(xii)	Yes	Karnataka	Kodagu	3	15.50	15.50	–	No	Infosys Foundation	CSR00004175

Sl. no.	Name of the project	Item from the list of activities in Schedule VII to the Act	Local area (Yes / No)	Location of the project		Project duration[1] (in years)	Amount allocated for the project in fiscal 2022 (in ₹ crore)	Amount spent in the current financial year (in ₹ crore)	Amount transferred to unspent CSR account for the project as per Section 135(6) (in ₹ crore)	Mode of implementation – Direct (Yes / No)	Mode of implementation – Through implementing agency	
				State	District						Name	CSR registration number
9	Smoke-free kitchen through the distribution of high-efficiency biomass cookstoves	(iv)	Yes	Maharashtra, Meghalaya, Odisha, Rajasthan	Various locations	2	18.01	17.56	0.45	Yes	Infosys Limited	Not applicable
10	Construction of the 600-bed Infosys Asha Nivas dharmashala at the Tata Memorial Center	(i), (iii)	Yes	Maharashtra	Mumbai	4	21.44	21.44	–	No	Infosys Foundation	CSR00004175
11	Construction of a hostel for girls at the campus of the Indian Institute of Information Technology	(ii), (iii)	Yes	Tamil Nadu	Tiruchirappalli	3	7.63	7.63	–	No	Infosys Foundation	CSR00004175
12	Rejuvenation of lake	(iv)	Yes	Karnataka	Mysuru	2	7.00	6.09	0.91	Yes	Infosys Limited	Not applicable
13	Construction of Skill Development Training Center and other facilities at the Indian Red Cross Society	(ii)	Yes	Karnataka	Tumakuru	4	5.12	5.12	–	No	Infosys Foundation	CSR00004175
14	Construction of a school building at the Chethana Residential School	(ii)	Yes	Karnataka	Dakshina Kannada	3	5.08	5.08	–	No	Infosys Foundation	CSR00004175
15	Smoke-free kitchen through installation of biogas units and promoting organic farming	(iv)	Yes	Karnataka	Various locations	4	5.00	4.22	0.78	Yes	Infosys Limited	Not applicable
16	Construction of a Sabha Bhavan to continue and function leading to promotion of Yakshagana	(v)	Yes	Karnataka	Udupi	4	4.20	4.20	–	No	Infosys Foundation	CSR00004175
17	Construction of Rajya Sainik Sadan for ex-servicemen for their welfare considering the service they have done towards the country	(vi)	Yes	Odisha	Khordha	3	4.12	4.12	–	No	Infosys Foundation	CSR00004175
18	Construction of new 75,000 sq.ft. out-patient block at the Kidwai Memorial Institute of Oncology[1]	(i), (iii)	Yes	Karnataka	Bengaluru	5	2.79	2.79	–	No	Infosys Foundation	CSR00004175

Sl. no.	Name of the project	Item from the list of activities in Schedule VII to the Act	Local area (Yes / No)	Location of the project		Project duration[1] (in years)	Amount allocated for the project in fiscal 2022 (in ₹ crore)	Amount spent in the current financial year (in ₹ crore)	Amount transferred to unspent CSR account for the project as per Section 135(6) (in ₹ crore)	Mode of implementation – Direct (Yes / No)	Mode of implementation – Through implementing agency	
				State	District						Name	CSR registration number
19	Granted funds to Khushi Trust towards the construction of training and livelihood center	(iii)	Yes	Karnataka	Raichur	2	0.40	0.40	–	No	Infosys Foundation	CSR00004175
20	Construction of a world-class visitor and animal-friendly enclosure for gorillas at Sri Chamarajendra Zoological Gardens	(iv)	Yes	Karnataka	Mysuru	2	1.33	1.33	–	No	Infosys Foundation	CSR00004175
21	Construction of the second animal-friendly enclosure for gorillas at Sri Chamarajendra Zoological Gardens	(iv)	Yes	Karnataka	Mysuru	2	1.27	1.27	–	No	Infosys Foundation	CSR00004175
22	Construction of a new, state-of-the-art museum at the Art and Photography Foundation	(v)	Yes	Karnataka	Bengaluru	3	1.10	1.10	–	No	Infosys Foundation	CSR00004175
23	Construction of a multipurpose hall to be used for training of vocational skills at Shaktidhama Trust	(ii), (iii)	Yes	Karnataka	Mysuru	3	1.08	1.08	–	No	Infosys Foundation	CSR00004175
24	Rehabilitation and welfare of army personnel and disbursal to next of kin of martyrs and those injured in the line of duty, across the country	(vi)	Yes	Delhi	New Delhi	3	5.00	5.00	–	No	Infosys Foundation	CSR00004175
25	Research for 'Reimagining India's Healthcare System'	(i)	Yes	Tamil Nadu	Vellore	2	2.00	1.00	1.00	Yes	Infosys Limited	Not applicable
26	Infosys Science Foundation – Infrastructure support to create a center of excellence	(ii)	Yes	Karnataka	Bengaluru	4	11.50	11.50	–	Yes	Infosys Limited	Not applicable
27	Granted funds for a mobile eye clinic vehicle for Ramakrishna Sevashrama	(i)	Yes	Karnataka	Pavagada	2	0.26	0.26	–	No	Infosys Foundation	CSR00004175
28	Support education of children through ARPAN	(ii)	Yes	Punjab	Chandigarh	3	0.22	0.22	–	No	Infosys Foundation	CSR00004175

Sl. no.	Name of the project	Item from the list of activities in Schedule VII to the Act	Local area (Yes / No)	Location of the project		Project duration[1] (in years)	Amount allocated for the project in fiscal 2022 (in ₹ crore)	Amount spent in the current financial year (in ₹ crore)	Amount transferred to unspent CSR account for the project as per Section 135(6) (in ₹ crore)	Mode of implementation – Direct (Yes / No)	Mode of implementation – Through implementing agency	
				State	District						Name	CSR registration number
29	Providing infrastructure to the general public for sports activities in Bengaluru	(ii)	Yes	Karnataka	Bengaluru	2	0.10	0.10	–	No	Infosys Foundation	CSR00004175
30	Support the Infosys Foundation-PPBA Champions Nurturing Program to spot and train talented youngsters in badminton	(ii)	Yes	Karnataka	Bengaluru	4	0.85	0.85	–	No	Infosys Foundation	CSR00004175
31	Support the up-gradation of Bharat Kala Bhavan (museum), modernization of 15 galleries at Banaras Hindu University[1]	(v)	No	Uttar Pradesh	Varanasi	7	0.13	0.13	–	No	Infosys Foundation	CSR00004175
32	Construction of a protection wall at Cherlopalli Zoo	(iv)	No	Andhra Pradesh	Kurnool	4	0.38	0.38	–	No	Infosys Foundation	CSR00004175
33	Construction of a hostel for 300 girl students at the Indian Institute of Information Technology	(ii), (iii)	Yes	Karnataka	Dharwad	4	0.07	0.07	–	No	Infosys Foundation	CSR00004175
34	Construction of a high school building at the Ramakrishna Mission Shivanahalli	(i), (iii)	Yes	Karnataka	Bengaluru	4	0.57	0.57	–	No	Infosys Foundation	CSR00004175
35	Support the clean-up and restoration of two water bodies at a heritage site in Mandya district	(iv)	Yes	Karnataka	Mandya	4	0.05	0.05	–	No	Infosys Foundation	CSR00004175
	Total						**370.09**	**318.30**	**51.79**			

[1] Project duration includes the years prior to when the CSR amendment rules were made effective. Post April 1, 2021 the ongoing projects are of duration as specified under the CSR amendment rules.

(c) Details of CSR amount spent against other than ongoing projects for the financial year:

Sl. no.	Name of the project	Item from the list of activities in Schedule VII to the Act	Local area (Yes / No)	Location of the project		Amount spent for the project (in ₹ crore)	Mode of implementation – Direct (Yes / No)	Mode of implementation – Through implementing agency	
				State	District			Name	CSR registration number
1	Aid training and research to help investigations in the area of cybercrime	(ii)	Yes	Karnataka	Bengaluru	2.05	No	Infosys Foundation	CSR00004175
2	To support 50 smart schools and mid-day meals for students through Ramakrishna Mission	(x)	No	Arunachal Pradesh	West Siang	1.65	No	Infosys Foundation	CSR00004175
3	Aiding flood relief efforts	(xii)	Yes	Karnataka, Andhra Pradesh, Kerala, Tamil Nadu, Uttarakhand	Various locations	4.17	No	Infosys Foundation	CSR00004175
4	Educating children in various rural districts through eVidyaloka Trust	(ii), (x)	Yes	Karnataka	Bengaluru	1.00	No	Infosys Foundation	CSR00004175
5	Road construction at Mudipu	(x)	Yes	Karnataka	Dakshina Kannada	1.30	No	Infosys Foundation	CSR00004175
6	Projects less than ₹ 1 crore[1]	Various schedule VII activities	No	Pan-India	Pan-India	16.00	Implementing Agency & Direct	Infosys Foundation / Infosys Limited	CSR00004175
	Total					**26.17**			

[1] Multiple small-scale CSR projects with an outflow of less than ₹ 1 crore, have been clubbed together.

(d) Amount spent in administrative overheads: ₹ 0.44 crore

(e) Amount spent on impact assessment, if applicable: Not applicable

(f) Total amount spent for the financial year (8b+8c+8d+8e): ₹ 344.91 crore

(g) Details of excess amount for set-off are as follows:

in ₹ crore

Sl. no.	Particulars	Amount
(i)	2% of average net profit of the Company as per Section 135(5)	396.70
(ii)	Total amount spent for the financial year	344.91
(iii)	Excess amount spent for the financial year [(ii)-(i)]	NA
(iv)	Surplus arising out of the CSR projects or programs or activities of the previous financial years, if any	Nil
(v)	Amount available for set-off in succeeding financial years [(iii)-(iv)]	Nil

9. (a) Details of unspent CSR amount for the preceding three financial years:

in ₹ crore

Sl. no.	Preceding financial year	Amount transferred to unspent CSR account under Section 135 (6)	Amount spent in the reporting financial year	Amount transferred to any fund specified under Schedule VII as per Section 135(6), if any			Amount remaining to be spent in succeeding financial years
				Name of the fund	Amount	Date of transfer	
1	Fiscal 2021	49.52	27.78	NA	NA	NA	21.74
	Total	**49.52**	**27.78**				**21.74**

(b) Details of CSR amount spent in the financial year for ongoing projects of the preceding financial year(s):

Sl. no.	Project ID	Name of the project	Financial year in which the project was commenced	Project duration[1]	Total amount allocated for the project (in ₹ crore)	Amount spent on the project in the reporting financial year (in ₹ crore)	Cumulative amount spent at the end of reporting financial year (in ₹ crore)	Status of the project – Completed / Ongoing
1	20MECAKAUR0020	Construction of a 325-bed hospital block at the Sri Jayadeva Institute of Cardiovascular Sciences & Research	Fiscal 2020	3 years	89.39	45.99	89.39	Completed
2	20DECAHRRU0166	Construction of the 800-bed Infosys Vishram Sadan at the All India Institute of Medical Sciences	Fiscal 2020	3 years	81.98	26.86	81.98	Completed
3	22RUCAKAUR0053	Bangalore Metro Rail Corporation Limited (BMRCL)	Fiscal 2019	4 years	180.00	23.83	94.84	Ongoing
4	20MECAKAUR0021	Construction of a 100-bed maternity and child care hospital	Fiscal 2020	4 years	45.00	19.90	40.67	Ongoing
5	22DEOPKARU0007	Aiding flood relief efforts	Fiscal 2021	3 years	34.00	15.50	30.32	Ongoing
6	21COOPPIRU5002	Smoke-free kitchen through the distribution of high-efficiency biomass cookstoves	Fiscal 2020	4 years	35.42	17.56	26.05	Ongoing
7	19DECAKAUR0039	Construction of the 600-bed Infosys Asha Nivas dharmashala at the Tata Memorial Center	Fiscal 2019	4 years	62.46	21.44	62.46	Completed
8	21EDCATNRU0215	Construction of a hostel for girls at the campus of the Indian Institute of Information Technology	Fiscal 2021	3 years	16.00	7.63	9.07	Ongoing
9	20DECAKARU0245	Construction of a skill development training center and other facilities at the Indian Red Cross Society	Fiscal 2020	4 years	14.00	5.12	8.07	Ongoing
10	21EDCAKARU0101	Construction of a school building at the Chethana Residential School	Fiscal 2021	3 years	16.00	5.08	9.61	Ongoing

Sl. no.	Project ID	Name of the project	Financial year in which the project was commenced	Project duration[1]	Total amount allocated for the project (in ₹ crore)	Amount spent on the project in the reporting financial year (in ₹ crore)	Cumulative amount spent at the end of reporting financial year (in ₹ crore)	Status of the project – Completed / Ongoing
11	20COOPKARU5001	Smoke-free kitchen through installation of biogas units and promoting organic farming	Fiscal 2020	4 years	42.14	4.22	31.59	Ongoing
12	21ALCAKARU0021	Construction of a Sabha Bhavan to continue and function leading to promotion of Yakshagana	Fiscal 2020	4 years	12.00	4.20	4.85	Ongoing
13	20DECAODUR0265	Construction of Rajya Sainik Sadan for ex-servicemen for their welfare considering the service they have done towards the country	Fiscal 2020	3 years	6.23	4.12	6.23	Completed
14	22MEOPKAUR0062	Construction of new 75,000 sq.ft. out-patient block at the Kidwai Memorial Institute of Oncology	Fiscal 2018	5 years	25.98	2.79	25.98	Completed
15	19DECAKAUR0194	Construction of a world-class visitor and animal-friendly enclosure for gorillas at Sri Chamarajendra Zoological Gardens	Fiscal 2021	2 years	2.45	1.33	2.45	Completed
16	20ALOPKAUR0241	Construction of a new, state-of-the-art museum at the Art and Photography Foundation	Fiscal 2020	3 years	4.10	1.10	4.10	Completed
17	20DECAKAUR0190	Construction of a multipurpose hall to be used for training of vocational skills at Shaktidhama Trust	Fiscal 2020	3 years	2.47	1.08	2.47	Completed
18	20EDOPKAUR0158	Support the Infosys Foundation-PPBA Champions Nurturing Program to spot and train talented youngsters in badminton	Fiscal 2020	4 years	11.30	0.85	1.15	Ongoing
19	22ALOPUPUR0152	Support the up-gradation of Bharat Kala Bhavan (museum), and modernization of 15 galleries at Banaras Hindu University	Fiscal 2017	7 years	3.63	0.13	2.13	Ongoing
20	19EDOPKAUR2019	Support the Infosys Prize program towards contemporary research in the various branches of science instituted by Infosys Science Foundation	Fiscal 2019	4 years	75.50	11.50	75.50	Completed
	Total				**760.05**	**220.23**	**608.91**	

[1] Project duration includes the years prior to when the CSR amendment rules were made effective. Post April 1, 2021 the ongoing projects are of duration as specified under the CSR amendment rules.

10. In case of creation or acquisition of capital asset, furnish the details relating to the asset so created or acquired through CSR spent in the financial year:

Date of creation or acquisition of the capital asset(s)	Amount of CSR spent for creation or acquisition of capital asset – Fiscal 2022 (in ₹ crore)	Details of the entity or public authority or beneficiary under whose name such capital asset is registered, their address etc.	Details of the capital asset(s) created or acquired (including complete address and location of the capital asset)
(a)	(b)	(c)	(d)
Nov 17, 2021	45.99	Sri Jayadeva Institute of Cardiovascular Sciences & Research Address: Jayanagar 9th Block, Bannerghatta, Bengaluru, Karnataka 560 069	Hospital block Address: Jayanagar 9th Block, Bannerghatta, Bengaluru, Karnataka 560 069
Apr 1, 2021 to Mar 31, 2022	42.64	Various beneficiaries Address: Pan-India	Facilitating COVID-19 relief efforts by providing essential medical equipment and infrastructure to various hospitals Address: Pan-India
Oct 21, 2021	26.86	All India Institute of Medical Sciences Address: Ansari Nagar, New Delhi 110 029	Dharmashala (public resthouse) Address: Ansari Nagar, New Delhi 110 029
Oct 7, 2021	21.44	Tata Memorial Center Address: Dr. Ernest Borges Marg, Parel, Mumbai Maharashtra 400 102	Dharmashala (public resthouse) Address: Dr. Ernest Borges Marg, Parel, Mumbai Maharashtra 400 102
Mar 18, 2022	11.50	Infosys Science Foundation Address: South End Circle, Jayanagar, Bengaluru, Karnataka 560 004	Academic and research block Address: South End Circle, Jayanagar, Bengaluru, Karnataka 560 004
Dec 30, 2021	4.12	Rajya Sainik Board Address: Nageshwar Tangi, Lewis Road, Bhubaneswar, Khurdh, Odisha 751 002	Sainik Welfare Block Address: Nageshwar Tangi, Lewis Road, Bhubaneswar, Khurdh, Odisha 751 002
Apr 1, 2021 to Mar 31, 2022	2.88	Various beneficiaries Address: Uttara Kannada; Dakshina Kannada; Udupi; Shimoga	Biogas units for smoke-free kitchens Address: Uttara Kannada; Dakshina Kannada; Udupi; Shimoga
Aug 23, 2021	2.79	Kidwai Memorial Institute of Oncology Address: Dr M H, Marigowda Rd, Hombegowda Nagar, Bengaluru, Karnataka 560 029	OPD block Address: Dr M H, Marigowda Rd, Hombegowda Nagar, Bengaluru, Karnataka 560 029
Nov 18, 2021	1.33	Sri Chamarajendra Zoological Gardens Address: Zoo Main Road, Indira Nagar, Ittige Gudu, Mysuru, Karnataka 570 010	Animal enclosure Address: Zoo Main Road, Indira Nagar, Ittige Gudu, Mysuru, Karnataka 570 010
Mar 31, 2022	1.08	Shakthidhama Women rehabilitation center Address: No, 18/1B, Opposite JSS College, Ooty Nanjangud Road, Mysuru, Karnataka 570 025	Multipurpose hall Address: No, 18/1B, Opposite JSS College, Ooty Nanjangud Road, Mysuru, Karnataka 570 025
Oct 27, 2021	1.30	Kurnadu Gram Panchayat Address: Kurnadu Gram Panchayat, Bantwal Taluk, Dakshina Kannada District	Road construction – Mudipu Address: Kurnadu Gram Panchayat, Bantwal Taluk, Dakshina Kannada District

Notes: Details of CSR Projects less than 1 crore will be made available on the website, at https://www.infosys.com/investors/reports-filings/documents/csr-capital-assets2021-22.pdf

Includes projects which have been completed in fiscal 2022

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 ("the Rules"), the Company was required to transfer its CSR capital assets created prior to January 2021. Towards this, the Company had incorporated a controlled subsidiary, 'Infosys Green Forum' under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022, the Company has completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable.

11. Specify the reason(s), if the Company has failed to spend two percent of the average net profit as per Section 135(5): During fiscal 2022, the Company has spent ₹ 344.91 crore on various projects. The unspent balance of ₹ 51.79 crore is towards various ongoing projects mainly related to COVID-19 relief efforts and will be transferred to the unspent CSR account and spent in accordance with the CSR Amendment Rules.

Additional information – Global CSR activities

Over and above the requirements of the Companies Act, 2013, Infosys has expanded its CSR footprint globally. The details of the activities of Infosys Foundation USA in fiscal 2022 are provided in the Corporate governance report. The expenditure made towards CSR in Australia, Europe and through Infosys Foundation USA is as follows:

in US$

Focus area	Amount
Advocacy and awareness	486,705
Classroom aids and technology	100,974
Research and curriculum	974,085
Student education and services	491,577
Teacher training	948,475
Flood relief	37,329
Operating expenses	151,086
Total	**3,190,231**

Sd/-

Kiran Mazumdar-Shaw
Chairperson, CSR Committee

Sd/-

Salil Parekh
Chief Executive Officer and Managing Director

Bengaluru
April 13, 2022

Annexure 7 – Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

[Particulars pursuant to the Companies (Accounts) Rules, 2014]

Our focused approach on energy efficiency, renewable energy and carbon offset projects over the years culminated in Infosys achieving carbon neutrality for three years in a row since fiscal 2020, across all emissions, as per PAS 2060:2014 standards. We continue to remain carbon-neutral for fiscal 2022. Our detailed, independently assured ESG Report will be available at https://www.infosys.com/sustainability/documents/infosys-esg-report-2021-22.pdf.

Resource conservation initiatives

Judicious use of resources (mainly energy and water) is necessary to avoid environmental and socio-economic problems. Resource conservation is important to ensure a healthy environment and equitable distribution in society. At Infosys, what started as a simple energy-metering exercise in 2008 to identify wastage and opportunities for savings resulted in one of the largest enterprise-level resource conservation initiatives. Super-efficient new buildings, deep retrofits in existing buildings, smart automation, water management initiatives and waste management projects have contributed to reducing our environmental impact significantly. We have been able to grow our business in a sustainable manner, following the principle of circularity and efficient use of resources.

Investments in renewable energy have helped in reducing our emissions, and high-impact carbon offset projects have enabled us to offset our un-avoidable emissions.

Energy: Our new buildings continue to push the boundaries of innovation and efficiency, setting an example for the industry. Our enterprise-level energy-efficiency retrofit program transforms existing buildings into efficient ones. Smart automation has enabled remote monitoring, control and optimization of building operations across over 33.81 million sq. ft. of space. This has helped us manage our operations efficiently and uninterrupted in the current situation caused by the pandemic, ensuring the health and safety of employees as well as operations personnel.

Initiatives: Retrofits of existing data center UPS with modular types in data center to reduce PUE, constant monitoring, analysis of the work station UPS were undertaken during the year. We were able to optimize HVAC operation through consolidation of buildings.

Energy-efficiency retrofits have helped us reduce our connected load over the years by over 34.82 MW. Retrofit projects were taken up for the following reasons: resource conservation, end-of-life of equipment, indoor environment quality improvement, and technology upgrade.

The capital investment in energy conservation projects was about ₹4 crore in fiscal 2022.

Renewable energy: We have a total capacity of 60 MW of solar PV, including rooftop and ground-mounted systems. We continue to pursue green power purchase from third-party power producers and continue working with governments to enable favorable policies for scaling up green power by corporates in India.

Green buildings: In fiscal 2022, our new buildings in Bengaluru, Mysuru and Thiruvananthapuram in India and Indianapolis in the US were awarded the LEED Platinum certification from the US Green Building Council. We also received the IGBC (Indian Green Building Council) Platinum certification for our buildings in Chennai and Bhubaneswar. With this, we now have 45 projects at Infosys with the highest level of green building certification, spanning a total area of 28.61 million sq.ft. An additional 2.1 million sq.ft. of our projects is currently undergoing green building certification.

Healthy and efficient workspace: A retrofit program to enhance the availability of fresh air in the air conditioning systems in office buildings was implemented across Infosys, to improve air quality and provide healthy workspaces for employees. This would also reduce the spread of infections in general. The reference for this program was the World Health Organization roadmap to improve and ensure good ventilation, in the context of COVID-19. During this retrofit, automation was also taken up to monitor key parameters on air quality in offices, and to make sure the buildings' systems like air conditioning and lighting were perfectly synchronized with the requirement, thereby saving significant energy. Over 15 million sq.ft. of office buildings have been retrofitted under this program.

Water management: We follow the 3 Rs strategy – Reduce, Recycle and Reuse – for effective water management. Demand-side measures and awareness creation, smart metering to track real-time water usage and advanced technology sewage treatment plants, have reduced our water consumption significantly. The highlight of our efforts has been harvesting and reuse of rainwater through lakes, recharge wells and rooftop rainwater collection, which reduces dependency on external sources and has a positive impact on the water table.

Waste management: We continue to pursue our goal of minimizing waste going to landfills. We work with vendors who further segregate the mixed waste generated on our campuses and help divert the waste from landfills. Organic waste, such as food waste and garden waste, is treated within our campuses. For all other waste, proper segregation at source has ensured effective recycling and disposal of different types of waste generated, in adherence to applicable legislation.

Carbon offsets: Infosys continues to identify and work on issues in rural India that also offer the potential for emission reductions. Given the nature of our operations, despite our best efforts in reducing / avoiding emissions within our boundaries, a sizeable emissions basket remains. These include emissions from business travel, employee commute, work from home, transmission and distribution loss etc. While Infosys continues to have a choice to offset through carbon credits that are offered in the market,

we have made the choice to get involved in every action aimed to reduce and / or avoid emissions. This year, we added two new cookstove projects in Rajasthan and Maharashtra and one integrated project in Meghalaya. With these, we have a total of seven fully-commissioned carbon offset projects and five projects are under various implementation stages totaling to 12 carbon offset projects as of fiscal 2022. These include seven cookstove projects, three biogas projects, one rural electrification project and one integrated project (household solar electrification, cookstove, public health center and solar street lighting) across six states in India.

Upon completion, these projects will benefit over 2,30,000 families. As of fiscal 2022, we have extended our project coverage to over 1,84,000 families, while also creating over 2,800 jobs.

Health, safety and environment

One of the hallmarks of our efforts to provide a safe and healthy workplace has been the establishment of a robust Health, Safety and Environmental Management System (HSEMS), christened Ozone. The driving force behind this has been the various requirements from multiple stakeholders, including clients, internal customers, vendor partners, law enforcement / regulatory bodies, and the communities in which we operate. Systems have been established in accordance with internationally-recognized standards / specifications, and Infosys is certified a ISO14001:2015 and ISO 45001:2018 in our India locations. Protecting the environment, providing the right workplace ambience, and safeguarding health and safety of personnel, including employees, contract workers and visitors, are strategic priorities for us. The HSEMS includes well-defined policies and procedures and also strives to keep interested parties well-informed, trained and committed to our HSE process.

Technology absorption

Live Enterprise@Infosys: An enterprise that senses, feels and responds in real-time – this was the theme of our transformation journey of the last three years. It had to be a mobile-first approach so that employees were connected to the organization wherever they were in the world and could access the organization's assets to learn and contribute. The response has been phenomenal – the InfyMe mobile app, with 250+ features, has been downloaded by more than 2,78,000 users, and more than 44,000 users have rated it 4.7/5 on Google Play Store. With process bursting, we have seen many of our key processes become faster and more responsive and the Live Enterprise platform has itself been built on the latest open source stack. After the internal success, we are also seeing interest for the platform among our clients as seven clients have already been onboarded and many more are in discussions.

To enable this, our core backend infrastructure was transformed to host modern applications, using the scalability of cloud, security of on-premise in rastructure in a hybrid cloud deployment using open source technologies with highly scalable container orchestration solutions like Kubernetes for microservices. Telemetry infrastructure using the ELK stack provided enhanced real-time visibility and enabled proactive error detection and correction.

Enterprise storage modernization: As part of new technology adoption, we have successfully modernized our enterprise storage platform. The entire migration was completed with zero downtime. This platform adopted the latest storage disk technology, which drives enhanced performance up to 10X, compression and deduplication advantages along with data availability guarantee. This initiative delivered power savings of 46% for this landscape.

Infrastructure as code: Infrastructure as code is a transformational initiative towards enabling continuous deployment, continuous integration, and touchless management of the life cycle of infrastructure components. This methodology overcomes the traditional challenges such as growing scale of infrastructure, elastic demand, speed and consistency of deployment and the interdependency between teams. This initiative delivered 1,200+ playbooks for automating platform-related processes across hybrid cloud.

Cloud-native application platform: As part of modernizing applications, some applications need to be exposed to different user bases with varied authentication mechanisms. The cloud-native application platform gives the capabilities in a ready-to-use architecture. This enables quick onboarding of applications with industry-standard security along with greater scalability and availability using the power of cloud.

Modern, hybrid, and secure workplace: Bringing together technologies like borderless ODCs, virtual collaboration tools, and self-serve applications, our hybrid workplace ecosystem empowers employees with much-needed flexibility to work from anywhere. A resilient IT management system minimizes threats and prevents attacks, through a continuous cycle of vulnerability assessment and remediation, to safeguard our data and brand reputation.

OneStop platform: We have introduced OneStop unified provisioning platform for endpoint, cloud, software, and tools. The PolyCloud digital backplane provides an abstraction of managed private cloud and public cloud services, empowering full stack developers. The 'go any cloud' platform empowers digital natives to consume Kubernetes containers, WebDevStacks, database, and platforms, as services through self-service models, powering business-led innovations and Live Enterprise Platform Suites.

The OneStop platform lets project managers request IT hardware and software in advance, enabling new hires to be productive on Day One. The IT Genie intuitive app in the laptop helps users self-configure basic applications, reducing interactions with the IT Support team.

Energy-efficient IT infrastructure

We have adopted a multi-pronged strategy to make our IT infrastructure energy-efficient and green. Some of the measures implemented are:

Public cloud adoption: Currently, more than 65% of the internal computer workload has been migrated to public cloud.

More than three lakh employees have been enabled for cloud-based collaboration platform for messaging, presence, video, and other requirements.

Datacenter modernization: A strategic initiative launched by InfosysIT to modernize the datacenter IT landscape to make it future-ready, continues to yield high rewards. Density-optimized hyperscale platforms have been deployed to deliver high-density server virtualization and consolidation across the enterprise. The hyperscale platforms are open-driven infrastructure innovations, which provide cloud-scale agility and enables efficient resource pooling and utilization. This initiative has delivered 75% power savings on green energy efficiency aspects and drastically reduced the total cost of ownership for the organization.

InfosysIT has made focussed investment on Datacenter Infrastructure Management (DCIM) tools to get accurate visibility across the entire Datacenter IT and Facility stack, which is the foundation to be able to do everything else.

DCIM provides environmental (temperature, humidity, air flow), power (at the device, rack, zone and datacenter level) and cooling data. This information can be used to alert the management when thresholds are exceeded, reducing repair time and increasing availability. In addition, datacenter standards are revised with a focus on delivering industry leading PUE and will be integrated with DCIM through Smart PDUs for providing a unified view of IT and facility subsystems.

Enterprise storage: We continue to provide around 1.8PB storage capacity for employees, revenue projects and internal requirements on All Flash storage with Fabric Pool and Storage Grid technology. Data is marked hot and cold based on policy, cold data is automatically moved onto cheaper larger capacity storage, thereby achieving tiering of data and savings in terms of Data Center footprint, power consumption and cooling. This resulted in CO_2 reduction of 681.88 metric ton per year and power saving of 14,32,811 kWh per year.

Cloud-native development environment: The open source-based cloud-native development platform is built on Hyper Converged Infrastructure (HCI) and compute which has helped in data center footprint reduction by 80% along with the reduction in power and cooling consumption by 30%.

Awards and recognition – Information systems

Award	Theme	Award sponsor (Company)
TechCircle Business Transformation	Excellence in digital execution – Workforce transformation	MINT | Tech Circle
CIO 100 by IDG Award	Using IT in innovative ways to deliver business value	IDG / Foundry
CIO 100 Global	Digital business growth through technology innovation	IDG / Foundry
CII DX Awards	Implementing IT solutions, policy and technologies in innovative and sustainable way	CII
Innovative CIO	Innovative IT project	CIO Axis – BitStream Media-works Pvt. Ltd

Research and development (R&D) expenditure – standalone


in ₹ crore
Revenue expenditure
529
508
Capital expenditure
12
4
Total
541
512
R&D expenditure / revenue (%)
0.5
0.6
2022
2021

Future plan of action

We will continue to collaborate with leading national and international universities, product vendors and technology startup companies. We are creating an ecosystem to co-create business solutions on client-specific business themes.

Foreign exchange earnings and outgo

We have established a substantial direct marketing network around the world, including North America, Europe and Asia-Pacific. These offices are staffed with sales and marketing specialists who sell our services to large international clients.

Activity in foreign currency – standalone


in ₹ crore
Earnings
1,01,854
84,252
Expenditure
57,224
46,433
Net foreign exchange earnings (NFE)
44,630
37,819
NFE / earnings (%)
43.8
44.9
2022
2021

for and on behalf of the Board of Directors

Sd/-

Nandan M. Nilekani
Chairman

Sd/-

Salil Parekh
Chief Executive Officer and Managing Director

Bengaluru
April 13, 2022

Annexure 8 – Corporate policies

We seek to promote and follow the highest level of ethical standards in all our business transactions guided by our value system. The SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, mandates the formulation of certain policies for all listed companies. The corporate governance policies are available on the Company's website, at https://www.infosys.com/investors/corporate-governance/Pages/policies.aspx. The policies are reviewed periodically by the Board and updated as needed. During the year and at its meeting held on April 13, 2022, the Board revised and adopted some of the policies.

Key policies that have been adopted are as follows:

Name of the policy	Brief description	Web link
Whistleblower Policy (Policy on vigil mechanism)	The Company has adopted a whistleblower mechanism to report concerns about unethical behavior, actual or suspected fraud, or violation of the Company's Code of Conduct and Ethics. The policy was revised and adopted effective January 12, 2022.	https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf
Code of Conduct and Ethics	The Company has adopted the Code of Conduct and Ethics which forms the foundation of its ethics and compliance program. The policy was revised and adopted effective October 13, 2021.	https://www.infosys.com/investors/corporate-governance/Documents/CodeofConduct.pdf
Capital Allocation Policy	The Policy applies to the distribution of free cash flow as dividend or buyback over the next five-year period ending in fiscal 2024. The policy was revised and adopted effective July 12, 2019.	https://www.infosys.com/investors/corporate-governance/documents/capital-allocation-policy.pdf
Dividend Distribution Policy	The Company has adopted the Dividend Distribution Policy to determine the distribution of dividends in accordance with the provisions of applicable laws. The policy was revised and adopted effective April 20, 2020.	https://www.infosys.com/investors/corporate-governance/Documents/dividend-distribution.pdf
Infosys Code on Fair Disclosures and Investor Relations	The policy is aimed at providing clear guidelines and procedures for disclosing material information outside the Company in order to provide accurate and timely communications to our shareholders and the financial markets. The policy was revised and adopted effective April 13, 2022.	https://www.infosys.com/investors/corporate-governance/documents/code-fair-disclosures-investor-relations.pdf
Policy for Determining Materiality for Disclosures	This policy applies to disclosures of material events affecting Infosys and its subsidiaries. This policy is in addition to the above-mentioned Infosys Code on Fair Disclosures and Investor Relations. The policy was revised and adopted effective April 13, 2022.	https://www.infosys.com/investors/corporate-governance/Documents/policy-determining-materiality-disclosures.pdf
Recoupment Policy	The policy deals with the provisions if the Company restates its financial statements. It allows the Company to recover any incentive-based compensation received by an executive officer that is in excess of what would have been payable based on the restated and corrected financial statements. The policy was adopted effective January 14, 2016.	https://www.infosys.com/investors/corporate-governance/Documents/recoupment-policy.pdf
Nomination and Remuneration Policy	This policy formulates the criteria for determining qualifications, competencies, positive attributes and independence for the appointment of a director (executive / non-executive) and also the criteria for determining the remuneration of the directors, KMP, senior management and other employees. The policy was revised and adopted effective April 13, 2022.	https://www.infosys.com/investors/corporate-governance/Documents/nomination-remuneration-policy.pdf

Name of the policy	Brief description	Web link
Corporate Social Responsibility Policy	The policy outlines the Company's strategy to bring about a positive impact on society through programs relating to hunger, poverty, education, healthcare, environment, and lowering of the Company's resource footprint. The policy was revised and adopted effective January 14, 2021.	https://www.infosys.com/investors/corporate-governance/Documents/corporate-social-responsibility-policy.pdf
Policy on Material Subsidiaries	The policy is used to determine the material subsidiaries and material unlisted Indian subsidiaries of the Company and to provide the governance framework for them. The policy was revised and adopted effective April 12, 2019.	https://www.infosys.com/investors/corporate-governance/Documents/material-subsidiaries-policy.pdf
Related Party Transactions Policy	The policy regulates all transactions between the Company and its related parties. The policy was revised and adopted effective April 13, 2022.	https://www.infosys.com/investors/corporate-governance/Documents/related-party-transaction-policy.pdf
Document Retention and Archival Policy	The policy deals with the retention and archival of corporate records of Infosys Limited and all its subsidiaries. The policy was revised and adopted effective April 13, 2022.	https://www.infosys.com/investors/corporate-governance/Documents/document-retention-archival-policy.pdf
Board Diversity Policy	The policy sets out the approach to diversity on the Board of the Company. The policy was revised and adopted effective April 13, 2022.	https://www.infosys.com/investors/corporate-governance/documents/board-diversity-policy.pdf
Enterprise Risk Management Policy-	This Policy is to institutionalize a formal risk management function and framework in the company. This policy is drafted in accordance with the guidelines provided under the Charter of the Risk Management Committee of the Board of Directors, and pursuant to Regulation 21 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended. The policy was revised and adopted effective April 13, 2022	https://www.infosys.com/investors/corporate-governance/documents/enterprise-risk-management-policy.pdf

Management's discussion and analysis

Overview

Infosys is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients in 54 countries to create and execute strategies for their digital transformation.

Our vision is to build a globally-respected organization delivering the best-of-breed business solutions, leveraging technology, delivered by the best-in-class people. We are guided by our value system which motivates our attitudes and actions. Our core values are Client Value, Leadership by Example, Integrity and Transparency, Fairness, and Excellence (C-LIFE).

Our strategic objective is to build a sustainable organization that remains relevant to the agenda of our clients, while creating growth opportunities for our employees, generating profitable growth for our investors and contributing to the communities that we operate in. There are numerous risks and challenges affecting our business. These are discussed in the 'Risk factors' section in this Annual Report.



I. Industry structure and developments

Software and computing technology are transforming businesses in every industry around the world in a profound and fundamental way. During fiscal 2022, we witnessed an acceleration in the adoption of digital technologies as businesses attempted to reimagine their cost structures, increase business resilience and agility, personalize experiences for their customers and employees, and launch new and disruptive products and services.

For more information, refer to the *Operating context* section of the Integrated Report.

II. Opportunities and threats

Our strategy

Our clients and prospective clients are faced with transformative business opportunities due to advances in software and computing technology. These organizations are dealing with the challenge of having to reinvent their core offerings, processes and systems rapidly and position themselves as 'digitally enabled'. The journey to the digital future requires not just an understanding of new technologies and new ways of working, but a deep appreciation of existing technology landscapes, business processes and practices. Our strategy is to be a navigator for our clients as they ideate, plan and execute their journey to a digital future.

In 2018, we embraced a four-pronged strategy to strengthen our relevance with clients and drive accelerated value creation:

- Scale agile digital
- Energize the core
- Reskill our people
- Expand localization

For more information, refer to the *Strategy* section of the Integrated report.

COVID-19

At Infosys, as we continue in our endeavor to fight waves of the COVID-19 pandemic, our priority remains the safety and well-being of our employees, and business continuity for our clients. Business continuity programs were tested and practiced, and the processes were proven to be resilient. We received the ISO 22301 Business Continuity Management System certification for being a company with resilient processes.

For details of our COVID-19 initiatives, refer to the Board's report in this Integrated Annual Report.

Our strengths

We believe that we are well-positioned for the principal competitive factors in our business. With almost four decades of experience in managing the systems and workings of global enterprises, we believe we are uniquely positioned to help them steer through their digital transformation with our Digital Navigation Framework.

We offer end-to-end service offering capabilities in consulting, software application development, integration, maintenance, validation, enterprise system implementation, product engineering, infrastructure management and business process management.

We have built industry-specific domain and technology expertise, and capabilities in methodologies such as Design Thinking and agile software development. These give us the ability to articulate and demonstrate long-term value to our clients around the world, with whom we have deep, enduring and expansive relationships.

We have invested in building proprietary intellectual property in software platforms and products, such as Infosys Cobalt™, Finacle®, McCamish, Panaya, Meridian, Helix, Infosys Equinox, Wingspan, the Edge suite of products, Stater, Infosys Applied AI, CyberNext, Infosys Cortex and Infosys Live Enterprise Application Suite, which either amplify our own services or provide differentiated solutions for our clients' business processes.

We have continued to invest in Infosys Cobalt™ – a set of services, solutions and platforms for enterprises to accelerate their cloud journey. It offers 35,000 cloud assets and over 300 industry cloud solution blueprints.

We launched Infosys Equinox, our flagship digital commerce platform, a set of core microservices encompassing all digital commerce scenarios. This enables enterprises to rapidly build and deploy features across all touchpoints and channels, without the friction and challenges associated with existing legacy platforms.

We have perfected sophisticated service delivery and quality control processes, standards and frameworks, which have resulted in a track record of performance excellence and client satisfaction. Our Global Delivery Model effectively integrates global and local execution capabilities to deliver high-quality, seamless, scalable and cost-effective services for large-scale outsourcing of technology projects fueled by automation, intelligence and collaboration technologies.

We have nurtured premier ecosystem alliances with enterprise software companies, cloud providers and innovative startup companies to be able to offer holistic solutions to our clients.

We have the ability to attract and retain high-quality management and technology professionals, and sales personnel globally and at scale.

Our internal research and development teams identify, develop and deploy new offerings leveraging next-generation technologies. We have invested extensively in infrastructure and systems to enable learning and education across the enterprise at scale. These give us the ability to keep pace with ever-changing technology and how they apply to customer requirements.

We have a strong and well-recognized brand.

We have the financial strength to be able to invest in personnel and infrastructure to support the evolving demands of customers.

We maintain high ethical and corporate governance standards to ensure honest and professional business practices and protect the reputation of the Company and its customers.

Our competition

We experience intense competition in traditional services and see a rapidly-changing marketplace with new competitors in niche technology areas who are focused on agility, flexibility and innovation.

We typically compete with other large, global technology service providers in response to requests for proposals. Clients often cite our industry expertise, comprehensive end to-end service capability and solutions, ability to scale, digital capabilities, established platforms, superior quality and process execution, distributed agile global delivery model, experienced management team, talented professionals and track record as reasons for awarding us contracts.

We potentially see emerging competition to our services from niche software-as-a-service companies, cloud platform companies and, insourcing of technology services by the technology departments of our clients.

III. Financial condition

The Company has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of its financial statements, including the recoverability of carrying amounts of financial and non-financial assets. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of its financial statements.

Refer to the Standalone and Consolidated financial statements in this Integrated Annual Report for detailed schedules and notes.

1. Equity share capital

We have one class of shares – equity shares of par value ₹5 each. During the year, the movement in share capital was primarily on account of buyback of 5,58,07,337 shares resulting in a cash outflow of ₹9,200 crore.

2. Other equity comprises mainly reserves and surplus and other comprehensive income

The movement in retained earnings was on account of profit earned during the year, payment of dividends and buyback of equity. Changes in securities premium are mainly due to a decrease on account of the buyback of equity shares and an increase on account of the exercise of stock options. On a standalone level, other reserves include profit on transfer of business between entities under common control. The Group has made an irrevocable election to present the subsequent changes in fair value of certain instruments in other comprehensive income.

3. Property, plant and equipment

Additions to gross block were on buildings, plant and machinery, land acquired primarily in Bengaluru, Hiriyur and Hyderabad in the current year and primarily in Bengaluru, Tumakuru and Hyderabad in the previous year.

4. Goodwill and other intangible assets

There was no addition to goodwill and other intangible assets in the current year.

5. Financial assets

A. Investments

On a standalone level, during the year, we invested additionally in our subsidiaries for operations and expansions.

Refer to *Annexure 1* to the *Board's report* for the statement pursuant to Section 129(3) of the Companies Act, 2013, for the summary of the financial performance of our subsidiaries. The audited financial statements and related information of subsidiaries will be available on our website, at www.infosys.com.

We invest in the startup ecosystem to gain access to innovation that, when combined with our services and solutions, can benefit our clients. These investments are typically minority equity positions in startup companies and / or venture capital funds.

Our investments comprise mutual funds, fixed maturity plan securities, tax-free bonds, non-convertible debentures, certificates of deposit, commercial paper and government securities. Certificates of deposit represent marketable securities of banks and eligible financial institutions for a specified time period and with a high credit rating by domestic credit rating agencies. Investments made in non-convertible debentures represent debt instruments issued by government-aided institutions and financial institutions with high credit rating. The majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, capital adequacy ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per our risk management program.

B. Trade receivables

Days Sales Outstanding has reduced to 67 days in the current year from 71 days in the previous year due to the Management's strong focus on ensuring timely collection from clients.

C. Cash and cash equivalents

Our cash and cash equivalents comprise deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit-rating agencies which can be withdrawn at any point of time without prior notice or penalty on principal. Ratings are monitored periodically and the Company has considered the latest credit rating information to the extent available as at the date of approval of these financial statements.

D. Loans

We provide personal loans and salary advances to employees and loans to subsidiaries as per business requirement on a need base.

E. Other financial assets

Restricted deposits represent amounts deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business. Unbilled revenues are classified as financial assets as right to consideration is unconditional and is due only after passage of time. Foreign currency forward and options contracts are entered into to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

6. Other assets

Unbilled revenues are classified as non-financial asset where the right to consideration is dependent on completion of contractual milestones. Withholding taxes and others represent local taxes payable in various countries in which we operate. Deferred contract cost mainly comprises the cost of obtaining a contract and the cost of fulfilling a contract recorded in accordance with Ind AS 115, *Revenue from Contracts with Customers*. We provide for gratuity, a defined benefit retirement plan ("Gratuity Plan"), covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation, or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

7. Deferred tax assets / liabilities

Net deferred tax asset comprising deferred tax assets less deferred tax liabilities has decreased primarily on account of temporary difference on Special Economic Zone Reinvestment Reserve, property, plant and equipment and on branch profit tax partially offset by deferred tax asset on credits related to branch profits and intangible assets.

8. Income tax assets / liabilities

Our net profit earned from providing software development and other services outside India is subject to tax in the country where we perform the work. Most of our taxes paid in countries other than India can be claimed as credit against our tax liabilities in India.

9. Financial liabilities

Liabilities for accrued compensation to employees include the provision for bonus, accrued salaries, incentives and retention bonus payable to the staff. Financial liability under option arrangements represents redemption liability towards Stater and HIPUS acquisitions to purchase / sell the corresponding minority stake. Accrued expenses represent amounts accrued for other operational expenses. Retention monies represent monies withheld on contractor payments, pending final acceptance of their work. Compensated absences are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation. Other financial liability includes financing arrangements entered into by the Company with a third party towards deferred contract cost assets.

10. Other liabilities

Withholding and other taxes payable represent local taxes payable in various countries in which we operate. Invoicing in excess of revenues are classified as unearned revenues. We provide for provident fund to eligible employees of Infosys, which is a defined benefit plan as the Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate. The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with local laws. These plans are managed by third-party fund managers.

11. Provisions

Provision for post-sales client support is towards likely cost for providing client support to fixed-price and fixed-timeframe contracts.

12. Leases

Additions mainly comprise lease of computers and building taken on lease in certain locations outside India.

IV. Results of our operations

The function-wise classification of the Standalone Statement of Profit and Loss is as follows:

in ₹ crore

Particulars	Year ended March 31,			
	2022	%	2021	%
Revenue from operations	1,03,940	100.0	85,912	100.0
Cost of sales	69,629	67.0	55,541	64.6
Gross profit	34,311	33.0	30,371	35.4
Operating expenses				
Selling and marketing expenses	4,125	4.0	3,676	4.3
General and administration expenses	4,787	4.6	4,559	5.3
Total operating expenses	8,912	8.6	8,235	9.6
Operating profit	25,399	24.4	22,136	25.8
Finance cost	128	0.1	126	0.1
Other income, net	3,224	3.1	2,467	2.8
Profit before tax	28,495	27.4	24,477	28.5
Tax expense	7,260	7.0	6,429	7.5
Profit for the year	21,235	20.4	18,048	21.0

The function-wise classification of the Consolidated Statement of Profit and Loss is as follows:

in ₹ crore

Particulars	Year ended March 31,			
	2022	%	2021	%
Revenue from operations	1,21,641	100.0	1,00,472	100.0
Cost of sales	81,998	67.4	65,413	65.1
Gross profit	39,643	32.6	35,059	34.9
Operating expenses				
Selling and marketing expenses	5,156	4.2	4,627	4.6
General and administration expenses	6,472	5.4	5,810	5.8
Total operating expenses	11,628	9.6	10,437	10.4
Operating profit	28,015	23.0	24,622	24.5
Finance cost	220	0.2	195	0.2
Other income, net	2,295	2.0	2,201	2.2
Profit before tax	30,110	24.8	26,628	26.5
Tax expense	7,964	6.6	7,205	7.1
Profit after tax	22,146	18.2	19,423	19.4
Non-controlling interests	36	0.0	72	0.1
Profit attributable to the owners of the Company	22,110	18.2	19,351	19.3

1. Revenue

The growth in our revenues in fiscal 2022 from fiscal 2021 is as follows:

in ₹ crore

Particulars	Standalone			Consolidated		
	2022	2021	% change	2022	2021	% change
Revenue	1,03,940	85,912	21.0	1,21,641	1,00,472	21.1

The increase in revenues was primarily attributable to an increase in digital revenues, deal wins including large deals and volume increases across most of the segments.

The revenues from digital and core services for fiscals 2022 and 2021 are as follows:

in ₹ crore

Particulars	Consolidated		
	2022	2021	% change
Digital revenue	69,404	48,687	42.6
Core revenue	52,237	51,785	0.9

Revenue growth in reported terms includes impact of currency fluctuations. We, therefore, additionally report the revenue growth in constant currency terms, which represents the real growth in revenue excluding the impact of currency fluctuations. We calculate constant currency growth by comparing current period revenues in respective local currencies converted to INR using prior-period exchange rates and comparing the same to our prior-period reported revenues. Our revenues in reported currency terms for fiscal 2022 is US$ 16,311 million, a growth of 20.3%. Our revenues for fiscal 2022 in constant currency grew by 19.7%.

We added 451 new customers (gross) during fiscal 2022 as compared to 475 new customers (gross) during fiscal 2021.

On a consolidated basis, for the years ended March 31, 2022 and March 31, 2021, approximately 97.1% were export revenues whereas 2.9% were domestic revenues.

Refer to the 'Segmental profitability' section in this report for more details on the analysis of segment revenues.

2. Expenditure

Cost of sales

The cost of efforts, comprising employee cost and cost of technical sub-contractors, has increased as a percentage of revenue from 58.3% in fiscal 2021 to 60.7% in fiscal 2022 on a standalone basis and from 56.3% in fiscal 2021 to 57.6% in fiscal 2022 on a consolidated basis. The cost of efforts has increased mainly on account of compensation increase and increase in sub-contractors cost offset by improvement in offshore mix.

Third-party items bought for service delivery to clients include software and hardware items.

Selling and marketing expenses

The selling and marketing expenses on standalone and consolidated basis have reduced as a percentage of revenue during fiscal 2022 to 4.0% from 4.3% in fiscal 2021, and 4.2% during fiscal 2022 from 4.6% in fiscal 2021, mainly on account of a decrease in employee benefit costs offset by increase in branding and marketing expenses and professional charges.

General and administration expenses

The general and administration expenses on standalone and consolidated basis have reduced as a percentage of revenue during fiscal 2022 to 4.6% from 5.3% in fiscal 2021, and 5.3% during fiscal 2022 from 5.8% in fiscal 2021, respectively, mainly on account of a decrease in employee benefit costs, communication costs, repairs and maintenance partially offset by increase in consulting and professional expenses.

3. Other income and finance cost

Other income primarily includes income from investments gain / loss on investments, foreign exchange gain / loss on forward and options contracts and foreign exchange gain / loss on translation of other assets and liabilities. In the current year, the Company received ₹ 1,218 crore of dividend from its subsidiary, which is reflected in the *Standalone financial statements*.

Interest income in fiscal 2022 has declined as compared to fiscal 2021 primarily due to a decrease in yield on investments and decrease in investable base. We use foreign exchange forward and options contracts to hedge our exposure against movements in foreign exchange rates. Finance cost is on account of leases. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases.

4. Provision for tax

We have provided for our tax liability both in India and overseas. The applicable Indian corporate statutory tax rate for both the years ended March 31, 2022, and March 31, 2021 is 34.94%.

Particulars	Standalone		Consolidated	
	2022	2021	2022	2021
Income tax expense (in ₹ crore)	7,260	6,429	7,964	7,205
Effective tax rate (in %)	25.5	26.3	26.4	27.1

Effective tax rate is generally influenced by various factors, including differential tax rates, non-deductible expenses, exempt non-operating income, overseas taxes, benefits from SEZ units, tax reversals and provisions pertaining to prior periods primarily on account of adjudication of certain disputed matters in favor of the Company and upon filing of tax return across various jurisdictions and other tax deductions.

5. Segmental profitability

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance performance of their business. Business segments of the Company are primarily enterprises in Financial Services and Insurance; enterprises in Manufacturing; enterprises in Retail, Consumer Packaged Goods and Logistics; enterprises in the Energy, Utilities, Resources and Services; enterprises in Communication, Telecom OEM and Media; enterprises in Hi-Tech; enterprises in Life Sciences and Healthcare; and all other segments. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in public services. This is discussed in detail in Note 2.26 to the *Consolidated financial statements* in this Integrated Annual Report.

Business segments – Consolidated

in ₹ crore

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences	All other segments	Total
Segmental revenues									
2022	38,902	17,734	15,182	14,484	13,336	10,036	8,517	3,450	1,21,641
2021	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	1,00,472
Growth %	19.4	20.3	20.2	15.5	41.2	17.2	24.0	11.3	21.1
Segmental operating income									
2022	10,314	6,130	3,372	4,225	2,408	2,495	2,308	167	31,491
2021	8,946	5,117	2,795	3,552	2,563	2,454	2,156	306	27,889
Growth %	15.3	19.8	20.6	18.9	(6.0)	1.7	10.4	(45.4)	12.9
Segmental operating margin (%)									
2022	26.5	34.6	22.2	29.2	18.1	24.9	27.9	4.8	25.9
2021	27.5	34.7	22.1	28.3	27.1	28.7	31.4	9.9	27.8

The following graph sets forth our revenue by geography:


75,058 (61.7%)
12,869 (10.6%)
3,585 (2.9%)
30,129 (24.8%)
2022
1,21,641
61,640 (61.3%)
11,630 (11.6%)
2,899 (2.9%)
24,303 (24.2%)
2021
1,00,472
Growth in %
North America - 21.8%
Europe - 24.0%
India - 23.7%
Rest of the World - 10.7%
Total growth
21.1%

Overall segment profitability has decreased primarily on account of increase in employee compensation, higher cost of technical sub-contractors and third-party items bought for service delivery to clients, drop in realization partially offset by increase in utilization, benefit on account of cost optimization initiatives, scale benefits and currency fluctuations.

6. Liquidity

Our principal source of liquidity are cash and cash equivalents and cash flow that we generate from operations. We have no outstanding borrowings. We believe our working capital is sufficient for our requirements.

Our growth has been financed largely through cash generated from operations.

Our cash flows are robust and our operating cash flows have increased in fiscal 2022 as compared to fiscal 2021 mainly on account of increase in net profit adjusted for non-cash items partially offset by higher income tax payments.

Consolidated cash and investments of ₹37,419 crore comprise cash and cash equivalents, current and non-current investments excluding investments in unquoted equity and preference shares, compulsorily convertible debentures and others.

Capital Allocation Policy

Refer to the *Board's report* in this Integrated Annual Report for details on our Capital Allocation Policy reviewed and approved on July 12, 2019.

7. Related party transactions

These have been discussed in detail in Note 2.24 to the *Standalone financial statements* in this Integrated Annual Report.

8. Events occurring after Balance Sheet date

There were no significant events that occurred after the Balance Sheet date apart from the ones mentioned in 'Material changes and commitments affecting financial position between the end of the fiscal and date of the report' in the *Board's report*.

9. Key financial ratios

In accordance with the SEBI (Listing Obligations and Disclosure Requirements) (Amendment) Regulations, 2018, the Company is required to give details of significant changes (change of 25% or more as compared to the immediately previous financial year) in key sector-specific financial ratios.

The Company has identified the following ratios as key financial ratios:

Particulars	Standalone		Consolidated	
	2022	2021	2022	2021
Market capitalization to revenues (times)	NA	NA	6.6	5.8
Price / Earnings (times)	NA	NA	36.3	30.0
Days sales outstanding[1]	–	–	67	71
Cash and investment[2] as a % of total assets	30.1	32.7	31.7	35.7
Revenue growth (%)	20.9	8.7	21.1	10.7
Operating margin (%)	24.4	25.8	23.0	24.5
Net profit margin (%)	20.4	21.0	18.2	19.3
Basic EPS (₹)	50.27	42.37	52.52	45.61

[1] The Company does not track DSO at a standalone level.

[2] Includes cash and cash equivalents and investments, excluding investments in unquoted equity, preference shares, compulsorily convertible debentures and others.

Ratios where there has been a significant change from fiscal 2021 to fiscal 2022

Revenue growth has been explained in the relevant sections above.

The details of return on net worth at standalone and consolidated levels are as follows:

Particulars	Standalone		Consolidated	
	2022	2021	2022	2021
Return on net worth (%)	30.2	27.0	29.1	27.3

Net profit has increased from ₹19,351 crore to ₹22,110 crore on a consolidated basis and from ₹18,048 crore to ₹21,235 crore on a standalone basis which has resulted in increase in the return on net worth. Average net worth hasn't increased at the same rate as increase in net profits due to better Balance Sheet management resulting from shareholder payouts like buyback and dividend.

V. Outlook, risks and concerns

This section lists forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these statements as a result of certain factors. Our outlook, risks and concerns are as follows:

Risks related to global COVID-19 health pandemic and post-pandemic resilience:

The COVID-19 pandemic is a global humanitarian and health crisis, that continues to impact key geographies that we operate in, with many countries reporting multiple waves of infections. The actions taken by various governments to contain the pandemic, such as closing of borders and lockdown restrictions, has resulted in significant disruption to people and businesses. While vaccines have been made available, there are increased instances of variants and infections, and consequential stress on the health sector. India, where most of our operations are

located, has experienced multiple waves of infections, including new variants of the COVID-19 virus. There was marked increase in the number of cases across regions where our development centers are located, and a small percentage of our employees or their families were adversely affected. We have initiated several interventions to help our employees and their families, including establishing COVID Care Centers, vaccination centers and providing them medical loans and access to medical care facilities. However, the continued stress on the medical infrastructure and any increase in the cases in India may impact the health and safety of our employees.

The COVID-19 pandemic has impacted, and may further impact, all of our stakeholders – employees, clients, vendors, investors and the communities we operate in. During fiscal 2022, the impact on our revenue due to supply and demand risks we experienced from the COVID-19 pandemic was not significant. COVID-19 pandemic has heightened several other risks that are described in this section:

- Client contractual terms restricting our ability to offer a hybrid working model to our employees, which may lead to increased attrition;
- Restrictions on travel may impact our ability to sell and deliver our services to Clients, thereby impacting our revenue and / or profitability;
- Impact on profitability and cash flows as some clients may ask for price reductions, discounts or longer payment terms;
- Impact on business continuity due to local lockdown in the key geographies in which we operate;
- Additional cost to ensure safety and hygienic workplaces for our employees and to convert them for a hybrid working model;
- Additional costs to procure and deploy hardware assets, technology infrastructure, information security infrastructure and data connectivity charges for remote working;
- Impact on revenue and sub-optimal branding due to localized lockdowns or restrictions on travel, marketing events and in-person client meetings due to future COVID-19 waves;
- Increased penalties or litigation initiated by clients if we fail to meet project quality, productivity and scheduled service level agreements due to our employees working remotely;
- Negative impact on profitability if fixed or committed costs are not reduced in line with reduced demand. Sudden change in demand may change utilization thus impacting profit margin;
- Impact on profitability as clients may refuse to recognize unbilled revenues during COVID-19 pandemic;
- Increased exposure to cyber security and data privacy breach incidents may continue due to a large number of employees working remotely.
- The productivity of our employees may be negatively impacted due to extended remote work, quarantine requirements, negative social sentiment and personal anxiety;
- Impact on fulfilment if any of some of our employees and or their families are impacted by future COVID-19 waves;
- Continued employee preference to work out of remote locations on a long-term basis, together with expectations from clients to return to office, if not managed adequately, may impact attrition, client satisfaction, and our ability to grow profitably;
- We could be subject to lawsuits from our employees alleging they are exposed to health risks as we transition them back to working out of our clients' offices;
- Our ability to procure goods and services may be impacted as some of our suppliers may not be able to operate efficiently during a lockdown;
- Unfavorable currency movements accentuated due to COVID-19 may impact our profitability;
- An increase in insurance premiums may adversely impact our profitable growth or coverage;
- Heightened regional or macro risks, such as an increase in unemployment, protectionism and changing immigration regulations;
- Lack of comprehensive assessment to test the level of skills of students may impact quality of our hiring;
- Reduced value of PSUs / RSUs due to stock price returns being depressed from a prolonged pandemic;
- Prolonged continuation of the COVID-19 pandemic may create breakdown in our Business Continuity Procedures (BCP);
- Potential impairment of acquired entities and investments as a result of prolonged slower economic growth may impact business momentum and synergies that were expected; and
- We may be unable to recoup the investments made in various geographies due to the impact of a prolonged economic downturn.

Some of the other key risks that the Company is facing are as follows:

I. Risks related to the markets in which we and our clients operate

- Spending on technology products and services by our clients and prospective clients fluctuates depending on many factors, including the economic, geo-political, monetary and fiscal policies and regulatory environment in the markets in which they operate.
- An economic slowdown or other factors may affect the economic health of the United States, the United Kingdom, the European Union ("EU"), Australia or those industries where our revenues are concentrated.
- Our clients may operate in sectors which are adversely impacted by climate change which could consequently impact our business and reputation.
- Restrictions on visas, cost increases in obtaining such visas, increases in required minimum wage levels for visa dependent employees, inordinate delays in obtaining visas due to the pandemic and/ or increased enforcement in different countries may affect our ability to compete for, and provide services to clients in work location countries, which could adversely affect our business, results of operations, and financial condition.
- Our clients may be the subject of economic or other sanctions by governments and regulators in key geographies

that we operate in, limiting our ability to grow these relationships and risking increased penalties and exposure of our business to consequential sanctions.

- A large part of our revenues are dependent on our limited number of clients, and the loss of any one of our major clients could significantly impact our business.
- Financial stability of our clients may be affected owing to several factors such as demand and supply challenges, currency fluctuations, regulatory sanctions, geo-political conflicts and other macroeconomic conditions which may adversely impact our ability to recover fees for the services rendered to them.
- We may not be able to provide end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us, which in turn could harm our business.
- Intense competition in the market for technology services could affect our win rates and pricing, which could reduce our market share and decrease our revenues and our profits.
- Our engagements with clients are typically singular in nature and do not necessarily provide for subsequent engagements.

II. Risks related to the investments we make for our growth

- Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.
- We may be unable to recoup investment costs incurred in developing our software products and platforms.
- We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.
- Goodwill that we carry on our balance sheet could give rise to significant impairment charges in the future.

III. Risks related to our cost structure

- Our expenses are difficult to predict and can vary significantly from period to period, which could cause fluctuations to our profitability.
- Any inability to manage our growth could disrupt our business, reduce our profitability and adversely impact our ability to implement our growth strategy.
- Wage pressures in India and the hiring of employees outside India may prevent us from sustaining some of our competitive advantage and may reduce our profit margins.
- We are investing substantial cash in creating physical and technological infrastructure, and our profitability could be reduced if our business does not grow proportionately.
- Currency fluctuations and declining interest rates may affect the results of our operations and yield on cash balances.

IV. Risks related to our employee workforce

- Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.
- Our success depends in large part upon our management team and key personnel and our ability to attract and retain them.

V. Risks related to our contractual obligations

- Our failure to complete fixed-price (including maintenance) and fixed-timeframe contracts, or transaction-based pricing contracts, within budget and on time, may negatively affect our profitability.
- Our client contracts can typically be terminated without cause, which could negatively impact our revenues and profitability.
- Our client contracts are often conditional upon our performance, which, if unsatisfactory, could result in lower revenues than previously anticipated.
- Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.
- Our work with governmental agencies may expose us to additional risks.
- Inability to execute contracts and / or amendments with clients on a timely basis can impact our revenue & profit, causing fluctuations in our reported results

VI. Risks related to our operations

- Our reputation could be at risk and we may be liable to our clients or to regulators for damages caused by inadvertent disclosure of confidential information and sensitive data.
- Our reputation could be at risk and we may be liable to our clients for damages caused by cyber security incidents.
- Our reputation may be impacted and we may incur financial liabilities if privacy breaches and incidents under General Data Protection Regulation ("GDPR") adopted by the European Union ("EU") or other data privacy regulations across the globe are attributed to us or if we are not able to take necessary steps to report such breaches and incidents to regulators and data subjects, wherever applicable, within the stipulated time. Further, any claim from our clients for losses suffered by them due to privacy breaches caused by our employees may impact us financially and affect our reputation.
- We may be the subject of litigation which, if adversely determined, could harm our business and operating results.
- Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, which could adversely affect our business.
- The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis, storms, pandemics and other natural and manmade disasters.
- The safety of our employees, assets and infrastructure may be affected by untoward incidents beyond our control, impacting business continuity or reputation.
- Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
- Climate change risks are increasingly manifesting in our business as strategic risks, physical risks and transitional (market and compliance) risks, which if not managed adequately, can affect our operations and profitability.
- Our reputation, access to capital and longer-term financial stability could be at risk if we are unable to meet our stated goals under our 2030 Environmental, Social and Governance (ESG) vision.

- Negative media coverage and public scrutiny may divert the time and attention of our board and management and adversely affect our reputation and the prices of our equity shares and ADSs.

VII. Risks related to legislation and regulatory compliance

- Initially, the COVID-19 pandemic led to substantial increases in unemployment rates across certain countries in which we operate, including the United States, United Kingdom, EU and Australia. A key risk at that time was widespread enactment of restrictive legislation and regulations which would limit companies in those countries from outsourcing work to us or could inhibit our ability to staff client projects in a timely manner thereby impacting our revenue and profitability.
- New and changing regulatory compliance, corporate governance and public disclosure requirements add uncertainty to our compliance policies and increase our costs of compliance.
- The intellectual property laws of India do not give sufficient protection to software and the related intellectual property rights to the same extent as those in the United States. We may be unsuccessful in protecting our intellectual property rights. We may also be subject to third party claims of intellectual property infringement.
- Our net income would decrease if the government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire, reduce or terminate.
- In the event that the government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
- We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.
- Changes in the policies of the government of India or political instability may adversely affect economic conditions in India generally, which could impact our business and prospects.
- Attempts to fully address concerns of activist shareholders may divert the time and attention of our management and Board of Directors and may impact the prices of our equity shares and ADSs.
- Our international expansion plans subject us to risks inherent to doing business internationally.
- Our ability to acquire companies organized outside India may depend on the approval of the Reserve Bank of India and the government of India and failure to obtain this approval could negatively impact our business.
- Indian laws limit our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

VIII. Risks related to the ADSs

- Historically, our ADSs have traded at a significant premium to the trading prices of our underlying equity shares. Currently, they do not do so, and they may not continue to do so in the future.
- Sales of our equity shares may adversely affect the prices of our equity shares and ADSs.
- The price of our ADSs and the U.S. dollar value of any dividends we declare may be negatively affected by fluctuations in the U.S. dollar to Indian rupee exchange rate.
- An investor in our ADSs may not be able to exercise pre-emptive rights for additional shares and may thereby suffer dilution of such investor's equity interest in us.
- ADS holders may be restricted in their ability to exercise voting rights.
- ADS holders may be restricted in their ability to participate in a buy-back of shares offered by us.
- It may be difficult for holders of our ADSs to enforce any judgment obtained in the United States against us.
- Holders of ADSs are subject to the Securities and Exchange Board of India's Takeover Code with respect to their acquisitions of ADSs or the underlying equity shares, and this may impose requirements on such holders with respect to disclosure and offers to purchase additional ADSs or equity shares.
- The reintroduction of dividend distribution tax rate or introduction of new forms of taxes on distribution of profits or changes to the basis of application of these taxes could adversely affect the returns to our shareholders.

VI. Internal control systems and their adequacy

The CEO and CFO certification provided in the *CEO and CFO Certification* section of the Integrated Annual Report discusses the adequacy of our internal control systems and procedures.

VII. Material developments in human resources / industrial relations, including number of people employed

Our culture and reputation as a leader in consulting, technology, outsourcing and next-generation digital services enable us to attract and retain some of the best talent.

Human resources management

Infosys is not a technology company full of people, but a people company that understands the immense potential of technology. Our people, with a little 'digital' help, move our clients forward and in turn, the world. Thus, it is our constant endeavor to make Infosys a place where people can be their best selves.

Careers don't stand still at Infosys and talent transformation is an important focus area. It begins with sensing employee needs and responding with a value proposition that delivers meaning, purpose and value for them. It builds synergy between how we look to differentiate ourselves as a Company and deliver on the expectations of our employees.

We have a three-pronged strategy to deliver value to our employees:

- Inspire our people with meaningful work and passionate teams, enabling them to find purpose and make an indelible impact.

- Ensure that our people are continuously learning and progressing in their careers, and shaping our collective future.
- Create opportunities for every employee to navigate further, powered by our culture and partnered by other Infoscions with shared aspirations.

Here are the key initiatives of this year:

- **InTap** is our smart sourcing and interview management application to attract and manage candidates and provide best-in-class candidate experience along with an efficient hiring process.
- **Launchpad:** We expanded the coverage of Launchpad to all our entities and across the globe. This mobile app-based, self-service platform provides new hires a guided flow, which is digital, remote and seamless, during the onboarding process. It helps us onboard new hires remotely and make them Day One Ready.
- **Lex:** We created Lex, the anywhere, anytime, any device app, to help Infoscions upskill, cross-skill, and reskill. Lex recommends skills and learning paths based on employee interests, skills, and roles. Employees can even mentor others by uploading their own learning modules. Users can create their own learning goals, and measure the time they spend learning, as well as track their learning history.
- **Infosys Meridian** enables a remote-first workplace that mirrors the offline experience. With its event management platform and breakout sessions capabilities, employees use Meridian to connect at a large scale. Meridian is fast becoming an important engagement platform for employees.
- **InfyMe:** We continued to enrich our InfyMe app with more services that enables teams to operate, connect and collaborate easily and it is particularly effective in the remote working model. More than 200 touchpoints for activities were merged into the single intuitive interface of InfyMe.
- **iCount:** Our performance management framework and application provides continuous and specific measurement of employee performance, and enables transparent sharing of goals with focus on role and career development.
- **iRise** brings our rewards and recognitions philosophy to life. This platform celebrates key achievements of our employees. Managers can create reward categories and nominate employees for these awards.
- **FLUID:** With reskilling gaining momentum, more and more Infoscions are acquiring new skills and capabilities. To better manage this, we created F.L.U.I.D., our internal talent marketplace. It enables Infoscions to constantly move towards acquiring higher skills and experiences.
- **Accelerate:** This platform enables hiring managers to list gig work jobs and internal talent to pick up these jobs for execution. Accelerate also allows skill-based job matches to recommend the right gigs and incentivizes gig workers and hiring managers. The platform helps to provide richer job variety and more immersive learning.
- **Skill Tags:** Skill Tags are skill badges that identify proficiency in different technologies. Employees can select a Skill Tag, and then a variant within it, to specialize in. They can then take the suggested learning path on Lex, which outlines all the courses required to acquire that skill. After they complete the required courses and gain six months of experience in that technology, they qualify for a Skill Tag.
- **Digital Quotient:** Our Digital Quotient is a comprehensive score that helps Infoscions keep track of their digital capabilities. Using the score, Infoscions can understand how their skills compare to others. Those with a higher Digital Quotient have greater access to new opportunities and interesting projects.
- **iEngage:** We expanded the reach of iEngage across geos and also integrated aspiration management in this platform. We use iEngage to inform, inspire, and build a happier workplace. It helps us drive vertical engagement between employee and unit leadership. Managers can use this to schedule connect events, invite employees and track actions identified during such events. It also captures employee aspirations and provides a platform to track and achieve them.
- **DataVillage:** We're creating this dashboard that provides immediate and relevant insights that allow us to make thoughtful decisions about employees in key areas such as performance management, bonus recommendations, role changes, and more.
- **Intelligent automation:** We are making our systems smarter with: 1) Nudges to managers and employees, which are driving the right behavior and guiding managers to take the right decisions in matters like role change, retention etc., 2) Chatbots that are transforming query management, and 3) Robotic process automation, which is being leveraged by HR to reduce manual work of our teams.
- **Talent Anywhere model:** The future workplace looks headed to a hybrid remote model. Flexibility of location and time will be key to attract and retain talent. Hence, we rolled out the Talent Anywhere model in India that provides flexibility of work location for our new and existing employees. We have kept client and statutory requirements in mind while enabling working from any location within India. We also renewed our flexi-time policy in India that now provides more flexibility to employees to work part time.
- To drive more focus on employee experience, we set up an Employee experience Centre Of Excellence with the mission to create workplace experiences that employees cherish and thrive in. The objectives are: 1) To ensure our processes and systems create memorable moments that matter across an employee's journey at Infosys, 2) To create listening posts to sense employee responses at transaction and process levels, and 3) Reinforce the experience through better communication.
- **Manager Code:** We have designed the Infosys manager enablement framework to equip our leaders with the capabilities to help their teams build technical, business and people skills along with a digital mindset to accelerate their development journeys. Managers also have a behavior code that encourages them to adhere to seven fundamental principles that shape a good manager at Infosys. We've integrated the code into our everyday work lives and measure our managers' performance against it.

- **SALESFLEX:** Our in-house capability development and experience charter for the Sales team has proved to be the cornerstone in our Sales transformation journey. We ushered in SALESFLEX almost two years ago and today, our Sales colleagues are reaping the benefits of a plethora of matured programs which have been a strategic game-changer in enhancing Sales productivity and improving Sales experience. SALESFLEX filled the gap in the people dimension, which is the beating heart of a Sales transformation, by setting a direction and establishing personalized learning platforms, tracking performance, enabling recurring career conversations, incentivizing desired behaviors and helping Sales warriors continuously act to improve outcomes. Today, SALESFLEX is successfully engaging a dynamic globe-trotting, market-facing Sales team of 1,294 employees spread across 24 countries, through nine major programs covering the entire realm of employee experience starting from onboarding, reskilling, career coaching, recognition, nurturing diversity and inclusivity, effective usage of people analytics to mitigate attrition and optimizing work force planning.
- **Employee engagement:** Our employee engagement framework is based on the 5Cs – Connect, Collaborate, Celebrate, Care and Culture. Its main objective is to ensure effective engagement, well-being and sustained motivation levels among employees in the new hybrid model of work.
- **Awards for Excellence (AFE):** The AFE remains our largest rewards and recognition platform for employees. This year marked its 27th anniversary, and we received about a thousand nominations across geographies in over 20 categories.
- **Rewards philosophy:** At Infosys, we look at rewards holistically – what we call total rewards, a mixture of both monetary and non-monetary rewards. It includes an element of fixed pay, supplemented with 'pay at risk' which is based on performance, and could be paid in cash as well as through stock grants. For a global and diverse workforce, it also ensures inclusion of localized benefits plans. In addition to the standard compensation and benefits, we have made rewards available through learning, diverse career experiences and platforms for creative contributions as well. Skill bonuses, for people with niche skills, is a new concept we have introduced. Our key objectives are enabling financial stability and ensuring that our pay is competitive to drive high performance and the right behavior.
- **Culture and values:** Our company values – C-LIFE – define our approach to everything. C-LIFE stands for Client value, Leadership by example, Integrity and transparency, Fairness, and Excellence. The organization culture, driven by our core values, is one of the main levers that drive our business. Employees are regularly reminded about the acceptable standards of conduct through various forums like onboarding, mail communications, town halls, and team meetings.
- **Be the Navigator (BTN):** An empowerment program to encourage purposeful innovation for clients, BTN has been repurposed to build the momentum of our business focus on cloud and digital.
- **Facilitating a positive work environment:** Infosys is committed to providing a positive work environment free of discrimination and harassment. Equal opportunity and fair treatment are part of our Code of Conduct to which all employees subscribe. The resolution hubs at Infosys provide fair, neutral, and independent forums for employees to voice their concerns. The Company has also instituted multiple channels to address employee grievances, such as ASHI (Anti-Sexual Harassment Initiative), HEAR (Hearing Employees and Resolving their concerns) platform, the Grievance Redressal Body, the Whistleblower Policy, and iCARE. In the post-pandemic scenario, there is greater focus on providing psychological safety to employees.

Infosys HR Team was one among the top three organizations named in SHRM HR Excellence Awards 2021, in the categories

- Excellence in HR Analytics
- Excellence in Diversity & Inclusion
- Excellence in Health and Wellness Initiatives
- Excellence in Managing the Hybrid Workplace – The HR Lens

Employee well-being

At Infosys, employee well-being has taken precedence over the past year and developed into a more substantial model with the help of our program HALE (Health Assessment and Lifestyle Enrichment). With HALE, our endeavor has been to enhance the well-being experience for our employees and their families with an increased focus on pandemic well-being and mental health. All our wellness programs stand on the foundational pillars of physical, social and emotional well-being, and safety.

Our focus over the last few years has been to provide a high-touch and high-tech experience to our employees.

- **Digital well-being:** In an effort to stay ahead of the curve in building digital capabilities, we looked at creating digital touchpoints in the lives of our employees by providing them a holistic wellness platform both on the go and on their laptops. This platform entails a host of offerings like wellness content, expert talks by professionals around the country, self-help tools, availability of HALE counselors 24*7 and much more.
- **Emotional well-being:** Transitioning the handling of mental health-related issues from the physical to the virtual mode of communication had to be done with utmost care. We have wellness coaches supporting our employees 24*7 in times of distress, our peer-to-peer counseling network called Samaritans catering to various segments, weekly webinars and discussions by experts, online self-help tools for employees to assess their emotional health and mindfulness workshops.
- **Physical well-being:** During the pandemic, Infosys tied up with COVID-19 testing labs nationwide, collaborated with emergency ambulance providers in every major city, provided teleconsultation facilities and launched a COVID-19 crisis support helpline for employees. Multiple teams were tasked to consistently check on the well-being of employees who had tested positive. Infosys was one of the first large private organizations to spearhead vaccinations for its employees and dependents. We collaborated with

vaccination providers / manufacturers, local authorities, and administrators to execute this task. There were targeted and consistent messaging and campaigns to bust the myths around COVID-19 and vaccination, such as nominating peers to get vaccinated challenge, featuring employees who emerged stronger post pandemic and sessions by experts.

- **Social well-being:** We create opportunities for work-life balance and help Infoscions have a fulfilling and multi-faceted life. We conduct several leisure events to cater to their interests, hobbies, and lifestyle. We have been successfully able to transform the concept of physical communities to virtual communities, and our clubs and groups continue to drive well-being programs.
- HALE won the Bronze Medal for SHRM Excellence Award 2021
- HALE won AFE Gold for Internal Customer Delight 2022

Internal complaints committee

At Infosys, our goal has been to create an open and safe workplace where each and every employee feels empowered to contribute to the best of their abilities, irrespective of gender, sexual preferences or any other classification that has no bearing on the employee's work output. Towards this, the Company has set up the Anti-Sexual Harassment Initiative (ASHI), which proudly completes 22+ years of enabling a positive and safe work environment for our employees. Our ASHI practices have set an industry benchmark as it ranked first among 350+ companies that participated in an external survey on the best anti-sexual harassment initiatives in 2017, 2019, 2020 and 2021.

Infosys has constituted an Internal Committee (IC) in all the development centers of the Company across India to consider and resolve all sexual harassment complaints reported by women. The constitution of the IC is as per the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 and the committee includes external members from NGOs or with relevant experience. Investigation is conducted and decisions made by the IC at the respective location, and a senior woman employee is the presiding officer over every case. Half of the total members of the IC are women. The details of complaints pertaining to sexual harassment that were filed, disposed of and pending during the financial year are provided in the *Business Responsibility and Sustainability Report* of this Integrated Annual Report.

Recruitment

As of March 31, 2022, the Group employed 3,14,015 employees, of which 2,97,859 were professionals involved in service delivery to the clients, including trainees.

We have built our global talent pool by recruiting freshers from premier universities, colleges and institutes globally. We constantly attract and hire developers, architects, technical leaders and project managers in areas of digital and cloud, and transformation. We have build robust relationships with top institutions in the country and recruit students who have consistently shown high levels of achievement. In addition, we have also scaled up InfyTQ which brings the best of our Mysuru training to the hands of the learners across the country. This has amplified the learning experience of students who actively participate in learning and assessments to get the coveted Infosys Certification.

We also recruit students from campuses in the US, UK, Australia, Singapore, Japan, Germany, Canada, Mexico and China. We rely on a rigorous selection process involving evaluation of mathematical and logical aptitude, coding ability and in-depth interviews to identify the best applicants. This selection process is continually assessed and refined based upon multiple factors including performance tracking of past recruits. Most interviews in fiscal 2022 were conducted virtually across the globe, using video conferencing platforms, and the end-to-end process was digitalized. The team also implemented an in-house applicant tracking system for India hiring, in place of a third-party software that was used traditionally.

During fiscal 2022, we received 58,66,636 employment applications, interviewed 5,23,385 applicants and extended offers of employment to 2,22,500 applicants. These statistics do not include our subsidiaries. We added 54,396 new employees, net of attrition, during fiscal 2022.

Education, training and assessment

Amplifying human talent through a sustained culture of lifelong learning has always defined Infosys. The Foundation Training Program anchored by the Global Education Center has been grooming fresh graduates into corporate professionals. Comprising over 46 technology streams, the curriculum has kept pace with the dynamic business requirements and the preferred pedagogical approach of the current generation of talent.

With localization as an important strategic pillar, Infosys has invested in a training center, like the Mysuru Global Education Center in Indianapolis in the US to reskill local talent. The Foundation Program for fresh hires caters to fresh graduate hires in Mexico, UK, Germany, Australia, Singapore, and Japan. With the deep adoption of the Infosys Learning Experience platform Lex, the shift from offline classes to online learning, complete with learner engagement components, was seamless and continues to engage the fresh hires in the second year of the pandemic too.

Our Continuous Education program is aimed at reskilling / upskilling our existing employees by instilling a culture of lifelong learning. This program has twin objectives — increasing fulfillment of skilled talent requirements for client projects and enriching the expertise of our global workforce in next-generation digital technologies and methodologies. We continue to invest in and scale our digital reskilling program globally. Lex, the in-house learning platform, offers over 13,700 curated courses, which includes over 10,000 courses procured from vendor partners both for enterprise consumption and niche communities who have specific content requirements. About 30,000 employees use Lex on weekdays with an average learning time of about 40 minutes, and 14,000 employees use Lex on weekends with an average learning time of about 50 minutes. We continue to engage with academia to bring in fresh perspectives while creating learning courses to meet the demands of this accelerated digital adoption. We continue to experiment with industry leading approaches of adaptive learning, learning in virtual classrooms and learning in the metaverse as well.

Infosys Wingspan, our configurable talent transformation platform for clients, is already live in several global client organizations. Lex, which is powered by Infosys Wingspan,

was repurposed for college students in India under the brand of InfyTQ. Infosys Wingspan has also been leveraged for the flagship ESG initiative, Infosys Springboard. In alignment with the Infosys ESG Vision 2030 to enable digital skills at scale, Infosys Springboard has been identified as the primary digital learning platform to empower people, communities, and society with skills to be successful in the 21st century. This program is led by a dedicated team of experts collaborating globally with the Infosys Education Training and Assessment (ETA) team, curriculum partners, non-profits, and a global network of leading educational institutions. About 3,900 learning resources are available in Springboard and about 1.8 million learners from across India are actively consuming the content on Infosys Springboard platform. We intend to reach 10 million learners by 2025 as part of our Springboard initiative.

VIII. Other details

1. Quality

The Quality function at Infosys, in line with organization's vision and strategy of 'Navigate the Next', has three strategic imperatives:

- Differentiate Infosys' services through superior performance and quality.
- Optimize Infosys client projects as well as internal functions for greater efficiency and agility.
- De-risk Infosys operations by ensuring delivery excellence, compliance and sustainability.

Our Quality team has been driving the org-wide agile transformation to scale our capabilities for agile digital in tune with the Company strategy. This has resulted in a marked improvement in agile capabilities, with HfS rating Infosys No.1 among all agile service providers.

Clients now need to go beyond agile practices and do much more to achieve business agility. Last year, we launched our Product Centric Value Delivery approach to help clients do exactly that, through a holistic transformation of the ways of working. The Quality team also consulted with several large clients and helped them drive their agile, DevOps, project to product ways of working shift, and overall workplace transformation.

Quality has been leading the way in driving Lean and automation in the organization to enhance productivity and quality, which has resulted in large optimization in projects. It deployed robust frameworks, tools and platforms across service lines in a collaborative manner to drive hyper-productivity and engineering excellence. Last year, the Quality team also created frameworks to help projects operate with a more optimal resource pyramid and deployed the same across hundreds of projects. The Quality team worked with cross-functional teams to drive enterprise agility by simplifying many enterprise processes, thus reducing cost, improving agility in operations, and enhancing employee experience.

Quality continues to drive best practices and sustenance through structured audits and assessment frameworks, focusing on de-risking the organization, with augmented coverage of services, centers and subsidiaries. We continue to comply with international management system standards and models, viz., ISO 9001, ISO 27001, ISO 14001, ISO 45001, ISO 22 301, ISO 20000, AS 9100 and ISO 27701.

In fiscal 2021, Infosys published its first Environmental, Social and Governance (ESG) report in accordance with GRI standards. Infosys is the first IT company to comply with and get assessed at enterprise level on SSAE18 -SOC 3 report attestation. Infosys successfully completed CMMI 2.0 assessments for onsite locations, rated at L5 maturity. Infosys continued to comply with and get assessed at enterprise level for SSAE 18 SOC 2 type II & ISAE 3402 / SSAE 18 SOC 1 type II including cloud platforms and has received an independent auditors' assurance compliance report.

2. Infosys Center for Emerging Technology Solutions (iCETS)


OUTCOME
INNOVATION
PLATFORM
iCETS
Culture of Innovation
Thought Leadership
IP / Patent
Platform as a Service
Joint Client Innovation
IP Monetization
De-risking Innovation
Infosys Innovation Network (IIN)
Infosys Innovation Fund (IIF)
Trends & Sensing
Emerging Tech CoEs
Shared Innovation Infrastructure
Living Labs
Startup Collaboration
Hyperscaler Collaboration
Innovation Hubs
Be The Navigator (BTN)
Tech Platforms
Domain Platforms
Platform Playbooks
Platform Community
Platform Accelerator
Platform Incubator

iCETS is the emerging technology solution incubation partner for Infosys' clients and units. We provide next-generation platforms and innovation-as-a-service to future-proof enterprise businesses. The aim is to envision and evolve New Emerging eXploratory Technology (NEXT) solutions for our clients both organically (driving innovation bottom-up across Infosys) and inorganically via the IIN (partnering with hyperscalers, startups, universities, and large product players). iCETS incubates emerging technologies under different Centers of Excellence (CoE), such as Quantum Computing, Metaverse, Hyperscaler and more. The centers focus on building capability, developing thought leadership, and offering early client validation. The IP development moves on to building of platforms driving a significant part of innovation for our clients and monetization for Infosys.

One of the key CoEs Infosys unveiled is the Metaverse Foundry. It leverages assets like the Infosys XR platform to build cross-platform AR experiences, Infosys Virtual Living Labs platform to showcase immersive innovations virtually, and Infosys Physical Living Labs platform to offer phygital experiences to our clients. Among numerous client engagements, we are working with one of the leading global manufacturing companies to build 3D CPQ and digital twins. For one of the top American multinational financial services companies, we are creating a virtual branch and formulating crypto transactions.

iCETS enables enterprises to realize their Live Enterprise vision by developing and deploying next-generation offerings – such as the Live Enterprise Application Management Platform (LEAP), which has a platform-centric approach for AMS services making application management agile, intelligent, integrated and business-aligned. As a leader in data privacy, Infosys Enterprise Data Privacy Suite (iEDPS) assists in tackling the complexity and data privacy responsibilities of organizations to achieve compliance and business productivity objectives. To address the increased cyber threats faced by our clients, Infosys has built CyberNext, a holistic security-as-a-service platform. Through Infosys Cortex, an AI-driven cloud-first customer engagement platform, clients can transform digital customer service via purposeful communication and smart decision-making capabilities. Infosys Conversational AI Suite is an end-to-end technology-agnostic platform providing a holistic approach by developing prototypes using a low-code / no-code (LCNC) approach and managing conversational AI solutions (chatbots / virtual assistants). It brings together a collection of tools (prototype, design, test, measure, and evolve), people and processes to strengthen the adoption of conversational AI within an enterprise. The Infosys recruitment platform reduces the time to hire and analyse candidates resume powered by advanced AI, with multi-tenancy in place, the platform keeps the process flows configurable for different tenants with embedded knowledge on domain and geography requirements. The Infosys

CXM is a continuously learning suite of products that aims to bring the best of intelligence into automation, the focus is to prioritize orchestration and personalization of the entire end-to-end customer experience at scale, on any channel, in real time. We are incubating several domain platforms like Helix and EaaS. The Energy-as-a-Service (EaaS) platform is under development by iCETS in collaboration with other units and a lead client, this platform will enable management of renewable energy generation, storage and smart consumption for larger facilities and industries. One of the critical differentiating factors is infusion of startups. Most of our platforms are designed to be Platform-as-a-Service (PaaS) offerings with IP / patent-led differentiation. These platforms have been able to bring in differentiated services while accelerating innovations for our clients.

Infosys Living Labs brings our entire innovation ecosystem together to help clients meet their innovation-at-scale needs on multiple dimensions. Here, we proactively expand our services and capabilities to meet growing and dynamic innovation needs of clients with the aid of Joint Innovation Centers, Experience Centers, IIN & Industry Living Labs, Complexity Studio, and more. We also monitor and publish Trend Trees of Horizon 3 technologies and business trends and assist our clients foresee disruptions with Listening-Post-as-a-Service (LPaaS). Jointly working with our clients, we enable rapid prototyping, incubating, and piloting of innovative solutions. Additionally, we instill a culture of innovation with our BTN program across large teams, provide shared innovation infrastructure for collaborations, and ensure a seamless transition from a PoC to large-scale implementations with our global innovation hubs. Our evolving partner ecosystem, including startups, universities and hyperscalers, plays a critical role in the increased velocity of ideas and solutions for our clients.

IIN is a well-orchestrated partnership between select startups, universities, hyperscalers, and Infosys to incubate and bring the best of emerging tech innovations from across the globe. The IIN program aims to create lighthouse wins for clients to experiment and implement the art of the possible leveraging our global innovation ecosystem. Infosys de-risks client adoption of technology innovations and solutions by carefully curating these startups, finding the right fit and implementing early pilots. Infosys has also established partnerships with key client Corporate Venture Capital (CVC) firms to bring their portfolio startups onto Infosys' network. Over the past 12 months, we've engaged with numerous startups, universities and hyperscalers across geographies like the US, Finland, Israel, and India, in spaces like AI, fintech, cloud, cybersecurity, InsureTech, HealthTec, and more.

iCETS has supported over 100 innovation programs for clients like American telecom companies, large banking institutions, European national postal service, and more by combining Infosys platforms, innovations, and startup networks. There have been several analyst mentions recognizing us as notable accelerators in Quantum Computing, positioning us as leaders in services like Oracle Cloud, AI, Automation, LEAP, as well as commending the work of Metaverse Foundry and Living Labs. We act as the contextualizers, crucible and orchestrators for our clients to boost their next-generation innovations.

Emerging Technology incubation model


Technology uncertainty
Business uncertainty
Emerging offerings
New offerings
Core offerings
Envision
Invent
Disrupt
Adopt
Scale
Enhance
Differentiate
Diversify
Deploy
Emerging offerings
NextGen Computing (Quantum Computing)
NextGen Languages
Adaptive / Autonomous Systems
Future of Work
Resilience
5G
Near-new offerings
Blockchain
Smart Spaces
Metaverse
Cybersecurity
NextGen IoT
Incubated to new offerings
AI and Machine Learning
Internet of Things
Modernization
Automation
Data for Digital
Part of core offerings
Mobility
Cloud Services
Big Data and Analytics

3. Branding

Brand Infosys is a key intangible asset for the Company. It serves to position Infosys as the next-generation digital services partner of choice for enterprises navigating their transformation. It is built around the premise that the experience we have gained, for four decades, in managing the systems and workings of global enterprises enables us uniquely to be navigators for our clients. We do it by enabling them with an AI-powered core. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our Always-on Learning foundation drives their continuous improvement through building and transferring digital skills, expertise and ideas from our innovation ecosystem. Our localization investments in talent and digital centers help accelerate the business transformation agenda. With this, we help every client build their Live Enterprise – an organization that is always navigating its next.

Our marketing reach extends globally through digital-first multi-channel campaigns. As the digital innovation partner for the Australian Open, Roland-Garros and the ATP, we help showcase how brand Infosys is reimagining the tennis ecosystem for a billion fans globally leveraging data, insights and digital experiences. We are also the official digital innovation partner of key MSG properties including the New York Knicks, New York Rangers and the Madison Square Garden Arena. Our strategic partnerships with Dow Jones, Bloomberg Media, The Economist Group and Financial Times further accentuate this position. We participate in premier business and industry events around the world, while also organizing our own signature events and CXO roundtables. Confluence, our flagship client event series across the US, Europe and APAC, is rated highly by our clients and industry partners.

4. Client base

Our client-centric approach continues to bring us high levels of client satisfaction. We, along with our subsidiaries, added 451 new clients, including a substantial number of large global corporations. Our total client base at the end of the year stood at 1,741. The client segmentation, based on the last 12 months' revenue for the current and previous years, on a consolidated basis, is as follows:

Clients	2022	2021
100 million dollar +	38	32
50 million dollar +	64	59
10 million dollar +	275	252
1 million dollar +	853	779

5. Infosys Leadership Institute

The Infosys Leadership Institute (ILI) continued its focus on enabling individual and collective leadership capabilities in fiscal 2022. This was also the year when some of the key leadership programs created organizational impact and won international recognition along the way. The succession planning program, Constellation Program, was awarded the prestigious ATD Award for Excellence in Practice 2022. The first phase of the program concluded with a significant addition to the succession pool and all the organizational strategic projects achieving the desired objectives. Working with a senior leadership panel, ILI has added a few more high potential leaders to the Constellation Program in the second phase commencing fiscal 2023.

The IamtheFuture women in leadership program had 307 women leaders completing the ILI-Stanford GSB certification with a collective effort of attending 40+ development programs, turning in 3,300+ assignments and 2,500+ learning days. The comprehensive talent reviews with the business heads have ensured specific actions to provide the right career and development support for every woman leader as also to gain commitment from the business heads on the representation of women in leadership roles in their organizations. In just the first year, the program has received the Women's Icon Asia D&I Champions Award in the category of Advancing Women.

ILI continued to offer an array of leadership programs, both internal and external, to all senior leaders in the organization. Working with eminent academic institutions, consulting firms and other leadership development organizations, ILI offered 100+ programs with 14,000+ total participants and 5,000+ learning days. Senior leaders, including the CXOs, facilitated a series of Leaders Teach programs to ensure contextualized development for our leaders.

6. Infosys Knowledge Institute

The Infosys Knowledge Institute (IKI) harnesses the intellectual capital of our employees, clients, partners, and academics to develop and share a deeper understanding of the business impact of technology and market trends. Combining surveys, quantitative analysis, and expert interviews, IKI creates perspectives, benchmarks, and diagnostic tools on trends across industries and functions. Current research themes include sustainability, artificial intelligence, data analytics, cloud, modernization, digital commerce, agile methods, and cybersecurity. Major works include the Digital Radar maturity assessment, TechCompass series, Practical Sustainability book and the Tech Navigator for future trends. IKI also publishes regularly in leading business and technology media, and conducts roundtables and seminars. For more information, go to https://infosys.com/iki.

7. ESG vision and ambitions

In October 2020, we launched our ESG Vision 2030 to "shape and share solutions that serve the development of businesses and communities". Today, our 2030 vision reflects how ESG will continue to be integral to Infosys' sustainable business performance. We will continue to be carbon-neutral across Scope 1, 2 and 3 emissions every year. We will expand reskilling initiatives to empower more than 10 million people with digital skills and more than 80 million with Tech for Good programs in e-governance, healthcare and education. We commit to nurturing greater inclusivity and strengthening our gender-diverse workforce with at least 45% women employees.

We will grow our stakeholder focus and bring the interests of our stakeholders to the fore through an empowered, diverse and inclusive Board. We will further strengthen data privacy and information security standards across global operations.

For more information about our ESG initiatives, read our ESG Vision 2030 document at https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/index.html.

Corporate governance report



Our corporate governance philosophy

Our corporate governance is a reflection of our value system, encompassing our culture, policies, and relationships with our stakeholders. Integrity and transparency are key to our corporate governance practices and performance, and ensure that we gain and retain the trust of our stakeholders at all times.

Corporate governance is an ethically-driven business process that is committed to values aimed at enhancing an organization's wealth-generating capacity. This is ensured by taking ethical business decisions and conducting business with a firm commitment to values, while meeting stakeholders' expectations. At Infosys, it is imperative that our Company affairs are managed in a fair and transparent manner. This is vital to gain and retain the trust of our stakeholders.

We are committed to defining, following and practicing the highest level of corporate governance across all our business functions.

Our corporate governance is a statement of the values we stand by as we conduct our business and engage with our stakeholders. Our Company has been a leader in adopting internationally-recognized corporate governance guidelines and has set the highest standards in abiding by them.

Our governance rests on our core value system of C-LIFE (Client Value, Leadership by Example, Integrity and transparency, Fairness and Excellence) and is guided by the OECD (Organization for Economic Cooperation and Development) principles. Our corporate governance framework thus encompasses:


G20/OECD Principles of Corporate Governance
1 Ensuring the basis for an effective corporate governance framework
2 The rights and equitable treatment of shareholders and key ownership functions
3 Institutional investors, stock markets and other intermediaries
4 The role of stakeholders in corporate governance
5 Disclosure and transparency
6 The responsibilities of the board
Infosys values: C-LIFE
Client Value
Leadership by Example
Integrity and Transparency
Fairness
Excellence
Responsible leadership
Lead by example by ensuring independence of the Board and effectiveness of the Management
Board as a trustee
Safeguard the shareholder's capital as trustee, and not as its owner
Legal compliance
Satisfy both the spirit and the letter of the law in all our actions and disclosures
Effective corporate governance
Build simple and transparent processes driven by business needs of all stakeholders
Integrity and transparency & Relationship with stakeholders
Ensure transparency and maintain a high level of integrity, driven by the dictum, 'When in doubt, disclose.'
Communicate frequently with stakeholders, including clients, investors, shareholders and stock markets
Fairness and excellence
Be objective and ethical, and deliver the best to earn trust and respect from our stakeholders
Infosys corporate governance framework

Our corporate governance is reinforced through the Company's Code of Conduct and Ethics, corporate governance guidelines and committee charters. Our Board and Management processes, audits and internal control systems reflect the corporate governance framework principles. This report gives a comprehensive look at how our governance adheres to the seven pillars of our governance framework.

Board as a trustee

The Board recognizes its primary role of trusteeship of shareholder capital and as a trustee, it strives to ensure excellence and integrity in setting world-class corporate governance standards.

Corporate governance guidelines

Strong corporate governance is the bedrock of our sustained performance and has helped us gain the trust and respect of all our stakeholders. The enhancement of these corporate governance standards, through periodic evaluation and change, is one of the most important aspects of ensuring value creation for our stakeholders.

Our corporate governance follows the guidelines established by the Board of the Company. These guidelines provide a structure within which directors and the Management can effectively pursue the Company's objectives for the benefit of its stakeholders. These are framed in conjunction with the Company's Memorandum & Articles of Association, the charters of the committees of the Board and applicable laws / regulations / guidelines in force in India and the US and other jurisdictions, as applicable. The guidelines can be accessed on our website, at https://www.infosys.com/investors/corporate-governance/Documents/corporate-governance-guidelines.pdf.

These guidelines ensure that the Board has the necessary authority and processes to review and evaluate our operations as and when required. Further, these allow the Board to make decisions that are independent of the Management. The Board, at its discretion, may change the guidelines periodically to achieve our stated objectives. In addition to these guidelines, the Company actively complies with the relevant global guidelines and standards and corporate governance codes.

Role of the Board of Directors

The primary role of the Board is that of trusteeship – to protect and enhance shareholder value. As trustees, the Board has a fiduciary responsibility to ensure that the Company has clear goals aligned to shareholder value and its growth. Further, the Board is also responsible for:

- Exercising appropriate control to ensure that the Company is managed efficiently to fulfill stakeholders' aspirations and societal expectations.
- Monitoring the effectiveness of the Company's governance practices and making changes as needed.
- Providing strategic guidance to the Company and ensuring effective monitoring of the Management.
- Exercising independent judgment on corporate affairs.
- Assigning sufficient non-executive members of the Board to tasks where there is a potential for conflict of interest, to be able to exercise independent judgment.
- Reviewing and guiding corporate strategy, major plans of action, risk policy, annual budgets and business plans, setting performance objectives, monitoring implementation and corporate performance, and overseeing major capital expenditures, acquisitions and divestments.

Independent directors

The Companies Act, 2013 and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("the Listing Regulations") define an 'independent director' as a person who, including his / her relatives, is or was not a promoter or employee or key managerial personnel of the company or its subsidiaries. Further, the person and his / her relatives should not have a material pecuniary relationship or transactions with the company or its subsidiaries, during the three immediate preceding financial years or during the current financial year, apart from receiving remuneration as an independent director.

We abide by these definitions of independent director, in addition to the definitions of an independent director as laid down in the New York Stock Exchange (NYSE) listed company manual, the Sarbanes-Oxley Act, and US securities laws by virtue of our listing on the NYSE in the US.

Based on the disclosures received from all independent directors and in the opinion of the Board, the independent directors fulfill the conditions specified in the Companies Act, 2013, the Listing Regulations, NYSE listing manual and are independent of the Management.

Board composition

The Company recognizes and embraces the importance of a diverse Board in its success. We believe that a truly diverse Board will leverage differences in thought, perspective, regional and industry experience, cultural and geographical background, age, ethnicity, race, gender, knowledge and skills, including expertise in financial, global business, leadership, information technology, mergers & acquisitions (M&A), board service and governance, sales and marketing, Environmental, Social and Governance (ESG), risk management and cybersecurity and other domains, which will ensure that Infosys retains its competitive advantage.

As on March 31, 2022, the Board comprised eight members, including a non-executive and non-independent Chairman, Chief Executive Officer & Managing Director, and six independent directors.

The profiles of Board members encompassing details of nationality, age, date of (re)appointment, tenure on Board, term ending date, shareholding, Board memberships in Indian listed companies, committee details as per Regulation 26 of the Listing Regulations and areas of expertise are given in the *Governance chapter* of the Integrated Report. There are no inter-se relationships between our Board members. The Company does not have any pecuniary relationship with any of the non-executive directors.

The Board has six committees – audit committee, nomination and remuneration committee, stakeholders relationship committee, risk management committee, corporate social responsibility (CSR) committee and ESG committee. All committees comprise only independent directors, one of whom is chosen as the chairperson of the committee. The Company also has a cybersecurity risk sub-committee, which is a sub-committee of the risk management committee comprising solely of independent directors.

Size and composition of the Board


The composition of our Board as on March 31, 2022
25%
Non-Executive and Non-Independent Director
Nandan M. Nilekani
Executive Director
Salil Parekh
75%
Independent directors
Kiran Mazumdar-Shaw
D. Sundaram
Michael Gibbs
Uri Levine
Bobby Parikh
Chitra Nayak
Indian 62.5%
37.5% Foreign national
Men 75%
Women 25%
Tenure analysis of the Board as on March 31, 2022
Average tenure (in years)
Non-executive, non-independent director 4.6
Executive directors 4.2
Independent directors 3.6
The Board 3.8
Tenure of the directors
<2 years
2-4 years
>4 years

Board meetings

Scheduling and selection of agenda items for Board meetings

The tentative dates of Board meetings for the next fiscal are decided in advance and published in the Annual Report as part of *Shareholder information*. The Chairman and the Company Secretary propose the agenda for each meeting, along with explanatory notes, in consultation with the CEO & MD, and distribute these in advance to the directors. Every Board member can suggest the inclusion of additional items in the agenda.

The Board meets at least once a quarter to review the quarterly results and other items on the agenda. Additional meetings are held when necessary. Independent directors are expected to attend at least four quarterly Board meetings and the AGM. However, with the Board being represented by independent directors from various parts of the world, it may not be possible for all of them to be physically present at all meetings. Hence, we provide video / teleconferencing facilities to enable their participation. Committees of the Board usually meet the day before the Board meeting, or whenever the need arises for transacting business.

The Board members are expected to rigorously prepare for, attend and participate in Board and applicable committee meetings. Each member is expected to ensure their other commitments do not materially interfere with their responsibilities with us.

Meeting of independent directors

For the Board to exercise free and fair judgment in all matters related to the functioning of the Company as well as the Board, it is important for the independent directors to have meetings without the presence of the executive management.

Schedule IV of the Companies Act, 2013 and the Rules thereunder mandate that the independent directors of the Company shall hold at least one meeting in a year, without the attendance of non-independent directors and members of the Management. Even before the Companies Act, 2013 came into effect, our Board's policy mandated periodic meetings attended exclusively by the independent directors.

During the year, the independent directors met four times. At such meetings, the independent directors discuss, among other matters, the performance of the Company and risks faced by it, the flow of information to the Board, competition, strategy, leadership strengths and weaknesses, governance, compliance, Board movements, succession planning, human resource matters and performance of the executive members of the Board, and the Chairman.

Also, the Board's policy is to have separate meetings regularly with independent directors to update them on all business-related issues and new initiatives. At such meetings, the executive directors and other members of the senior management share points of view and leadership thoughts on relevant issues.

Responsible leadership

Leading by example is a key tenet of corporate governance at Infosys. Both the Board and the Management work together to set the highest standards of responsible leadership.

Responsibilities of the Board leadership

We believe that an active, well-informed, diversified and independent board is necessary to ensure the highest standards of corporate governance. At Infosys, the Board is at the core of our corporate governance practice. The Board oversees the Management's functions and protects the long-term interests of our stakeholders.

The responsibilities and authority of the Chairman, the CEO & MD and the lead independent director are as follows:

Chairman

The Company has separated the role of Chairman and the Chief Executive Officer and Managing Director (CEO & MD) to create a more balanced governance structure. The Chairman leads the Board, and is responsible for fostering and promoting the integrity of the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders. He presides over all meetings of the Board and of the shareholders of the Company.

The Chairman takes a lead role in managing the Board and facilitates effective communication among directors. He is responsible for overseeing matters pertaining to governance, including the organization, composition and effectiveness of the Board and its committees, and performance of individual directors.

The Chairman works actively with the nomination and remuneration committee to plan the composition of the Board and Board committees, induct directors to the Board, plan for director succession, participate effectively in the Board evaluation process and meet with individual directors to provide constructive feedback and advice.

CEO & MD

The CEO & MD is responsible for executing corporate strategy in consultation with the Board, as well as for brand equity, planning, building external contacts and all matters related to the management of the Company. He is responsible for achieving annual and long-term business targets. The CEO & MD also monitors the external and internal competitive landscape, and new industry developments and standards, identifies opportunities for expansion and acquisition, and builds relationships with customers and markets with an eye to enhancing shareholder value and implementing the organization's vision, mission, and overall direction.

The CEO & MD acts as a link between the Board and the Management and is also responsible for leading and evaluating the work of other executive leaders including the Chief Financial Officer (CFO), Presidents and Executive Vice Presidents as per the organizational structure.

Lead Independent director

The lead independent director was appointed by the Board to ensure robust independent leadership of the Board. The general authority and responsibility of the lead independent director are decided by the group of independent directors. The lead independent director also performs additional duties as the Board determines.

The lead independent director provides leadership to the independent directors, liaises on behalf of the independent directors and ensures Board effectiveness in maintaining high-quality governance of the organization and effective functioning of the Board.

Key Board qualifications, expertise and attributes

The table below summarizes the key qualifications, skills, and attributes which are taken into consideration while nominating candidates to serve on the Board.

Financial	Diversity	Global business
Leadership of a financial firm or management of the finance function of an enterprise, resulting in proficiency in complex financial management, capital allocation, and financial reporting processes, or experience in actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions	Representation of gender, ethnic, geographic, cultural, or other perspectives that expand the Board's understanding of the needs and viewpoints of our customers, partners, employees, governments, and other stakeholders worldwide	Experience in driving business success in markets around the world, with an understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks, and a broad perspective on global market opportunities
Leadership	**Information Technology**	**Mergers and Acquisitions**
Extended leadership experience for a significant enterprise, resulting in a practical understanding of organizations, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth	A significant background in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation, and extend or create new business models	A history of leading growth through acquisitions and other business combinations, with the ability to assess 'build or buy' decisions, analyze the fit of a target with the Company's strategy and culture, accurately value transactions, and evaluate operational integration plans
Board service and governance	**Sales and marketing**	**Sustainability, and Environmental, Social and Governance (ESG)**
Service on a public company board to develop insights about maintaining board and management accountability, protecting shareholder interests, and observing appropriate governance practices	Experience in developing strategies to grow sales and market share, build brand awareness and equity, and enhance enterprise reputation	Experience in leading the sustainability and ESG visions of organizations, to be able to integrate these into the strategy of the Company

Risk management	Cybersecurity
Experience in identifying and evaluating the significant risk exposures to the business strategy of the Company and assess the Management's actions to mitigate the strategic, legal and compliance, and operational risk exposures	Experience in assessing and managing cybersecurity-related risks and in implementing the cybersecurity policies, procedures, and strategies

Selection and appointment of new directors

1. The Board delegates the screening and selection process to the nomination and remuneration committee, which consists exclusively of independent directors.
2. The committee based on defined criteria, as laid out in the Nomination and Remuneration Policy, presents a diverse slate of recommendations of eligible candidates to the Board.
3. The Board recommends the appointment of the director to the shareholders.
4. The proposal is placed before the shareholders for approval.

Succession planning

The nomination and remuneration committee works with the Board on the leadership succession plan to ensure orderly succession in appointments to the Board and to senior management positions. The Company strives to maintain an appropriate balance of skills and experience within the organization and the Board in an endeavor to introduce new perspectives while maintaining experience and continuity. In addition, promoting senior management within the organization fuels the ambitions of the talent force to earn future leadership roles.

Training of Board members

All new non-executive directors inducted to the Board are introduced to our Company culture through orientation sessions. Executive directors and senior management provide an overview of operations, and familiarize the new non-executive directors on matters related to our values and commitments. They are also introduced to the organization structure, services, Group structure and subsidiaries, constitution, Board procedures, matters reserved for the Board, major risks and risk management strategy. The details of the familiarization program are also available on the Company's website, at https://www.infosys.com/investors/reports-filings/Documents/training-board-members2022.pdf.

We also facilitate the continual educational requirements of our directors. Each director is entitled to a training fee of US$ 5,000 per year. Support is provided for independent directors if they choose to attend educational programs in the areas of Board / corporate governance. Non-executive and independent directors of the Board are familiarized through engagements such as:

Strategy retreat: As part of our annual strategy planning process, we organize a management strategy retreat with the Board to deliberate on various topics related to strategic planning, progress of ongoing strategic initiatives, risks to strategy execution and the need for new strategic programs to achieve the Company's long-term objectives. This serves the dual purpose of providing a platform for the Board members to bring their expertise to various strategic initiatives, while also providing an opportunity for them to understand detailed aspects of execution and challenges relating to the specific theme. This was organized virtually this time.

In summary, through this process, members of the Board get a comprehensive and balanced perspective on the strategic issues facing the Company, the competitive differentiation being pursued by the Company and an overview of the execution plan. In addition, this event allows the members of the Board to interact closely with the senior leadership of the Company.

The details of the training programs attended by the Board members in fiscal 2022 are as follows:

Name of the director	No. of training hours attended during fiscal 2022
Nandan M. Nilekani	3
Salil Parekh	3
Kiran Mazumdar-Shaw	3
D. Sundaram	3
Michael Gibbs	3
Uri Levine	3
Bobby Parikh	3
Chitra Nayak	3
Total hours	**24**

Effective corporate governance

Our legacy of good corporate governance has translated into trust from all stakeholders. To maintain this trust, continuous efforts are made to facilitate effective corporate governance measures such as constitution, governance and working of Board committees.

Availability of information to Board members

The Board has unrestricted access to all Company-related information, including that of our employees. At Board meetings, managers and representatives who can provide additional insights into the items being discussed are invited. Information is provided to the Board members on a continuous basis for their review, inputs and approval. Strategic and operating plans are presented to the Board in addition to the quarterly and annual financial statements. Specific cases of acquisitions, important managerial decisions, material positive / negative developments and statutory matters are presented to the committees of the Board and later, with the recommendation of the committees, to the Board for its approval. As a process, information to directors is submitted along with the agenda well in advance of Board meetings. Inputs and feedback of Board members are taken and considered while preparing the agenda and documents for the Board meetings. At these meetings, directors can provide their inputs and suggestions on various strategic and operational matters.

Attendance of directors during fiscal 2022

During the year, eight Board meetings were held.

Board attendance

Name of the directors	AGM Jun 19, 2021	Board meeting dates								Held during tenure	Attended	% of attendance
		1 Apr 13-14, 2021	2 May 18, 2021	3 Jul 13-14, 2021	4 Oct 12-13, 2021	5 Dec 06, 2021	6 Dec 14, 2021	7 Jan 11-12, 2022	8 Mar 22, 2022			
Nandan M. Nilekani	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	8	8	100
Salil Parekh	Video conference	Video conference	Video conference	Video conference	Video conference	Call	Video conference	Video conference	Call	8	6	75
U.B. Pravin Rao[1]	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	NA	NA	NA	5	5	100
Kiran Mazumdar-Shaw	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	Call	8	7	88
D. Sundaram	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	8	8	100
Michael Gibbs	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	8	8	100
Uri Levine	Video conference	Video conference	Leave	Video conference	Video conference	Video conference	Video conference	Video conference	Leave	8	6	75
Bobby Parikh	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	8	8	100
Chitra Nayak	Video conference	Video conference	Leave	Video conference	Video conference	Video conference	Video conference	Video conference	Video conference	8	7	88
Attendance percentage	100%	100%	78%	100%	100%	89%	100%	100%	63%			

Attended through video conference | Attended | Leave of absence | Attended through call

[1] Retired as Whole-time Director and COO effective December 12, 2021

Governance of Board committees

The Board, in consultation with the nomination and remuneration committee, is responsible for assigning and fixing terms of service for committee members.

The Chairman of the Board, in consultation with the Company Secretary and the respective committee chairperson, determines the frequency of the committee meetings. Normally, all the committees meet four times a year. The recommendations of the committees are submitted to the Board for approval. During the year, all recommendations of the committees were approved by the Board.

The quorum for meetings is the higher of two members or one-third of the total number of members of the committee.

Board committees as on March 31, 2022


The Board
Audit committee
D. Sundaram
Michael Gibbs
Bobby Parikh
Nomination and remuneration committee
Kiran Mazumdar-Shaw
D. Sundaram
Michael Gibbs
Corporate social responsibility committee
Kiran Mazumdar-Shaw
Uri Levine
Chitra Nayak
Environmental, Social and Governance committee
Kiran Mazumdar-Shaw
Uri Levine
Chitra Nayak
Risk management committee
D. Sundaram
Michael Gibbs
Kiran Mazumdar-Shaw
Uri Levine
Bobby Parikh
Chitra Nayak
Cybersecurity risk sub-committee
Michael Gibbs
D. Sundaram
Uri Levine
Stakeholders relationship committee
D. Sundaram
Bobby Parikh
Chitra Nayak
Chairperson
Member

Audit committee



D. Sundaram
Chairperson and Financial Expert

The audit committee ("the Committee") comprises only independent directors. As on March 31, 2022, the Committee comprised:

1. D. Sundaram, *Chairperson and Financial Expert*
2. Michael Gibbs
3. Bobby Parikh

The Company Secretary acts as the secretary to the audit committee.

Objectives of the Committee

The primary objective of the Committee is to assist the Board with oversight of:

1. The accuracy, integrity and transparency of the Company's financial statements with adequate and timely disclosures;
2. Compliance with legal and regulatory requirements;
3. The Company's independent auditors' professional qualifications and independence;
4. The performance of the Company's independent auditors and internal auditors; and
5. Acquisitions and investments made by the Company.

Audit committee charter

In India, we are listed on the BSE Limited (BSE) and the National Stock Exchange of India Limited (NSE). We are also listed on NYSE in the US. In India, Regulation 18 of the Listing Regulations and in the US, the Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) mandate that listed companies adopt an appropriate audit committee charter. The Committee is guided by the charter adopted by the Board, available on the Company's website, at https://www.infosys.com/investors/corporate-governance/Documents/audit-committee-charter.pdf. The charter is reviewed annually and was last amended on April 20, 2020, to keep it relevant to the current composition and functions of the Committee.

Process adopted by the Committee to fulfill its objectives
Ensuring an effective and independent internal audit function, which works to provide assurance regarding the adequacy and operation of internal controls and processes intended to safeguard the Company's assets, effective and efficient use of the Company's resources and, timely and accurate recording of all transactions
Meeting the independent auditor from time to time to discuss key observations relating to the financial statements for the relevant period
Providing an independent channel of communication for the Chief Compliance Officer, internal auditor and the independent auditor
Inviting members of the Management, and at its discretion, external experts in legal, financial and technical matters, to provide advice and guidance
Reviewing its own charter, structure, processes and membership periodically, and recommending proposed changes to the Board for approval
Meeting at least four times in a year and not more than 120 days shall elapse between two meetings
Providing periodic feedback and reports to the Board

Committee governance

The Committee fulfills the requirements of:

- Audit committee charter
- Section 149 and 177 of the Companies Act, 2013
- Regulation 18 of the Listing Regulations
- NYSE guidelines, as applicable

The Committee, to carry out its responsibilities efficiently and transparently, relies on the Management's financial expertise and that of the internal and independent auditors. The Management is responsible for the Company's internal control over financial reporting and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the Generally Accepted Auditing Principles and for issuing a report based on the audit.

The Committee met seven times during the year, which is more than the requirement of the Companies Act, 2013 and the Listing Regulations.

Composition and attendance

100%	3	7	100%
Independence	**Members**	**Meetings**	**Attendance**

Attendance details of the audit committee

Audit committee meeting

Name of the directors	Committee meeting dates							Held during tenure	✓	% of attendance
	1	2	3	4	5	6	7			
	Apr 13-14, 2021	Jul 13-14, 2021	Sept 14-15, 2021	Oct 12-13, 2021	Dec 06, 2021	Jan 11-12, 2022	Mar 22, 2022			
D. Sundaram	VC	VC	VC	VC	VC	VC	VC	7	7	100
Michael Gibbs	VC	VC	VC	VC	VC	VC	VC	7	7	100
Bobby Parikh	VC	VC	VC	VC	VC	VC	VC	7	7	100
Attendance percentage	100%	100%	100%	100%	100%	100%	100%			

VC: Attended through video conference ✓: Attended

Audit committee report for the year ended March 31, 2022

Activities of the Committee during the year	Frequency
The Management shared the Company's financial statements, prepared in accordance with the Indian Accounting Standards (Ind AS) as specified under the Companies Act, 2013, read with the relevant rules thereunder and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, with the Committee.	Q
Held discussions with the auditors (without the presence of members of the Management, whenever necessary) regarding the Company's audited financial statements and sought the auditors' judgment on the quality and applicability of the accounting principles, the reasonableness of significant judgments, the adequacy of disclosures in the financial statements and other matters as the Committee deemed necessary.	Q
Undertook an annual performance evaluation of its own effectiveness.	A
Reviewed with independent auditors the nature and scope of the audit, and reviewed the audit engagement to ascertain adequacy and appropriateness.	A
Reviewed the Management's discussion and analysis of the financial condition and results of operations	A
Discussed with the auditors the matters required by Public Company Accounting Oversight Board (PCAOB) Auditing Standard 1301, as adopted by the PCAOB in Rule 3200.	A
Besides discussing the overall scope and plan for the internal audit and requirements of SEC, SEBI and other regulatory bodies, the Committee also reviewed the adequacy and effectiveness of the Company's legal, regulatory and ethics compliance programs.	Q
Recommended the selection and evaluation of the independent auditors in accordance with the law. It also recommends to the Board the remuneration and terms of appointment of the internal, secretarial and independent auditors.	P
Helped the Board monitor the Management's financial reporting process	P
Reviewed the process adopted by the Management on impairment of assets including financial assets and goodwill.	P

Reviewed the significant transactions of the subsidiaries including related party transactions.	P
Recommended incorporation of new subsidiaries and overseas branches, and further investments in the existing subsidiaries	P
Recommended buyback of shares and reviewed the progress of the buyback till its successful completion	P
Reviewed and approved related party transactions and recommended for the approval of the Board wherever necessary	P
Reviewed the performances of the acquired entities, approved and recommended the investments, divestments and acquisitions made during the year for the approval of the Board.	P
Monitored and reviewed the mechanism to track the compliances under insider trading regulations and also reviewed the legal and compliance updates in addition to the investigations of the whistleblower complaints received during the year.	Q
Reviewed, approved and recommended amendments to Related Party Transaction Policy and Policy for Determining Materiality of Disclosures	A
Reviewed the annual assessment of statutory and internal auditors conducted by the Management	A
Reviewed the Treasury Policy, code on fair disclosures and investor relations, and insider Trading Policy and recommended the changes thereof	A

Frequency **A** Annually **Q** Quarterly **P** Periodically

Recommendations of the Committee

Based on its discussion with the Management and the auditors, and a review of the representations of the Management and the report of the auditors, the Committee has recommended the following to the Board:

- The Company's quarterly financial statements, prepared in accordance with the Indian Accounting Standards (Ind AS) as specified under the Companies Act, 2013, read with the relevant rules thereunder and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board
- The audited financial statements of Infosys Limited, prepared in accordance with Ind AS, for the year ended March 31, 2022, be accepted by the Board as a true and fair statement of the financial status of the Company
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in accordance with Ind AS, for the year ended March 31, 2022, be accepted by the Board as a true and fair statement of the financial status of the Group
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in Indian rupee in accordance with IFRS, for the year ended March 31, 2022, be accepted by the Board as a true and fair statement of the financial status of the Group
- The audited consolidated financial statements of Infosys Limited and its subsidiaries, prepared in US dollar in accordance with IFRS, for the year ended March 31, 2022, be accepted by the Board as a true and fair statement of the financial status of the Group and included in the Company's Annual Report on Form 20-F, to be filed with the U.S. Securities and Exchange Commission (SEC)
- Recommended, the re-appointment of Deloitte Haskins & Sells, LLP, Chartered Accountants as the statutory auditors of the Company under Section 139 of the Companies Act, 2013 subject to the approval of shareholders of the Company. Deloitte will hold office for another term of 5 consecutive years commencing from the conclusion of 41st AGM (for FY 22-23) and ending with the conclusion of 46th AGM (for FY 26-27).
- The appointment of Ernst & Young LLP as the internal auditors of the Company for the year ending March 31, 2023, to review various operations of the Company
- The appointment of Makarand M. Joshi & Co. Practicing Company Secretaries, as secretarial auditor for the year ending March 31, 2023, to conduct the secretarial audit as prescribed under Section 204 and other applicable sections of the Companies Act, 2013
- The Committee reviewed the physical and digital risks and controls around scenarios arising on account of COVID-19 and the Company's assessment of the impact of COVID-19 on various items of the financial statement ended March 31, 2022. The Committee also reviewed accounting judgments and other matters in light of COVID-19.
- The Committee will be issuing a letter in line with Recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, to be provided in the financial statements prepared in accordance with IFRS in the Annual Report on Form 20-F .

Relying on its review and the discussions with the Management and the independent auditors, the Committee believes that the Company's financial statements are fairly presented in conformity with Ind AS and IFRS and that there is no significant deficiency or material weakness in the Company's internal control over financial reporting. In conclusion, the Committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the audit committee charter. The Board accepted all recommendations made by the audit committee.

Sd/-

Bengaluru
April 13, 2022

D. Sundaram
Chairperson

Nomination and remuneration committee



Kiran Mazumdar-Shaw
Chairperson

The nomination and remuneration committee ("the Committee") comprises only independent directors. As on March 31, 2022, the Committee comprised:

1. Kiran Mazumdar-Shaw, *Chairperson*
2. D. Sundaram
3. Michael Gibbs

Objectives of the Committee

The main objectives and responsibilities of the nomination and remuneration committee of the Board is to:

1. Assist the Board in discharging its responsibilities relating to compensation of the Company's executive directors, Key Managerial Personnel (KMP) and senior management
2. Evaluate and approve the adequacy of the compensation plans, policies, programs and succession plans for the Company's executive directors, KMP and senior management
3. Formulate criteria for determining Board composition, Board effectiveness, Board succession, and independent functioning of the Board
4. Administration of equity based plans / schemes approved by the shareholders
5. Oversee the Company's nomination process for the KMP and senior management and identify through a comprehensive selection process, individuals qualified to serve as directors, KMP and senior management consistent with the criteria approved by the Board
6. Recommend the appointment and removal of directors, for approval of the shareholders
7. Evaluate the performance of the Board, including committees and individual directors
8. Leadership development and succession planning of the organization
9. Develop and maintain corporate governance policies applicable to the Company
10. Devise a policy on Board diversity and sustainability

Committee governance

The Committee fulfills the requirements of:

- Nomination and remuneration committee charter
- Section 178 of the Companies Act, 2013
- Regulation 19 of the Listing Regulations
- NYSE guidelines, as applicable

The Committee oversees key processes through which the Company recruits new members to its Board, and the processes through which the Company recruits, motivates and retains outstanding senior management as well as the Company's overall approach to human resources management.

The Board amended the charter of the nomination and remuneration committee on January 12, 2022 and the Nomination and Remuneration Policy on April 13, 2022. The committee charter and policy are available on our website, at:

Charter: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-committee-charter.pdf

Policy: https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf

The nomination and remuneration committee met five times during fiscal 2022.

Composition and attendance

100% Independence	3 Members	5 Meetings	100% Attendance

Attendance details of the nomination and remuneration committee

Nomination and remuneration committee meeting								
Name of the directors	Committee meeting dates					Held during tenure	✓	% of attendance
	1	2	3	4	5			
	Apr 13, 2021	May 18, 2021	Jul 13, 2021	Oct 07, 2021	Jan 11, 2022			
Kiran Mazumdar-Shaw	Attended through video conference	Attended through video conference	Attended through video conference	Attended through video conference	Attended through video conference	5	5	100
D. Sundaram	Attended through video conference	Attended through video conference	Attended through video conference	Attended through video conference	Attended through video conference	5	5	100
Michael Gibbs	Attended through video conference	Attended through video conference	Attended through video conference	Attended through video conference	Attended through video conference	5	5	100
Attendance percentage	100%	100%	100%	100%	100%			

Attended through video conference ✓ Attended

Nomination and remuneration committee report for the year ended March 31, 2022

Activities of the Committee during the year	Frequency
The Committee made regular reports to the Board regarding its actions and made recommendations to the Board, as appropriate.	Q
Recommended the appointment of Egon Zehnder, a leadership advisory firm on board matters, to assist in evaluating the members of the Board, its committees, and the Board as a whole. Accordingly, the exercise was completed during fiscal 2022.	A
Undertook a review of the succession plans for key leadership positions, and helped to shape and monitor the development plans of the key leadership	P
Reviewed the responsibilities of the Board-level committees and based on the expertise of the members of the Board, recommended for the reconstitution of the committees	P
The Committee recommended the institution of the Environmental, Social and Governance committee comprising independent directors as members of the committee	P
Based on performance evaluation and considering diverse skills, leadership capabilities, expertise in governance and finance, risk management and vast global experience, among others, recommended reappointment of D. Sundaram as an independent director for a second term of five years.	P
Based on performance evaluation, recommended the reappointment of Nandan M. Nilekani, who is eligible to retire by rotation at the ensuing AGM	A
Reviewed the measures taken by the Company for the health, safety and well-being of employees and for business continuity during COVID-19	P
Reviewed the mechanism of business enablement to thrive in the new normal, post COVID-19, including future-ready careers, leadership program for women, right and inclusive culture of leaders	P
Placed substantial focus on improving the overall diversity of the workforce and enhancing employee engagement through real-time feedback from employees	P
Stock incentives were approved and granted to eligible employees of the Company and subsidiaries during the year under the 2015 Plan and the 2019 Plan	P
Designed, benchmarked and continuously reviewed the compensation program for the Board and the CEO & MD against the achievement of measurable performance goals	P
The Committee undertook an annual performance evaluation of its own effectiveness.	A
Reviewed, approved and recommended amendments to the Nomination and Remuneration Committee Charter and policy	A
The Committee reviewed various initiatives undertaken by the Company to ensure the safety, security and well-being of employees, as well as their overall development through learning programs and on-the-job training.	Q

Frequency **A** Annually **Q** Quarterly **P** Periodically

Sd/-

Bengaluru
April 12, 2022

Kiran Mazumdar-Shaw
Chairperson

Corporate social responsibility committee



Kiran Mazumdar-Shaw
Chairperson

The corporate social responsibility committee ("the Committee") comprises only independent directors. As on March 31, 2022, the Committee comprised:

1. Kiran Mazumdar-Shaw, *Chairperson*
2. Chitra Nayak
3. Uri Levine

Our CSR philosophy

We focus on our social and environmental responsibilities to fulfill the needs and expectations of the communities around us. Our CSR is not limited to philanthropy, but encompasses holistic community development, institution-building and sustainability-related initiatives.

Objectives and responsibilities of the Committee

The primary objective of the Committee is to assist the Board in fulfilling its corporate social responsibility. The Committee has overall responsibility for:

1. Identifying the areas of CSR activities
2. Recommending the amount of expenditure to be incurred on the identified CSR activities
3. Implementing and monitoring the CSR Policy from time to time
4. Coordinating with Infosys Foundation or other such agency in implementing programs and executing initiatives as per the CSR Policy of the Company
5. Reporting progress of various initiatives and in making appropriate disclosures on a periodic basis
6. Other items / matters prescribed under applicable law or prescribed by the Board of directors from time to time

Committee governance

The Committee comprised three independent directors and fulfill the requirements of:

- Section 135 of the Companies Act, 2013
- CSR committee charter

The CSR committee is responsible for overseeing the activities / functioning of the Infosys Foundation, Infosys Foundation USA and other initiatives undertaken by the Company, in identifying the areas of CSR activities, programs and execution of initiatives as per defined guidelines. The Foundations, in turn, guide the CSR committee in reporting the progress of deployed initiatives, and making appropriate disclosures on a periodic basis.

The CSR committee met four times during fiscal 2022.

Composition and attendance

100%	3	4	100%
Independence	Members	Meetings	Attendance

Attendance details of the corporate social responsibility committee

CSR committee meeting

Name of the directors	Committee meeting dates				Held during tenure	Attended	% of attendance
	1	2	3	4			
	Apr 07, 2021	Jul 06, 2021	Oct 05, 2021	Jan 04, 2022			
Kiran Mazumdar-Shaw	VC	VC	VC	VC	4	4	100
U.B. Pravin Rao[(1)]	VC	VC	VC	NA	3	3	100
Chitra Nayak	VC	VC	VC	VC	4	4	100
Uri Levine[(2)]	NA	NA	NA	NA	0	0	NA
Salil Parekh[(3)]	NA	NA	NA	VC	1	1	100
Attendance percentage	100%	100%	100%	100%			

VC: Attended through video conference; Attended

(1) U.B. Pravin Rao ceased to be a member of the Committee due to retirement effective December 12, 2021.

(2) Uri Levine was appointed as a member of the Committee effective January 13, 2022.

(3) Salil Parekh was appointed as a member of the Committee effective December 13, 2021 and ceased to be a member of the Committee effective January 12, 2022.

CSR committee policy and charter

The Committee, with the approval of the Board, has adopted the CSR Policy as required under Section 135 of the Companies Act, 2013. The Board amended the charter of the CSR committee and CSR Policy on July 14, 2021. The committee charter and policy are available on our website, at:

Charter: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-committee-charter.pdf

Policy: https://www.infosys.com/investors/corporate-governance/documents/corporate-social-responsibility-policy.pdf

CSR report

The CSR report, including CSR activities as required under the Companies Act, 2013, for the year ended March 31, 2022, is attached as *Annexure 6* to the *Board's report*.

The Committee, on a periodic basis, reviewed and approved the budget and disbursement for Infosys Foundation and Infosys Foundation USA. The Committee ensures that at least 2% of the average net profits of the Company made during the three immediately preceding financial years is spent for CSR activities in India during the year and the CSR amount spent in the US, Europe and Australia is over and above the statutory requirement in India. Accordingly, during fiscal 2022, the Company has spent ₹344.91 crore on various projects. The unspent balance of ₹51.79 crore is towards various ongoing projects mainly related to COVID-19 relief efforts and will be transferred to the unspent CSR account and spent in accordance with the Companies (Corporate Social Responsibility Policy) Rules, 2014 and amendments thereunder.

Sd/-

Bengaluru
April 11, 2022

Kiran Mazumdar-Shaw
Chairperson

ESG committee



Kiran Mazumdar-Shaw
Chairperson

The ESG committee ("the Committee") was constituted with effect from April 14, 2021. Infosys is one of the first Indian Companies to have a voluntary Independent Board ESG committee to oversee the Company's ESG priorities. The Committee comprises only independent directors. As on March 31, 2022, the Committee comprised:

1. Kiran Mazumdar-Shaw, *Chairperson*
2. Chitra Nayak
3. Uri Levine

Objectives and responsibilities of the Committee

1. Guide the creation of the ESG Vision 2030 and ambitions of the Company and continuously review updates and progress on the ESG vision and goals.
2. Review the ESG Operations Council and its working.
3. Ensure that the Company is taking the appropriate measures to undertake and implement actions to further its ESG vision and ambitions.
4. Review any statutory requirements for sustainability reporting e.g., Business Responsibility and Sustainability Reporting (BRSR) and guide Infosys' leadership on global ESG assessments.
5. Review and reassess the adequacy of ESG committee charter periodically and recommend any proposed changes to the Board for approval.

Committee governance

The main responsibility of the ESG committee is to guide the ESG journey of the Company embarked from 2011. The ESG committee charter can be accessed at https://www.infosys.com/investors/corporate-governance/documents/environment-social-governance-committee-charter.pdf.

The Company's ESG Vision 2030 and ESG data book 2022 can be accessed at https://www.infosys.com/about/corporateresponsibility.html.

Composition and attendance

100% Independence	**3** Members	**3** Meetings	**100%** Attendance

Attendance details of the ESG committee

ESG committee meeting

Name of the directors	Committee meeting dates			Held during tenure	Attended	% of attendance
	1	2	3			
	Jul 13, 2021	Oct 05, 2021	Jan 05, 2022			
Kiran Mazumdar-Shaw	Attended through video conference	Attended through video conference	Attended through video conference	3	3	100
Chitra Nayak	Attended through video conference	Attended through video conference	Attended through video conference	3	3	100
Uri Levine	Attended through video conference	Attended through video conference	Attended through video conference	3	3	100
Attendance percentage	100%	100%	100%			

Attended through video conference   Attended

ESG committee report for the year ended March 31, 2022

Activities of the Committee during the year	Frequency
The Committee made regular reports to the Board regarding its actions and made recommendations to the Board as appropriate.	Q
Recommended the ESG committee charter for the Board's approval	P
Approved the constitution of the ESG operations council and its charter	P
Reviewed the digital skilling and reskilling initiative of the Company	A
Monitored the Company's progress on Diversity, Equity & Inclusion leadership, including training initiatives on unconscious bias	Q
Reviewed the Company's position with respect to ESG assessments and provided directions to address gaps	Q
Reviewed client engagements on climate actions and sustainability	A
Reviewed performance against NGRBC principles, policies and tracked follow up action	P
Reviewed the progress on ESG ambitions	Q

Frequency   **A** Annually   **Q** Quarterly   **P** Periodically

Sd/-

Bengaluru
April 11, 2022

Kiran Mazumdar-Shaw
Chairperson

Risk management committee



D. Sundaram
Chairperson

The risk management committee ("the Committee") comprises only independent directors. As on March 31, 2022, the Committee comprised:

1. D. Sundaram, *Chairperson*
2. Kiran Mazumdar-Shaw
3. Michael Gibbs
4. Uri Levine
5. Bobby Parikh
6. Chitra Nayak

Objectives and responsibilities of the Committee

The primary objectives of the Committee are to assist the Board in the following:

1. To assist the Board in fulfilling its corporate governance oversight responsibilities with regard to the identification, evaluation and mitigation of strategic, operational, and external environment risks
2. To monitor and approve the enterprise risk management framework and associated practices of the Company
3. To periodically assess risks to the effective execution of business strategy by reviewing key leading indicators in this regard
4. To periodically review the risk management processes and practices of the Company and ensure that the Company is taking the appropriate measures to achieve prudent balance between risk and reward in both ongoing and new business activities
5. To evaluate significant risk exposures of the Company and assess the Management's actions to mitigate the exposures in a timely manner
6. To evaluate risks related to cybersecurity and ensure appropriate procedures are in place to mitigate these risks in a timely manner
7. To coordinate its activities with the audit committee in instances where there is any overlap with audit activities
8. To review and reassess the adequacy of the Charter periodically and recommend any proposed changes to the Board for approval
9. To ensure access to any internal information necessary to fulfill its oversight role and obtain advice and assistance from internal or external legal, accounting or other advisors
10. To appoint, remove and approve terms of remuneration of the Chief Risk Officer

Committee governance

The Committee comprises only independent directors and fulfills the requirements of:

- Risk management committee charter
- Regulation 21 of the Listing Regulations
- NYSE guidelines, as applicable

The Committee met four times during fiscal 2022.

Risk management committee charter

The risk management committee charter as amended on July 14, 2021 is available on the Company's website, at https://www.infosys.com/investors/corporate-governance/documents/risk-management-committee-charter.pdf.

Composition and attendance

100%	6	4	100%
Independence	**Members**	**Meetings**	**Attendance**

Attendance details of the risk management committee

Risk management committee meeting

Name of the directors	Committee meeting dates				Held during tenure	✓	% of attendance
	1	2	3	4			
	Apr 08, 2021	Jul 08, 2021	Oct 06, 2021	Jan 06, 2022			
D. Sundaram	VC	VC	VC	VC	4	4	100
Kiran Mazumdar-Shaw	VC	VC	VC	VC	4	4	100
Michael Gibbs	VC	VC	VC	VC	4	4	100
Uri Levine	VC	VC	VC	VC	4	4	100
Bobby Parikh	VC	VC	VC	VC	4	4	100
Chitra Nayak	VC	VC	VC	VC	4	4	100
Attendance percentage	100%	100%	100%	100%			

VC Attended through video conference ✓ Attended

Risk management committee report for the year ended March 31, 2022

Activities of the Committee during the year	Frequency
Reviewed risks in market and client-specific demand environment.	P
Reviewed risks and mitigation actions to strategic programs covering sales, cost optimization, automation, employee engagement and retention.	P
Reviewed the framework to assess potential risks in client and vendor contracts, approval processes and policies.	P
Reviewed service delivery risks in critical client engagements.	P
Reviewed the risks and assessed mitigation actions put in place to tackle challenges arising due to geopolitical conflicts including the crisis in Eastern Europe	P
Reviewed and reassessed the adequacy of the Committee's charter and recommended any proposed changes to the Board for approval.	P
Reviewed the governance of contractual liabilities	P
Reviewed assessment and mitigation of risks arising due to multiple waves of COVID-19, covering all the areas impacting the organization. Reviewed the readiness of the organization for post-pandemic operational resilience.	Q
Reviewed risks related to client counterparty credit risk and revenue concentration	Q
Assessed top risks to the effective execution of the Company's strategy; tracked trend lines of top strategic, operational and compliance-related risks, the likelihood of their occurrence, potential impact and progress of mitigation actions	Q
Reviewed the Company's information security and data privacy policies, related system controls, GDPR and similar regulatory requirements, risks and progress of mitigation actions.	Q
Submitted regular reports and recommendations to the Board with respect to risk management and mitigation procedures.	Q
Reviewed and approved the Enterprise Risk Management Framework of the Company	A
The Committee undertook an annual performance evaluation of its own effectiveness.	A

Frequency **A** Annually **Q** Quarterly **P** Periodically

Sd/-

Bengaluru
April 11, 2022

D. Sundaram
Chairperson

Cybersecurity risk sub-committee



Michael Gibbs
Chairperson and cybersecurity expert

The cybersecurity risk sub-committee ("the sub-committee") comprises only independent directors. As on March 31, 2022, the sub-committee comprised:

1. Michael Gibbs, *Chairperson and cybersecurity expert*
2. D. Sundaram
3. Uri Levine

Committee governance

The risk management committee constituted a cybersecurity risk sub-committee in April 2019. This sub-committee was voluntarily constituted to focus on cybersecurity-related threats. The objective of the sub-committee is to assess cybersecurity-related risks and the preparedness of the Company to mitigate and react to such risks. The sub-committee meets periodically and recommends its findings, if any, to the risk management committee. The sub-committee has appointed an external consultant who is an expert in security engineering to advice and guide the sub-committee on cybersecurity matters.

The sub-committee met four times during fiscal 2022.

Composition and attendance

100%	3	4	92%
Independence	Members	Meetings	Attendance

Attendance details of the cybersecurity risk sub-committee

Cybersecurity risk sub-committee meeting							
Name of the directors	Committee meeting dates				Held during tenure	Attended	% of attendance
	1	2	3	4			
	Apr 05, 2021	Jul 08, 2021	Oct 06, 2021	Jan 05, 2022			
Michael Gibbs	Attended through video conference	Attended through video conference	Attended through video conference	Attended through video conference	4	4	100
D. Sundaram	Attended through video conference	Attended through video conference	Attended through video conference	Attended through video conference	4	4	100
Uri Levine	Leave of absence	Attended through video conference	Attended through video conference	Attended through video conference	4	3	75
Attendance percentage	67%	100%	100%	100%			

Attended through video conference | Attended | Leave of absence

Cybersecurity risk sub-committee report for the year ended March 31, 2022

Activities of the Committee during the year	Frequency
Reviewed security and IT vendor concentration and ownership pattern	P
Reviewed security culture and awareness initiatives along with consequence management for violations	P
Reviewed heightened external threat environment including risks from geopolitical conflicts	P
Reviewed the threat landscape and incident metrics, global ransomware attacks, log4j vulnerability and Infosys preparedness	Q
Reviewed security program maturity assessment and external benchmarking	A

Frequency **A** Annually **Q** Quarterly **P** Periodically

Sd/-

US **Michael Gibbs**

April 05, 2022 *Chairperson*

Stakeholders relationship committee



D. Sundaram
Chairperson

The stakeholders relationship committee ("the Committee") comprises only independent directors. As on March 31, 2022, the Committee comprised:

1. D. Sundaram, *Chairperson*
2. Bobby Parikh
3. Chitra Nayak

The Board has appointed A.G.S. Manikantha, Company Secretary, as the Compliance Officer, as required under the Listing Regulations, and the Nodal Officer to ensure compliance with the IEPF rules.

Purpose of the Committee

The purpose of the Committee is to assist the Board and the Company to oversee the various aspects of interests of stakeholders of the Company. The term 'stakeholder' includes shareholders, debenture holders and other security holders.

Objectives and responsibilities of the Committee

The primary objectives of the Committee are to:

1. Consider and resolve the security holders' concerns or complaints
2. Monitor and review the investor service standards of the Company
3. Take steps to develop an understanding of the views of shareholders about the Company, either through direct interaction, analysts' briefings or survey of shareholders
4. Oversee and review the engagement and communication plan with shareholders and ensure that the views and concerns of the shareholders are highlighted to the Board at the appropriate time and that steps are taken to address such concerns

Committee governance

The Committee comprises three independent directors and performs the functions as required by:

- Section 178 of the Companies Act, 2013 and rules framed thereunder
- Regulation 20 of the Listing Regulations and other regulations and laws, as applicable
- NYSE guidelines, as applicable
- Stakeholders relationship committee charter

Stakeholders relationship committee charter

The stakeholders relationship committee charter is available on the Company's website, at https://www.infosys.com/investors/corporate-governance/documents/stakeholders-relationship-committee.pdf.

Composition and attendance

100%	3	4	100%
Independence	Members	Meetings	Attendance

Attendance details of the stakeholders relationship committee

Stakeholders relationship committee meeting

Name of the directors	Committee meeting dates				Held during tenure	✓	% of attendance
	1	2	3	4			
	Apr 07, 2021	Jul 06, 2021	Oct 07, 2021	Jan 04, 2022			
D. Sundaram	VC	VC	VC	VC	4	4	100
Bobby Parikh	VC	VC	VC	VC	4	4	100
U. B. Pravin Rao[1]	VC	VC	VC	NA	3	3	100
Chitra Nayak	VC	VC	VC	VC	4	4	100
Attendance percentage	100%	100%	100%	100%			

VC: Attended through video conference ✓ Attended

[1] Ceased to be a member of the Committee due to retirement effective December 12, 2021

Shareholding as on March 31, 2022

Shareholding mode


310
Members
22,28,255
51,30,197
Shares
420,16,08,444
0.12%
% Equity
99.88%
Dematerialized
Physical

Complaints received and resolved during the year ended March 31, 2022

Details of complaints received during the year


2021
2,010
2,010
2022
3,312
3,312
Complaints: Received Resolved

Stakeholders relationship committee report for the year ended March 31, 2022

Activities of the Committee during the year	Frequency
Monitored and reviewed the Company's performance in dealing with stakeholder grievances	A
Reviewed various measures and initiatives taken for reducing the quantum of unclaimed dividends and ensuring timely receipt of dividend warrants / annual reports / notices by the shareholders of the Company	P
Reviewed the unclaimed dividend and equity shares transferred to the Investor Education and Protection Fund (IEPF) pursuant to the IEPF Rules	P
Reviewed internal audit report submitted by an independent auditor covering functioning of Registrar & Share Transfer Agent (RTA)	A
Reviewed the activities of Company's investor relations, meetings held with investors, views of investors, analyst ratings, Total Shareholders Return (TSR), shareholding pattern, large institutional buyers / sellers etc.	Q
Periodically provided updates to the Board	P
Reviewed the adherence to the service standards and security assessment adopted in respect of various services being rendered by RTA	P
The Committee undertook an annual performance evaluation of its own effectiveness.	A
Discussed on Environmental, Social and Governance (ESG) goals	A

Frequency **A** Annually **Q** Quarterly **P** Periodically

Sd/-

Bengaluru
April 11, 2022

D. Sundaram
Chairperson

Fairness and excellence

Two of the core values of our C-LIFE, fairness and excellence are evident in the workings of the Board, its evaluation and the compensation paid to the directors and the executive leadership.

Board member evaluation

One of the key functions of the Board is to monitor and review the Board evaluation framework. The Board works with the nomination and remuneration committee to lay down the evaluation criteria for the performance of the Chairman, the Board, Board committees, and executive / non-executive / independent directors through peer evaluation, excluding the director being evaluated.

Independent directors have three key roles – governance, control and guidance. Some performance indicators, based on which the independent directors are evaluated, include:

- The ability to contribute to and monitor our corporate governance practices
- The ability to contribute by introducing international best practices to address business challenges and risks
- Active participation in long-term strategic planning
- Commitment to the fulfillment of a director's obligations and fiduciary responsibilities; these include participation in Board and committee meetings.

To improve the effectiveness of the Board and its committees, as well as that of each individual director, a formal and rigorous Board review is undertaken on an annual basis.

The Board had engaged Egon Zehnder, a leadership advisory firm on board matters, to conduct the Board evaluation for fiscal 2022. The evaluation process focused on Board dynamics, softer aspects, committee effectiveness and information flow to the Board or its committees, among other matters. The methodology included techniques such as questionnaires, one-on-one discussions, etc. The recommendations were discussed with the Board and individual feedback was provided. Progress on recommendations from last year and the current year's recommendations were discussed. The aspects of succession planning and committee composition were also considered. The Board evaluation process was completed during fiscal 2022.

Further, the evaluation process was based on the affirmation received from the independent directors that they met the independence criteria as required under the Companies Act 2013, the Listing Regulations and the NYSE listing manual.

Board and executive leadership compensation

Executive leadership compensation

Our executive compensation programs encourage reward for performance. A significant portion of the executives' total rewards is tied to the delivery of long-term corporate performance goals to align with the interest of the shareholders.

The nomination and remuneration committee determines and recommends to the Board, the compensation payable to the directors, key managerial personnel (KMP) and senior management. Compensation of directors is approved at the shareholders meeting or via postal ballot. Remuneration for the executive directors and senior management comprises fixed component and variable component, including stock incentives, which are governed by the Infosys stock plans as approved by the shareholders or any other plans as may be amended. The committee makes a periodic appraisal of the performance of executive directors based on appropriate performance criteria.

As required under the Listing Regulations effective April 1, 2019, the nomination and remuneration committee recommends to the Board the payment of remuneration to the senior management. The Nomination and Remuneration Policy of the Company is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf.

Non-executive and non-independent chairman's compensation

Nandan M. Nilekani, Chairman, voluntarily chose not to receive any remuneration for his services rendered to the Company.

Independent directors' compensation

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which does not exceed 1% of net profit for the year, calculated as per the provisions of the Companies Act, 2013. The Board reviews the performance of independent directors on an annual basis.

The Board, while deciding the basis for determining the compensation of the independent directors, takes various things into consideration. These include global board compensation

benchmarking, participation of individual directors in Board and committee meetings, other responsibilities, such as membership or chairmanship of committees, time spent in carrying out other duties, roles and functions as prescribed in Schedule IV of the Act, Listing Regulations and such other factors as the Board deems fit.

Shareholders at the 34th AGM held on June 22, 2015 approved a sum not exceeding 1% of the net profit of the Company per annum, calculated in accordance with the provisions of Section 198 of the Companies Act, 2013, to be paid and distributed among some or all of the non-executive directors of the Company in a manner decided by the Board. This payment will be made with respect to the profits of the Company for each year.

The amount payable to independent directors for the year ended March 31, 2022 is ₹ 11.17 crore. Additionally, independent directors are also reimbursed for expenses incurred in the performance of their official duties. We confirm that none of the non-executive directors received remuneration amounting to 50% of the total remuneration paid to non-executive directors during the year ended March 31, 2022.

The aggregate amount of remuneration (commission) was arrived at using the following criteria:

Particulars	in ₹ crore	in US$
Fixed Board fee	1.14	150,000
Board / committee attendance fee[1]	0.19	25,000
Non-executive chairman fee	2.27	300,000
Chairperson – audit committee	0.38	50,000
Members – audit committee	0.23	30,000
Chairperson – other committees	0.23	30,000
Members – other committees	0.15	20,000
Travel fee (per meeting)[2]	0.08	10,000
Incidental fees (per meeting)[3]	0.01	1,000
Lead Independent Director	0.23	30,000

Notes: 1 US$ = ₹ 75.79 as on March 31, 2022

(1) The Company normally has five regular Board meetings in a year. Independent directors are expected to attend at least four quarterly Board meetings and the AGM.

(2) For directors based overseas, the travel fee shown is per Board meeting. This is based on the fact that additional travel time of two days will have to be accommodated for independent directors to attend Board meetings in India.

(3) For directors based overseas, incidental fees shown is per Board meeting. This fee is paid to non-executive directors for expenses incurred during their travel to attend Board meetings in India.

(4) The payment is subject to deduction of tax at source (TDS) as required by applicable tax laws. If any tax is deducted at source as per applicable tax laws, a certificate as prescribed by law will be issued for the amount of tax withheld. The Company shall seek necessary and relevant tax documents as per applicable law in seeking waiver or reducing any applicable withholding taxes.

The Board believes that the above compensation structure is commensurate with global best practices in terms of remunerating non-executive / independent directors of a company of similar size, and adequately compensates for the time and contribution made by our non-executive / independent directors.

Indemnification agreements

We have also entered into agreements to indemnify our directors and officers for claims brought against them to the fullest extent permitted under applicable law. These agreements, among other things, indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceedings, including any action by or in the right of Infosys Limited, arising out of such persons' services as our director or officer, expenses in relation to public relations consultation, if required.

Materially significant related party transactions

There have been no materially significant related party transactions that may have potential conflict with the interests of listed entity at large as provided in the Related party transactions policy. The Related Party Transactions Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/Documents/related-party-transaction-policy.pdf.

Remuneration to directors in fiscal 2022

in ₹ crore

Name of director	Fixed salary			Bonus / incentives / variable pay	Perquisites on account of stock options exercised[1]*	Commission	Total
	Base salary (A)	Retiral benefits (B)	Total fixed salary (A+B)				
Non-executive and non-independent director							
Nandan M. Nilekani[2]	–	–	–	–	–	–	–
Executive directors							
Salil Parekh[3]	5.69	0.38	6.07	12.62	52.33	–	71.02
U.B. Pravin Rao[4][5]	2.95	0.13	3.08	7.99	26.19	–	37.26
Independent directors							
Kiran Mazumdar-Shaw	–	–	–	–	–	2.11	2.11
D. Sundaram	–	–	–	–	–	2.21	2.21
Michael Gibbs	–	–	–	–	–	1.87	1.87
Uri Levine	–	–	–	–	–	1.61	1.61
Bobby Parikh	–	–	–	–	–	1.66	1.66
Chitra Nayak	–	–	–	–	–	1.71	1.71

Notes: The details in the above table are on accrual basis.

(1) In accordance with the definition of perquisites under the Income-tax Act, 1961, the remuneration includes the value of stock incentives only on those shares that have been exercised during the period. Accordingly, the value of stock incentives granted during the period is not included. The number of stock incentives granted in fiscal 2022 is mentioned in the notes below. Independent directors are not entitled to any stock incentives.

(2) Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

(3) a) Perquisites value of stock incentives on account of exercise of 2,29,792 Restricted Stock Units (RSUs) under the 2015 Plan and 1,48,434 RSUs under the 2019 Plan during fiscal 2022

b) On the recommendation of the nomination and remuneration committee, in accordance with the terms of his employment agreement, the Board approved

i) the grant of 96,150 performance-based RSUs under the 2015 Plan effective May 2, 2021

ii) the grant of 18,340 annual time-based RSUs for fiscal 2022 under the 2015 Plan effective February 1, 2022

iii) the grant of 73,962 performance-based RSUs for fiscal 2022 under the 2019 Plan effective May 2, 2021. These will vest based on the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

These RSUs will vest in line with the current employment agreement.

c) The Board, on April 13, 2022, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value ₹13 crore for fiscal 2023 under the 2015 Plan. The committee also approved an annual grant of performance-based RSUs of fair value of ₹10 crore under the 2019 Plan. The RSUs under both the Plans will be granted effective May 2, 2022 and the number of RSUs will be calculated based on the market price at the close of trading on May 2, 2022.

(4) Perquisites value of stock incentives on account of exercise of 45,351 RSUs and 86,000 ESOPs under the 2015 Plan and 59,374 RSUs under the 2019 Plan during fiscal 2022.

(5) U.B. Pravin Rao retired as Chief Operating Officer and Whole-time Director effective December 12, 2021.

* The RSUs were issued at par value.

In accordance with the Listing Regulations, no employee, including key managerial personnel or director or promoter of a listed entity, shall enter into any agreement for himself or on behalf of any other person, with any shareholder or any other third party with regard to compensation or profit-sharing in connection with dealings in the securities of the Company, without prior approval from the Board as well as from shareholders by way of an ordinary resolution. No such instances were reported during fiscal 2022.

Employment agreements with executive director

Name of the director	Effective date of executive employment agreement	Details of shareholders' approval on the agreements	Website links
Salil Parekh, Chief Executive Officer and Managing Director	January 2, 2018	The shareholders approved the appointment and key terms of the agreement vide postal ballot concluded on February 20, 2018 and amended the terms of remuneration as per the resolution passed at the AGM dated June 22, 2019.	Employment agreement: https://www.infosys.com/investors/reports-filings/Documents/CEO-executive-employment-agreement2018.pdf AGM notice: https://www.infosys.com/investors/reports-filings/documents/agm-notice2019.pdf

Details of total fees paid to statutory auditors

The details of total fees for all services paid by the Company and its subsidiaries, on a consolidated basis, to the statutory auditor and all entities in the network firm / network entity of which the statutory auditor is a part, are as follows:

in ₹ crore

Type of service	Fiscal 2022	Fiscal 2021
Audit fees	18	16
Tax fees	3	2
Others	1	1
Total	**22**	**19**

Integrity and transparency
&
Relationship with stakeholders

Our Company upholds integrity and transparency in all transactions and communications to stakeholders. Our stakeholders are our partners in the path to sustained value creation and therefore, our relationship with stakeholders and clear communication with them is at the centre of all disclosures and reports. The stakeholders are privy to all actions and decisions of the Board.

Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Companies Act, 1956. In 1983, the corporate headquarters were relocated to Bengaluru. The name of the Company was changed to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when the Company became a public limited company. We made an initial public offering (IPO) in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at ₹145 per share, compared to the IPO price of ₹95 per share. In October 1994, we made a private placement of 5,50,000 shares at ₹450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporates.

In March 1999, we issued 20,70,000 American Depositary Shares (ADSs) (equivalent to 10,35,000 equity shares of par value ₹10 each) at US$ 34 per ADS under the ADS Program, and these ADSs were listed on the NASDAQ National Market.

The share data mentioned before is unadjusted for stock split and bonus shares. In July 2003, June 2005 and November 2006, we issued secondary-sponsored American Depositary Receipts (ADRs) of US$ 294 million, US$ 1.1 billion and US$ 1.6 billion, respectively.

During fiscal 2012, the name of the Company was changed from Infosys Technologies Limited to Infosys Limited to mark the transition from being a technology services provider to a business transformation partner to our clients.

During fiscal 2013, we delisted our ADSs from NASDAQ, and listed them in the New York Stock Exchange (NYSE), Euronext London and Euronext Paris. During fiscal 2019, the Company voluntarily delisted from Euronext London and Paris due to low trading volume.

Infosys equity shares and ADSs are listed on NSE and BSE in India and in NYSE, respectively, under the symbol "INFY".

Bonus issues and stock split


No. of shares
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1
2
4
8
16
32
64
128
256
1,024
2,048
4,096
8,192
16,384

Prior to 1986	1986	1989	1991	1992	1994	1997	1999	2000	2005	2007	2015	2016	2019
	Bonus	Bonus	Bonus	Bonus	Bonus	Bonus	Bonus	Stock Split	Bonus	Bonus	Bonus	Bonus	Bonus
	1:1	1:1	1:1	1:1	1:1	1:1	1:1	2:1	3:1	1:1	1:1	1:1	1:1

Corporate action

Note:
The above graph depicts the increase in the number of Infosys shares as a result of the Company's bonus issues over the years and a stock split in 2000 in the ratio of 2:1. For example, if the investor / shareholder held one share in 1986 prior to the bonus issue and continued to hold it, he would have 16,384 shares today owing to the bonus share issues and stock split.

Dividend for fiscal 2022

Dividend cycle	Interim 2021-22		Dividend cycle	Final 2021-22	
Record date	Oct 27, 2021	₹ 15.00	Record date	Jun 01, 2022	₹ 16.00
Payout date	Nov 10, 2021		Payout date	Jun 28, 2022	

Total dividend ₹ 31.00

Unclaimed dividend

Section 124 of the Companies Act, 2013, read with the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 ("the Rules"), as amended, mandates that companies transfer dividend that has remained unclaimed / un-encashed for a period of seven years from the unpaid dividend account to the Investor Education and Protection Fund (IEPF). Further, the Rules mandate that the shares on which dividend has not been claimed / encashed for seven consecutive years or more be transferred to the IEPF.

The following table provides a list of years for which unclaimed dividends and their corresponding shares would become eligible to be transferred to the IEPF on the dates mentioned below:

Year	Type of dividend	Dividend per share (₹)[1]	Date of declaration	Due date for transfer	Amount (₹)[2]
2014-2015	Final	29.50	June 22, 2015	July 23, 2022	1,49,88,448
2015-2016	Interim	10.00	October 12, 2015	November 17, 2022	1,09,39,450
2015-2016	Final	14.25	June 18, 2016	July 17, 2023	1,60,31,777
2016-2017	Interim	11.00	October 14, 2016	November 19, 2023	1,36,91,843
2016-2017	Final	14.75	June 24, 2017	July 25, 2024	2,13,75,715
2017-2018	Interim	13.00	October 24, 2017	November 24, 2024	2,29,31,454
2017-2018	Final & Special	30.50	June 23, 2018	July 24, 2025	4,67,85,135
2018-2019	Interim	7.00	October 16, 2018	November 14, 2025	2,03,15,499
2018-2019	Special	4.00	January 11, 2019	February 10, 2026	1,19,20,004
2018-2019	Final	10.50	June 22, 2019	July 21, 2026	2,81,47,445
2019-2020	Interim	8.00	October 11, 2019	November 11, 2026	2,40,78,793
2019-2020	Final	9.50	June 27, 2020	July 28, 2027	2,59,64,031
2020-2021	Interim	12.00	October 14, 2020	November 17, 2027	3,01,37,600
2020-2021	Final	15.00	June 19, 2021	July 20, 2028	3,43,90,416
2021-2022	Interim	15.00	October 13, 2021	November 16, 2028	3,92,80,980

(1) Not adjusted for bonus issue (2) Amount unclaimed as on March 31, 2022

In order to educate the shareholders and with an intent to protect their rights, the Company also sends regular reminders to shareholders to claim their unclaimed dividends / shares before it is transferred to IEPF. Shareholders may note that both the unclaimed dividends and corresponding shares transferred to IEPF, including all benefits accruing on such shares, if any, can be claimed from IEPF following the procedure prescribed in the Rules. No claim shall lie in respect thereof with the Company.

Dividend remitted to IEPF during the last three years

Year	Type of dividend	Dividend declared on	Date of transfer to IEPF	Amount transferred to IEPF
2021-22	Interim 2014-15	October 10, 2014	November 12, 2021	82,69,260
2021-22	Final 2013-14	June 14, 2014	July 19, 2021	1,19,89,432
2020-21	Interim 2013-14	October 18, 2013	November 24, 2020	80,44,220
2020-21	Final 2012-13	June 15, 2013	July 20, 2020	95,13,423
2019-20	Interim 2012-13	October 12, 2012	November 19, 2019	67,14,375
2019-20	Final 2011-12	June 9, 2012	July 19, 2019	1,23,64,864

Shares transferred to IEPF

During the year, the Company transferred 1,608 and 2,546 shares on August 17, 2021 and December 10, 2021, respectively, due to the dividends being unclaimed for seven consecutive years, in accordance with IEPF rules. During the year, the Company received applications from shareholders for claiming shares from IEPF. The IEPF has settled applications pertaining to 26,522 shares to respective shareholders. IEPF holds 2,79,039 shares as on March 31, 2022 on account of transfer of shares under IEPF Rules. During the year, the Company also transferred ₹ 82,73,970 as corporate benefits (dividend) arising on shares already transferred to IEPF.

Schedule of events

41st Annual General Meeting

Date and time
June 25, 2022, Saturday 4:00 p.m. IST

Mode: **Video conference and other audio-visual means**

E-voting dates: **June 20 - 24, 2022**

Participation through video-conferencing
https://agm.onwingspan.com/InfosysAGM

Webcast and transcripts
https://www.infosys.com/Investors/

Financial calendar

The Company's financial year begins on April 1 and ends on March 31. Our tentative calendar for declaration of results for the financial year 2022-23 are as given below:

Quarter ending	Trading window closure	Board meeting and earnings release date
Jun 30, 2022	Jun 16, 2022 to Jul 26, 2022	Jul 24, 2022
Sep 30, 2022	Sep 16, 2022 to Oct 15, 2022	Oct 13, 2022
Dec 31, 2022	Dec 16, 2022 to Jan 14, 2023	Jan 12, 2023
Mar 31, 2023	Mar 16, 2023 to Apr 15, 2023	Apr 13, 2023

Investor awareness

We have provided a synopsis of the rights and responsibilities of shareholders on our website, at https://www.infosys.com/investors/shareholder-services/pages/faqs.aspx.

SEBI, effective April 01, 2019, barred physical transfer of shares of listed companies and mandated transfers only through demat. However, investors are not barred from holding shares in physical form. We request shareholders whose shares are in physical mode to dematerialize their shares. Shareholders holding shares in dematerialized mode have been requested to register their email address, bank account details and mobile number with their depository participants. Those holding shares in physical mode have been requested to furnish their email address, bank account details and mobile number with the Company's RTA, at einward.ris@kfintech.com. Updating all the relevant information will enable shareholders to receive dividends and communications on time.

Investor conferences / events held in fiscal 2022

Infosys holds press meet and investor / analyst calls after every quarterly results announcement, which is accessible to all the shareholders and general public. The details of these are sent to the stock exchanges, as well as updated on the website. Infosys also participates in various sell-side / broker-arranged investor conferences where the Management interacts with investors in one-on-one or group meetings. The details of such participation are sent to the exchanges as well as updated on the website.


10
2
8
Q1
14
1
13
Q2
11
1
10
Q3
9
1
8
Q4
Conferences
Company events

Investor grievances and investor contacts

We have a Board-level stakeholders relationship committee to examine and redress complaints by shareholders and investors. The status of complaints is reported to the Board. The stakeholders relationship committee meets as often as required to resolve shareholder grievances.

We attended to most of the investors' grievances and postal / electronic communications within a period of seven days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Shareholders may note that the share transfers, dividend payments and all other investor-related activities are attended to and processed at the office of the Company's RTA.

For any grievances / complaints, shareholders may contact the RTA, KFin Technologies Limited (formerly known as KFin Technologies Private Limited) at einward.ris@kfintech.com. For any escalations, shareholders may write to the Company at investors@infosys.com and for queries on dividend tax, write to us on dividend.tax@infosys.com. For addresses and contact details for investor queries, RTA, depositary banks, depositories for equity shares in India and stock exchanges please refer to the *Investor contacts*.

Registered office and global locations

The address of our registered office is Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India.

Our operations are spread across 247 locations in 54 countries. We do not have any manufacturing plants, but have development centers and offices in India and overseas. Visit https://www.infosys.com/investors/reports-filings/documents/global-presence2022.pdf for details related to our global locations.

Legal proceedings

There are certain pending cases related to disputes over title to company shares, in which Infosys has been made party only as a proforma defendant / respondent. However, these cases are not material in nature.

Commodity price risk, foreign exchange risk and hedging activities

The Company had no exposure to commodity and commodity risks in fiscal 2022. For details of foreign exchange risk and hedging activities, please refer to the *Management's discussion and analysis*.

Share capital


426,06,60,846
Holding as on March 31, 2021
5,58,07,337
Buyback of shares
420,48,53,509
18,85,132
ESOP allotment
Holding as on March 31, 2022
420,67,38,641

Category-wise shareholding as on March 31, 2022


33.30% Foreign Portfolio Investors 140,08,17,886
3.23% Insurance Companies 13,58,65,045
7.72% Qualified Institutional Buyer 32,45,92,217
2.54% Others 10,68,74,385
Total number of shares
420,67,38,641
American Depositary Receipts 66,63,70,669 15.84%
Mutual Funds 56,74,92,704 13.49%
Promoters & Promoter Group 55,16,82,338 13.11%
Resident Individuals (Public) 45,30,43,397 10.77%

Shareholders holding more than 1% of the shares as on March 31, 2022

The details of shareholders (non-promoters and non-ADR holders) holding more than 1% (PAN-based) of the equity as on March 31, 2022 are as follows:

Name of the shareholder	% (percentage of holding)	No. of shares
Life Insurance Corporation of India	5.78%	24,33,47,641
SBI Mutual Fund	3.27%	13,76,49,448
Government of Singapore	1.98%	8,32,93,278
ICICI Prudential Mutual Fund	1.59%	6,69,73,751
NPS Trust	1.30%	5,46,86,418
UTI Mutual Fund	1.26%	5,29,28,594
Vanguard Emerging Markets Stock Index Fund, A Series of Vanguard International Equity Index Fund	1.17%	4,93,74,108
Government Pension Fund Global	1.14%	4,78,57,919
Vanguard Total International Stock Index Fund	1.09%	4,56,49,109
ICICI Prudential Life Insurance Company Limited	1.07%	4,48,48,179
HDFC Mutual Fund	1.06%	4,46,67,685

Distribution of shareholding as on March 31, 2022

No. of shares held	No. of holders	% to holders	% to equity	No. of shares
1-1	1,68,830	7.58%	0.00%	1,68,830
2-10	7,67,127	34.42%	0.11%	44,57,834
11-50	6,76,477	30.35%	0.44%	1,84,95,022
51-100	2,44,275	10.96%	0.46%	1,91,80,912
101-200	1,67,628	7.52%	0.60%	2,54,47,112
201-500	1,17,954	5.29%	0.90%	3,79,13,412
501-1,000	43,050	1.93%	0.74%	3,11,09,438
1,001-5,000	30,934	1.39%	1.52%	6,39,88,908
5,001-10,000	4,679	0.21%	0.78%	3,29,53,579
10,001 and above	7,611	0.34%	94.44%	397,30,23,594
Total	22,28,565	100.00%	100.00%	420,67,38,641

Dematerialization of shares and liquidity


% to total equity
99.88%
0.12%
Demat mode
Physical mode

Shareholders[(1)]
22,28,565
22,28,255 | 310

Number of shares
420,67,38,641
420,16,08,444 | 51,30,197

(1) The total number of shareholders as on March 31, 2022 is 22,28,565 and based on PAN is 21,28,827. There will be a difference in the number of shareholders, since shareholders can have multiple demat accounts under a single PAN.

Listing on stock exchanges

Codes	India		Global
	NSE	BSE	NYSE
Exchange	INFY	INFY	INFY
Reuters	INFY.NS	INFY.BO	INFY.K
Bloomberg	INFO IS	INFO IB	INFY US

The listing fees for fiscal 2022 have been paid for all of the above stock exchanges in India and overseas.

ISIN Code for ADS: US4567881085

ISIN Code for Indian equity shares: INE009A01021

Stock market data – exchanges in India

The monthly high and low quotations, as well as the volume of shares traded at the BSE, the NSE, and NYSE for the current year are provided as follows:

2021-22	BSE			NSE			Total volume
Months	High (₹)	Low (₹)	Volume (A)	High (₹)	Low (₹)	Volume (B)	(A+B) (No.)
April	1,480.00	1,320.35	1,03,76,097	1,477.55	1,320.00	17,43,75,276	18,47,51,373
May	1,415.50	1,311.80	97,13,239	1,416.25	1,311.30	11,06,35,877	12,03,49,116
June	1,590.85	1,362.20	1,17,78,709	1,591.00	1,365.00	14,72,98,100	15,90,76,809
July	1,623.45	1,535.00	84,30,714	1,623.40	1,533.75	10,95,13,508	11,79,44,222
August	1,755.60	1,620.00	83,70,552	1,757.00	1,619.20	13,27,48,512	14,11,19,064
September	1,787.50	1,658.00	66,82,904	1,788.00	1,655.00	11,39,57,923	12,06,40,827
October	1,848.25	1,661.25	1,06,40,935	1,848.00	1,661.05	14,44,40,594	15,50,81,529
November	1,808.65	1,669.55	35,81,770	1,808.95	1,669.15	10,45,26,424	10,81,08,194
December	1,913.00	1,690.00	51,93,486	1,909.80	1,691.50	10,94,72,023	11,46,65,509
January	1,953.70	1,665.05	59,16,379	1,953.90	1,665.00	14,16,19,689	14,75,36,068
February	1,792.95	1,665.00	76,63,498	1,792.80	1,665.00	12,89,28,283	13,65,91,781
March	1,924.00	1,681.00	83,87,534	1,923.30	1,681.00	15,44,20,688	16,28,08,222
Total			**9,67,35,817**			**157,19,36,897**	**166,86,72,714**

The volume traded / outstanding shares (%) in the last three fiscals is as follows:

Fiscal	Volume (BSE)	Volume (NSE)	Volume (BSE +NSE)
2021-22	3	44	47
2020-21	4	74	78
2019-20	4	66	70

Note: The number of shares outstanding was 354,03,67,972 as of March 31, 2022. ADSs have been excluded for the purpose of this calculation.

Stock market data – NYSE

2021-22	High ($)	Low ($)	High (₹)	Low (₹)	Volume (No.)
Months					
April	19.56	17.24	1,460.73	1,292.66	15,28,02,724
May	19.48	17.81	1,414.67	1,307.79	10,11,18,985
June	21.51	19.08	1,594.81	1,397.23	15,86,44,996
July	22.14	20.50	1,643.75	1,533.40	11,74,46,284
August	24.14	22.21	1,792.88	1,651.98	10,28,77,287
September	24.08	22.07	1,758.80	1,627.66	13,62,23,890
October	24.28	21.73	1,828.04	1,629.10	22,00,18,610
November	24.09	22.14	1,794.22	1,654.08	12,58,80,092
December	25.60	21.89	1,909.87	1,646.19	11,79,92,241
January	26.39	21.72	1,952.86	1,633.34	23,81,21,083
February	23.85	21.04	1,784.32	1,578.84	21,52,12,584
March	25.21	22.04	1,908.27	1,664.52	22,73,37,315
Total					**191,36,76,091**

Note:

1 ADS = 1 equity share. The US dollar has been converted into the Indian rupee at the daily rates. The number of ADSs outstanding as on March 31, 2022 was 66,63,70,669. The percentage of volume traded for the year at NYSE, to the total float was 287%.

ADS premium compared to price quoted on NSE


(₹)
2,000
1,600
1,200
800
400
(%)
4.0
2.0
0.0
-2.0

	April	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar
ADS(₹)	1,375.50	1,345.79	1,500.41	1,585.54	1,725.03	1,706.23	1,706.68	1,722.09	1,795.39	1,806.11	1,712.98	1,830.25
Equity(₹)	1,379.59	1,352.94	1,473.16	1,575.02	1,695.63	1,703.70	1,716.41	1,735.22	1,794.86	1,829.05	1,729.06	1,835.57
Premium/ (Discount)	-0.3%	-0.5%	1.9%	0.7%	1.7%	0.1%	-0.6%	-0.8%	0.0%	-1.3%	-0.9%	-0.3%

Note: Represents monthly average of closing prices of our ADSs listed on NYSE compared to monthly average of closing prices of our equity shares listed on NSE.

Outstanding ADSs

Our ADSs, as evidenced by ADRs, are traded in the US on the NYSE under the ticker symbol 'INFY'. The currency of trade of ADS in the US is USD. Each ADS is represented by one equity share. The ADRs evidencing ADSs began trading on the NYSE, New York, from December 12, 2012. As on March 31, 2022, there were 125,008 record holders of ADRs evidencing 66,63,70,669 ADSs (1 ADS = 1 equity share).

Infosys share price versus the NSE Nifty 50 index


160
140
120
100
80
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Infosys
NIFTY 50

Note: Infosys share price and NSE Nifty 50 index values on April 1, 2021 have been baselined to 100.

Infosys share price versus the S&P BSE Sensex (Sensex)


140
120
100
80
60
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Infosys
BSE Sensex

Note: Infosys share price and Sensex values on April 1, 2021 have been baselined to 100.

Credit ratings

S&P upgraded the rating on Infosys to 'A' from 'A-'. Moody's also changed their rating outlook to 'Stable' from 'Negative' following sovereign outlook change. There has been no change in credit ratings from Dun & Bradstreet and CRISIL during the year.

Rating agency	Rating	Outlook
Moody's	Baa1	Stable
Standard & Poor's	A	Stable
Dun & Bradstreet	5A1	Condition: Strong
CRISIL	AAA	Stable

Shareholders

Communication to the shareholders

The Company ensures that the following filings and reports are available on its website:

- The quarterly report, along with additional information and official news releases, are posted on our website, at https://www.infosys.com/investors/reports-filings/ The reports contain select financial data extracted from the audited condensed consolidated financial statements under the IFRS (INR), and audited condensed consolidated financial statements under the IFRS (USD). In light of difficulties posed by COVID-19 pandemic, SEBI vide various circulars relaxed the requirement of publishing financial results in the newspapers. However, the Company ensured publishing the financial results for the benefit of the stakeholders. The quarterly / annual results are generally published in at least one English language national daily newspaper circulating in the whole or substantially the whole of India (*Business Standard*) and in one regional daily newspaper circulating in Karnataka (*Prajavani*).
- Quarterly and annual financial statements, standalone and consolidated, along with segmental information, are also posted on our website, at https://www.infosys.com/investors/reports-filings/.
- Earnings calls with analysts and investors are broadcast live on our website and their transcripts are also published on the website. The proceedings of the AGM are webcast live for shareholders across the world. The AGM presentations, transcripts and video archives are available on our website, at https://www.infosys.com/investors/reports-filings/.
- Form 20-F, filed annually with the SEC, also contains detailed disclosures and is made available on our website, at https://www.infosys.com/investors/reports-filings/annual-report.html.
- The shareholders can also access the details of corporate governance policies, Board committee charters, Memorandum and Articles of Association, financial information, shareholding information, details of withheld taxes on dividend, details of unclaimed dividends and shares transferred / liable to transfer to IEPF, etc. on the Company's website.
- Other information, such as press releases, stock exchange disclosures and presentations made to investors and analysts, etc., is regularly updated on the Company's website. The shareholders can also visit www.sec.gov where the investors can view statutory filings of the Company with the SEC.

General body meetings / postal ballots

The details of the special resolutions passed during the last three Annual and / or Extraordinary General Meetings are as follows:

Year ended	Date and time	Venue	Special resolution passed	Web link for webcast / transcripts
March 31, 2021	40th AGM: June 19, 2021 at 4 p.m. IST	Held through Video conferencing /other Audio visual means	1. Approval for the buyback of equity shares of the Company 2. Reappointment of Michael Gibbs as an independent director	https://www.infosys.com/investors/news-events/annual-general-meeting/2021/agm-2021-transcript.pdf
March 31, 2020	39th AGM: June 27, 2020 at 4 p.m. IST	Held through Video conferencing /other Audio visual means	None	https://www.infosys.com/investors/news-events/annual-general-meeting/2020/agm-2020-transcript.pdf
March 31, 2019	38th AGM: June 22, 2019 at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bengaluru, India	1. Approval of the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan") and grant of stock incentives to the eligible employees of the Company under the 2019 Plan 2. Approval of the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan") and grant of stock incentives to the eligible employees of the Company's subsidiaries under the 2019 Plan 3. Approval for secondary acquisition of shares of the Company by the Infosys Expanded Stock Ownership Trust for the implementation of the Infosys Expanded Stock Ownership Program – 2019 ("the 2019 Plan")	https://www.infosys.com/investors/news-events/annual-general-meeting/2019/agm-2019-transcript.pdf

Participation and voting at 41st AGM

Pursuant to the General Circular numbers 21/2021, dated December 14, 2021 issued by the Ministry of Corporate Affairs and Circular number SEBI/HO/CFD/CMD1/CIR/P/2020/79 and SEBI/HO/CFD/CMD2/CIR/P/2021/11 issued by SEBI, the 41st AGM of the Company will be held through video-conferencing and other audio visual means, the detailed instructions for participation and voting at the meeting is available in the notice of the 41st AGM.

Postal ballot

During the year, the Company did not pass any special resolution through postal ballot. The details of the previous postal ballots are available on the website, at https://www.infosys.com/investors/shareholder-services/postal-ballot.html.

Board interaction with clients, employees, institutional investors, governments and the media

The Chairman, the CEO & MD, the CFO, the Presidents and the Deputy CFO represent the Company in interactions with investors, the media and various governments. In addition, the CEO & MD,the CFO and the Presidents manage interactions with clients and employees and the investor relations team represents the Company in interactions with investors. The other authorized media spokespersons for business-specific matters include the functional heads and identified subject matter experts.

Legal compliance

In everything we do, we comply with the law of the land. All disclosures and policies to this effect, including details of non-compliance, regulatory orders, certifications and complaints, are made available in this corporate governance report.

Details of non-compliance

No penalty has been imposed by any stock exchange, SEBI or SEC, nor has there been any instance of non-compliance with any legal requirements, or on matters relating to the capital market over the last three years.

Regulatory orders

There were no regulatory orders pertaining to the Company for fiscal 2022.

CEO and CFO certification

As required by the Listing Regulations, the CEO and CFO certification is provided in this Integrated Annual Report.

Code of conduct

In compliance with the Listing Regulations and the Companies Act, 2013, the Company has adopted the Code of Conduct and Ethics ("the Code"). The Code is applicable to the members of the Board, the executive officers and all employees of the Company and its subsidiaries. The Code is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/codeofconduct.pdf.

All members of the Board, the executive officers and senior officers have affirmed compliance to the Code as on March 31, 2022. A declaration to this effect, signed by the CEO & MD and the CFO, forms part of the CEO and CFO certification.

Establishment of vigil / whistleblower mechanism

The Company has established a mechanism for directors and employees to report concerns about unethical behavior, actual or suspected fraud, or violation of the Code. It also provides for adequate safeguards against the victimization of employees who avail the mechanism, and allows direct access to the chairperson of the audit committee in exceptional cases. During the year, no person was denied access to the audit committee.

The Whistleblower Policy is available on our website, at https://www.infosys.com/investors/corporate-governance/documents/whistleblower-policy.pdf.

Complaints pertaining to sexual harassment

The details of complaints filed, disposed off and pending during the financial year pertaining to sexual harassment are provided in the *Business responsibility and sustainability report* of this Integrated Annual Report.

Prevention of insider trading

During the year, the Company has amended the Code of Conduct for Prohibition of Insider Trading and Code on Fair Disclosure and Investor Relations effective April 13, 2022. The policy and procedures for inquiry in case of leak of Unpublished Price Sensitive Information (UPSI) or suspected leak of UPSI is forming part of the Code of Conduct for prohibition of insider trading.

Compliance with discretionary requirements

The Company has also ensured the implementation of non-mandatory items such as:

- Separate posts of Chairman, and CEO & MD, with the provision for reimbursement of expenses in the performance of official duties
- The Company has provided a separate office within the Company premises for the Chairman.
- Unmodified audit opinions / reporting
- Internal auditor reporting directly to the audit committee

Certification from Company Secretary in Practice

Parameshwar G. Hegde of Hegde & Hegde, Practicing Company Secretaries, has issued a certificate as required under the Listing Regulations, confirming that none of the directors on the Board of the Company has been debarred or disqualified from being appointed or continuing as director of companies by the SEBI / Ministry of Corporate Affairs or any such statutory authority. The certificate is enclosed with this section as *Annexure A*.

Auditors' certificate on corporate governance

The auditor's certificate on corporate governance is provided as *Annexure 4* to the *Board's report*.

Annexure A: Certificate from Company Secretary in Practice

CERTIFICATE

(Pursuant to clause 10 of Part C of Schedule V of LODR)

In pursuance of sub-clause (i) of clause 10 of Part C of Schedule V of The Securities and Exchange Board of India (SEBI) (Listing Obligations and Disclosure Requirements) Regulations, 2015 (LODR); in respect of Infosys Limited (CIN:L85110KA1981PLC013115) I hereby certify that:

On the basis of the written representation / declaration received from the directors and taken on record by the Board of Directors, as on March 31, 2022, none of the directors on the board of the Company has been debarred or disqualified from being appointed or continuing as director of companies by the SEBI / Ministry of Corporate Affairs or any such statutory authority.

Place: Bengaluru
Date: April 13, 2022

Sd/-
P.G. Hegde
Hegde & Hegde
Company Secretaries

FCS:1325 / C.P.No: 640
UDIN: F001325D000060571

Investor contacts

For queries relating to financial statements

Jayesh Sanghrajka
EVP, Deputy Chief Financial Officer
Tel: 91 80 2852 1705 Fax: 91 80 2852 0754
Email : jayesh.sanghrajka@infosys.com

Investor correspondence

Sandeep Mahindroo
SVP, Financial Controller & Head – Investor Relations
Tel : 91 80 3980 1018 Fax : 91 80 2852 0754
Email : sandeep_mahindroo@infosys.com

For queries relating to shares / dividend / compliance

A.G.S. Manikantha
VP, Company Secretary
Tel: 91 80 4116 7775 Fax: 91 80 2852 0754
Email: investors@infosys.com

For queries relating to Business Responsibility and Sustainability Report

Aruna C. Newton
AVP - Head - Diversity and Inclusion. HRD
Tel: 91 80 2852 0261
Email: arunacnewton@infosys.com

Registrar and share transfer agents

KFin Technologies Limited
Selenium Tower B, Plot Nos. 31 & 32,
Financial District, Nanakramguda,
Serilingampally Mandal, Hyderabad - 500032

Contact person

C Shobha Anand
Deputy Vice President,
KFin Technologies Limited
Toll Free Number 1800-309-4001
Email: einward.ris@kfintech.com

Depositary bank (ADS)

United States

Deutsche Bank Trust Company Americas
Corporate Bank - Depositary Receipts
Floor 17S, 1 Columbus Circle
New York NY, USA 10019
Tel : 1 212 250 2500

India

Deutsche Bank AG, Filiale Mumbai
Corporate Bank – Depositary Receipts
The Capital, C-70, G Block
Bandra Kurla Complex, Mumbai 400 051, India
Tel: 91 22 7180 4875

Custodian in India (ADS)

ICICI Bank Limited
Securities Market Services
1st Floor, Empire Complex, 414,
Senapati Bapat Marg,
Lower Parel, Mumbai 400 013,
Maharashtra, India.
Tel : 91 82919 02703

Depository for equity shares in India

National Securities Depository Limited
Trade World, 'A' Wing, 4th Floor
Kamala Mills Compound, Senapati Bapat Marg,
Lower Parel, Mumbai 400 013, India
Tel: 91 22 2499 4200

Central Depository Services (India) Limited
Marathon Futurex, A-Wing,
25th floor, Mafatlal Mills Compound
NM Joshi Marg,Lower Parel (East), Mumbai 400013
Contact No: +91 22 23002041/23002033

Addresses of stock exchanges

In India

National Stock Exchange of India Ltd.
Exchange Plaza, C-1, Block G,
Bandra Kurla Complex,
Bandra (E), Mumbai – 400 051
Tel No: (022) 26598100-14 / 66418100

BSE Ltd.
Phiroze Jeejeebhoy Towers
Dalal Street, Kala Ghoda, Mumbai 400 001, India
Phones: 91-22-22721233/4, 91-22-66545695 (Hunting)

Outside India

New York Stock Exchange
11 Wall Street, New York, NY 10005, US
Tel: 1 212 656 3000

Risk management report

"During the fiscal, businesses around the world, including ours, faced several macro risks such as the continued impact of the pandemic, geo-political events in Eastern Europe, tightening of supply chains, demand for talent and inflation. Our enterprise risk management processes were instrumental in keeping the Company focused on our most important priorities toward all our stakeholders."

Deepak Padaki
EVP and Group Head – Corporate Strategy, and Chief Risk Officer

Note: The risk-related information outlined in this section may not be exhaustive. The discussion may contain statements that are forward-looking in nature. Our business is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. If any of the risks materializes, our business, financial conditions or prospects could be materially and adversely affected. Our business, operating results, financial performance, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. Readers are advised to refer to the detailed discussion of risk factors and related disclosures in our regulatory filings and exercise their own judgment in assessing risks associated with the Company.

Our Enterprise Risk Management (ERM) function enables the achievement of the Company's strategic objectives by identifying, analyzing, assessing, mitigating, monitoring and governing any risk or potential threat to these objectives. While this is the key driver, our values, culture and commitment to stakeholders – employees, customers, investors, regulatory bodies, partners and the community around us – are the foundation for our ERM framework.

The systematic and proactive identification of risks, and mitigation thereof, enables our organization to boost performance with effective and timely decision-making. Strategic decisions are taken after careful consideration of primary risks, secondary risks, consequential risks and residual risks. The ERM function also enables effective resource allocation through structured qualitative and quantitative risk impact assessment and prioritization based on our risk appetite. Our ERM framework also enables the identification of underlying opportunities during risk assessment, which are then further evaluated and actionized by the business. Our ERM framework encompasses all of the Company's risks, such as strategic, operational, and legal & compliance risks. Any of these categories can have internal or external dimensions. Hence, appropriate risk indicators are used to identify these risks proactively. We take cognizance of risks faced by our key stakeholders and their cumulative impact while framing our risk responses.

Strategy and strategy execution	The risks arising out of the choices we have made in defining our strategy and the risks to the successful execution of our strategy are covered in this category. For example, risks inherent to our industry and our competitiveness are analyzed and mitigated through strategic choices of target markets, our market offerings, business model and talent base.
Operational	The risks affecting our policies, procedures, people and systems, thereby impacting service delivery or operations, or compromising our core values or business practices are covered in this category. For example, risks such as inefficiencies in internal processes, business activity disruptions due to natural calamities, climate change events, human conflicts, system failures and cybersecurity attacks.
Legal and compliance	The risks arising out of threats posed to our financial, organizational, or reputational standing resulting from litigations, non-conformance with laws, regulatory or geo-political developments, codes of conduct and contractual compliances are covered in this category.

Integrated Enterprise Risk Management Framework

We have adopted an integrated ERM framework that is implemented across the organization by the risk management office. Our ERM framework is developed by incorporating the best practices based on COSO and ISO 31000 and then tailored to suit our unique business requirements.

Integrated Enterprise Risk Management Framework


STRATEGY
Strategy and business objectives
Vision and mission
Values and culture
Strategic and stakeholder goals
Derived goals
PERFORMANCE EVALUATION AND RISK MANAGEMENT
Risk-enabled decision-making
Risk identification
Type of risks
Legal and compliance
Operational
Strategy execution
Level 1 Risk
Level 2 Risk
Level 3 Risk
Level 4 Risk
Level 5 Risk
Granularity
Sales
Delivery
Business enabling function
Impact groups
Risk assessment
Opportunity
Risk management
Treatment, mitigation and control implementation
Secondary and consequential risk assessment
Residual risk assessment and decision-making
Auditing, monitoring and reporting
Risk governance and disclosures
GOVERNANCE
8-layer governance
Board of Directors
Risk Management Committee (RMC) of the Board
Cybersecurity Sub-Committee
Risk councils
Office of risk management
Sub-risk councils
Unit risk councils
Project and account risk teams
Aligned lines of defense
iGRC platform
Intelligent risk analytics – Live Enterprise

Salient features of our Enterprise Risk Management program

Our ERM program adopts unique methods to identify risks, evaluate potential impact and promote risk awareness across the organization.

Enterprise Risk Management program

Salient features

Secondary, consequential and residual risks

Secondary risks are threats that could impede the mitigation of primary risks. Consequential risks are the unintended consequences of primary mitigation, and residual risks are those risks that are left over after mitigation.

Aggregation and accumulation

Exposure for same risks are aggregated as it goes up the hierarchy. This provides enterprise-wide view to the leadership. Cumulated risk view is also provided to understand total exposure arising out of all risks at a unit level.

Process risk frameworks

Process-specific risk frameworks have been developed for decision-making, for example, frameworks for customer risk, vendor risk, contractual liability, contractual weighted-risk and credit risk.

Intelligent risk analytics – Live Enterprise

Internal and external risk and performance indicators, loss incidents are used real-time to identify, analyze and assess potential issues that could negatively impact strategic goals.

RISC360 : iGRC

RISC360 is the Company's Governance, Risk management and Compliance (GRC) program that combines three lines of defense under one umbrella. This enables risk-based decision-making and auditing. The Company has implemented a technology platform, iGRC, to provide a consolidated view of risks to strategic goals.

Risk culture

Our risk culture encourages open and upward communication. Coupled with our belief systems and core values, this drives behavior, guides daily activities and decision-making throughout the organization. We encourage sharing of knowledge and best practices, continuous process improvement and a strong commitment to ethics and integrity.

Highlights of fiscal 2022

During fiscal 2022, we extended the adoption of the integrated ERM framework across the organization, strengthening our risk management program with a technology platform and enhancing the risk culture. The risk office played a key role in identifying, assessing and managing primary and secondary risks – so as to ensure the smooth delivery of services to our clients, transparent communication with all stakeholders and fulfilling our social responsibility while ensuring employee safety and health.

The risk office assessed, monitored and reported on risks related to strategic programs covering sales, cost optimization, automation, employee engagement and retention. Specifically, these included risks arising from the multiple waves of the pandemic, readiness for post-pandemic operational resilience, geopolitical and macro-economic events such as the conflict in Eastern Europe, contractual liabilities, heightened cybersecurity threats, employee attrition and data protection regulations.

While the Company tracks several risks to its business as mentioned in the *Management's Discussion and Analysis* section of this Integrated Annual Report, the key risks are described below along with the Company's approach to mitigate them.

Key risks	Mitigation approach
Adverse geo-political, economic or health events may impact demand for our offerings and /or technology and talent supply chain.	Broad-based growth to reduce concentration in any single region, client or industry, operational agility to assess and respond to situations
Commoditization of traditional offerings may impact our market share and profitability.	Investment in launching innovative new offerings, a broad portfolio of interconnected services and solutions, and focused growth of digital capabilities
Talent attrition beyond acceptable levels may impact our ability to staff projects or optimize cost structures.	Employee engagement and care, holistic employee retention and recognition policies, focus on career and leadership development
Cost inflation may impact our cost structure and longer-term profitability.	Effective operations with sustainable cost optimization levers, automation and planned capex program
Disruptive technologies such as cloud, software-as-a-service and automation software may diminish the value of some of our service offerings (emerging risk).	Robust alliance strategy, consulting and industry-domain-knowledge-led solutions, reskilling program for employees into newer technologies and methodologies, and large deal program
Cyber attacks that breach our information network or failure to protect sensitive information of our stakeholders in accordance with applicable laws may impact our operations or result in significant regulatory penalties.	Robust cybersecurity framework, controls, governance, preparedness for response to incidents, insurance, region-specific data protection controls and awareness campaigns
New regulations or amendments to existing regulations (e.g., immigration, wages, tax, sanctions) may have an adverse impact on our operations (emerging risk).	Active engagement with policymakers and trade associations, well-governed compliance framework and controls, and de-risked operations
If our employees operate remotely for extended periods, it may adversely impact their productivity, our information security controls and the social capital of the organization.	Implement a hybrid operational model that balances client requirements, evolving employee preferences, legal requirements and information security risks
Physical disasters or climate change events may adversely impact our operations.	Well-established and tested business continuity plans, crisis management policy, distributed operations, sustainability and community engagement initiatives

Cybersecurity risk management

Cyber risks, being one of the key risks, is managed through multi-layered controls with a defense-in-depth approach starting from the thoughtfully-crafted Cybersecurity Strategy, supplemented by policies, processes and controls (preventive, detective, and corrective). Our strategy is focussed on four areas: transparency & experience, continual improvement & compliance, cyber resilience, and building & maintaining a positive cybersecurity culture within the organization, thus making cybersecurity a sustainable and repeatable process throughout the organization.

A high-level working group, the enterprise Information Security Council (ISC) has been established, which is responsible for governing and overseeing the Information Security Management System (ISMS) at Infosys. ISC focuses on establishing, directing, monitoring, and executing the information security program with representation from various departments and business units at Infosys and reports to the Operational Risk Council for highlighting key risks to the executive leadership.

CEO and CFO certification

The Board of Directors
Infosys Limited, Bengaluru

Dear members of the Board,

We, Salil Parekh, Chief Executive Officer and Managing Director, and Nilanjan Roy, Chief Financial Officer of Infosys Limited, to the best of our knowledge and belief, certify that:

1. We have reviewed the Balance Sheet as at March 31, 2022, Statement of Profit and Loss, the Statement of Changes in Equity and the Statement of Cash Flows for the year then ended, and a summary of the significant accounting policies and other explanatory information of the Company, and the Board's report for the year ended March 31, 2022.
2. These statements do not contain any materially untrue statement or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
3. The financial statements, and other financial information included in this report, present in all material respects a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as at, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations.
4. There are no transactions entered into by the Company during the year that are fraudulent, illegal or violate the Company's Code of Conduct and Ethics, except as disclosed to the Company's auditors and the Company's audit committee of the Board of Directors.
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have:

a. Designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Indian Accounting Standards (Ind AS).

c. Evaluated the effectiveness of the Company's disclosure, controls and procedures.

d. Disclosed in this report, changes, if any, in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

6. We have disclosed, based on our most recent evaluation of the Company's internal control over financial reporting, wherever applicable, to the Company's auditors and the audit committee of the Company's Board (and persons performing the equivalent functions):

a. Any deficiencies in the design or operation of internal controls, that could adversely affect the Company's ability to record, process, summarize and report financial data, and have confirmed that there have been no material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies.

b. Any significant changes in internal controls during the year covered by this report.

c. All significant changes in accounting policies during the year, if any, and the same have been disclosed in the notes to the financial statements.

d. Any instances of significant fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal control system.

7. We affirm that we have not denied any personnel access to the audit committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to whistleblowers from unfair termination and other unfair or prejudicial employment practices.
8. We further declare that all Board members and senior management personnel have affirmed compliance with the Code of Conduct and Ethics for the year covered by this report.

Sd/-
Salil Parekh
Chief Executive Officer and Managing Director

Sd/-
Nilanjan Roy
Chief Financial Officer

Bengaluru
April 13, 2022

Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2022

Index

Independent Auditor's Report

To the members of Infosys Limited

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the accompanying standalone financial statements of **INFOSYS LIMITED** ("the Company"), which comprise the Balance Sheet as at March 31, 2022, the Statement of Profit and Loss (including Other Comprehensive Income), the Statement of Changes in Equity and the Statement of Cash Flows for the year ended on that date and a summary of significant accounting policies and other explanatory information (hereinafter referred to as the "standalone financial statements").

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Companies Act, 2013 ("the Act") in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under Section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended, ("Ind AS") and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2022 and its profit, total comprehensive income, changes in equity and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing ("SA"s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") together with the ethical requirements that are relevant to our audit of the standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements of the current period. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter
1	*Revenue recognition* The Company's contracts with customers include contracts with multiple products and services. The Company derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company's core and digital offerings and business process management services. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgment. In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the products or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent. Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables. As certain contracts with customers involve management's judgment in (1) identifying distinct performance obligations, (2) determining whether the Company is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort. Refer Notes 1.4 and 2.18 to the standalone financial statements.
	Auditor's Response
	Principal Audit Procedures Performed Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Company is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others: • We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Company is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method. • We selected a sample of contracts with customers and performed the following procedures: – Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement. – Identified significant terms and deliverables in the contract to assess management's conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Company is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method.

Sr. No.	Key Audit Matter
2	*Revenue recognition - Fixed price contracts using the percentage of completion method* Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts. This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts. Refer Notes 1.4 and 2.18 to the standalone financial statements.
	Auditor's Response
	Principal Audit Procedures Performed Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others: • We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred. • We selected a sample of fixed price contracts with customers measured using the percentage-of-completion method and performed the following: – Evaluated management's ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled. – Compared efforts or costs incurred with Company's estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract. – Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Information Other than the Financial Statements and Auditor's Report Thereon

The Company's Board of Directors is responsible for the other information. The other information comprises the information included in the Management Discussion and Analysis, Board's Report including Annexures to Board's Report, Business Responsibility Report, Corporate Governance and Shareholder's Information, but does not include the consolidated financial statements, standalone financial statements and our auditor's report thereon.

Our opinion on the standalone financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the standalone financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the standalone financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Management's Responsibilities for the Standalone Financial Statements

The Company's Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance, including other comprehensive income, changes in equity and cash flows of the Company in accordance with the Ind AS and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls system in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the standalone financial statements, including the disclosures, and whether the standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1. As required by Section 143(3) of the Act, based on our audit we report that:

    a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

    b) In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

    c) The Balance Sheet, the Statement of Profit and Loss including Other Comprehensive Income, Statement of Changes in Equity and the Statement of Cash Flows dealt with by this Report are in agreement with the books of account.

    d) In our opinion, the aforesaid standalone financial statements comply with the Ind AS specified under Section 133 of the Act.

    e) On the basis of the written representations received from the directors as on March 31, 2022 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2022 from being appointed as a director in terms of Section 164(2) of the Act.

    f) With respect to the adequacy of the internal financial controls over financial reporting of the Company and the operating effectiveness of such controls, refer to our separate Report in "Annexure A". Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Company's internal financial controls over financial reporting.

    g) With respect to the other matters to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended:

    In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

    h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us:

        i. The Company has disclosed the impact of pending litigations on its financial position in its standalone financial statements.

        ii. The Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts.

        iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

        iv. (a) The Management has represented that, to the best of its knowledge and belief, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other person or entity, including foreign entity ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(b) The Management has represented, that, to the best of its knowledge and belief, no funds (which are material either individually or in the aggregate) have been received by the Company from any person or entity, including foreign entity ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v. As stated in Note 2.12.3 to the standalone financial statements

(a) The final dividend proposed in the previous year, declared and paid by the Company during the year is in accordance with Section 123 of the Act, as applicable.

(b) The interim dividend declared and paid by the Company during the year and until the date of this report is in compliance with Section 123 of the Act.

(c) The Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The amount of dividend proposed is in accordance with section 123 of the Act, as applicable.

2. As required by the Companies (Auditor's Report) Order, 2020 (the "Order") issued by the Central Government in terms of Section 143(11) of the Act, we give in "Annexure B" a statement on the matters specified in paragraphs 3 and 4 of the Order.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 22039826AGZSRL7491

Place: Bengaluru
Date: April 13, 2022

Annexure "A" to the Independent Auditor's Report

(Referred to in paragraph 1(f) under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the "Act")

We have audited the internal financial controls over financial reporting of **INFOSYS LIMITED** (the "Company") as of March 31, 2022 in conjunction with our audit of the standalone Ind AS financial statements of the Company for the year ended on that date.

Management's Responsibility for Internal Financial Controls

The Management of the Company is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls over financial reporting of the Company based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") issued by the ICAI and the Standards on Auditing prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the Company's internal financial controls system over financial reporting.

Meaning of Internal Financial Controls over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2022, based on the criteria for internal financial control over financial reporting established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 22039826AGZSRL7491

Place: Bengaluru
Date: April 13, 2022

Annexure 'B' to the Independent Auditor's Report

(Referred to in paragraph 2 under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

To the best of our information and according to the explanations provided to us by the Company and the books of account and records examined by us in the normal course of audit, we state that:

i. In respect of the Company's Property, Plant and Equipment and Intangible Assets:

(a) (A) The Company has maintained proper records showing full particulars, including quantitative details and situation of Property, Plant and Equipment and relevant details of right-of-use assets.

(B) The Company has maintained proper records showing full particulars of intangible assets.

(b) The Company has a program of physical verification of Property, Plant and Equipment and right-of-use assets so to cover all the assets once every three years which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain Property, Plant and Equipment were due for verification during the year and were physically verified by the Management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(c) Based on our examination of the property tax receipts and lease agreement for land on which building is constructed, registered sale deed / transfer deed / conveyance deed provided to us, we report that, the title in respect of self-constructed buildings and title deeds of all other immovable properties (other than properties where the company is the lessee and the lease agreements are duly executed in favour of the lessee), disclosed in the financial statements included under Property, Plant and Equipment are held in the name of the Company as at the balance sheet date.

(d) The Company has not revalued any of its Property, Plant and Equipment (including right-of-use assets) and intangible assets during the year.

(e) No proceedings have been initiated during the year or are pending against the Company as at March 31, 2022 for holding any benami property under the Benami Transactions (Prohibition) Act, 1988 (as amended in 2016) and rules made thereunder.

ii. (a) The Company does not have any inventory and hence reporting under clause 3(ii)(a) of the Order is not applicable.

(b) The Company has not been sanctioned working capital limits in excess of ₹ 5 crore, in aggregate, at any points of time during the year, from banks or financial institutions on the basis of security of current assets and hence reporting under clause 3(ii)(b) of the Order is not applicable.

iii. The Company has made investments in, companies, firms, Limited Liability Partnerships, and granted unsecured loans to other parties, during the year, in respect of which:

(a) The Company has not provided any loans or advances in the nature of loans or stood guarantee, or provided security to any other entity during the year, and hence reporting under clause 3(iii)(a) of the Order is not applicable.

(b) In our opinion, the investments made and the terms and conditions of the grant of loans, during the year are, prima facie, not prejudicial to the Company's interest.

(c) In respect of loans granted by the Company, the schedule of repayment of principal and payment of interest has been stipulated and the repayments of principal amounts and receipts of interest are generally been regular as per stipulation.

(d) In respect of loans granted by the Company, there is no overdue amount remaining outstanding as at the balance sheet date.

(e) No loan granted by the Company which has fallen due during the year, has been renewed or extended or fresh loans granted to settle the overdues of existing loans given to the same parties.

(f) The Company has not granted any loans or advances in the nature of loans either repayable on demand or without specifying any terms or period of repayment during the year. Hence, reporting under clause 3(iii)(f) is not applicable.

The Company has not provided any guarantee or security or granted any advances in the nature of loans, secured or unsecured, to companies, firms, Limited Liability Partnerships or any other parties.

iv. The Company has complied with the provisions of Sections 185 and 186 of the Companies Act, 2013 in respect of loans granted, investments made and guarantees and securities provided, as applicable.

v. The Company has not accepted any deposit or amounts which are deemed to be deposits. Hence, reporting under clause 3(v) of the Order is not applicable.

vi. The maintenance of cost records has not been specified by the Central Government under sub-section (1) of section 148 of the Companies Act, 2013 for the business activities carried out by the Company. Hence, reporting under clause (vi) of the Order is not applicable to the Company.

vii. In respect of statutory dues:

(a) In our opinion, the Company has generally been regular in depositing undisputed statutory dues, including Goods and Services tax, Provident Fund, Employees' State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues applicable to it with the appropriate authorities.

There were no undisputed amounts payable in respect of Goods and Service tax, Provident Fund, Employees' State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues in arrears as at March 31, 2022 for a period of more than six months from the date they became payable.

(b) Details of statutory dues referred to in sub-clause (a) above which have not been deposited as on March 31, 2022 on account of disputes are given below:

Nature of the statute	Nature of dues	Forum where Dispute is Pending	Period to which the Amount Relates	Amount ₹ crore
The Income Tax Act, 1961	Income Tax	Income Tax Appellate Tribunal [2]	AY [1] 2012-13 and AY [1] 2016-17	1,030
	Income Tax	Appellate Authority upto Commissioner level	AY [1] 2008-09 to AY [1] 2011-12; AY [1] 2013-14 to AY [1] 2022-23	5,216
Customs Act, 1962	Duty of Custom	Specified Officer of SEZ	FY [1] 2008-09 to FY [1] 2011-12	5
Central Excise Act, 1944	Duty of Excise	Supreme Court of India [4]	FY [1] 2005-06 to FY [1] 2015-16	68
	Duty of Excise	Customs Excise and Service Tax Appellate Tribunal	FY [1] 2015-16	- [5]
Goods and Service Tax Act, 2017	Goods and Service Tax	Appellate Authority upto Commissioner level	FY [1] 2019-20	6
Sales Tax Act and VAT Laws	Sales Tax	Appellate Authority upto Commissioner level [4]	FY [1] 2006-07 to FY [1] 2010-11 and FY [1] 2014-15 to FY [1] 2016-17	21
	Sales Tax	High Court of Andhra Pradesh	FY [1] 2007-08	- [5]
Finance Act, 1994	Service Tax	Customs Excise and Service Tax Appellate Tribunal [3]	FY [1] 2004-05 to FY [1] 2017-18	327
	Service Tax	Appellate Authority upto Commissioner level	FY [1] 2015-16 to FY 2017-18	1
The National Internal Revenue Code of 1997	Corporate Income tax	Commissioner of Bureau of Internal Revenue, Philippines	FY [1] 2017-18	1
The National Internal Revenue Code of 1997	Withholding tax	Commissioner of Bureau of Internal Revenue, Philippines	FY [1] 2017-18	1
The National Internal Revenue Code of 1997	Value Added Tax	Commissioner of Bureau of Internal Revenue, Philippines	FY [1] 2017-18	2
Income Tax Assessment Act (ITAA 1936)	Corporate Income tax	Administrative Appeals Tribunal, Australia	FY [1] 2011-12 to FY [1] 2016-17	188
UK Finance Act 1998	Corporation Tax	Her Majesty's Revenue and Customs (HMRC) Tax Officer, United Kingdom [4]	FY [1] 2014-15 to FY [1] 2016-17	197
Central Sales Tax Act, 1956	Central Sales Tax	Appellate Authority upto Commissioner Level	FY [1] 2016-17	- [5]
The Karnataka [Gram Swaraj and Panchayat Raj] Act, 1993	Panchayat Property Tax	City Municipal Council	FY [1] 2017-18 and FY [1] 2018-19	16
	Panchayat Property Tax	High Court of Bangalore (Karnataka)	FY [1] 2018-19 to FY [1] 2020-21	16

Footnotes:

[1] AY=Assessment Year; FY= Financial Year.

[2] In respect of A.Y. 2012-13, stay order has been granted against ₹1,029 crore disputed which has not been deposited.

[3] Stay order has been granted against ₹60 crore disputed which has not been deposited.

[4] Stay order has been granted.

[5] Less than ₹ 1 crore.

viii. There were no transactions relating to previously unrecorded income that have been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (43 of 1961).

ix. (a) The Company has not taken any loans or other borrowings from any lender. Hence reporting under clause 3(ix)(a) of the Order is not applicable.

(b) The Company has not been declared wilful defaulter by any bank or financial institution or government or any government authority.

(c) The Company has not taken any term loan during the year and there are no outstanding term loans at the beginning of the year and hence, reporting under clause 3(ix)(c) of the Order is not applicable.

(d) On an overall examination of the financial statements of the Company, funds raised on short-term basis have, prima facie, not been used during the year for long-term purposes by the Company.

(e) On an overall examination of the financial statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries.

(f) The Company has not raised any loans during the year and hence reporting on clause 3(ix)(f) of the Order is not applicable.

x. (a) The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments) during the year and hence reporting under clause 3(x)(a) of the Order is not applicable.

(b) During the year, the Company has not made any preferential allotment or private placement of shares or convertible debentures (fully or partly or optionally) and hence reporting under clause 3(x)(b) of the Order is not applicable.

xi. (a) No fraud by the Company and no material fraud on the Company has been noticed or reported during the year.

(b) No report under sub-section (12) of section 143 of the Companies Act has been filed in Form ADT-4 as prescribed under rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government, during the year and upto the date of this report.

(c) We have taken into consideration the whistle blower complaints received by the Company during the year (and upto the date of this report), while determining the nature, timing and extent of our audit procedures.

xii. The Company is not a Nidhi Company and hence reporting under clause (xii) of the Order is not applicable.

xiii. In our opinion, the Company is in compliance with Section 177 and 188 of the Companies Act, 2013 with respect to applicable transactions with the related parties and the details of related party transactions have been disclosed in the standalone financial statements as required by the applicable accounting standards.

xiv. (a) In our opinion the Company has an adequate internal audit system commensurate with the size and the nature of its business.

(b) We have considered, the internal audit reports for the year under audit, issued to the Company during the year and till date, in determining the nature, timing and extent of our audit procedures.

xv. In our opinion during the year the Company has not entered into any non-cash transactions with its Directors or persons connected with its directors. and hence provisions of section 192 of the Companies Act, 2013 are not applicable to the Company.

xvi. (a) In our opinion, the Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934. Hence, reporting under clause 3(xvi)(a), (b) and (c) of the Order is not applicable.

(b) In our opinion, there is no core investment company within the Group (as defined in the Core Investment Companies (Reserve Bank) Directions, 2016) and accordingly reporting under clause 3(xvi)(d) of the Order is not applicable.

xvii. The Company has not incurred cash losses during the financial year covered by our audit and the immediately preceding financial year.

xviii. There has been no resignation of the statutory auditors of the Company during the year.

xix. On the basis of the financial ratios, ageing and expected dates of realisation of financial assets and payment of financial liabilities, other information accompanying the financial statements and our knowledge of the Board of Directors and Management plans and based on our examination of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that any material uncertainty exists as on the date of the audit report indicating that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. We further state that our reporting is based on the facts up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due.

xx. (a) There are no unspent amounts towards Corporate Social Responsibility (CSR) on other than ongoing projects requiring a transfer to a Fund specified in Schedule VII to the Companies Act in compliance with second proviso to sub-section (5) of Section 135 of the said Act. Accordingly, reporting under clause 3(xx)(a) of the Order is not applicable for the year.

(b) In respect of ongoing projects, the Company has transferred unspent Corporate Social Responsibility (CSR) amount as at the end of the previous financial year, to a Special account within a period of 30 days from the end of the said financial year in compliance with the provision of section 135(6) of the Act.

In respect of ongoing projects, the Company has not transferred the unspent Corporate Social Responsibility (CSR) amount as at the Balance Sheet date out of the amounts that was required to be spent during the year, to a Special Account in compliance with the provision of sub-section (6) of section 135 of the said Act till the date of our report since the time period for such transfer i.e. 30 days from the end of the financial year has not elapsed till the date of our report.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 22039826AGZSRL7491

Place: Bengaluru
Date: April 13, 2022

Balance Sheet

in ₹ crore

Particulars	Note	As at March 31, 2022	2021
Assets			
Non-current assets			
Property, plant and equipment	2.1	11,384	10,930
Right-of-use assets	2.3	3,311	3,435
Capital work-in-progress	2.4	411	906
Goodwill	2.2	211	167
Other intangible assets	2.2	32	67
Financial assets			
Investments	2.5	22,869	22,118
Loans	2.6	34	30
Other financial assets	2.7	727	613
Deferred tax assets (net)	2.17	970	955
Income tax assets (net)	2.17	5,585	5,287
Other non-current assets	2.10	1,416	1,149
Total non-current assets		**46,950**	**45,657**
Current assets			
Financial assets			
Investments	2.5	5,467	2,037
Trade receivables	2.8	18,966	16,394
Cash and cash equivalents	2.9	12,270	17,612
Loans	2.6	219	229
Other financial assets	2.7	6,580	5,226
Other current assets	2.10	8,935	6,784
Total current assets		**52,437**	**48,282**
Total assets		**99,387**	**93,939**

Balance Sheet (contd.)

Particulars	Note	As at March 31,	
		2022	2021
Equity and liabilities			
Equity			
Equity share capital	2.12	2,103	2,130
Other equity		67,203	69,401
Total equity		**69,306**	**71,531**
Liabilities			
Non-current liabilities			
Financial liabilities			
Lease liabilities	2.3	3,228	3,367
Other financial liabilities	2.13	676	259
Deferred tax liabilities (net)	2.17	841	511
Other non-current liabilities	2.15	360	649
Total non-current liabilities		**5,105**	**4,786**
Current liabilities			
Financial liabilities			
Lease liabilities	2.3	558	487
Trade payables	2.14		
Total outstanding dues of micro enterprises and small enterprises		3	–
Total outstanding dues of creditors other than micro enterprises and small enterprises		2,666	1,562
Other financial liabilities	2.13	11,269	8,359
Other current liabilities	2.15	7,381	4,816
Provisions	2.16	920	661
Income tax liabilities (net)	2.17	2,179	1,737
Total current liabilities		**24,976**	**17,622**
Total equity and liabilities		**99,387**	**93,939**

The accompanying notes form an integral part of the *Standalone financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

D. Sundaram
Director

Bengaluru
April 13, 2022

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Statement of Profit and Loss

in ₹ crore, except equity share and per equity share data

Particulars	Note	Year ended March 31,	
		2022	2021
Revenue from operations	2.18	1,03,940	85,912
Other income, net	2.19	3,224	2,467
Total income		**1,07,164**	**88,379**
Expenses			
Employee benefit expenses	2.20	51,664	45,179
Cost of technical sub-contractors		16,298	9,528
Travel expenses		731	484
Cost of software packages and others	2.20	2,985	2,058
Communication expenses		433	464
Consultancy and professional charges		1,511	999
Depreciation and amortization expense	2.1, 2.2.2 & 2.3	2,429	2,321
Finance cost	2.3	128	126
Other expenses	2.20	2,490	2,743
Total expenses		**78,669**	**63,902**
Profit before tax		**28,495**	**24,477**
Tax expense			
Current tax	2.17	6,960	6,013
Deferred tax	2.17	300	416
Profit for the year		**21,235**	**18,048**

Statement of Profit and Loss (contd.)

Particulars	Note	Year ended March 31, 2022	2021
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net	2.17 & 2.21	(98)	148
Equity instruments through other comprehensive income, net	2.5 & 2.17	97	120
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.11 & 2.17	(8)	25
Fair value changes on investments, net	2.5 & 2.17	(39)	(102)
Total other comprehensive income / (loss), net of tax		**(48)**	**191**
Total comprehensive income for the year		**21,187**	**18,239**
Earnings per equity share			
Equity shares of par value ₹5 each			
Basic (₹)		50.27	42.37
Diluted (₹)		50.21	42.33
Weighted average equity shares used in computing earnings per equity share			
Basic	2.22	4,22,43,39,562	4,25,94,38,950
Diluted	2.22	4,22,95,46,328	4,26,30,92,514

The accompanying notes form an integral part of the *Standalone financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

D. Sundaram
Director

Bengaluru
April 13, 2022

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Statement of Changes in Equity

in ₹ crore

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [1]	Equity Instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves [2]										
Balance as at April 1, 2020	**2,129**	**54**	**3,082**	**111**	**268**	**52,419**	**106**	**297**	**3,907**	**49**	**(15)**	**(173)**	**62,234**
Changes in equity for the year ended March 31, 2021													
Profit for the year	–	–	–	–	–	18,048	–	–	–	–	–	–	18,048
Remeasurement of the net defined benefit liability / asset, net*	–	–	–	–	–	–	–	–	–	–	–	148	148
Equity instruments through other comprehensive income, net* *(Refer to Note 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	120	–	–	120
Fair value changes on derivatives designated as cash flow hedge, net* *(Refer to Note 2.11)*	–	–	–	–	–	–	–	–	–	–	25	–	25
Fair value changes on investments, net* *(Refer to Note 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	–	–	(102)	(102)
Total comprehensive income for the year	–	–	–	–	–	18,048	–	–	–	120	25	46	18,239

Introduction
Approaching value creation
Strategy review
Delivering value
Governance
Statutory reports
Financial statements Standalone
BRSR

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [1]	Equity Instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves [2]										
Transfer to general reserve	–	–	–	–	–	(1,554)	1,554	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment Reserve	–	–	–	–	–	(3,204)	–	–	3,204	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	–	–	–	967	–	–	(967)	–	–	–	–
Transfer on account of exercise of stock options *(Refer to Note 2.12)*	–	–	–	–	260	–	–	(260)	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	–	–	3	(3)	–	–	–	–	–
Shares issued on exercise of employee stock options *(Refer to Note 2.12)*	1	–	–	–	8	–	–	–	–	–	–	–	9
Effect of modification of equity-settled share-based payment awards to cash-settled awards *(Refer to Note 2.12)*	–	–	–	–	–	–	–	85	–	–	–	–	85

Particulars	Equity share capital	Other equity												Total equity attributable to equity holders of the Company
		Reserves and surplus									Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [1]		Equity Instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves [2]											
Employee stock compensation expense *(Refer to Note 2.12)*	–	–	–	–	–	–	–	253	–		–	–	–	253
Income tax benefit arising on exercise of stock options	–	–	–	–	45	–	–	–	–		–	–	–	45
Reserves recorded upon business transfer under common control *(Refer to Note 2.5.1)*	–	–	(176)	–	–	–	–	–	–		–	–	–	(176)
Dividends	–	–	–	–	–	(9,158)	–	–	–		–	–	–	(9,158)
Balance as at March 31, 2021	**2,130**	**54**	**2,906**	**111**	**581**	**57,518**	**1,663**	**372**	**6,144**		**169**	**10**	**(127)**	**71,531**

Statement of Changes in Equity (contd.)

in ₹ crore

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [1]	Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves [2]										
Balance as at April 1, 2021	**2,130**	**54**	**2,906**	**111**	**581**	**57,518**	**1,663**	**372**	**6,144**	**169**	**10**	**(127)**	**71,531**
Changes in equity for the year ended March 31, 2022													
Profit for the year	–	–	–	–	–	21,235	–	–	–	–	–	–	21,235
Remeasurement of the net defined benefit liability / asset, net*	–	–	–	–	–	–	–	–	–	–	–	(98)	(98)
Equity instruments through other comprehensive income, net* *(Refer to Note 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	97	–	–	97
Fair value changes on derivatives designated as cash flow hedge, net* *(Refer to Note 2.11)*	–	–	–	–	–	–	–	–	–	–	(8)	–	(8)
Fair value changes on investments, net* *(Refer to Note 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	–	–	(39)	(39)
Total comprehensive income for the year	–	–	–	–	–	21,235	–	–	–	97	(8)	(137)	21,187

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [1]	Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves [2]										
Buyback of equity shares *(Refer to Note 2.12)* *	(28)	–	–	–	(640)	(8,822)	(1,603)	–	–	–	–	–	(11,093)
Transaction cost relating to buyback*	–	–	–	–	–	–	(24)	–	–	–	–	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	–	28	–	–	(28)	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment Reserve	–	–	–	–	–	(2,794)	–	–	2,794	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	–	–	–	1,012	–	–	(1,012)	–	–	–	–
Transfer on account of exercise of stock options *(Refer to Note 2.12)*	–	–	–	–	218	–	–	(218)	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	–	–	1	(1)	–	–	–	–	–
Shares issued on exercise of employee stock options *(Refer to Note 2.12)*	1	–	–	–	10	–	–	–	–	–	–	–	11

Particulars	Equity share capital	Other equity											Total equity attributable to equity holders of the Company
		Reserves and surplus								Other comprehensive income			
		Capital reserve		Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [1]	Equity instruments through other comprehensive income	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)	
		Capital reserve	Other reserves [2]										
Employee stock compensation expense *(Refer to Note 2.12)*	–	–	–	–	–	–	–	393	–	–	–	–	393
Income tax benefit arising on exercise of stock options	–	–	–	–	3	–	–	60	–	–	–	–	63
Reserves recorded upon business transfer under common control *(Refer toNote 2.5.1)*	–	–	(62)	–	–	–	–	–	–	–	–	–	(62)
Dividends	–	–	–	–	–	(12,700)	–	–	–	–	–	–	(12,700)
Balance as at March 31, 2022	**2,103**	**54**	**2,844**	**139**	**172**	**55,449**	**9**	**606**	**7,926**	**266**	**2**	**(264)**	**69,306**

* net of tax

* Including tax on buyback of ₹1,893 crore

(1) The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of the Income-tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income-tax Act, 1961.

(2) Profit / loss on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the *Standalone financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

D. Sundaram
Director

Bengaluru
April 13, 2022

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

in ₹ crore

Particulars	Note	Year ended March 31,	
		2022	2021
Cash flow from operating activities			
Profit for the year		21,235	18,048
Adjustments to reconcile net profit to net cash provided by operating activities			
Depreciation and amortization	2.1, 2.2.2 & 2.3	2,429	2,604
Income tax expense	2.17	7,260	6,429
Impairment loss recognized / (reversed) under expected credit loss model		117	152
Finance cost		128	126
Interest and dividend income	2.19	(2,617)	(1,795)
Stock compensation expense	2.12	372	297
Other adjustments		72	(47)
Exchange differences on translation of assets and liabilities, net		87	(32)
Changes in assets and liabilities			
Trade receivables and unbilled revenue		(5,725)	(1,414)
Loans, other financial assets and other assets		(1,125)	(684)
Trade payables	2.14	1,112	(5)
Other financial liabilities, other liabilities and provisions		5,487	2,284
Cash generated from operations		**28,832**	**25,963**
Income taxes paid		(6,736)	(6,061)
Net cash generated by operating activities		**22,096**	**19,902**
Cash flow from investing activities			
Expenditure on property, plant and equipment and intangibles		(1,787)	(1,720)
Deposits placed with corporations		(745)	(588)
Redemption of deposits with corporations		607	405
Loan given to subsidiaries		–	(76)
Loan repaid by subsidiaries		73	328
Proceeds from redemption of debentures		536	623
Investment in subsidiaries		(127)	(1,530)
Payment towards business transfer for entities under common control		(109)	(237)
Proceeds from liquidation of a subsidiary		–	173
Escrow and other deposits pertaining to buyback		(420)	–
Redemption of Escrow and other deposits pertaining to buyback		420	–
Payment of contingent consideration pertaining to acquisition of business		–	(125)
Other receipts		47	49

Particulars	Note	Year ended March 31,	
		2022	2021
Payments to acquire investments			
Preference and equity securities		(5)	–
Liquid mutual fund units and fixed maturity plan securities		(48,139)	(31,814)
Tax-free bonds and government bonds		–	(318)
Certificates of deposit		(3,897)	–
Non-convertible debentures		(1,456)	(3,398)
Government securities		(3,450)	(7,346)
Others		(5)	(13)
Proceeds on sale of investments			
Preference and equity securities		9	73
Liquid mutual fund units and fixed maturity plan securities		48,219	32,996
Tax-free bonds and government bonds		20	–
Non-convertible debentures		1,939	944
Certificates of deposit		787	900
Government securities		1,452	2,704
Others		5	–
Interest received		1,658	1,340
Dividend received from subsidiary		1,218	321
Net cash (used in) / from investing activities		**(3,150)**	**(6,309)**
Cash flow from financing activities			
Other receipts		134	–
Payment of lease liabilities	2.3	(598)	(420)
Buyback of equity shares including transaction cost and tax on buy back		(11,125)	–
Shares issued on exercise of employee stock options		11	9
Payment of dividends		(12,697)	(9,155)
Net cash used in financing activities		**(24,275)**	**(9,566)**
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(13)	23
Net increase / (decrease) in cash and cash equivalents		(5,329)	4,027
Cash and cash equivalents at the beginning of the year	2.9	17,612	13,562
Cash and cash equivalents at the end of the year		**12,270**	**17,612**
Supplementary information			
Restricted cash balance	2.9	60	154

The accompanying notes form an integral part of the *Standalone financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

D. Sundaram
Director

Bengaluru
April 13, 2022

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Overview and notes to the standalone financial statements

1. Overview

1.1 Company overview

Infosys Limited ("the Company" or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronic city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company's American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The *Standalone financial statements* are approved for issue by the Company's Board of Directors on April 13, 2022.

1.2 Basis of preparation of financial statements

These *Standalone financial statements* are prepared in accordance with Indian Accounting Standard (Ind AS), under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ("the Act") (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued there after.

Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year end figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the *Standalone financial statements* in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the *Standalone financial statements*.

Estimation of uncertainties relating to the global health pandemic from COVID-19 ("COVID-19")

The Company has considered the possible effects that may result from COVID-19 in the preparation of these *Standalone financial statements* including the recoverability of carrying amounts of financial and non-financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Company has, at the date of approval of these financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of these *Standalone financial statements*.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company's contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgment.

Fixed-price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed-price maintenance contract is recognized ratably using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and Company's costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress

towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the US, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. Also, refer to Notes 2.17 and 2.23.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Also, refer to Note 2.1.

1.5 Recent accounting pronouncements

The Ministry of Corporate Affairs (MCA) notifies new standards or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time. On March 23, 2022, MCA amended the Companies (Indian Accounting Standards) Amendment Rules, 2022, as below.

Ind AS 16, *Property Plant and equipment* – The amendment clarifies that excess of net sale proceeds of items produced over the cost of testing, if any, shall not be recognized in the profit or loss but deducted from the directly attributable costs considered as part of cost of an item of property, plant, and equipment. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2022. The Company has evaluated the amendment and there is no impact on its *Standalone financial statements*.

Ind AS 37, *Provisions, Contingent Liabilities and Contingent Assets* – The amendment specifies that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2022, although early adoption is permitted. The Company has evaluated the amendment and the impact is not expected to be material.

2. Notes to the financial statements

2.1 Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The Company depreciates property, plant and equipment over their estimated useful lives using the straightline method. The estimated useful lives of assets are as follows :

Building[1]	22-25 years
Plant and machinery[1][2]	5 years
Office equipment	5 years
Computer equipment[1]	3-5 years
Furniture and fixtures[1]	5 years
Vehicles[1]	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

[1] Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

[2] Includes solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2022 are as follows :

in ₹ crore

Particulars	Land – Freehold	Buildings[(1)(2)]	Plant and machinery[(2)]	Office equipment[(2)]	Computer equipment[(2)]	Furniture and fixtures[(2)]	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2021	**1,397**	**9,546**	**3,141**	**1,195**	**6,530**	**1,952**	**788**	**44**	**24,593**
Additions	32	569	244	62	1,281	130	63	–	2,381
Deletions*	–	–	(331)	(7)	(572)	(12)	(34)	–	(956)
Gross carrying value as at March 31, 2022	**1,429**	**10,115**	**3,054**	**1,250**	**7,239**	**2,070**	**817**	**44**	**26,018**
Accumulated depreciation as at April 1, 2021	**–**	**(3,460)**	**(2,600)**	**(891)**	**(4,870)**	**(1,434)**	**(376)**	**(32)**	**(13,663)**
Depreciation	–	(374)	(224)	(108)	(864)	(191)	(148)	(5)	(1,914)
Accumulated depreciation on deletions*	–	–	330	6	571	11	25	–	943
Accumulated depreciation as at March 31, 2022	**–**	**(3,834)**	**(2,494)**	**(993)**	**(5,163)**	**(1,614)**	**(499)**	**(37)**	**(14,634)**
Carrying value as at April 1, 2021	**1,397**	**6,086**	**541**	**304**	**1,660**	**518**	**412**	**12**	**10,930**
Carrying value as at March 31, 2022	**1,429**	**6,281**	**560**	**257**	**2,076**	**456**	**318**	**7**	**11,384**

* During the year ended March 31, 2022, certain assets which were old and not in use having gross book value of ₹ 291 crore (net book value: Nil) were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2021 were as follows :

in ₹ crore

Particulars	Land – Freehold	Buildings[(1)(2)]	Plant and machinery[(2)]	Office equipment[(2)]	Computer equipment[(2)]	Furniture and fixtures[(2)]	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2020	**1,316**	**9,038**	**3,038**	**1,094**	**5,690**	**1,875**	**669**	**43**	**22,763**
Additions	82	508	113	110	975	92	134	1	2,015
Additions through business transfer	–	–	–	–	6	–	2	–	8
Deletions	(1)	–	(10)	(9)	(141)	(15)	(17)	–	(193)
Gross carrying value as at March 31, 2021	**1,397**	**9,546**	**3,141**	**1,195**	**6,530**	**1,952**	**788**	**44**	**24,593**
Accumulated depreciation as at April 1, 2020	**–**	**(3,114)**	**(2,053)**	**(787)**	**(4,197)**	**(1,246)**	**(248)**	**(26)**	**(11,671)**
Depreciation	–	(346)	(273)	(112)	(804)	(202)	(145)	(6)	(1,888)
Provision for impairment *(Refer to Note 2.25)*	–	–	(283)	–	–	–	–	–	(283)
Accumulated depreciation on deletions	–	–	9	8	131	14	17	–	179
Accumulated depreciation as at March 31, 2021	**–**	**(3,460)**	**(2,600)**	**(891)**	**(4,870)**	**(1,434)**	**(376)**	**(32)**	**(13,663)**
Carrying value as at April 1, 2020	**1,316**	**5,924**	**985**	**307**	**1,493**	**629**	**421**	**17**	**11,092**
Carrying value as at March 31, 2021	**1,397**	**6,086**	**541**	**304**	**1,660**	**518**	**412**	**12**	**10,930**

(1) Buildings include ₹ 250 being the value of five shares of ₹ 50 each in Mittal Towers Premises Co-operative Society Limited.

(2) Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the Statement of Profit and Loss.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2022 and March 31, 2021 are as follows :

in ₹ crore

Particulars	Cost	Accumulated depreciation	Net book value
Land	34	–	34
	–	–	–
Buildings	186	104	82
	186	98	88
Plant and machinery	30	30	–
	30	30	–
Furniture and fixtures	23	23	–
	24	24	–
Computer equipment	3	3	–
	3	3	–
Office equipment	16	16	–
	16	16	–

in ₹ crore

Particulars	Year ended March 31, 2022	2021
Aggregate depreciation charged on above assets	6	7
Rental income from subsidiaries	52	53

2.2 Goodwill and other intangible assets

2.2.1 Goodwill

The summary of changes in the carrying amount of goodwill is as follows :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Carrying value at the beginning	167	29
Goodwill on business transfer *(Refer to Note 2.5.1)*	44	138
Carrying value at the end	**211**	**167**

The allocation of goodwill to operating segments as at March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Segment	As at March 31,	
	2022	2021
Financial services	64	55
Retail	34	26
Communication	28	22
Energy, Utilities, Resources and Services	27	22
Manufacturing	21	17
	174	**142**
Operating segments without significant goodwill	37	25
Total	**211**	**167**

2.2.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2022 are as follows :

in ₹ crore

Particulars	Customer-related	Software-related	Trade name-related	Others	Total
Gross carrying value as at April 1, 2021	**113**	**54**	**26**	**26**	**219**
Additions through business transfer	–	–	–	–	–
Deletions during the year	–	–	–	–	–
Gross carrying value as at March 31, 2022	**113**	**54**	**26**	**26**	**219**
Accumulated amortization as at April 1, 2021	**(88)**	**(12)**	**(26)**	**(26)**	**(152)**
Amortization expense	(16)	(19)			(35)
Accumulated amortization on deletions			–	–	–
Accumulated amortization as at March 31, 2022	**(104)**	**(31)**	**(26)**	**(26)**	**(187)**
Carrying value as at March 31, 2022	**9**	**23**	**–**	**–**	**32**
Carrying value as at April 1, 2021	**25**	**42**	**–**	**–**	**67**
Estimated useful life (in years)	7	2	5	5	
Estimated remaining useful life (in years)	1	1	–	–	

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2021 were as follows :

in ₹ crore

Particulars	Customer-related	Software-related	Trade name-related	Others	Total
Gross carrying value as at April 1, 2020	**113**	**–**	**26**	**26**	**165**
Addition through business transfer	–	54	–	–	54
Deletions during the year	–	–	–	–	–
Gross carrying value as at March 31, 2021	**113**	**54**	**26**	**26**	**219**
Accumulated amortization as at April 1, 2020	**(72)**	**–**	**(23)**	**(22)**	**(117)**
Amortization expense	(16)	(12)	(3)	(4)	(35)
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2021	**(88)**	**(12)**	**(26)**	**(26)**	**(152)**
Carrying value as at March 31, 2021	**25**	**42**	**–**	**–**	**67**
Carrying value as at April 1, 2020	**41**	**–**	**3**	**4**	**48**
Estimated useful life (in years)	7	2	5	5	
Estimated remaining useful life (in years)	2	2	–	–	

The amortization expense has been included under depreciation and amortization expense in the Standalone Statement of Profit and Loss

Research and development expenditure

Research and Development expense recognized in net profit in the Statement of Profit and Loss for the years ended March 31, 2022 and March 31, 2021 is ₹ 529 crore and ₹ 508 crore, respectively.

2.3 Leases

Accounting policy

The Company as a lessee

The Company's lease asset classes consist of leases for land, buildings and computers. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether : (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use (ROU) asset and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Company determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys's operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

ROU assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

ROU assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. ROU assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related ROU asset if the Company changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the ROU asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

The changes in the carrying value of ROU assets for the year ended March 31, 2022 are as follows :

in ₹ crore

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers	
Balance as at April 1, 2021	**556**	**2,766**	**113**	**3,435**
Additions[(1)]	–	306	68	374
Deletion	–	(18)	–	(18)
Depreciation	(4)	(433)	(43)	(480)
Balance as at March 31, 2022	**552**	**2,621**	**138**	**3,311**

[(1)] Net of adjustments on account of modifications and lease incentives

The changes in the carrying value of ROU assets for the year ended March 31, 2021 were as follows :

in ₹ crore

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers	
Balance as at April 1, 2020	**554**	**2,209**	**42**	**2,805**
Additions [(1)]	7	1,010	92	1,109
Additions through business transfer	–	8	–	8
Deletions	–	(89)	–	(89)
Depreciation	(5)	(372)	(21)	(398)
Balance as at March 31, 2021	**556**	**2,766**	**113**	**3,435**

[(1)] Net of adjustments on account of modifications and lease incentives

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the Statement of Profit and Loss.

The break-up of current and non-current lease liabilities as at March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Current lease liabilities	558	487
Non-current lease liabilities	3,228	3,367
Total	**3,786**	**3,854**

The movement in lease liabilities during the years ended March 31, 2022 and March 31, 2021 is as follows :

Particulars	As at March 31,	
	2022	2021
Balance at the beginning	**3,854**	**3,165**
Additions	394	1,198
Additions through business combination	–	10
Finance cost accrued during the period	126	125
Deletions	(18)	(99)
Payment of lease liabilities	(628)	(536)
Translation difference	58	(9)
Balance at the end	**3,786**	**3,854**

The details regarding the contractual maturities of lease liabilities as at March 31, 2022 and March 31, 2021 on an undiscounted basis are as follows :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Less than one year	637	585
One to five years	2,100	2,109
More than five years	1,519	1,751
Total	**4,256**	**4,445**

The Company does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was ₹12 crore and ₹24 crore for the years ended March 31, 2022 and March 31, 2021, respectively.

The movement in the net investment in sublease in ROU asset during the years ended March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Balance at the beginning of the period	**385**	**433**
Interest income accrued during the period	13	14
Lease receipts	(47)	(49)
Translation difference	14	(13)
Balance at the end of the period	**365**	**385**

The details regarding the contractual maturities of net investment in sublease of ROU asset as at March 31, 2022 and March 31, 2021 on an undiscounted basis are as follows :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Less than one year	54	50
One to five years	230	216
More than five years	126	179
Total	**410**	**445**

2.4 Capital work-in-progress

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Capital work-in-progress	411	906
Total capital work-in-progress	**411**	**906**

The capital work-in-progress ageing schedule for the years ended March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	Amount in capital work -in-progress for a period of				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress	267	48	51	45	411
	407	268	37	194	906
Total capital work-in-progress	**267**	**48**	**51**	**45**	**411**
	407	**268**	**37**	**194**	**906**

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan, the project-wise details of when the project is expected to be completed as of March 31, 2022 and March 31, 2021 are as follows :

in ₹ crore

Particulars	To be completed in				Total
	Less than 1 year	1-2 years	2-3 years	More than 3 years	
Projects in progress					
NG-SZ-SDB1	89	–	–	–	89
	–	–	–	–	–
BN-SP-RETRO	30	–	–	–	30
	–	–	–	–	–
KL-SP-SDB1	–	27	–	–	27
	–	–	–	–	–
BH-SZ-MLP	116	–	–	–	116
	–	67	–	–	67
IN-OS-SDB	–	–	–	–	–
	407	–	–	–	407
MY-SZ-SDB8	–	–	–	–	–
	160	–	–	–	160
Total capital work-in-progress	**235**	**27**	**–**	**–**	**262**
	567	**67**	**–**	**–**	**634**

2.5 Investments

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Non-current investments		
Equity instruments of subsidiaries	9,061	8,933
Debentures of subsidiary	–	536
Redeemable preference shares of subsidiary	1,318	1,318
Preference securities and equity instruments	194	167
Compulsorily convertible debentures	7	7
Others	76	42
Tax-free bonds	1,901	2,131
Government bonds	–	13
Non-convertible debentures	3,459	3,669
Government securities	6,853	5,302
Total non-current investments	**22,869**	**22,118**
Current investments		
Liquid mutual fund units	1,337	1,326
Certificates of deposit	3,141	–
Government bonds	13	–
Tax-free bonds	200	–
Government securities	362	–
Non-convertible debentures	414	711
Total current investments	**5,467**	**2,037**
Total carrying value	**28,336**	**24,155**

in ₹ crore, except as otherwise stated

Particulars	As at March 31, 2022	As at March 31, 2021
Non-current investments		
Unquoted		
Investment carried at cost		
Investments in equity instruments of subsidiaries		
Infosys BPM Limited [(1)]	662	660
33,828 (3,38,23,444) equity shares of ₹10,000 (₹10) each, fully paid up		
Infosys Technologies (China) Co. Limited	369	369
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up		
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid		
Infosys Technologies (Shanghai) Company Limited	1,010	900
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid		
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) – Class A shares of CHF 1,000 each and		
26,460 (26,460) – Class B Shares of CHF 100 each, fully paid up		
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up		
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of ₹10 each, fully paid up		
Infosys Nova Holdings LLC [#]	2,637	2,637
Infosys Consulting Pte Ltd	10	10
1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid		
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up		
Infosys Arabia Limited	2	2
70 (70) shares		
Skava Systems Private Limited	59	59
25,000 (25,000) shares of ₹10 each, fully paid up		
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up		
Infosys Chile SpA	7	7
100 (100) shares		
WongDoody Holding Company Inc	380	380
2,000 (2,000) shares		
Infosys Luxembourg S.ã r.l.	17	17
20,000 (20,000) shares		
Infosys Austria GmBH *(formerly known as Lodestone Management Consultants GmbH)*	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up		
Infosys Consulting Brazil	337	337
27,50,71,070 (27,50,71,070) shares of BRL 1 per share, fully paid up		

Particulars	As at March 31, 2022	As at March 31, 2021
Infosys Romania	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up		
Infosys Bulgaria	2	2
4,58,000 (4,58,000) shares of BGN 1 per share, fully paid up		
Infosys Germany Holdings GmbH	2	2
25,000 (25,000) shares EUR 1 per share, fully paid up		
Infosys Green Forum	1	–
10,00,000 (NIL) shares ₹10 per share, fully paid up		
Infosys Automotive and Mobility GmbH	15	–
Infosys Germany GmbH		
25,000 (Nil) shares EUR 1 per share, fully paid up	–	–
Infosys Turkey Bilgi Tekn		
1 (Nil) share Turkish Liras 10,000 per share, fully paid up	–	–
Investments in redeemable preference shares of subsidiary		
Infosys Consulting Pte Ltd	1,318	1,318
24,92,00,000 (24,92,00,000) shares of SGD 1 per share, fully paid up		
	10,379	**10,251**
Investments carried at amortized cost		
Investments in debentures of subsidiary		
EdgeVerve Systems Limited		
Nil (5,36,00,000) Unsecured redeemable, non-convertible debentures of ₹ 100 each fully paid up	–	536
	–	**536**
Investments carried at fair value through profit or loss *(Refer to Note 2.5.2)*		
Compulsorily convertible debentures	7	7
Others [(2)]	76	42
	83	**49**
Investments carried at fair value through other comprehensive income *(Refer to Note 2.5.2)*		
Preference securities	192	165
Equity instruments	2	2
	194	**167**
Quoted		
Investments carried at amortized cost		
Tax-free bonds	1,901	2,131
Government bonds	–	13
	1,901	**2,144**
Investments carried at fair value through other comprehensive income		
Non-convertible debentures	3,459	3,669
Government securities	6,853	5,302
	10,312	**8,971**
Total non-current investments	**22,869**	**22,118**

Particulars	As at March 31, 2022	As at March 31, 2021
Current investments		
Unquoted		
Investments carried at fair value through profit or loss		
Liquid mutual fund units	1,337	1,326
	1,337	**1,326**
Investments carried at fair value through other comprehensive income		
Certificates of deposit	3,141	–
	3,141	**–**
Quoted		
Investments carried at amortized cost		
Tax-free bonds	200	–
Government bonds	13	–
	213	**–**
Investments carried at fair value through other comprehensive income		
Government securities	362	–
Non-convertible debentures	414	711
	776	**711**
Total current investments	**5,467**	**2,037**
Total investments	**28,336**	**24,155**
Aggregate amount of quoted investments	13,202	11,826
Market value of quoted investments (including interest accrued), current	1,003	713
Market value of quoted investments (including interest accrued), non-current	12,552	11,507
Aggregate amount of unquoted investments	15,134	12,329
# Aggregate amount of impairment in value of investments	94	94
Reduction in the fair value of assets held for sale	854	854
Investments carried at cost	10,379	10,251
Investments carried at amortized cost	2,114	2,680
Investments carried at fair value through other comprehensive income	14,423	9,849
Investments carried at fair value through profit or loss	1,420	1,375

(1) On March 17, 2022, Infosys Limited acquired non-controlling interest of 0.01% of the voting interests in Infosys BPM Limited.

(2) Uncalled capital commitments outstanding as of March 31, 2022 and March 31, 2021 was ₹11 crore and ₹10 crore, respectively.

Refer to Note 2.11 for accounting policies on financial instruments.

The details of amounts recorded in other comprehensive income are as follows :

in ₹ crore

Particulars	Year ended					
	March 31, 2022			March 31, 2021		
	Gross	Tax	Net	Gross	Tax	Net
Net gain / (loss) on						
Non-convertible debentures	(7)	1	(6)	(5)	1	(4)
Government securities	(56)	22	(34)	(114)	17	(97)
Certificates of deposit	2	(1)	1	(1)	-	(1)
Equity and preference securities	119	(22)	97	136	(16)	120

Method of fair valuation

in ₹ crore

Class of investment	Method	Fair value as at March 31,	
		2022	2021
Liquid mutual fund units	Quoted price	1,337	1,326
Tax-free bonds and government bonds	Quoted price and market observable inputs	2,438	2,527
Non-convertible debentures	Quoted price and market observable inputs	3,873	4,380
Government Securities	Quoted price and market observable inputs	7,215	5,302
Certificates of deposit	Market observable inputs	3,141	–
Unquoted equity and preference securities	Discounted cash flows method, Market multiples method, Option pricing model	194	167
Unquoted compulsorily convertible debentures	Discounted cash flows method	7	7
Others	Discounted cash flows method, Market multiples method, Option pricing model	76	42

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5.1 Business transfer – Brilliant Basics Limited

On August 04, 2021, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiary, Brilliant Basics Limited, to transfer the business of Brilliant Basics Limited to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on November 01, 2021, the company entered into a business transfer agreement to transfer the business of Brilliant Basics Limited for a consideration of ₹ 109 crore resulting in recognition of a business transfer reserve of ₹ 62 crore.

The details of the assets and liabilities taken over upon business transfer are as follows :

in ₹ crore

Particulars	Total
Goodwill	44
Net assets / (liabilities), others	3
Total	**47**
Less : Consideration payable	109
Business transfer reserve	**(62)**

Business transfer – Kallidus Inc. and Skava Systems Private Limited

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as "Skava"), to transfer the business of Skava to Infosys Limited, for a consideration based on an independent valuation.

Accordingly on August 15, 2020 the Company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of ₹ 171 crore and ₹ 66 crore, respectively, on securing the requisite regulatory approvals.

The transaction was between a holding company and a wholly-owned subsidiary, the resultant impact on account of business transfer was recorded in 'Business Transfer Adjustment Reserve' during the year ended March 31, 2021.

On March 9, 2021, Kallidus, Inc. was liquidated. Further, on March 29, 2021, the shareholders of Skava have approved to voluntarily liquidate the affairs of the Company. Accordingly, Skava will complete the process of voluntary liquidation pursuant to Section 59 of the Insolvency and Bankruptcy Code of 2016 and applicable provisions of the Companies Act, 2013.

The details of the assets and liabilities taken over upon business transfer are as follows :

in ₹ crore

Particulars	Kallidus Inc.	Skava Systems Private Limited	Total
Goodwill	89	49	138
Intangible assets	54	–	54
Deferred tax assets / (liabilities)	(14)	1	(13)
Net assets / (liabilities), others	(152)	34	(118)
Total	**(23)**	**84**	**61**
Less : Consideration payable	171	66	237
Business transfer reserve	**(194)**	**18**	**(176)**

2.5.2 Details of Investments

The details of non-current other investments in preferred stock and equity instruments as at March 31, 2022 and March 31, 2021 are as follows :

in ₹ crore, except as otherwise stated

Particulars	As at March 31, 2022	2021
Preference securities		
Airviz Inc.	–	–
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each		
Whoop Inc	150	94
1,10,59,340 (11,05,934) Series B Preferred Stock, fully paid up, par value USD 0.0001 each		
Nivetti Systems Private Limited	22	20
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value ₹1 each		
Trifacta Inc.	–	40
Nil (11,80,358) Series C-1 Preferred Stock		
Nil (19,59,823) Series E Preferred Stock		
Ideaforge Technology Private Limited	20	11
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of ₹10 each, fully paid up		
Equity instrument		
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at ₹ 8,052 each, fully paid up, par value ₹10 each		
Global Innovation and Technology Alliance	2	2
15,000 (15,000) equity shares at ₹1,000 each, fully paid up, par value ₹1,000 each		
Ideaforge Technology Private Limited	–	–
100 (100) equity shares at ₹10, fully paid up		
Compulsorily convertible debentures		
Ideaforge Technology Private Limited	7	7
3,886 (3,886) compulsorily convertible debentures, fully paid up, par value ₹ 19,300 each		
Others		
Stellaris Venture Partners India	76	42
Total	**277**	**216**

2.6 Loans

in ₹ crore

Particulars	As at March 31, 2022	2021
Non-current		
Loans considered good – Unsecured		
Other loans		
Loans to employees	34	30
	34	**30**
Loans credit impaired – Unsecured		
Other loans		
Loans to employees	–	23
Less : Allowance for credit impairment	–	23
	–	–
Total non-current loans	**34**	**30**
Current		
Loans considered good – Unsecured		
Loans to subsidiaries	–	96
Other loans		
Loans to employees	219	133
Total current loans	**219**	**229**
Total loans	**253**	**259**

2.7 Other financial assets

in ₹ crore

Particulars	As at March 31, 2022	As at March 31, 2021
Non-current		
Security deposits (1)	43	45
Net investment in sublease of right of use asset (1)	320	348
Rental deposits (1)	134	164
Unbilled revenues (1)(5)#	215	11
Others (1)	15	45
Total non-current other financial assets	**727**	**613**
Current		
Security deposits (1)	1	1
Rental deposits (1)	36	10
Restricted deposits (1)*	1,965	1,826
Unbilled revenues (1)(5)#	3,543	2,139
Interest accrued but not due (1)	323	553
Foreign currency forward and options contracts (2)(3)	131	178
Net investment in sublease of right of use asset (1)	45	37
Others (1)(4)	536	482
Total current other financial assets	**6,580**	**5,226**
Total other financial assets	**7,307**	**5,839**
(1) Financial assets carried at amortized cost	7,176	5,661
(2) Financial assets carried at fair value through other comprehensive income	20	25
(3) Financial assets carried at fair value through profit or loss	111	153
(4) Includes dues from subsidiaries	220	182
(5) Includes dues from subsidiaries	419	82

* Restricted deposits represent deposit with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.8 Trade receivables

in ₹ crore

Particulars	As at March 31, 2022	As at March 31, 2021
Current		
Trade receivable considered good – Unsecured (1)	19,454	16,817
Less : Allowance for expected credit loss	488	423
Trade receivable considered good – Unsecured	**18,966**	**16,394**
Trade receivable – credit impaired – Unsecured	85	120
Less : Allowance for credit impairment	85	120
Trade receivable – credit impaired – Unsecured	–	–
Total trade receivables (2)	**18,966**	**16,394**
(1) Includes dues from subsidiaries	268	203
(2) Includes dues from companies where directors are interested	–	–

The trade receivables ageing schedule for the years ended as on March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	Not due	Outstanding for following periods from due date of payment					Total
		Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	
Undisputed trade receivables – considered good	14,555	4,703	133	10	30	23	19,454
	13,280	3,457	16	26	-	34	16,813
Undisputed trade receivables – credit impaired	–	1	3	43	31	3	81
	1	1	75	38	5	–	120
Disputed trade receivables – considered good	–	–	–	–	–	–	–
	–	1	3	–	–	–	4
Disputed trade receivables – credit impaired	–	–	–	4	–	–	4
	–	–	–	–	–	–	–
	14,555	4,704	136	57	61	26	19,539
	13,281	3,459	94	64	5	34	16,937

Particulars	Not due	Outstanding for following periods from due date of payment					Total
		Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	
Less : Allowance for credit loss							573
							543
Total trade receivables							**18,966**
							16,394

2.9 Cash and cash equivalents

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Balances with banks		
In current and deposit accounts	9,375	13,792
Cash on hand		-
Others		
Deposits with financial institutions	2,895	3,820
Total cash and cash equivalents	**12,270**	**17,612**
Balances with banks in unpaid dividend accounts	36	33
Deposit with more than 12 months maturity	1,471	11,948
Balances with banks held as margin money deposits against guarantees	1	71

Cash and cash equivalents as at March 31, 2022 and March 31, 2021 include restricted cash and bank balances of ₹ 60 crore and ₹ 154 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.10 Other assets

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Non-current		
Capital advances	87	141
Others		
Prepaid expenses	82	64
Defined benefit assets	10	9
Deferred contract cost[3]		
Cost of obtaining a contract	151	57
Cost of fulfillment	273	16
Unbilled revenues[2]	156	175
Withholding taxes and others	657	687
Total non-current other assets	**1,416**	**1,149**
Current		
Advances other than capital advance		
Payment to vendors for supply of goods	183	131
Others		
Prepaid expenses [1]	1,174	874
Unbilled revenues[2]	5,365	3,904
Deferred contract cost[3]		
Cost of obtaining a contract	350	27
Cost of fulfillment	40	13
Withholding taxes and others	1,589	1,832
Other receivables	234	3
Total current other assets	**8,935**	**6,784**
Total other assets	**10,351**	**7,933**
[1] Includes dues from subsidiaries	204	237

[2] Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

[3] Includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115, *Revenue from contract with customers*. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. Further as at March 31, 2022, the Company has entered into a financing arrangement with a third-party for these assets which has been considered as financial liability. Also, refer to Note 2.13.

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

2.11 Financial instruments

Accounting policy

2.11.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, *Financial Instruments*. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

2.11.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.11.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to the table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.11.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates.

The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2022 are as follows :

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents *(Refer to Note 2.9)*	12,270	–	–	–	–	12,270	12,270
Investments *(Refer to Note 2.5)*							
Preference securities, Equity instruments and others	–	–	76	194	–	270	270
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax-free bonds and government bonds	2,114	–	–	–	–	2,114	2,438 (1)
Liquid mutual fund units	–	–	1,337	–	–	1,337	1,337
Certificates of deposit	–	–	–	–	3,141	3,141	3,141
Non-convertible debentures	–	–	–	–	3,873	3,873	3,873
Government securities	–	–	–	–	7,215	7,215	7,215
Trade receivables *(Refer to Note 2.8)*	18,966	–	–	–	–	18,966	18,966
Loans *(Refer to Note 2.6)*	253	–	–	–	–	253	253
Other financial assets *(Refer to Note 2.7)* (3)	7,176	–	111	–	20	7,307	7,216 (2)
Total	**40,779**	**–**	**1,531**	**194**	**14,249**	**56,753**	**56,986**

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Liabilities							
Trade payables *(Refer to Note 2.14)*	2,669	–	–	–	–	2,669	2,669
Lease liabilities *(Refer to Note 2.3)*	3,786	–	–	–	–	3,786	3,786
Other financial liabilities *(Refer to Note 2.13)*	10,084	–	8	–	3	10,095	10,095
Total	**16,539**	**–**	**8**	**–**	**3**	**16,550**	**16,550**

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹91 crore

(3) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2021 were as follows :

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents *(Refer to Note 2.9)*	17,612	–	–	–	–	17,612	17,612
Investments *(Refer to Note 2.5)*							
Preference securities, equity instruments and others	–	–	42	167	–	209	209
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax-free bonds and government bonds	2,144	–	–	–	–	2,144	2,527 [2]
Liquid mutual fund units	–	–	1,326	–	–	1,326	1,326
Redeemable, non-convertible debentures [1]	536	–	–	–	–	536	536
Certificates of deposit	–	–	–	–	–	–	–
Non-convertible debentures	–	–	–	–	4,380	4,380	4,380
Government securities	–	–	–	–	5,302	5,302	5,302
Trade receivables *(Refer to Note 2.8)*	16,394	–	–	–	–	16,394	16,394
Loans *(Refer to Note 2.6)*	259	–	–	–	–	259	259
Other financial assets *(Refer to Note 2.7)*[4]	5,661	–	153	–	25	5,839	5,747 [3]
Total	**42,606**	**–**	**1,528**	**167**	**9,707**	**54,008**	**54,299**

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Liabilities							
Trade payables *(Refer to Note 2.14)*	1,562	–	–	–	–	1,562	1,562
Lease Liabilities *(Refer to Note 2.3)*	3,854	–	–	–	–	3,854	3,854
Other financial liabilities *(Refer to Note 2.13)*	6,873	–	14	–	–	6,887	6,887
Total	**12,289**	**–**	**14**	**–**	**–**	**12,303**	**12,303**

(1) The carrying value of debentures approximates fair value as the instruments are at prevailing market rates

(2) On account of fair value changes including interest accrued

(3) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹92 crore

(4) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables and trade payables and other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2022 is as follows :

in ₹ crore

Particulars	As at March 31, 2022	Fair value measurement at end of the year using		
		Level 1	Level 2	Level 3
Assets				
Investments in tax-free bonds *(Refer to Note 2.5)*	2,425	1,238	1,187	–
Investments in government bonds *(Refer to Note 2.5)*	13	13	–	–
Investments in liquid mutual fund units *(Refer to Note 2.5)*	1,337	1,337	–	–
Investments in certificates of deposit *(Refer to Note 2.5)*	3,141	–	3,141	–
Investments in non-convertible debentures *(Refer to Note 2.5)*	3,873	3,472	401	–
Investments in government securities *(Refer to Note 2.5)*	7,215	7,177	38	–
Investments in equity instruments *(Refer to Note 2.5)*	2	–	–	2
Investments in preference securities *(Refer to Note 2.5)*	192	–	–	192
Investments in compulsorily convertible debentures *(Refer to Note 2.5)*	7	–	–	7
Other investments *(Refer to Note 2.5)*	76	–	–	76
Derivative financial instruments – gain on outstanding foreign exchange forward and options contracts *(Refer to Note 2.7)*	131	–	131	–
Liabilities				
Derivative financial instruments – loss on outstanding foreign exchange forward and options contracts *(Refer to Note 2.13)*	11	–	11	–

During the year ended March 31, 2022, tax-free bonds and non-convertible debentures of ₹ 576 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further, tax-free bonds and non-convertible debentures of ₹ 890 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2021 was as follows :

in ₹ crore

Particulars	As at March 31, 2021	Fair value measurement at end of the year using		
		Level 1	Level 2	Level 3
Assets				
Investments in tax-free bonds *(Refer to Note 2.5)*	2,513	1,352	1,161	–
Investments in government bonds *(Refer to Note 2.5)*	14	14	–	–
Investments in liquid mutual fund units *(Refer to Note 2.5)*	1,326	1,326	–	–
Investments in non-convertible debentures *(Refer to Note 2.5)*	4,380	4,085	295	–
Investments in government securities *(Refer to Note 2.5)*	5,302	5,302	–	–
Investments in equity instruments *(Refer to Note 2.5)*	2	–	–	2
Investments in preference securities *(Refer to Note 2.5)*	165	–	–	165
Investments in compulsorily convertible debentures *(Refer to Note 2.5)*	7	–	–	7
Other investments *(Refer to Note 2.5)*	42	–	–	42
Derivative financial instruments – gain on outstanding foreign exchange forward and options contracts *(Refer to Note 2.7)*	178	–	178	–
Liabilities				
Derivative financial instruments – loss on outstanding foreign exchange forward and options contracts *(Refer to Note 2.13)*	9	–	9	–
Liability towards contingent consideration *(Refer to Note 2.13)* [(1)]	5	–	–	5

[(1)] Discount rate pertaining to contingent consideration ranges from 8% to 14.5%.

During the year ended March 31, 2021, tax-free bonds and non-convertible debentures of ₹ 107 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further, tax-free bonds and non-convertible debentures of ₹ 1,177 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, tax-free bonds, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks : market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange-related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company's operations are adversely affected as the rupee appreciates / depreciates against these currencies.

The foreign currency risk from financial assets and liabilities as at March 31, 2022 is as follows :

in ₹ crore

Particulars	US Dollar	Euro	UK Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	16,185	4,148	1,290	1,314	1,670	24,607
Net financial liabilities	(8,202)	(1,689)	(678)	(956)	(875)	(12,400)
Total	**7,983**	**2,459**	**612**	**358**	**795**	**12,207**

The foreign currency risk from financial assets and liabilities as at March 31, 2021 was as follows :

in ₹ crore

Particulars	US Dollar	Euro	UK Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	13,782	2,855	1,153	1,182	1,280	20,252
Net financial liabilities	(5,959)	(1,058)	(643)	(787)	(492)	(8,939)
Total	**7,823**	**1,797**	**510**	**395**	**788**	**11,313**

Sensitivity analysis between Indian Rupee and US Dollar

Particulars	Year ended March 31,	
	2022	2021
Impact on the Company's incremental operating margins	0.48%	0.49%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and options contracts are as follows :

Particulars	As at March 31,			
	2022		2021	
	In million	In ₹ crore	In million	In ₹ crore
Derivatives designated as cash flow hedges				
Forward contracts				
In Euro	8	67	–	–
Options Contracts				
In Australian Dollar	185	1,050	92	512
In Euro	280	2,358	165	1,415
In UK Pound Sterling	32	318	35	353
Other derivatives				
Forward contracts				
In Canadian Dollar	34	205	33	194
In Chinese Yuan	–	–	66	73
In Euro	266	2,240	151	1,295
In New Zealand Dollar	20	105	16	82
In Norwegian Krone	80	70	25	21
In Singapore Dollar	6	34	21	116
In Swiss Franc	14	115	26	204

Particulars	As at March 31,			
	2022		2021	
	In million	In ₹ crore	In million	In ₹ crore
In Phillipine Peso	–	–	800	121
In US Dollar	1,004	7,622	1,012	7,392
In UK Pound Sterling	44	438	15	151
In South African rand	45	24	–	–
Options contracts				
In Euro	81	682	65	557
In US Dollar	677	5,131	403	2,946
Total forwards and options contracts		**20,459**		**15,432**

The foreign exchange forward and options contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Not later than one month	5,323	5,028
Later than one month and not later than three months	11,973	6,698
Later than three months and not later than one year	3,163	3,706
	20,459	**15,432**

During the years ended March 31, 2022 and March 31, 2021, the Company has designated certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedge reserve as at March 31, 2022 are expected to occur and reclassified to statement of profit and loss within three months.

The Company determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit and Loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the years ended March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Gain / (Loss)		
Balance at the beginning of the year	10	(15)
Gain / (Loss) recognized in other comprehensive income during the year	102	(126)
Amount reclassified to profit and loss during the year	(113)	160
Tax impact on above	3	(9)
Balance at the end of the year	**2**	**10**

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows :

in ₹ crore

Particulars	As at March 31, 2022		As at March 31, 2021	
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	167	(47)	190	(21)
Amount set off	(36)	36	(12)	12
Net amount presented in Balance Sheet	**131**	**(11)**	**178**	**(9)**

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹ 18,966 crore and ₹ 16,394 crore as at March 31, 2022 and March 31, 2021, respectively and unbilled revenue amounting to ₹ 9,279 crore and ₹ 6,229 crore as at March 31, 2022 and March 31, 2021, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue from customers majorly located in the US and Europe. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of the customers to which the Company grants credit terms in the normal course of business. The Company uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The details in respect of percentage of revenues generated from top 5 customers and top 10 customers are as follows :

in %

Particulars	Year ended March 31,	
	2022	2021
Revenue from top 5 customers	11.9	12.0
Revenue from top 10 customers	20.5	19.6

Credit risk exposure

The Company's credit period generally ranges from 30-75 days.

The allowance for lifetime expected credit loss on customer balances recognized for the years ended March 31, 2022 and March 31, 2021 is ₹ 93 crore and ₹ 146 crore, respectively.

The movement in credit loss allowance on customer balance is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Balance at the beginning	615	580
Impairment loss recognized / (reversed), net	93	146
Amounts written off	(49)	(106)
Translation differences	14	(5)
Balance at the end	**673**	**615**

The gross carrying amount of a financial asset is written off

(either partially or in full) when there is no realistic

prospect of recovery.

Credit risk on cash and cash equivalents is limited as the Company generally invest in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Company has considered the latest available credit ratings as at the date of approval of these financial statements.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, tax-free bonds, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time.

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2022, the Company had a working capital of ₹ 27,461 crore including cash and cash equivalents of ₹ 12,270 crore and current investments of ₹ 5,467 crore. As at March 31, 2021, the Company had a working capital of ₹ 30,660 crore including cash and cash equivalents of ₹ 17,612 crore and current investments of ₹ 2,037 crore.

As at March 31, 2022 and March 31, 2021, the outstanding compensated absences were ₹ 1,850 crore and ₹ 1,731 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2022 are as follows :

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,669	–	–	–	2,669
Other financial liabilities (excluding liability towards contingent consideration) on an undiscounted basis *(Refer to Note 2.13)*	9,496	381	202	10	10,089

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2021 were as follows :

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,562	–	–	–	1,562
Other financial liabilities (excluding liability towards contingent consideration) *(Refer to Note 2.13)*	6,705	98	52	18	6,873
Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.13)*	5	–	–	–	5

2.12 Equity

Accounting policy

Ordinary shares

Ordinary shares are classified as equity share capital . Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Description of reserves

Capital redemption reserve

In accordance with Section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from the general reserve.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The Share options outstanding account is used to record the fair value of equity-settled, share-based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to the general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment Reserve

The Special Economic Zone Re-investment Reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.12.1 Equity share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2022	2021
Authorized		
Equity shares, ₹5 par value		
4,80,00,00,000 (4,80,00,00,000) equity shares	2,400	2,400
Issued, subscribed and paid up		
Equity shares, ₹ 5 par value [(1)]	2,103	2,130
4,20,67,38,641 (4,26,06,60,846) equity shares fully paid up		
	2,103	**2,130**

[(1)] Refer to Note 2.22 for details of basic and diluted shares

Forfeited shares amounted to ₹ 1,500 (₹ 1,500)

The Company has only one class of shares referred to as equity shares having a par value of ₹ 5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently. For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

In the period of five years immediately preceding March 31, 2022

Bonus issue

The Company has allotted 2,18,41,91,490 fully paid-up shares of face value ₹ 5 each during the quarter ended September 30, 2018 pursuant to bonus issue approved by the shareholders through postal ballot. The bonus shares were issued by capitalization of profits transferred from the general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged.

The bonus shares once allotted shall rank *pari passu* in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Capital allocation policy and buyback

Effective from fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes.

Buyback completed in September 2021

In line with the Capital Allocation Policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹ 9,200 crore (maximum buyback size, excluding buyback tax) at a price not exceeding ₹ 1,750 per share (maximum buyback price), subject to shareholders' approval in the ensuing Annual General Meeting.

The shareholders approved the proposal of buyback of equity shares recommended by its Board of Directors in the Annual General meeting held on June 19, 2021.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, the Company had purchased and extinguished a total of 5,58,07,337 equity shares from the stock exchange at a volume weighted average buyback price of ₹ 1,648.53 per equity share comprising 1.31% of the pre buyback paid up equity share capital of the Company. The buyback resulted in a cash outflow of ₹ 9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2022, the Company has created 'Capital Redemption Reserve' of ₹ 28 crore equal to the nominal value of the above shares bought back as an appropriation from the general reserve.

The Company's objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2022, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure, there are no externally imposed capital requirements.

2.12.2 Shareholding of promoters

The details of the shares held by promoters as at March 31, 2022 are as follows :

Promoter name	No. of shares	% of total shares	% change during the year
Sudha Gopalakrishnan	9,53,57,000	2.27	–
Rohan Murty	6,08,12,892	1.45	–
S. Gopalakrishnan	4,18,53,808	0.99	–
Nandan M. Nilekani	4,07,83,162	0.97	–
Akshata Murty	3,89,57,096	0.93	–
Asha Dinesh	3,85,79,304	0.92	–
Sudha N. Murty	3,45,50,626	0.82	–

Promoter name	No. of shares	% of total shares	% change during the year
Rohini Nilekani	3,43,35,092	0.82	–
Dinesh Krishnaswamy	3,24,79,590	0.77	–
Shreyas Shibulal	2,37,04,350	0.56	(0.71)
N. R. Narayana Murthy	1,66,45,638	0.40	–
Nihar Nilekani	1,26,77,752	0.30	–
Janhavi Nilekani	85,89,721	0.20	(27.74)
Kumari Shibulal	52,48,965	0.12	(41.00)
Deeksha Dinesh	76,46,684	0.18	–
Divya Dinesh	76,46,684	0.18	–
Meghana Gopalakrishnan	48,34,928	0.11	–
Shruti Shibulal	27,37,538	0.07	–
S. D. Shibulal	58,14,733	0.14	168.36
Promoters Group			
Gaurav Manchanda	1,37,36,226	0.33	–
Milan Shibulal Manchanda	69,67,934	0.17	(50.00)
Nikita Shibulal Manchanda	69,67,934	0.17	–
Bhairavi Madhusudhan Shibulal	66,79,240	0.16	2.61
Shray Chandra	7,19,424	0.02	–
Tanush Nilekani Chandra	33,56,017	0.08	331.59

2.12.3 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay / distribute dividend after deducting applicable withholding income taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows :

in ₹

Particulars	Year ended March 31,	
	2022	2021
Interim dividend for fiscal 2022	15.00	–
Final dividend for fiscal 2021	15.00	–
Interim dividend for fiscal 2021	–	12.00
Final dividend for fiscal 2020	–	9.50

During the year ended March 31, 2022, on account of the final dividend for fiscal 2021 and interim dividend for fiscal 2022 the Company has incurred a net cash outflow of ₹ 12,700 crore.

The Board of Directors, at its meeting on April 13, 2022, recommended a final dividend of ₹ 16 per equity share for the financial year ended March 31, 2022. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 25, 2022, and if approved, would result in a net cash outflow of approximately ₹ 6,731 crore.

The details of shareholder holding more than 5% shares as at March 31, 2022 and March 31, 2021 are as follows :

Name of the shareholder	As at March 31, 2022		As at March 31, 2021	
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADRs – legal ownership)	66,63,70,669	15.84	73,24,89,890	17.19
Life Insurance Corporation of India	24,33,47,641	5.78	25,00,63,497	5.87

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore, except as stated otherwise

Particulars	As at March 31, 2022		As at March 31, 2021	
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	**4,26,06,60,846**	**2,130**	**4,25,89,92,566**	**2,129**
Add : Shares issued on exercise of employee stock options	18,85,132	1	16,68,280	1
Less : Shares bought back	5,58,07,337	28	–	–
As at the end of the period	**4,20,67,38,641**	**2,103**	**4,26,06,60,846**	**2,130**

2.12.4 Employee Stock Option Plan (ESOP)

Accounting policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan")

On June 22, 2019, pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The restricted stock units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and remuneration committee). The performance parameters will be based on a combination of relative total shareholders return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan ("the 2015 Plan")

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan.
The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of four to seven years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity-settled and cash-settled RSUs and stock options would vest generally over a period of four years and shall be exercisable within the period as approved by the nomination and remuneration committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 1,37,25,712 and 1,55,14,732 shares as at March 31, 2022 and March 31, 2021, respectively under the 2015 Plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2022 and March 31, 2021.

The summary of grants during the years ended March 31, 2022 and March 31, 2021 are as follows :

Particulars	2019 Plan		2015 Plan	
	Year ended March 31,		Year ended March 31,	
	2022	2021	2022	2021
Equity-settled RSUs				
Key Managerial Personnel (KMP)	1,48,762	3,13,808	2,84,543	4,57,151
Employees other than KMP	27,01,867	12,82,600	13,05,880	22,03,460
	28,50,629	**15,96,408**	**15,90,423**	**26,60,611**
Cash-settled RSUs				
KMP	–	–	–	–
Employees other than KMP	–	–	49,960	1,15,250
	–	–	**49,960**	**1,15,250**
Total grants	**28,50,629**	**15,96,408**	**16,40,383**	**27,75,861**

Notes on grants to KMP:

CEO & MD

Under the 2015 Plan

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹ 3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 18,340 RSUs was made effective February 1, 2022 for fiscal 2022.

The Board, on April 14, 2021, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of ₹13 crore for fiscal 2022 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 96,150 performance based RSU's were granted effective May 2, 2021.

Under the 2019 Plan

The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to ₹10 crore for fiscal 2022 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 73,962 performance-based RSUs were granted effective May 2, 2021.

Other KMPs

Under the 2015 Plan

On April 14, 2021, based on the recommendations of the nomination and remuneration committee, in accordance with employment agreement, the Board approved a performance-based grant of 5,547 RSUs to a KMP under the 2015 Plan. The grants were made effective May 2, 2021. The performance-based RSUs will vest over three years based on certain performance targets.

On January 12, 2022, based on the recommendations of the nomination and remuneration committee, the Board approved a time-based grant of 9,876 RSUs to a KMP under the 2015 Plan. The grants were made effective February 1, 2022. These RSUs will vest over four years.

On March 31, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board approved a time-based grant of 1,54,630 RSUs to other KMPs under the 2015 Plan. The grants were made effective March 31, 2022. These RSUs will vest over four years.

Under the 2019 Plan

On March 31, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board approved a performance-based grant of 74,800 RSUs to other KMPs under the 2019 Plan. The grants were made effective March 31, 2022. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows :

in ₹ crore

Particulars	Year ended March 31, 2022	Year ended March 31, 2021
Granted to:		
KMP	65	76
Employees other than KMP	307	221
Total [1]	**372**	**297**
[1] Cash-settled stock compensation expense included above	13	71

Share-based payment arrangements that were modified during the year ended March 31, 2021:

During the year ended March 31, 2021, the company issued ADS-settled RSU and ESOP awards as replacement for outstanding stock appreciation rights awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts - Clarifications' dated December 18, 2020 which allows non-resident Indians to hold depository receipts. The awards were granted after necessary approvals from the nomination and remuneration committee. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of ₹ 85 crore is recognized as equity with a corresponding adjustment to financial liability.

The activity in the 2015 and 2019 Plans for equity-settled, share-based payment transactions during the years ended March 31, 2022 and March 31, 2021 is as follows :

Particulars	Year ended March 31, 2022		Year ended March 31, 2021	
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan: RSUs				
Outstanding at the beginning	80,47,240	4.52	87,80,898	3.96
Granted	15,90,423	5.00	26,60,611	5.00
Exercised	25,69,983	4.07	37,83,462	3.55
Modification to equity-settled awards	–	–	8,71,900	–
Forfeited and expired	8,34,705	4.63	4,82,707	4.13
Outstanding at the end	**62,32,975**	**4.82**	**80,47,240**	**4.52**
Exercisable at the end	6,53,775	4.51	1,51,685	3.36

Particulars	Year ended March 31, 2022		Year ended March 31, 2021	
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan: ESOPs				
Outstanding at the beginning	10,49,456	535	11,00,330	539
Granted	–	–	–	–
Exercised	3,48,612	529	2,39,272	534
Modification to equity-settled awards	–	–	2,03,026	–
Forfeited and expired	–	–	14,628	566
Outstanding at the end	**7,00,844**	**557**	**10,49,456**	**535**
Exercisable at the end	7,00,844	557	10,02,130	536
2019 Plan: RSUs				
Outstanding at the beginning	30,50,573	5.00	20,91,293	5.00
Granted	28,50,629	5.00	15,96,408	5.00
Exercised	7,55,557	5.00	3,70,170	5.00
Forfeited and expired	1,86,707	5.00	2,66,958	5.00
Outstanding at the end	**49,58,938**	**5.00**	**30,50,573**	**5.00**
Exercisable at the end	6,92,638	5.00	2,33,050	5.00

During the years ended March 31, 2022 and March 31, 2021, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was ₹ 1,705 and ₹ 1,097, respectively.

During the years ended March 31, 2022 and March 31, 2021, the weighted average share price of options exercised under the 2019 Plan on the date of exercise was ₹ 1,560 and ₹ 1,166, respectively.

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2022 is as follows :

Range of exercise prices per share (₹)	2019 plan – Options outstanding			2015 plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0 - 5 (RSU)	49,58,938	1.43	5.00	62,32,975	1.47	4.82
450 - 600 (ESOP)	–	–	–	7,00,844	0.65	557

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2021 was as follows :

Range of exercise prices per share (₹)	2019 plan – Options outstanding			2015 plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0 - 5 (RSU)	30,50,573	1.48	5.00	80,47,240	1.67	4.52
450 - 600 (ESOP)	–	–	–	10,49,456	1.83	535

As at March 31, 2022 and March 31, 2021, 2,65,561 and 3,87,088 cash-settled options were outstanding respectively. The carrying value of liability towards cash-settled, share-based payments was ₹ 13 crore and ₹ 7 crore as at March 31, 2022 and March 31, 2021, respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR-based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company has been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant with the following assumptions:

Particulars	For options granted in			
	Fiscal 2022 – Equity shares – RSU	Fiscal 2022 – ADS-RSU	Fiscal 2021 – Equity shares – RSU	Fiscal 2021 – ADS-RSU
Weighted average share price (₹) / ($ ADS)	1,791	24.45	1,253	18.46
Exercise price (₹) / ($ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	20-35	25-36	30-35	30-36
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	4-6	1-3	4-5	0.1-0.3
Weighted average fair value as on grant date (₹) / ($ADS)	1,548	20.82	1,124	16.19

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP.

2.13 Other financial liabilities

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Non-current		
Others		
Compensated absences	86	91
Accrued compensation to employees [(1)]	8	–
Accrued expenses [(1)(4)]	503	163
Other payables [(1)(6)]	79	5
Total non-current other financial liabilities	**676**	**259**
Current		
Unpaid dividends [(1)]	36	33
Others		
Accrued compensation to employees [(1)]	2,999	2,915
Accrued expenses [(1)(4)]	4,603	2,944
Retention monies [(1)]	12	13
Payable for acquisition of business – Contingent consideration [(2)]	–	5
Capital creditors [(1)]	395	340
Compensated absences	1,764	1,640
Other payables [(1)(5)(6)]	1,449	460
Foreign currency forward and options contracts [(2)(3)]	11	9
Total current other financial liabilities	**11,269**	**8,359**
Total other financial liabilities	**11,945**	**8,618**

Particulars	As at March 31, 2022	2021
[1] Financial liability carried at amortized cost	10,084	6,873
[2] Financial liability carried at fair value through profit or loss	8	14
[3] Financial liability carried at fair value through other comprehensive income	3	-
[4] Includes dues to subsidiaries	7	74
[5] Includes dues to subsidiaries	316	174
Contingent consideration on undiscounted basis	–	5

[6] Deferred contract cost in Note 2.10 includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115, *Revenue from contract with customers*. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. Further as at March 31, 2022, the Company has entered into a financing arrangement with a third party for these assets which has been considered as financial liability.

2.14 Trade payables

in ₹ crore

Particulars	As at March 31, 2022	2021
Outstanding dues of micro enterprises and small enterprises	3	–
Outstanding dues of creditors other than micro enterprises and small enterprises [1]	2,666	1,562
Total trade payables	**2,669**	**1,562**
[1] Includes dues to subsidiaries	613	400

There is no interest due or outstanding on the dues to Micro, Small and Medium Enterprises (MSME). During the years ended March 31, 2022 and March 31, 2021, an amount of ₹ 71 crore and ₹ 13 crore was paid beyond the appointed day as defined in the Micro, Small and Medium Enterprises Development Act 2006.

Trade payables ageing schedule for the years ended as on March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	Not due	Outstanding for following periods from due date of payment				Total
		Less than 1 year	1-2 years	2-3 years	More than 3 years	
Outstanding dues to MSME	3	–	–	–	–	3
	–	–	–	–	–	–
Others	2,131	535	–	–	–	2,666
	1,318	236	1	4	3	1,562
Total trade payables	2,134	535	–	–	–	2,669
	1,318	236	1	4	3	1,562

Relationship with struck off companies

in ₹ crore

Name of struck off company	Nature of transactions	Transactions during the year March 31, 2022	Balance outstanding as at March 31, 2022	Relationship with the struck off company
Compulease Networks Private Limited	Payables	– [1]	–	Vendor

[1] Less than ₹ 1 crore

Name of struck off company	Nature of transactions	Transactions during the year March 31, 2021	Balance outstanding as at March 31, 2021	Relationship with the struck off company
Mysodet Private Limited	Payables	1	–	Vendor
Compulease Networks Private Limited	Payables	– [1]	–	Vendor

[1] Less than ₹ 1 crore

2.15 Other liabilities

in ₹ crore

Particulars	As at March 31, 2022	As at March 31, 2021
Non-current		
Accrued defined benefit plan liability *(Refer to Note 2.21)*	332	274
Others		
Deferred income	9	16
Deferred income – government grants	19	14
Withholding taxes and others	–	345
Total non-current other liabilities	**360**	**649**
Current		
Accrued defined benefit plan liability	2	3
Unearned revenue	5,179	3,145
Others		
Withholding taxes and others	2,190	1,666
Deferred income – government grants	10	2
Total current other liabilities	**7,381**	**4,816**
Total other liabilities	**7,741**	**5,465**

2.16 Provisions

Accounting policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post-sales client support

The Company provides its clients with a fixed-period post-sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

in ₹ crore

Particulars	As at March 31, 2022	As at March 31, 2021
Current		
Others		
Post-sales client support and others	920	661
Total provisions	**920**	**661**

The movement in the provision for post-sales client support is as follows :

in ₹ crore

Particulars	Year ended March 31, 2022
Balance at the beginning	**661**
Provision recognized / (reversed)	343
Provision utilized	(152)
Exchange difference	28
Balance at the end	**880**

Provision for post-sales client support represents cost associated with providing post-sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of one year.

2.17 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that

includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the statement of profit and loss comprises:

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Current taxes	6,960	6,013
Deferred taxes	300	416
Income tax expense	**7,260**	**6,429**

Income tax expense for the years ended March 31, 2022 and March 31, 2021 includes reversal (net of provisions) of ₹ 250 crore and ₹ 298 crore, respectively. These reversals pertains to prior periods on account of adjudication of certain disputed matters in favor of the Company and upon filing of return across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Profit before income taxes	28,495	24,477
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	9,957	8,553
Tax effect due to non-taxable income for Indian tax purposes	(2,849)	(2,468)
Overseas taxes	958	688
Tax provision (reversals)	(250)	(298)
Effect of exempt non-operating income	(478)	(166)
Effect of non-deductible expenses	122	127
Impact of change in tax rate	(104)	–
Others	(96)	(7)
Income tax expense	**7,260**	**6,429**

The applicable Indian corporate statutory tax rate for the years ended March 31, 2022 and March 31, 2021 is 34.94% each.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Deferred income tax for the year ended March 31, 2022 and March 31, 2021, substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the US to the extent its US branch's net profit during the year is greater than the increase in the net assets of the US branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2022, Infosys' US branch net assets amounted to approximately ₹ 6,332 crore. As at March 31, 2022, the Company has a deferred tax liability for branch profit tax of ₹ 158 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹ 9,618 crore and ₹ 9,670 crore as at March 31, 2022 and March 31, 2021, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of ₹ 1,345 crore and ₹ 1,014 crore as at March 31, 2022 and March 31, 2021, respectively as it is probable that future taxable profit will be not be available against which the unused tax losses can be utilized in the foreseeable future. Majority of the accumulated losses as at March 31, 2022 will expire between financial years 2028 to 2030.

The details of income tax assets and income tax liabilities as at March 31, 2022 and March 31, 2021 are as follows :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Income tax assets	5,585	5,287
Current income tax liabilities	2,179	1,737
Net current income tax assets / (liabilities) at the end	**3,406**	**3,550**

The gross movement in the current income tax assets / (liabilities) for the years ended March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Net current income tax assets / (liabilities) at the beginning	3,550	3,471
Income tax paid	6,736	6,061
Current income tax expense	(6,960)	(6,013)
Income tax benefit arising on exercise of stock options	63	45
Income tax on other comprehensive income	12	1
Tax impact on buyback expenses	8	–
Tax liability taken over from Kallidus	–	(15)
Translation differences	(3)	–
Net current income tax assets / (liabilities) at the end	**3,406**	**3,550**

The movement in gross deferred income tax assets and (liabilities) (before set-off) for the year ended March 31, 2022 is as follows :

in ₹ crore

Particulars	Carrying value as of April 1, 2021	Changes through profit and loss	Additions through business transfer	Changes through OCI	Translation difference	Carrying value as of March 31, 2022
Property, plant and equipment	315	(126)	–	–	–	189
Lease liabilities	149	14	–	–	–	163
Trade receivables	194	(25)	–	–	–	169
Compensated absences	437	29	–	–	–	466
Post-sales client support	115	3	–	–	–	118
Derivative financial instruments	(54)	27	–	3	–	(24)
Credits related to branch profits	355	308	–	–	13	676
Intangibles through business transfer	(10)	6	–	–	–	(4)
Branch profit tax	(500)	(316)	–	–	(18)	(834)
SEZ Re-investment Reserve	(613)	(217)	–	–	–	(830)
Others	56	(3)	–	(13)	–	40
Total deferred income tax assets / (liabilities)	**444**	**(300)**	**–**	**(10)**	**(5)**	**129**

The movement in gross deferred income tax assets and (liabilities) (before set-off) for the year ended March 31, 2021 was as follows :

in ₹ crore

Particulars	Carrying value as of April 1, 2020	Changes through profit and loss	Additions through business transfer	Changes through OCI	Translation difference	Carrying value as of March 31, 2021
Property, plant and equipment	203	111	–	–	1	315
Lease liabilities	120	29	–	–	–	149
Trade receivables	182	12	–	–	–	194
Compensated absences	380	56	1	–	–	437
Post-sales client support	101	14	–	–	–	115
Derivative financial instruments	155	(201)	–	(8)	–	(54)
Credits related to branch profits	377	(11)	–	–	(11)	355
Intangibles through business transfer	–	5	(14)	–	(1)	(10)

Particulars	Carrying value as of April 1, 2020	Changes through profit and loss	Additions through business transfer	Changes through OCI	Translation difference	Carrying value as of March 31, 2021
Branch profit tax	(555)	38	–	–	17	(500)
SEZ Re-investment Reserve	(82)	(531)	–	–	–	(613)
Others	(8)	62	–	2	–	56
Total deferred income tax assets / (liabilities)	**873**	**(416)**	**(13)**	**(6)**	**6**	**444**

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Deferred income tax assets after set off	970	955
Deferred income tax liabilities after set off	(841)	(511)

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company's Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company's best estimate determined based on the expected value method.

2.18 Revenue from operations

Accounting policy

The Company derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, and from licensing of software products and platforms across the Company's core and digital offerings (together called as "software-related services"). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services ("performance obligations") to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services ("transaction price"). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Company's contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work-based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended have been used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs

or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance-based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as "unearned revenues").

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Company is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Company uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a "right to use" the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a "right to access" is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the year ended March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Revenue from software services	103,615	85,669
Revenue from products and platforms	325	243
Total revenue from operations	**103,940**	**85,912**

The company has evaluated the impact of COVID-19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The company has concluded that the impact of COVID-19 pandemic is not significant-based on these estimates. Due to the nature of the COVID-19 pandemic, the company will continue to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by offerings for the years ended March 31, 2022 and March 31, 2021, respectively. The Company believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Revenue by offerings		
Core	43,410	43,810
Digital	60,530	42,102
Total	**1,03,940**	**85,912**

Digital services

Digital services comprise of service and solution offerings of the company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cybersecurity systems.

Core services

Core services comprise traditional offerings of the company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products and platforms

The Company also derives revenues from the sale of products and platforms including Infosys Nia®, Artificial Intelligence (AI) platform which applies next-generation AI and machine learning.

The percentage of revenue from fixed-price contracts for each of the years ended March 31, 2022 and March 31, 2021 is approximately 53%.

Trade receivables and contract balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company's Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company's receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore, unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as "unearned revenue".

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

During the years ended March 31, 2022 and March 31, 2021, the company recognized revenue of ₹ 2,831 crore and ₹ 1,861 crore arising from opening unearned revenue as of April 1, 2021 and April 1, 2020, respectively. During the years ended March 31, 2022 and March 31, 2021, ₹ 3,711 crore and ₹ 3,401 crore of unbilled revenue pertaining to other fixed-price and fixed-time frame contracts as of April 1, 2021 and April 1, 2020, respectively has been reclassified to trade receivables upon billing to customers on completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Company expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Company has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time-and-material and unit of work-based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2022, other than those meeting the exclusion criteria mentioned above, is ₹ 65,748 crore. Out of this, the Company expects to recognize revenue of around 55% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2021 is ₹ 62,114 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.19 Other income, net

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain / loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency – Accounting policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Statement of Profit and Loss and reported within exchange gains / (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Government grant

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the years ended March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Interest income on financial assets carried at amortized cost		
Tax-free bonds and government bonds	151	143
Deposit with bank and others	668	951
Interest income on financial assets fair valued through other comprehensive income		
Non-convertible debentures, commercial paper, certificates of deposit and government securities	580	372
Income on investments carried at fair value through other comprehensive income	1	80
Income on investments carried at fair value through profit or loss		
Dividend income on liquid mutual funds	-	8
Gain / (loss) on liquid mutual funds and other investments	127	70
Dividend received from subsidiary [(1)]	1,218	321
Interest income on income tax refund	–	–
Exchange gains / (losses) on foreign currency forward and options contracts	189	558
Exchange gains / (losses) on translation of assets and liabilities	105	(279)
Miscellaneous income, net	185	243
Total other income	**3,224**	**2,467**

(1) The Company received dividend from its wholly-owned subsidiaries – Infosys BPM Limited and Brilliant Basics Holdings Limited

2.20 Expenses

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Employee benefit expenses		
Salaries including bonus	49,575	43,605
Contribution to provident and other funds	1,417	1,146
Share-based payments to employees *(Refer to Note 2.12)*	372	297
Staff welfare	300	131
	51,664	**45,179**

Particulars	Year ended March 31,	
	2022	2021
Cost of software packages and others		
For own use	1,062	942
Third-party items bought for service delivery to clients	1,923	1,116
	2,985	2,058
Other expenses		
Power and fuel	93	99
Brand and marketing	444	288
Short-term leases	12	24
Rates and taxes	205	192
Repairs and Maintenance	824	1,050
Consumables	29	22
Insurance	135	108
Provision for post-sales client support and others	77	47
Commission to non-whole time directors	11	6
Impairment loss recognized / (reversed) under expected credit loss model	117	152
Auditor's remuneration		
Statutory audit fees	5	5
Tax matters	–	–
Other services	–	1
Contributions towards Corporate Social Responsibility (CSR) *(Refer to note 2.25)*		
Towards CSR*	397	412
Proposed transfer of CSR assets**	–	283
Others	141	54
	2,490	2,743

* Figures for the year ended March 31, 2021 includes ₹ 37 crore which the Company intends to spend in the future relating to and in addition to the amounts spent in the prior years

** Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 ("the Rules"), the Company is required to transfer its CSR capital assets created prior to January 2021. Towards this the Company had incorporated a controlled subsidiary 'Infosys Green Forum' under Section 8 of the Companies Act, 2013 .The carrying amount of the capital asset amounting to ₹283 crore had been impaired and included as CSR expense in the *Standalone financial statements* during the year ended March 31, 2021 because the Company will not be able to recover the carrying amount of the asset from its Subsidiary on account of prohibition on payment of dividend by this Subsidiary. During the year ended March 31, 2022, the transfer has been completed on obtaining the required approvals from regulatory authorities.

2.21 Employee benefits

Accounting policy

2.21.1 Gratuity and Pensions

The Company provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible Indian employees of Infosys. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Statement of Profit and Loss.

2.21.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The Trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the Trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.21.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.21.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

The Code on Social Security,2020 ("Code") relating to employee benefits during employment and post employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

a. Gratuity and pension

The following tables set out the funded status majorly of the Indian gratuity plans and the amounts recognized in the Company's financial statements as at March 31, 2022 and March 31, 2021 :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Change in benefit obligations		
Benefit obligations at the beginning	1,382	1,195
Service cost	193	181
Interest expense	77	72
Transfer of obligation	3	3
Remeasurements – Actuarial (gains) / losses	69	14
Benefits paid	(257)	(83)
Benefit obligations at the end	**1,467**	**1,382**
Change in plan assets		
Fair value of plan assets at the beginning	1,391	1,338
Interest income	84	80
Transfer of assets	3	–
Remeasurements – Return on plan assets excluding amounts included in interest income	21	10
Contributions	235	45
Benefits paid	(257)	(82)
Fair value of plan assets at the end	**1,477**	**1,391**
Funded status	10	9

The amount for the years ended March 31, 2022 and March 31, 2021 recognized in the Statement of Profit and Loss under employee benefit expense are as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Service cost	193	181
Net interest on the net defined benefit	(7)	(8)
Net gratuity cost	**186**	**173**

The amount for the years ended March 31, 2022 and March 31, 2021 recognized in the statement of other comprehensive income are as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	69	14
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(21)	(10)
	48	**4**

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
(Gain) / loss from change in demographic assumptions	–	–
(Gain) / loss from change in financial assumptions	(33)	8
(Gain) / loss from change in experience assumptions	102	6
	69	**14**

The weighted-average assumptions used to determine benefit obligations as at March 31, 2022 and March 31, 2021 are as follows :

Particulars	As at March 31,	
	2022	2021
Discount rate [(1)]	6.5%	6.1%
Weighted average rate of increase in compensation levels [(2)]	6.0%	6.0%
Weighted average duration of defined benefit obligation [(3)]	5.9 years	5.9 years

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2022 and March 31, 2021 are as follows :

in %

Particulars	Year ended March 31,	
	2022	2021
Discount rate	6.1	6.2
Weighted average rate of increase in compensation levels	6.0	6.0

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

(1) In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

(2) The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company's past compensation revision trends and management's estimate of future salary increases.

(3) Attrition rate considered is the management's estimate based on the past long-term trend of employee turnover in the Company.

The sensitivity of significant assumptions used for valuation of defined benefit obligation is as follows :

in ₹ crore

Impact from percentage point increase / decrease in	As at March 31,	
	2022	2021
Discount rate	81	78
Weighted average rate of increase in compensation level	73	70

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. The sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. As at March 31, 2022 and March 31, 2021, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the years ended March 31, 2022 and March 31, 2021 were ₹ 105 crore and ₹ 90 crore, respectively.

The Company expects to contribute ₹ 200 crore to the gratuity trusts during the fiscal 2023.

Maturity profile of defined benefit obligation :

in ₹ crore

Within 1 year	204
1-2 year	214
2-3 year	231
3-4 year	242
4-5 year	284
5-10 years	1,559

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with local laws. As at March 31, 2022 and March 31, 2021, the defined benefit obligation (DBO) is ₹ 610 crore and ₹ 541 crore, fair value of plan assets is ₹ 534 crore and ₹ 434 crore, resulting in recognition of a net DBO of ₹ 76 crore and ₹ 107 crore, respectively.

b. Superannuation

The Company contributed ₹ 342 crore and ₹ 242 crore to the Superannuation trust during the year ended March 31, 2022 and March 31, 2021, respectively and the same has been recognized in the Statement of Profit and Loss account under the head employee benefit expense.

c. Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India.

The funded status of the defined benefit provident fund plan of Infosys limited and the amounts recognized in the Company's financial statements as at March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Change in benefit obligations		
Benefit obligations at the beginning	8,287	7,366
Service cost	656	423
Employee contribution	1,153	816
Interest expense	516	606
Actuarial (gains) / loss	118	(26)
Benefits paid	(1,426)	(898)
Benefit obligations at the end	**9,304**	**8,287**
Change in plan assets		
Fair value of plan assets at the beginning	8,140	7,117
Interest income	507	596
Remeasurements – Return on plan assets excluding amounts included in interest income	18	125
Contributions	1,819	1,200
Benefits paid	(1,426)	(898)
Fair value of plan assets at the end	**9,058**	**8,140**
Net liability	(246)	(147)

Amount for the year ended March 31, 2022 and March 31, 2021 recognized in the statement of other comprehensive income:

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	118	(26)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(18)	(125)
	100	**(151)**

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows :

Particulars	As at March 31,	
	2022	2021
Government of India (GOI) bond yield [(1)]	6.50%	6.10%
Expected rate of return on plan assets	7.70%	8.00%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.10%	8.50%

(1) In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2022 and March 31, 2021 is as follows :

Particulars	As at March 31,	
	2022	2021
Central and State government bonds	57%	54%
Public sector undertakings and Private sector bonds	37%	40%
Others	6%	6%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

As at March 31, 2022 the defined benefit obligation would be affected by approximately ₹ 88 crore and ₹ 114 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Company contributed ₹ 768 crore and ₹ 568 crore to the provident fund during the year ended March 31, 2022 and March 31, 2021, respectively. The same has been recognized in the net profit in the statement of profit and loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

Employee benefits cost include:

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Salaries and bonus[(1)]	50,338	44,078
Defined contribution plans	342	242
Defined benefit plans	984	859
	51,664	**45,179**

(1) Includes employee stock compensation expense of ₹372 crore and ₹297 crore for the year ended March 31, 2022 and March 31, 2021, respectively (Refer to Note 2.12).

2.22 Reconciliation of basic and diluted shares used in computing earning per share

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Year ended March 31,	
	2022	2021
Basic earnings per equity share – weighted average number of equity shares outstanding	4,22,43,39,562	4,25,94,38,950
Effect of dilutive common equivalent shares – share options outstanding	52,06,766	36,53,564
Diluted earnings per equity share – weighted average number of equity shares and common equivalent shares outstanding	**4,22,95,46,328**	**4,26,30,92,514**

For the years ended March 31, 2022 and March 31, 2021, there were no options to purchase equity shares which had an anti-dilutive effect.

2.23 Contingent liabilities and commitments

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Contingent liabilities		
Claims against the Company, not acknowledged as debts[(1)]	4,245	3,753
[Amount paid to statutory authorities ₹5,617 crore (₹5,827 crore)]		
Commitments		
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	1,092	609
(net of advances and deposits)[(2)]		
Other Commitments*	11	10

* Uncalled capital pertaining to investments

(1) As at March 31, 2022, claims against the Company not acknowledged as debts in respect of income tax matters amounted to ₹ 3,898 crore. As at March 31, 2021, claims against the Company not acknowledged as debts in respect of income tax matters amounted to ₹ 3,424 crore.

The claims against the Company majorly represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under Section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to ₹ 5,607 crore and ₹ 5,817 crore as at March 31, 2022 and March 31, 2021, respectively.

(2) Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipment's.

Legal proceedings

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company's management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company's results of operations or financial condition.

2.24 Related party transactions

List of related parties

in %

Name of subsidiaries	Country	Holdings as at March 31,	
		2022	2021
Infosys Technologies (China) Co. Limited (Infosys China) [(1)]	China	100	100
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico) [(1)]	Mexico	100	100
Infosys Technologies (Sweden) AB (Infosys Sweden) [(1)]	Sweden	100	100
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) [(1)]	China	100	100
Infosys Nova Holdings LLC. (Infosys Nova) [(1)]	US	100	100
EdgeVerve Systems Limited (EdgeVerve) [(1)]	India	100	100
Infosys Austria GmbH [(1)]	Austria	100	100
Skava Systems Private Limited (Skava Systems) [(1)(41)]	India	100	100
Kallidus Inc. (Kallidus) [(42)]	US	–	–
Infosys Chile SpA [(1)]	Chile	100	100
Infosys Arabia Limited [(2)]	Saudi Arabia	70	70
Infosys Consulting Ltda. [(1)]	Brazil	100	100
Infosys CIS LLC [(15)]	Russia	–	–
Infosys Luxembourg S.a.r.l [(1)]	Luxembourg	100	100
Infosys Americas Inc., (Infosys Americas) [(1)]	US	100	100
Infosys Public Services, Inc. USA (Infosys Public Services) [(1)]	US	100	100
Infosys Canada Public Services Inc [(20)(53)]	Canada	–	–
Infosys BPM Limited [(1)(61)]	India	100	99.99
Infosys (Czech Republic) Limited s.r.o. [(3)]	Czech Republic	100	99.99
Infosys Poland Sp z.o.o [(3)]	Poland	100	99.99
Infosys McCamish Systems LLC [(3)]	US	100	99.99
Portland Group Pty Ltd [(3)]	Australia	100	99.99
Infosys BPO Americas LLC. [(3)]	US	100	99.99
Infosys Consulting Holding AG (Infosys Lodestone) [(1)]	Switzerland	100	100
Infosys Management Consulting Pty Limited [(4)]	Australia	100	100
Infosys Consulting AG [(4)]	Switzerland	100	100
Infosys Consulting GmbH [(4)]	Germany	100	100
Infosys Consulting S.R.L. [(1)]	Romania	100	100
Infosys Consulting SAS [(4)]	France	100	100
Infosys Consulting s.r.o. v likvidaci (*formerly Infosys Consulting s.r.o.*) [(4)(52)]	Czech Republic	–	100
Infosys Consulting (Shanghai) Co., Ltd. [(4)(48)]	China	–	100
Infy Consulting Company Ltd [(4)]	UK	100	100
Infy Consulting B.V. [(4)]	The Netherlands	100	100
Infosys Consulting Sp. z.o.o [(29)]	Poland	–	–
Lodestone Management Consultants Portugal, Unipessoal, Lda. [(4)(34)]	Portugal	–	–
Infosys Consulting S.R.L. [(4)]	Argentina	100	100

Name of subsidiaries	Country	Holdings as at March 31,	
		2022	2021
Infosys Consulting (Belgium) NV [5]	Belgium	99.90	99.90
Panaya Inc. (Panaya) [1]	US	100	100
Panaya Ltd. [6]	Israel	100	100
Panaya GmbH [6]	Germany	100	100
Brilliant Basics Holdings Limited (Brilliant Basics) [1][41]	UK	100	100
Brilliant Basics Limited [7][41]	UK	100	100
Brilliant Basics (MENA) DMCC [7][21]	Dubai	–	–
Infosys Consulting Pte. Ltd. (Infosys Singapore) [1]	Singapore	100	100
Infosys Middle East FZ-LLC [8]	Dubai	100	100
Fluido Oy [8]	Finland	100	100
Fluido Sweden AB (Extero) [11]	Sweden	100	100
Fluido Norway A/S [11]	Norway	100	100
Fluido Denmark A/S [11]	Denmark	100	100
Fluido Slovakia s.r.o[11]	Slovakia	100	100
Fluido Newco AB[11][36]	Sweden	–	–
Infosys Compaz Pte. Ltd[9]	Singapore	60	60
Infosys South Africa (Pty) Ltd[8]	South Africa	100	100
WongDoody Holding Company Inc. (WongDoody)[1][54]	US	–	100
WDW Communications, Inc[10][55]	US	–	100
WongDoody, Inc[10][56]	US	100	100
HIPUS Co., Ltd[9]	Japan	81	81
Stater N.V.[9]	The Netherlands	75	75
Stater Nederland B.V.[12]	The Netherlands	75	75
Stater Duitsland B.V.[12][38]	The Netherlands	–	–
Stater XXL B.V.[12]	The Netherlands	75	75
HypoCasso B.V.[12]	The Netherlands	75	75
Stater Participations B.V.[12]	The Netherlands	75	75
Stater Deutschland Verwaltungs-GmbH[13][37]	Germany	–	–
Stater Deutschland GmbH & Co. KG[13][37]	Germany	–	–
Stater Belgium N.V./S.A.[14][39]	Belgium	75	75
Stater Gmbh[12][46]	Germany	75	–
Outbox systems Inc. dba Simplus (US)[16]	US	100	100
Simplus North America Inc.[17][45]	Canada	–	100
Simplus ANZ Pty Ltd.[17]	Australia	100	100
Simplus Australia Pty Ltd[18]	Australia	100	100
Sqware Peg Digital Pty Ltd[19][49]	Australia	–	100
Simplus Philippines, Inc.[17]	Philippines	100	100
Simplus Europe, Ltd.[17][47]	UK	–	100
Infosys Fluido UK, Ltd. (*formerly Simplus UK, Ltd*)[22]	UK	100	100
Infosys Fluido Ireland, Ltd.(*formerly Simplus Ireland, Ltd*)[23]	Ireland	100	100
Infosys Limited Bulgaria EOOD[1][24]	Bulgaria	100	100
Kaleidoscope Animations, Inc.[27]	US	100	100
Kaleidoscope Prototyping LLC[28]	US	100	100

Name of subsidiaries	Country	Holdings as at March 31,	
		2022	2021
GuideVision s.r.o.[25]	Czech Republic	100	100
GuideVision Deutschland GmbH[26]	Germany	100	100
GuideVision Suomi Oy[26]	Finland	100	100
GuideVision Magyarország Kft[26]	Hungary	100	100
GuideVision Polska SP.Z.O.O[26]	Poland	100	100
GuideVision UK Ltd[26]	UK	100	100
Blue Acorn iCi Inc *(formerly Beringer Commerce Inc)*[30]	US	100	100
Beringer Capital Digital Group Inc[30][59]	US	–	100
Mediotype LLC[31][59]	US	–	100
Beringer Commerce Holdings LLC[31][59]	US	–	100
SureSource LLC[32][57]	US	–	100
Blue Acorn LLC[32][57]	US	–	100
Simply Commerce LLC[32][57]	US	–	100
iCiDIGITAL LLC[33][58]	US	–	100
Infosys BPM UK Limited[3][35]	UK	–	–
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi[1][40]	Turkey	100	–
Infosys Germany Holding Gmbh[1][43]	Germany	100	100
Infosys Automotive and Mobility GmbH & Co. KG[1][44]	Germany	100	–
Infosys Green Forum[1][50]	India	100	–
Infosys (Malaysia) SDN. BHD. *(formerly Global Enterprise International (Malaysia) Sdn. Bhd.)*[51]	Malaysia	100	–
Infosys Business Solutions LLC[1][60]	Qatar	–	–
Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))*[62]	Germany	100	–

(1) Wholly-owned subsidiary of Infosys Limited
(2) Majority-owned and controlled subsidiary of Infosys Limited
(3) Wholly-owned subsidiary of Infosys BPM Limited
(4) Wholly-owned subsidiary of Infosys Consulting Holding AG
(5) Majority-owned and controlled subsidiary of Infosys Consulting Holding AG
(6) Wholly-owned subsidiary of Panaya Inc.
(7) Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(8) Wholly-owned subsidiary of Infosys Consulting Pte. Ltd.
(9) Majority-owned and controlled subsidiary of Infosys Consulting Pte. Ltd.
(10) Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody)
(11) Wholly-owned subsidiary of Fluido Oy
(12) Wholly-owned subsidiary of Stater N.V
(13) Wholly-owned subsidiary of Stater Duitsland B.V.
(14) Majority-owned and controlled subsidiary of Stater Participations B.V.
(15) Liquidated effective January 28, 2021.
(16) Wholly-owned subsidiary of Infosys Nova Holdings LLC
(17) Wholly-owned subsidiary of Outbox Systems Inc.
(18) Wholly-owned subsidiary of Simplus ANZ Pty Ltd
(19) Wholly-owned subsidiary of Simplus Australia Pty Ltd
(20) Wholly-owned subsidiary of Infosys Public Services, Inc.
(21) Liquidated effective July 17, 2020
(22) On June 1, 2020, Fluido Oy, acquired 100% of the voting interests in Infosys Fluido UK, Ltd. *(formerly Simplus UK, Ltd)*
(23) Wholly-owned subsidiary of Infosys Fluido UK, Ltd. *(formerly Simplus UK, Ltd)*
(24) Incorporated effective September 11, 2020.
(25) On October 1, 2020, Infy Consulting Company Limited acquired 100% of voting interests in GuideVision s.r.o
(26) Wholly-owned subsidiary of GuideVision s.r.o.
(27) On October 9, 2020, Infosys Nova Holdings LLC, acquired 100% voting interest in Kaleidoscope Animations, Inc.
(28) Wholly-owned subsidiary of Kaleidoscope Animations, Inc.
(29) Merged with Infosys Poland Sp. z.o.o, effective October 21, 2020
(30) On October 27, 2020, Infosys Nova Holding LLC, a wholly-owned subsidiary of Infosys Limited, acquired 100% voting interest in Blue Acorn iCi Inc *(formerly Beringer Commerce Inc)* and Beringer Capital Digital Group Inc
(31) Wholly-owned subsidiary of Blue Acorn iCi Inc
(32) Wholly-owned subsidiary of Beringer Commerce Holdings LLC
(33) Wholly-owned subsidiary of Beringer Capital Digital Group Inc.
(34) Liquidated effective November 19,2020
(35) Incorporated, effective December 9, 2020
(36) Merged into Fluido Sweden AB (Extero), effective December 18, 2020
(37) Merged into Stater Duitsland B.V., effective December 18, 2020
(38) Merged with Stater N.V., effective December 23, 2020
(39) On December 29, 2020, Stater Participation B.V acquired non-controlling interest of 28.01% of the voting interests in Stater Belgium NV/SA
(40) Incorporated on December 30, 2020.
(41) Under liquidation

(42) Liquidated effective March 9,2021
(43) Incorporated on March 23, 2021
(44) On March 28, 2021 Infosys Limited and Infosys Germany Holding Gmbh registered Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm.
(45) Liquidated effective April 27,2021
(46) Incorporated on August 4, 2021
(47) Liquidated effective July 20, 2021
(48) Liquidated effective September 1, 2021
(49) Liquidated effective September 2, 2021
(50) Incorporated on August 31, 2021
(51) On December 14, 2021, Infosys Consulting Pte. Ltd., a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys (Malaysia) SDN. BHD. *(formerly Global Enterprise International (Malaysia) Sdn. Bhd.)*
(52) Liquidated effective December 16, 2021
(53) Liquidated effective November 23, 2021
(54) Wholly-owned subsidiary of Infosys Limited, merged with WongDoody Inc, effective December 31, 2021
(55) Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody), merged with WongDoody Inc, effective December 31, 2021
(56) Wholly-owned subsidiary of Infosys Limited, effective December 31, 2021
(57) Merged with Beringer Commerce Holdings LLC, effective January 1, 2022
(58) Merged with Beringer Capital Digital Group Inc, effective January 1, 2022
(59) Merged with Blue Acorn iCi Inc, effective January 1, 2022
(60) Incorporated on February 20, 2022
(61) On March 17, 2022, Infosys Limited acquired non-controlling interest of 0.01% of the voting interests in Infosys BPM Limited.
(62) On March 22, 2022, Infosys Consulting Pte. Ltd., a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))*

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust	India	Controlled trust
Infosys Foundation (1)	India	Trust jointly controlled by KMPs

(1) Effective January 1, 2022

Refer to Note 2.21 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole-time directors

- Salil Parekh , Chief Executive Officer and Managing Director
- U.B. Pravin Rao (retired as a Chief Operating Officer and Whole-time director effective December 12, 2021)

Non-whole-time directors

- Nandan M. Nilekani
- Michael Gibbs
- Kiran Mazumdar-Shaw
- D. Sundaram
- D. N. Prahlad (resigned as a member of the Board effective April 20, 2020)
- Uri Levine (appointed as an independent director effective April 20, 2020)
- Bobby Parikh (appointed as an independent director effective July 15, 2020)
- Dr. Punita Kumar-Sinha (retired as member of the Board effective January 13, 2021)
- Chitra Nayak (appointed as an independent director effective March 25, 2021)

Executive Officers

Nilanjan Roy
Chief Financial Officer

Ravi Kumar S.
President

Inderpreet Sawhney
Group General Counsel and Chief Compliance Officer

Mohit Joshi
President

Krishnamurthy Shankar
Group Head - Human Resources

Company Secretary

A. G. S. Manikantha

The details of amounts due to or due from related parties as at March 31, 2022 and March 31, 2021 are as follows :

in ₹ crore

Particulars	As at March 31, 2022	As at March 31, 2021
Investment in debentures		
EdgeVerve[1]	–	536
	–	536
Trade receivables		
Brilliant Basics Limited	–	1
Infosys China	6	11
Infosys Mexico	1	2
Infosys BPM Limited	7	9
Infosys BPO Americas	12	7
Infy Consulting Company Ltd.	3	3
Infosys Public Services	95	54
Infosys Shanghai	1	1
Infosys Sweden	16	7
Infosys Fluido Oy	1	2
Infosys Consulting Ltda.	–	1
Infosys McCamish Systems LLC	76	46
Panaya Ltd	1	1
Infosys Compaz Pte. Ltd	8	12
Stater Nederland B.V.	–	1
Outbox System,Inc. dba Simplus	–	3
Infosys Luxembourg S.à.r.l	28	24
Infosys Chile SPA	2	–
Infosys Middle East FZ-LLC	11	18
	268	203
Loans		
Infosys China [2]	–	21
Infosys Shanghai[2]	–	75
	–	96
Prepaid expense and other assets		
Panaya Ltd.	203	236
GuideVision, s.r.o.	1	1
	204	237
Other financial assets		
Infosys BPM Limited	7	145
Infosys Consulting GmbH	3	2
Infosys China	12	9
Infosys Shanghai	3	2
Infy Consulting Company Ltd.	7	5
Infosys Management Consulting Pty Limited	1	1
Infosys Consulting AG	2	1

Particulars	As at March 31, 2022	As at March 31, 2021
Infosys Consulting Ltda.	1	1
Infy Consulting B.V.	2	2
Brilliant Basics Limited	–	4
Infosy Fluido Oy	–	1
Panaya Ltd	1	–
McCamish Systems LLC	6	4
Infosys Consulting Pte Limited	1	–
Infosys Automotive and Mobility	156	–
Infosys Poland sp. z o o	2	1
Fluido Denmark A/S	1	1
Infosys Luxembourg S.à.r.l	1	–
Infosys Consulting S.R.L.	1	–
Infosys Green Forum	2	–
Infosys Consulting (Belgium) NV	3	–
WongDoody, Inc.	3	–
Infosys Public Services	4	–
Simplus Philippines, Inc.	1	–
EdgeVerve	–	3
	220	182
Unbilled revenues		
EdgeVerve	64	77
Infosys Consulting Ltda	4	–
Beringer Commerce Inc.	1	–
Portland Group Pty Ltd	2	–
Infosys Automotive and Mobility	201	–
Infosys Austria GmbH	2	–
Infosys (Czech Republic) Limited s.r.o.	2	–
Infy Consulting Company Ltd	4	–
Infosys Consulting S.R.L.	1	–
Infosys Technologies (Sweden) AB.	1	–
Infosys China	9	–
Infosys Turkey	2	–
Infosys Consulting Pte Limited	5	–
McCamish Systems LLC	115	–
Infosys Mexico	2	–
Stater Nederland B.V.	4	5
	419	82
Trade payables		
Infosys China	28	6
Infosys BPM Limited	152	121
Infosys (Czech Republic) Limited s.r.o.	18	12
Infosys Mexico	–	8
Infosys Sweden	69	39

Particulars	As at March 31, 2022	As at March 31, 2021
Infosys Shanghai	23	8
Infosys Management Consulting Pty Limited	14	11
Infosys Consulting Pte Ltd.	7	3
Infy Consulting Company Ltd.	118	46
Infosys Consulting Ltda	–	6
Panaya Ltd.	13	37
Infosys Public Services	1	3
Portland Group Pty Ltd	1	1
Infosys Chile SpA	8	1
Infosys Compaz Pte. Ltd	3	1
Infosys Middle East FZ-LLC	4	12
Infosys Poland Sp Z.o.o	14	10
Infosys Consulting S.R.L.	17	20
Infosys Fluido Oy	12	20
McCamish Systems LLC	–	2
Fluido Sweden AB	14	10
EdgeVerve	6	1
WongDoody, Inc.	2	6
Fluido Denmark	7	–
Simplus UK Ltd	3	–
Infosys Automotive and Mobility	57	–
Infosys Limited Bulgaria	1	–
Infosys Technologies, Mexico.	16	–
Infosys Consulting Ltda	5	–
WDW Communications, Inc.	–	16
	613	400
Other financial liabilities		
Infosys BPM Limited	33	127
Brilliant Basics Limited	–	23
Infosys Mexico	1	1
Infosys China	4	3
Infosys Shanghai	2	1
HIPUS Co., Ltd	–	1
Outbox System,Inc. dba Simplus	17	9
GuideVision, s.r.o.	5	2
Simplus Australia Pty Ltd	5	2
Simplus Philippines, Inc.	3	1
GuideVision Polska SP. Z O.O.	1	1
Kaleidoscope Animations INC	3	–
WongDoody ,Inc.	53	–
Infosys Public Services	5	–
GuideVision Magyarország Kft.	1	–
Infosys Austria GmbH	1	–

Particulars	As at March 31, 2022	As at March 31, 2021
Infosys Consulting Pte Limited	1	–
Infosys Consulting GmbH	1	–
Infosys Automotive and Mobility	105	–
McCamish Systems LLC	16	–
Infosys Green Forum	6	–
Infosys Consulting (Belgium)	3	–
Beringer Commerce Inc.	48	–
GuideVision Deutschland GmbH	1	–
Infosys Poland sp. z o o	1	–
iCiDIGITAL LLC	–	3
	316	174
Accrued expenses		
Infosys BPM Limited	7	74
	7	74

[1] At an interest rate of 7.17% per annum.

[2] Interest at the rate of 6% per annum repayable on demand

in ₹ crore

Particulars	Maximum amount outstanding during the Year ended March 31, 2022	Maximum amount outstanding during the Year ended March 31, 2021
Loans and advances in the nature of loans given to subsidiaries:		
Infosys China	21	471
Infosys Shanghai	76	79
Infosys Consulting S.R.L. Romania	–	2
Infosys Consulting Pte Ltd	–	1,214

The details of the related parties transactions entered into by the Company for the years ended March 31, 2022 and March 31, 2021 are as follows :

in ₹ crore

Particulars	Year ended March 31, 2022	Year ended March 31, 2021
Capital transactions:		
Financing transactions		
Equity		
Infosys Consulting Brazil	–	154
WongDoody Holding Company Inc	–	21
Infosys Nova Holdings LLC	–	1,302
Infosys Luxembourg S.ä r.l.	–	13
Infosys Limited Bulgaria	–	2
Infosys Germany Holdings Gmbh	–	2
Infosys Green Forum	1	–
Infosys Automotive and Mobility	15	–
Infosys China	–	36
Infosys Shanghai	110	–
Infosys BPM Limited	2	–
Kallidus	–	(151)
	128	**1,379**
Debentures (net of repayment)		
EdgeVerve	(536)	(623)
	(536)	**(623)**
Loans (net of repayment)		
Infosys China	(21)	(74)
Infosys Shanghai	(76)	76
Infosys Consulting Pte Ltd.	–	(277)
Infosys Consulting S.R.L.	–	(9)
	(97)	**(284)**
Revenue transactions:		
Purchase of services		
Infosys China	125	63
Infosys Management Consulting Pty Limited	187	129
Infy Consulting Company Limited	1,251	965
Infosys Consulting Pte. Ltd.	73	25
Portland Group Pty Ltd	21	33
Infosys (Czech Republic) Limited s.r.o.	165	122
Infosys BPM Limited	2,001	1,321
Infosys Sweden	49	47
Infosys Shanghai	116	87
Infosys Mexico	149	72
Infosys Public Services	11	32
Panaya Ltd.	140	131
Infosys Poland Sp Z.o.o	124	66
Infosys Consulting S.R.L. Romania	234	182
Infosys Compaz Pte. Ltd	20	3
Infosys Consulting Ltda.	60	41
Kallidus	–	22
Kaleidoscope Animations	16	–
Brilliant Basics Limited	30	53
Infosys Chile SpA	17	15
Infosys Middle East FZ-LLC	51	61
Fluido Oy	42	30
Fluido Sweden AB (Extero)	52	31
Fluido Denmark	15	–
McCamish Systems LLC	3	7
GuideVision, s.r.o.	28	2
GuideVision Polska SP.Z.O.O	6	1
HIPUS	2	1
Simplus Australia Pty Ltd	28	1
Simplus Philippines, Inc.	11	1
Outbox System,Inc. dba Simplus	177	27
Simplus UK Ltd	17	–
WDW Communications, Inc.	24	108
iCiDIGITAL LLC	52	3
Blue Acorn LLC	19	–
Beringer Commerce Inc	47	–
Mediotype LLC	2	–
Infosys Automotive and Mobility	57	–
GuideVision Deutschland GmbH	1	–
GuideVision Suomi Oy	3	–
GuideVision Magyarország Kft	5	–
Infosys Austria GmbH	1	–
Infosys Limited Bulgaria	5	–
WongDoody, Inc.	265	9
EdgeVerve	15	–
	5,717	**3,691**
Purchase of shared services including facilities and personnel		
Brilliant Basics Limited	1	3
Infosys BPM Limited	3	3
WongDoody, Inc.	24	6
Infosys Green Forum	4	–
Infosys Public Services	–	3

Particulars	Year ended March 31, 2022	Year ended March 31, 2021
Panaya Ltd.	–	1
Infosys Mexico	7	6
WDW Communications, Inc.	23	14
	62	**36**
Interest income		
Infosys China	–	3
Infosys Shanghai	1	4
Infosys Consulting Pte Ltd.	–	3
EdgeVerve	2	61
	3	**71**
Guarantee income		
Infosys Consulting Pte Ltd.	1	1
	1	**1**
Dividend income		
Brilliant Basics Holdings Ltd	68	–
Infosys BPM Limited	1,150	321
	1,218	**321**
Sale of services		
Infosys China	33	25
Infosys Mexico	21	26
Infosys Austria GmbH	2	–
Infy Consulting Company Limited	28	22
Infosys BPO Americas	18	22
Infosys BPM Limited	95	110
Fluido Oy	1	2
Infosys Luxembourg S.à.r.l	89	24
Infosys Middle East FZ-LLC	24	24
McCamish Systems LLC	493	160
Infosys Sweden	61	41
Infosys Shanghai	4	2
EdgeVerve	596	668
Infosys Public Services	615	682
Outbox System,Inc. dba Simplus	2	3
Infosys Compaz Pte Ltd	81	72
Infosys Consulting Ltda.	6	9
Panaya Ltd.	–	1
Infosys Chile	2	–
Infosys Turkey	2	–
Blue Acorn LLC	1	–
Infosys (Czech Republic) Ltd	2	–
Infosys Automotive and Mobility	201	–
Beringer Commerce INC.	1	–
Mediotype LLC	1	–

Particulars	Year ended March 31, 2022	Year ended March 31, 2021
Portland Group Pty Ltd	3	–
Infosys Consulting S.R.L.	1	–
iCiDIGITAL LLC	1	–
Infosys Consulting Pte. Limited	5	–
Stater Nederland B.V.	47	54
	2,436	**1,947**
Sale of shared services including facilities and personnel		
EdgeVerve	100	29
Panaya Ltd.	3	3
Infosys Luxembourg S.à.r.l	3	–
Infosys Green Forum	1	–
Infosys BPM Limited	24	24
Brilliant Basics Limited	–	1
	131	**57**

The Company's related party transactions during the year ended March 31, 2022 and March 31, 2021 and outstanding balances as at March 31, 2022 and March 31, 2021 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Refer to Note 2.25. During the year ended March 31, 2022, the Company purchased fixed assets amounting to ₹ 24 crore from Infosys Green Forum.

Transactions with key managerial personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Salaries and other employee benefits to whole-time directors and executive officers [(1)(2)]	134	144
Commission and other benefits to non-executive / independent directors	11	6
Total	**145**	**150**

[(1)] Total employee stock compensation expense for the year ended March 31, 2022 and March 31, 2021, includes a charge of ₹ 65 crore and ₹ 76 crore respectively, towards key managerial personnel respectively. (Refer to Note 2.12)

[(2)] Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.25 Corporate social responsibility (CSR)

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief, COVID-19 relief and rural development projects. A CSR committee has been formed by the company as per the Act. The funds were primarily utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013:

in ₹ crore

Particulars	As at March 31,	
	2022	2021
i) Amount required to be spent by the company during the year	397	372
ii) Amount of expenditure incurred	345	325
iii) Shortfall at the end of the year*	52	50
iv) Total of previous years shortfall	22	–
v) Reason for shortfall	Pertains to ongoing projects	Pertains to ongoing projects
vi) Nature of CSR activities	Eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief, COVID-19 relief and rural development projects	
vii) Details of related party transactions, e.g.,contribution to a trust controlled by the company in relation to CSR expenditure as per relevant Accounting Standard[(1)]	12	20
viii) Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision	NA	NA

[(1)] Represents contribution to Infosys Science foundation a controlled trust to support the Infosys Prize program towards contemporary research in the various branches of science as a part of ongoing project.

* The unspent amount will be transferred to unspent CSR account within 30 days from the end of the financial year, in accordance with the Companies Act, 2013 read with the CSR Amendment Rules

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021, the Company was required to transfer its CSR capital assets created prior to January 2021. Towards this the Company had incorporated a controlled subsidiary , 'Infosys Green Forum' under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022 the Company has completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable.

The carrying amount of the capital asset amounting to ₹ 283 crore has been impaired and included as CSR expense in the *Standalone financial statements* for the year ending March 31, 2021 as the Company will not be able to recover the carrying amount of the asset from its Subsidiary on account of prohibition on payment of dividend by this subsidiary.

2.26 Segment reporting

The Company publishes this financial statement along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the consolidated financial statements.

2.27 Ratios

The ratios for the years ended March 31, 2022 and March 31, 2021 are as follows :

Particulars	Numerator	Denominator	As at March 31,		Variance (in %)
			2022	2021	
Current ratio	Current assets	Current liabilities	2.1	2.7	(23.4)
Debt – Equity ratio	Total debt (represents lease liabilities) [1]	Shareholder's equity	0.1	0.1	0.1
Debt service coverage ratio	Earnings available for debt service[2]	Debt service[3]	38.5	38.8	(0.8)
Return on Equity (ROE)	Net profits after taxes	Average shareholder's equity	30.2%	27.0%	3.2
Trade receivables turnover ratio	Revenue	Average trade receivable	5.9	5.4	9.0
Trade payables turnover ratio	Purchases of services and other expenses	Average trade payables	11.3	9.9	13.3
Net capital turnover ratio	Revenue	Working capital	3.8	2.8	35.1 *
Net profit ratio	Net profit	Revenue	20.4%	21.0%	(0.6)
Return on Capital Employed (ROCE)	Earning before interest and taxes	Capital employed[4]	38.8%	32.5%	6.3
Return on Investment(ROI)					
Unquoted	Income generated from investments	Time weighted average investments	8.7%	7.9%	0.9
Quoted	Income generated from investments	Time weighted average investments	5.9%	6.2%	(0.3)

[1] Debt represents only lease liabilities

[2] Net profit after taxes + Non-cash operating expenses + Interest + Other adjustments like loss on sale of fixed assets etc.

[3] Lease payments for the current year

[4] Tangible net worth + Deferred tax liabilities + Lease liabilities

* Revenue growth along with higher efficiency on working capital improvement has resulted in an improvement in the ratio.

2.28 Function-wise classification of Statement of Profit and Loss

in ₹ crore

Particulars	Note	Year ended March 31, 2022	Year ended March 31, 2021
Revenue from operations	2.18	1,03,940	85,912
Cost of sales		69,629	55,541
Gross profit		**34,311**	**30,371**
Operating expenses			
Selling and marketing expenses		4,125	3,676
General and administration expenses		4,787	4,559
Total operating expenses		**8,912**	**8,235**
Operating profit		**25,399**	**22,136**
Interest expense		128	126
Other income, net	2.19	3,224	2,467
Profit before tax		**28,495**	**24,477**
Tax expense:			
Current tax	2.17	6,960	6,013
Deferred tax	2.17	300	416
Profit for the year		**21,235**	**18,048**
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net		(98)	148
Equity instruments through other comprehensive income, net	2.5 & 2.17	97	120
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.11 & 2.17	(8)	25
Fair value changes on investments, net	2.5	(39)	(102)
Total other comprehensive income / (loss), net of tax		**(48)**	**191**
Total comprehensive income for the year		**21,187**	**18,239**

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

D. Sundaram
Director

Bengaluru
April 13, 2022

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2022

Index

Independent Auditor's Report

To The Members of Infosys Limited

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of **INFOSYS LIMITED** (the "Company") and its subsidiaries (the Company and its subsidiaries together referred to as the "Group") which comprise the Consolidated Balance Sheet as at March 31, 2022, and the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information (hereinafter referred to as the "consolidated financial statements").

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid consolidated financial statements, give the information required by the Companies Act, 2013 (the "Act") in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under Section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended ("Ind AS") and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2022 and their consolidated profit, their consolidated total comprehensive income, their consolidated changes in equity and their consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the consolidated financial statements in accordance with the Standards on Auditing ("SA"s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India ("ICAI") together with the ethical requirements that are relevant to our audit of the consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI's Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter
1	*Revenue recognition* The Group's contracts with customers include contracts with multiple products and services. The group derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group's core and digital offerings and business process management services. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement. In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the products or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent. Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables. As certain contracts with customers involve management's judgment in (1) identifying distinct performance obligations, (2) determining whether the Group is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort. Refer Notes 1.5 and 2.18 to the consolidated financial statements.
	Auditor's Response
	Principal Audit Procedures Performed Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Group is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others: • We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Group is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method. • We selected a sample of contracts with customers and performed the following procedures: – Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement. – Identified significant terms and deliverables in the contract to assess management's conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Group is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method

	Key Audit Matter
2	*Revenue recognition - Fixed price contracts using the percentage of completion method* Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts. This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts. Refer Notes 1.5 and 2.18 to the consolidated financial statements.
	Auditor's Response
	Principal Audit Procedures Performed Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others: • We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred. • We selected a sample of fixed price contracts with customers measured using the percentage-of-completion method and performed the following: – Evaluated management's ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled. – Compared efforts or costs incurred with Group's estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract. – Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Information Other than the Financial Statements and Auditor's Report Thereon

The Company's Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Management Discussion and Analysis, Board's Report including Annexures to Board's Report, Business Responsibility Report, Corporate Governance and Shareholder's Information, but does not include the consolidated financial statements, standalone financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Management's Responsibilities for the Consolidated Financial Statements

The Company's Board of Directors is responsible for the matters stated in Section 134(5) of the Act with respect to the preparation and presentation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the Ind AS and other accounting principles generally accepted in India. The respective Boards of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the consolidated financial statements, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company and its subsidiary companies which are companies incorporated in India, has adequate internal financial controls system in place and the operating effectiveness of such controls.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the consolidated financial statements.

Materiality is the magnitude of misstatements in the consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1. As required by Section 143(3) of the Act, based on our audit we report that:

   a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.

   b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books.

   c) The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including Other Comprehensive Income, Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

   d) In our opinion, the aforesaid consolidated financial statements comply with the Ind AS specified under section 133 of the Act.

   e) On the basis of the written representations received from the directors of the Company as on March 31, 2022 taken on record by the Board of Directors of the Company and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India is disqualified as on March 31, 2022 from being appointed as a director in terms of Section 164 (2) of the Act.

   f) With respect to the adequacy of the internal financial controls over financial reporting and the operating effectiveness of such controls, refer to our separate Report in "Annexure A" which is based on the auditors' reports of the Company and its subsidiary companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of internal financial controls over financial reporting of those companies.

   g) With respect to the other matters to be included in the Auditor's Report in accordance with the requirements of section 197(16) of the Act, as amended:

      In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

   h) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

      i) The consolidated financial statements disclose the impact of pending litigations on the consolidated financial position of the Group.

      ii) Provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts;

iii) There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India.

iv) (a) The respective Managements of the Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company or any of such subsidiaries to or in any other person or entity, including foreign entity ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company or any of such subsidiaries ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(b) The respective Managements of the Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been received by the Company or any of such subsidiaries from any person or entity, including foreign entity ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Company or any of such subsidiaries shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us on the Company and its subsidiaries which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v) As stated in Note 2.12.3 to the consolidated financial statements

a. The final dividend proposed in the previous year, declared and paid by the Company during the year is in accordance with Section 123 of the Act, as applicable.

b. The interim dividend declared and paid by the Company during the year and until the date of this report is in compliance with Section 123 of the Act.

c. The Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The amount of dividend proposed is in accordance with section 123 of the Act, as applicable.

2. With respect to the matters specified in paragraphs 3(xxi) and 4 of the Companies (Auditor's Report) Order, 2020 (the "Order"/ "CARO") issued by the Central Government in terms of Section 143(11) of the Act, to be included in the Auditor's report, according to the information and explanations given to us, and based on the CARO reports issued by us for the Company and its subsidiaries included in the consolidated financial statements of the Company, to which reporting under CARO is applicable, we report that there are no qualifications or adverse remarks in these CARO reports.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 22039826AGZRHG8850

Place: Bengaluru
Date: April 13, 2022

Annexure "A" to the Independent Auditor's Report

(Referred to in paragraph 1(f) under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the "Act")

In conjunction with our audit of the consolidated financial statements of the Company as of and for the year ended March 31, 2022, we have audited the internal financial controls over financial reporting of **INFOSYS LIMITED** (hereinafter referred to as the "Company") and its subsidiary companies, which are companies incorporated in India, as of that date.

Management's Responsibility for Internal Financial Controls

The respective Boards of Directors of the Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective Companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "ICAI"). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

Our responsibility is to express an opinion on the internal financial controls over financial reporting of the Company and its subsidiary companies, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the "Guidance Note") issued by the Institute of Chartered Accountants of India ("ICAI") and the Standards on Auditing, prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls system over financial reporting of the Company and its subsidiary companies, which are companies incorporated in India.

Meaning of Internal Financial Controls over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the Company and its subsidiary companies, which are companies incorporated in India, have in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2022, based on the criteria for internal financial control over financial reporting established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm's Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar
Partner
(Membership No.039826)
UDIN: 22039826AGZRHG8850

Place: Bengaluru
Date: April 13, 2022

Consolidated Balance Sheet

in ₹ crore

Particulars	Note	As at March 31, 2022	As at March 31, 2021
Assets			
Non-current assets			
Property, plant and equipment	2.2	13,075	12,560
Right-of-use assets	2.21	4,823	4,794
Capital work-in-progress	2.3	416	922
Goodwill	2.4.1 & 2.1	6,195	6,079
Other intangible assets	2.4.2	1,707	2,072
Financial assets			
Investments	2.5	13,651	11,863
Loans	2.6	34	32
Other financial assets	2.7	1,460	1,141
Deferred tax assets (net)	2.17	1,212	1,098
Income tax assets (net)	2.17	6,098	5,811
Other non-current assets	2.10	2,029	1,281
Total non-current assets		**50,700**	**47,653**
Current assets			
Financial assets			
Investments	2.5	6,673	2,342
Trade receivables	2.8	22,698	19,294
Cash and cash equivalents	2.9	17,472	24,714
Loans	2.6	248	159
Other financial assets	2.7	8,727	6,410
Income tax assets (net)	2.17	54	–
Other current assets	2.10	11,313	7,814
Total current assets		**67,185**	**60,733**
Total assets		**1,17,885**	**1,08,386**

Consolidated Balance Sheet (contd.)

Particulars	Note	As at March 31, 2022	As at March 31, 2021
Equity and liabilities			
Equity			
Equity share capital	2.12	2,098	2,124
Other equity		73,252	74,227
Total equity attributable to equity holders of the Company		**75,350**	**76,351**
Non-controlling interests		386	431
Total equity		**75,736**	**76,782**
Liabilities			
Non-current liabilities			
Financial liabilities			
Lease liabilities	2.21	4,602	4,587
Other financial liabilities	2.13	2,337	1,514
Deferred tax liabilities (net)	2.17	1,156	875
Other non-current liabilities	2.15	451	763
Total non-current liabilities		**8,546**	**7,739**
Current liabilities			
Financial liabilities			
Lease liabilities	2.21	872	738
Trade payables	2.14	4,134	2,645
Other financial liabilities	2.13	15,837	11,390
Other current liabilities	2.15	9,178	6,233
Provisions	2.16	975	713
Income tax liabilities (net)	2.17	2,607	2,146
Total current liabilities		**33,603**	**23,865**
Total equity and liabilities		**1,17,885**	**1,08,386**

The accompanying notes form an integral part of the *Consolidated financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

D. Sundaram
Director

Bengaluru
April 13, 2022

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Consolidated Statement of Profit and Loss

in ₹ crore, except equity share and per equity share data

Particulars	Note	Year ended March 31,	
		2022	2021
Revenue from operations	2.18	1,21,641	1,00,472
Other income, net	2.19	2,295	2,201
Total income		**1,23,936**	**1,02,673**
Expenses			
Employee benefit expenses	2.22	63,986	55,541
Cost of technical sub-contractors		12,606	7,084
Travel expenses		827	554
Cost of software packages and others	2.20	6,811	4,223
Communication expenses		611	634
Consultancy and professional charges		1,885	1,261
Depreciation and amortization expenses	2.2, 2.4.2 & 2.21	3,476	3,267
Finance cost		200	195
Other expenses	2.20	3,424	3,286
Total expenses		**93,826**	**76,045**
Profit before tax		30,110	26,628
Tax expense			
Current tax	2.17	7,811	6,672
Deferred tax	2.17	153	533
Profit for the period		**22,146**	**19,423**

Consolidated Statement of Profit and Loss (contd.)

Particulars	Note	Year ended March 31, 2022	Year ended March 31, 2021
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset, net	2.22	(85)	134
Equity instruments through other comprehensive income, net	2.5	96	119
		11	**253**
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.11	(8)	25
Exchange differences on translation of foreign operations		228	130
Fair value changes on investments, net	2.5	(49)	(102)
		171	**53**
Total other comprehensive income / (loss), net of tax		**182**	**306**
Total comprehensive income for the period		**22,328**	**19,729**
Profit attributable to			
Owners of the Company		22,110	19,351
Non-controlling interests		36	72
		22,146	**19,423**
Total comprehensive income attributable to			
Owners of the Company		22,293	19,651
Non-controlling interests		35	78
		22,328	**19,729**
Earnings per equity share			
Equity shares of par value ₹ 5 each			
Basic (₹)		52.52	45.61
Diluted (₹)		52.41	45.52
Weighted average equity shares used in computing earnings per equity share	2.23		
Basic		4,20,95,46,724	4,24,24,16,665
Diluted		4,21,85,25,134	4,25,07,32,467

The accompanying notes form an integral part of the *Consolidated financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

D. Sundaram
Director

Bengaluru
April 13, 2022

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Consolidated Statement of Changes in Equity

in ₹ crore

Particulars	Equity share capital [1]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Capital reserve	Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [2]	Other reserves [3]	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Balance as at April 1, 2020	**2,122**	**54**	**111**	**282**	**56,309**	**1,158**	**297**	**4,070**	**6**	**39**	**1207**	**(15)**	**(190)**	**65,450**	**394**	**65,844**
Changes in equity for the year ended March 31, 2021																
Profit for the period	–	–	–	–	19,351	–	–	–	–	–	–	–	–	19,351	72	19,423
Remeasurement of the net defined benefit liability / asset net* *(Refer to Note 2.22)*	–	–	–	–	–	–	–	–	–	–	–	–	134	134	–	134
Equity instruments through other comprehensive income net* *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	119	–	–	–	119	–	119
Fair value changes on derivatives designated as cash flow hedge net* *(Refer to Note 2.11)*	–	–	–	–	–	–	–	–	–	–	–	25	–	25	–	25
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	124	–	–	124	6	130
Fair value changes on investments* *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	–	–	–	(102)	(102)	–	(102)
Total comprehensive income for the period	**–**	**–**	**–**	**–**	**19,351**	**–**	**–**	**–**	**–**	**119**	**124**	**25**	**32**	**19,651**	**78**	**19,729**
Shares issued on exercise of employee stock options *(Refer to Note 2.12)*	2	–	–	13	–	–	–	–	–	–	–	–	–	15	–	15

Particulars	Equity share capital [1]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Capital reserve	Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [2]	Other reserves [3]	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Employee stock compensation expense *(Refer to Note 2.12)*	–	–	–	–	–	–	253	–	–	–	–	–	–	253	–	253
Transfer on account of exercise of stock options *(Refer to Note 2.12)*	–	–	–	260	–	–	(260)	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	–	3	(3)	–	–	–	–	–	–	–	–	–
Effect of modification of share-based payment awards *(Refer to Note 2.12)*	–	–	–	–	–	–	85	–	–	–	–	–	–	85	–	85
Income tax benefit arising on exercise of stock options	–	–	–	45	–	–	–	–	–	–	–	–	–	45	–	45
Dividends paid to non-controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(20)	(20)
Payment towards acquisition of minority interest	–	–	–	–	(28)	–	–	–	–	–	–	–	–	(28)	(21)	(49)
Dividends	–	–	–	–	(9,120)	–	–	–	–	–	–	–	–	(9,120)	–	(9,120)
Transfer to general reserve	–	–	–	–	(1,554)	1,554	–	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment Reserve	–	–	–	–	(3,354)	–	–	3,354	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	–	–	1,039	–	–	(1,039)	–	–	–	–	–	–	–	–
Balance as at March 31, 2021	**2,124**	**54**	**111**	**600**	**62,643**	**2,715**	**372**	**6,385**	**6**	**158**	**1,331**	**10**	**(158)**	**76,351**	**431**	**76,782**

Consolidated Statement of Changes in Equity (contd.)

in ₹ crore

Particulars	Equity share capital[1]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Capital reserve	Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve[2]	Other reserves[3]	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Balance as at April 1, 2021	**2,124**	**54**	**111**	**600**	**62,643**	**2,715**	**372**	**6,385**	**6**	**158**	**1331**	**10**	**(158)**	**76,351**	**431**	**76,782**
Changes in equity for the year ended March 31, 2022																
Profit for the period	–	–	–	–	22,110	–	–	–	–	–	–	–	–	22,110	36	22,146
Remeasurement of the net defined benefit liability / asset* *(Refer to Note 2.22)*	–	–	–	–	–	–	–	–	–	–	–	–	(85)	(85)	–	(85)
Equity instruments through other comprehensive income* *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	96	–	–	–	96	–	96
Fair value changes on derivatives designated as cash flow hedge* *(Refer to Note 2.11)*	–	–	–	–	–	–	–	–	–	–	–	(8)	–	(8)	–	(8)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	229	–	–	229	(1)	228
Fair value changes on investments* *(Refer to Notes 2.5 and 2.17)*	–	–	–	–	–	–	–	–	–	–	–	–	(49)	(49)	–	(49)
Total comprehensive income for the period	**–**	**–**	**–**	**–**	**22,110**	**–**	**–**	**–**	**–**	**96**	**229**	**(8)**	**(134)**	**22,293**	**35**	**22,328**
Shares issued on exercise of employee stock options *(Refer to Note 2.12)*	2	–	–	19	–	–	–	–	–	–	–	–	–	21	–	21

Particulars	Equity share capital [1]	Other equity												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves and surplus								Other comprehensive income						
		Capital reserve	Capital redemption reserve	Securities premium	Retained earnings	General reserve	Share options outstanding account	Special Economic Zone Re-investment Reserve [2]	Other reserves [3]	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of cash flow hedges	Other items of other comprehensive income / (loss)			
Employee stock compensation expense *(Refer to Note 2.12)*	–	–	–	–	–	–	393	–	–	–	–	–	–	393	–	393
Buyback of equity shares *(Refer to Note 2.12)**	(28)	–	–	(640)	(8,822)	(1,603)	–	–	–	–	–	–	–	(11,093)	–	(11,093)
Transaction costs relating to buyback*	–	–	–	–	–	(24)	–	–	–	–	–	–	–	(24)	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	28	–	–	(28)	–	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised *(Refer to Note 2.12)*	–	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–
Transfer on account of exercise of stock options	–	–	–	218	–	–	(218)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	3	–	–	60	–	–	–	–	–	–	63	–	63
Changes in the controlling stake of the subsidiary	–	–	–	–	1	–	–	–	–	–	–	–	–	1	(1)	–
Dividends paid to non-controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(79)	(79)
Dividends	–	–	–	–	(12,655)	–	–	–	–	–	–	–	–	(12,655)	–	(12,655)
Transfer to general reserve	–	–	–	–	(10)	–	–	–	10	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment Reserve	–	–	–	–	(3,054)	–	–	3,054	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment Reserve on utilization	–	–	–	–	1,100	–	–	(1,100)	–	–	–	–	–	–	–	–
Balance as at March 31, 2022	**2,098**	**54**	**139**	**200**	**61,313**	**1,061**	**606**	**8,339**	**16**	**254**	**1,560**	**2**	**(292)**	**75,350**	**386**	**75,736**

- * Net of tax
- \# Including tax on buyback of ₹ 1,893 crore
- (1) Net of treasury shares 1,37,25,712
- (2) The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of the Income-tax Act, 1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income-tax Act, 1961.
- (3) Under the Swiss Code of Obligation, a few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve, which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the *Consolidated financial statements*.

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

D. Sundaram
Director

Bengaluru
April 13, 2022

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

in ₹ crore

Particulars	Note	Year ended March 31,	
		2022	2021
Cash flow from operating activities			
Profit for the period		22,146	19,423
Adjustments to reconcile net profit to net cash provided by operating activities			
Income tax expense	2.17	7,964	7,205
Depreciation and amortization	2.2, 2.4.2 & 2.21	3,476	3,267
Interest and dividend income	2.19	(1,645)	(1,615)
Finance cost		200	195
Impairment loss recognized / (reversed) under expected credit loss model		170	190
Exchange differences on translation of assets and liabilities, net		119	(62)
Stock compensation expense	2.12	415	333
Other adjustments		76	(91)
Changes in assets and liabilities			
Trade receivables and unbilled revenue		(7,937)	(1,835)
Loans, other financial assets and other assets		(1,914)	(534)
Trade payables		1,489	(245)
Other financial liabilities, other liabilities and provisions		6,938	3,382
Cash generated from operations		**31,497**	**29,613**
Income taxes paid		(7,612)	(6,389)
Net cash generated by operating activities		**23,885**	**23,224**
Cash flows from investing activities			
Expenditure on property, plant and equipment and intangibles		(2,161)	(2,107)
Deposits placed with corporations		(906)	(725)
Redemption of deposits placed with corporations		753	518
Interest and dividend received		1,898	1,418
Payment towards acquisition of business, net of cash acquired		–	(1,221)
Payment of contingent consideration pertaining to acquisition of business		(53)	(158)
Escrow and other deposits pertaining to buyback		(420)	–
Redemption of escrow and other deposits pertaining to buyback		420	–
Other receipts		67	49
Other payments		(22)	(45)
Payments to acquire investments			
Tax-free bonds and government bonds		–	(318)
Liquid mutual funds and fixed maturity plan securities		(54,064)	(35,196)
Non-convertible debentures		(1,609)	(3,689)
Certificates of deposit		(4,184)	–

Consolidated Statement of Cash Flows (contd.)

Particulars	Note	Year ended March 31, 2022	Year ended March 31, 2021
Government securities		(4,254)	(7,510)
Others		(24)	(25)
Proceeds on sale of investments			
Tax-free bonds and government bonds		20	–
Non-convertible debentures		2,201	1,251
Government securities		1,457	2,704
Certificates of deposit		787	1,149
Liquid mutual funds and fixed maturity plan securities		53,669	36,353
Preference and equity securities		–	73
Others		9	23
Net cash (used in) / from investing activities		**(6,416)**	**(7,456)**
Cash flows from financing activities			
Payment of lease liabilities		(915)	(698)
Payment of dividends		(12,652)	(9,117)
Payment of dividend to non-controlling interest of subsidiary		(79)	(20)
Shares issued on exercise of employee stock options		21	15
Payment towards purchase of non-controlling interest		(2)	(49)
Other receipts		236	83
Other payments		(126)	–
Buyback of equity shares including transaction cost and tax on buyback		(11,125)	–
Net cash used in financing activities		**(24,642)**	**(9,786)**
Net increase / (decrease) in cash and cash equivalents		(7,173)	5,982
Cash and cash equivalents at the beginning of the period	2.9	24,714	18,649
Effect of exchange rate changes on cash and cash equivalents		(69)	83
Cash and cash equivalents at the end of the period	2.9	17,472	24,714
Supplementary information			
Restricted cash balance	2.9	471	504

The accompanying notes form an integral part of the *Consolidated financial statements.*

As per our report of even date attached

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.:
117366W/W-100018

for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar
Partner
Membership No. 039826

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

D. Sundaram
Director

Bengaluru
April 13, 2022

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Overview and notes to the consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ("the Company" or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys' strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys' strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys, together with its subsidiaries and controlled trusts, is hereinafter referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited. The Company's American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's *Consolidated financial statements* are approved for issue by the Company's Board of Directors on April 13, 2022.

1.2 Basis of preparation of financial statements

These *Consolidated financial statements* are prepared in accordance with the Indian Accounting Standards (Ind AS), under the historical cost convention on the accrual basis, except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ("the Act") (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly-issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The *Consolidated financial statements* comprise the financial statements of the Company, its controlled trusts and its subsidiaries, as disclosed in Note 2.25. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions, including unrealized gain / loss from such transactions, are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgments

The preparation of the financial statements in conformity with the Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the *Consolidated financial statements*.

Estimation of uncertainties relating to the global health pandemic from COVID-19 ("COVID-19")

The Group has considered the possible effects that may result from COVID-19 in the preparation of these *Consolidated financial statements*, including the recoverability of carrying amounts of financial and non-financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic , the Group has, at the date of approval of these financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these *Consolidated financial statements*.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group's contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract

are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgment.

Fixed-price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed-price maintenance contract is recognized ratably using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of a method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the U S, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced (Refer to Notes 2.17 and 2.24).

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, *Business Combinations*. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by the Management (Refer to Notes 2.1 and 2.4.2).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note 2.2).

e. Impairment of goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a Cash Generating Unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long-term growth rates, weighted average cost of capital and estimated operating margins (Refer to Note 2.4.1).

1.6 Recent accounting pronouncements

The Ministry of Corporate Affairs (MCA) notifies new standards or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time. On March 23, 2022, the MCA amended the Companies (Indian Accounting Standards) Amendment Rules, 2022, as below.

Ind AS 16, *Property Plant and equipment* – The amendment clarifies that excess of net sale proceeds of items produced over the cost of testing, if any, shall not be recognized in the profit or loss but deducted from the directly attributable costs considered as part of cost of an item of property, plant, and equipment. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2022. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Ind AS 37, *Provisions, Contingent Liabilities and Contingent Assets* – The amendment specifies that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2022, although early adoption is permitted. The Group has evaluated the amendment and the impact is not expected to be material.

2. Notes to the consolidated financial statements

2.1 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, *Business Combinations.*

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests' proportionate share of the acquiree's identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests' share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is accounted for at carrying value of the assets and liabilities in the Group's Consolidated financial statements.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Transaction costs that the Group incurs in connection with a business combination such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Proposed acquisition

On March 22, 2022, Infosys Consulting Pte. Ltd. (a wholly-owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire oddity, a Germany-based digital marketing, experience, and commerce agency, for a total consideration of up to EUR 50 million (approximately ₹ 420 crore), which includes earn-out and bonuses. This acquisition is expected to strengthen the Group's creative, branding and experience design capabilities. To consummate this transaction, Infosys Consulting Pte. Ltd. has simultaneously acquired Infosys Germany GmBH (*formerly Kristall 247. GmBH*).

Acquisitions during the year ended March 31, 2021

During the year ended March 31, 2021, the Group completed three business combinations to complement its digital offerings and end-to-end customer experience offerings to customers by acquiring 100% voting interests in

(i) Kaleidoscope Animations, Inc., a US-based Product Design and Development Services focused primarily on medical devices on October 9, 2020,

(ii) GuideVision, s.r.o., a ServiceNow Elite Partner in Europe on October 1, 2020, and,

(iii) Beringer Commerce Inc. and Beringer Capital Digital Group Inc., collectively known as Blue Acorn iCi, an Adobe Platinum partner in the US, and a leader in digital customer experience, commerce and analytics on October 27, 2020.

The purchase price allocated to assets acquired and liabilities assumed based on the determination of fair values at the dates of acquisition is as follows :

in ₹ crore

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets[(1)]	137	–	137
Intangible assets –			
Vendor relationships	–	266	266
Customer contracts and relationships	–	179	179
Brand	–	57	57
Software	–	33	33
Deferred tax liabilities on intangible assets	–	(23)	(23)
Total	**137**	**512**	**649**
Goodwill			758
Total purchase price			**1,407**

[(1)] Includes cash and cash equivalents acquired of ₹ 80 crore

The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill. Goodwill majorly includes the value expected from increase in revenues from various new streams of business, addition of new customers, and estimated synergies which does not qualify as an intangible asset.

Goodwill amounting to ₹ 520 crore is not tax-deductible. Goodwill pertaining to these business combinations is allocated to all the operating segments as more fully described in Note 2.4.1.

The purchase consideration of ₹ 1,407 crore includes cash of ₹ 1,307 crore and contingent consideration with an estimated fair value of ₹ 100 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of the contingent consideration are the probabilities assigned towards achievement of financial targets and discount rates ranging from 12% to 13.5%. The undiscounted value of the contingent consideration as of March 31, 2022 was ₹ 72 crore.

Additionally, these acquisitions have retention payouts payable to the employees of the acquiree over the next one to two years, subject to their continuous employment with the Group, along with the achievement of financial targets for the respective years. Retention bonus is recognized in employee benefit expenses in the Consolidated Statement of Profit and Loss over the period of service.

Fair value of trade receivables acquired is ₹ 108 crore as of acquisition date and as of March 31, 2022, the amount has been substantially collected.

The transaction costs of ₹ 11 crore related to the acquisition have been included in the Consolidated Statement of Profit and Loss for the year ended March 31, 2021.

2.2 Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows :

Buildings [1]	22–25 years
Plant and machinery [1][2]	5 years
Office equipment	5 years
Computer equipment [1]	3–5 years
Furniture and fixtures [1]	5 years
Vehicles[1]	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

[1] Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets are different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

[2] Includes solar plant with a useful life of 20 years.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under 'Capital work-in-progress'. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2022 are as follows :

in ₹ crore

Particulars	Land – Freehold	Buildings [(1)]	Plant and machinery	Office equipment	Computer equipment	Furniture and fixtures	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2021	**1,399**	**10,565**	**3,296**	**1,371**	**7,639**	**2,149**	**1,188**	**44**	**27,651**
Additions	32	599	256	68	1,542	140	79	–	2,716
Deletions*	–	(1)	(349)	(15)	(672)	(17)	(46)	–	(1,100)
Translation difference	–	61	7	3	18	6	13	–	108
Gross carrying value as at March 31, 2022	**1,431**	**11,224**	**3,210**	**1,427**	**8,527**	**2,278**	**1,234**	**44**	**29,375**
Accumulated depreciation as at April 1, 2021	**–**	**(3,675)**	**(2,425)**	**(1,043)**	**(5,636)**	**(1,580)**	**(700)**	**(32)**	**(15,091)**
Depreciation	–	(417)	(245)	(120)	(1,055)	(210)	(181)	(5)	(2,233)
Accumulated depreciation on deletions*	–	–	330	14	671	16	37	–	1,068
Translation difference	–	(8)	(4)	(1)	(14)	(5)	(12)	–	(44)
Accumulated depreciation as at March 31, 2022	**–**	**(4,100)**	**(2,344)**	**(1,150)**	**(6,034)**	**(1,779)**	**(856)**	**(37)**	**(16,300)**
Carrying value as at April 1, 2021	**1,399**	**6,890**	**871**	**328**	**2,003**	**569**	**488**	**12**	**12,560**
Carrying value as at March 31, 2022	**1,431**	**7,124**	**866**	**277**	**2,493**	**499**	**378**	**7**	**13,075**

* During the year ended March 31, 2022, certain assets which were old and not in use having gross book value of ₹ 316 crore (net book value : Nil) were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2021 were as follows :

in ₹ crore

Particulars	Land – Freehold	Buildings [(1)]	Plant and machinery	Office equipment	Computer equipment	Furniture and fixtures	Leasehold improvements	Vehicles	Total
Gross carrying value as at April 1, 2020	**1,318**	**10,016**	**3,185**	**1,265**	**6,676**	**2,073**	**1,063**	**45**	**25,641**
Additions	82	511	117	118	1,159	91	152	1	2,231
Additions – Business Combination *(Refer to Note 2.1)*	–	–	1	2	4	2	1	–	10
Deletions	(1)	–	(10)	(16)	(211)	(19)	(33)	(2)	(292)
Translation difference	–	38	3	2	11	2	5	–	61
Gross carrying value as at March 31, 2021	**1,399**	**10,565**	**3,296**	**1,371**	**7,639**	**2,149**	**1,188**	**44**	**27,651**
Accumulated depreciation as at April 1, 2020	**–**	**(3,284)**	**(2,145)**	**(934)**	**(4,885)**	**(1,380)**	**(550)**	**(28)**	**(13,206)**

Particulars	Land – Freehold	Buildings [(1)]	Plant and machinery	Office equipment	Computer equipment	Furniture and fixtures	Leasehold improvements	Vehicles	Total
Depreciation	–	(386)	(290)	(123)	(954)	(222)	(185)	(6)	(2,166)
Accumulated depreciation on deletions	–	–	10	15	199	18	33	2	277
Translation difference	–	(5)	–	(1)	4	4	2	–	4
Accumulated depreciation as at March 31, 2021	**–**	**(3,675)**	**(2,425)**	**(1,043)**	**(5,636)**	**(1,580)**	**(700)**	**(32)**	**(15,091)**
Carrying value as at April 1, 2020	**1,318**	**6,732**	**1,040**	**331**	**1,791**	**693**	**513**	**17**	**12,435**
Carrying value as at March 31, 2021	**1,399**	**6,890**	**871**	**328**	**2,003**	**569**	**488**	**12**	**12,560**

(1) Buildings include ₹ 250 being the value of five shares of ₹ 50 each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

2.3 Capital work-in-progress

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Capital work-in-progress	416	922
Total capital work-in-progress	**416**	**922**

The capital work-in-progress ageing schedule for the years ended March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	Amount in capital-work-in progress for a period of				
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	272	48	51	45	416
	423	268	37	194	922
Total capital work-in-progress	**272**	**48**	**51**	**45**	**416**
	423	**268**	**37**	**194**	**922**

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan, the project-wise details of when the project is expected to be completed as of March 31, 2022 and March 31, 2021 are as follows :

in ₹ crore

Particulars	To be completed in				
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress					
NG-SZ-SDB1	89	–	–	–	89
	–	–	–	–	–
BN-SP-RETRO	30	–	–	–	30
	–	–	–	–	–
KL-SP-SDB1	–	27	–	–	27
	–	–	–	–	–

Particulars	To be completed in				
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
BH-SZ-MLP	116	–	–	–	116
	–	67	–	–	67
IN-OS-SDB	–	–	–	–	–
	407	–	–	–	407
MY-SZ-SDB8	–	–	–	–	–
	160	–	–	–	160
Total capital work-in-progress[1]	**235**	**27**	**–**	**–**	**262**
	567	**67**	**–**	**–**	**634**

[1] There are no subsidiaries in the Group having more than 10% of the total capital work-in-progress.

2.4 Goodwill and other intangible assets

2.4.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU, including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long-term growth rates, weighted average cost of capital and estimated operating margins.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

A summary of changes in the carrying amount of goodwill is as follows :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Carrying value at the beginning	6,079	5,286
Goodwill on acquisitions *(Refer to Note 2.1)*	–	758
Translation differences	116	35
Carrying value at the end	**6,195**	**6,079**

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The allocation of goodwill to operating segments as at March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Segment	As at March 31,	
	2022	2021
Financial services	1,366	1,359
Retail	817	797
Communication	619	605
Energy, Utilities, Resources and Services	1,070	1,046
Manufacturing	499	487
	4,371	**4,294**
Operating segments without significant goodwill	938	925
Total	**5,309**	**5,219**

The goodwill pertaining to Panaya amounting to ₹886 crore and ₹860 crore as at March 31, 2022 and March 31, 2021, respectively, is tested for impairment at the entity level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows. The key assumptions used for the calculations are as follows :

in %

Particulars	As at March 31,	
	2022	2021
Long-term growth rate	8-10	8-10
Operating margins	19-21	19-21
Discount rate	12.0	11.7

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2022, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions is unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

2.4.2 Other intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2022 are as follows :

in ₹ crore

Particulars	Customer-related	Software-related	Intellectual property rights-related	Brand or trademark-related	Others*	Total
Gross carrying value as at April 1, 2021	**2,064**	**824**	**1**	**293**	**666**	**3,848**
Additions	–	85	–	–	–	85
Deletions	–	–	–	–	–	–
Translation difference	16	6	–	6	20	48
Gross carrying value as at March 31, 2022	**2,080**	**915**	**1**	**299**	**686**	**3,981**
Accumulated amortization as at April 1, 2021	**(1,021)**	**(492)**	**(1)**	**(99)**	**(163)**	**(1,776)**
Amortization expense	(238)	(68)	–	(40)	(118)	(464)
Deletions	–	–	–	–	–	–
Translation differences	(20)	(9)	–	(2)	(3)	(34)
Accumulated amortization as at March 31, 2022	**(1,279)**	**(569)**	**(1)**	**(141)**	**(284)**	**(2,274)**
Carrying value as at April 1, 2021	**1,043**	**332**	**–**	**194**	**503**	**2,072**
Carrying value as at March 31, 2022	**801**	**346**	**–**	**158**	**402**	**1,707**
Estimated useful life (in years)	1-15	3-10	–	3-10	3-7	
Estimated remaining useful life (in years)	1-12	1-7	–	1-8	1-6	

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2021 were as follows :

in ₹ crore

Particulars	Customer-related	Software -related	Intellectual property rights-related	Brand or trademark-related	Others*	Total
Gross carrying value as at April 1, 2020	**1,878**	**697**	**1**	**241**	**411**	**3,228**
Additions	–	101	–	–	–	101
Acquisition through business combination *(Refer to Note 2.1)*	179	33	–	57	266	535
Deletions	–	–	–	–	–	–
Translation difference	7	(7)	–	(5)	(11)	(16)
Gross carrying value as at March 31, 2021	**2,064**	**824**	**1**	**293**	**666**	**3,848**
Accumulated amortization as at April 1, 2020	**(755)**	**(450)**	**(1)**	**(66)**	**(56)**	**(1,328)**
Amortization expense	(272)	(53)	–	(34)	(107)	(466)
Deletions	–	–	–	–	–	–
Translation differences	6	11	–	1	–	18
Accumulated amortization as at March 31, 2021	**(1,021)**	**(492)**	**(1)**	**(99)**	**(163)**	**(1,776)**
Carrying value as at April 1, 2020	**1,123**	**247**	**–**	**175**	**355**	**1,900**
Carrying value as at March 31, 2021	**1,043**	**332**	**–**	**194**	**503**	**2,072**
Estimated useful life (in years)	1-15	3-10	–	3-10	3-7	
Estimated remaining useful life (in years)	1-13	1-8	–	1-9	1-7	

* Majorly includes intangibles related to vendor relationships

The amortization expense has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Research and development expenditure

Research and development expense recognized in the Consolidated Statement of Profit and Loss for the years ended March 31, 2022 and March 31, 2021 was ₹ 922 crore and ₹ 945 crore, respectively.

2.5 Investments

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Non-current		
Unquoted		
Investments carried at fair value through other comprehensive income (Refer to Note 2.5.1)		
Preference securities	192	165
Equity instruments	2	2
	194	**167**
Investments carried at fair value through profit and loss (Refer to Note 2.5.1)		
Preference securities	24	11
Compulsorily convertible debentures	7	7
Others [(1)]	152	74
	183	**92**
Quoted		
Investments carried at amortized cost		
Tax-free bonds	1,901	2,131
Government bonds	–	21
	1,901	**2,152**

Particulars	As at March 31,	
	2022	2021
Investments carried at fair value through other comprehensive income		
Non-convertible debentures	3,718	3,985
Government securities	7,655	5,467
	11,373	**9,452**
Total non-current investments	**13,651**	**11,863**
Current		
Unquoted		
Investments carried at fair value through profit or loss		
Liquid mutual fund units	2,012	1,500
	2,012	**1,500**
Investments carried at fair value through other comprehensive income		
Certificates of deposit	3,429	–
	3,429	–
Quoted		
Investments carried at amortized cost		
Tax-free bonds	200	–
Government bonds	21	–
	221	–
Investments carried at fair value through other comprehensive income		
Government securities	516	–
Non-convertible debentures	495	842
	1,011	**842**
Total current investments	**6,673**	**2,342**
Total investments	**20,324**	**14,205**
Aggregate amount of quoted investments	14,506	12,446
Market value of quoted investments (including interest accrued), current	1,247	843
Market value of quoted investments (including interest accrued), non current	13,612	11,997
Aggregate amount of unquoted investments	5,818	1,759
Investments carried at amortized cost	2,122	2,152
Investments carried at fair value through other comprehensive income	16,007	10,461
Investments carried at fair value through profit or loss	2,195	1,592

(1) Uncalled capital commitments outstanding as at March 31, 2022 and March 31, 2021 was ₹ 28 crore and ₹ 42 crore, respectively.

Refer to Note 2.11 for Accounting policies on Financial Instruments.

The details of amounts recorded in other comprehensive income are as follows :

in ₹ crore

Particulars	Year ended March 31, 2022			Year ended March 31, 2021		
	Gross	Tax	Net	Gross	Tax	Net
Net gain / (loss) on						
Non-convertible debentures	(13)	1	(12)	(5)	1	(4)
Certificates of deposit	2	(1)	1	(3)	1	(2)
Government securities	(60)	22	(38)	(114)	18	(96)
Equity and preference securities	119	(23)	96	136	(17)	119

Method of fair valuation

in ₹ crore

Class of investment	Method	Fair value as at March 31,	
		2022	2021
Liquid mutual fund units	Quoted price	2,012	1,500
Tax-free bonds and government bonds	Quoted price and market observable inputs	2,447	2,536
Non-convertible debentures	Quoted price and market observable inputs	4,213	4,827
Government securities	Quoted price and market observable inputs	8,171	5,467
Certificates of deposit	Market observable inputs	3,429	–
Unquoted equity and preference securities – carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	194	167
Unquoted equity and preference securities – carried at fair value through profit and loss	Discounted cash flows method, Market multiples method, Option pricing model	24	11
Unquoted compulsorily convertible debentures – carried at fair value through profit and loss	Discounted cash flows method	7	7
Others	Discounted cash flows method, Market multiples method, Option pricing model	152	74
Total		**20,649**	**14,589**

Note : Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5.1 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2022 and March 31, 2021 are as follows :

in ₹ crore, except otherwise stated

Particulars	As at March 31,	
	2022	2021
Preference securities		
Airviz, Inc.	–	–
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each		
Whoop, Inc.	150	94
1,10,59,340 (11,05,934) Series B Preferred Stock, fully paid up, par value USD 0.0001 each		
Nivetti Systems Private Limited	22	20
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value ₹ 1 each		
Trifacta Inc.	–	40
Nil (11,80,358) Series C-1 Preferred Stock		
Nil (19,59,823) Series E Preferred Stock		
Tidalscale, Inc.	23	11
36,74,269 (36,74,269) Series B Preferred Stock		
Ideaforge Technology Private Limited	20	11
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of ₹ 10 each, fully paid up		
Total investment in preference securities	**215**	**176**
Equity instruments		
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at ₹ 8,052 each, fully paid up, par value ₹ 10 each		
Global Innovation and Technology Alliance	2	2
15,000 (15,000) equity shares at ₹ 1,000 each, fully paid up, par value ₹ 1,000 each		
Ideaforge Technology Private Limited	–	–
100 (100) equity shares at ₹ 10, fully paid up		
Total investment in equity instruments	**2**	**2**

Particulars	As at March 31,	
	2022	2021
Compulsorily convertible debentures		
Ideaforge Technology Private Limited	7	7
3,886 (3,886) compulsorily convertible debentures, fully paid up, par value ₹ 19,300 each		
Total investment in debentures	**7**	**7**
Others		
Stellaris Venture Partners India	76	42
The House Fund II, L.P.	77	32
Total investment in others	**153**	**74**
Total	**377**	**259**

2.6 Loans

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Non-current		
Loans considered good – Unsecured		
Other loans		
Loans to employees	34	32
	34	32
Loans credit impaired – Unsecured		
Other loans		
Loans to employees	–	28
Less: allowances for credit impairment	–	28
	–	–
Total non-current loans	**34**	**32**
Current		
Loans considered good – Unsecured		
Other loans		
Loans to employees	248	159
Total current loans	**248**	**159**
Total loans	**282**	**191**

2.7 Other financial assets

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Non-current		
Security deposits [(1)]	47	49
Unbilled revenues [(1)#]	695	399
Rental deposits [(1)]	186	217
Net investment in sublease of right-of-use asset *(Refer to Note 2.21)*[(1)]	322	350
Restricted deposits[(1)*]	33	42
Others [(1)]	177	84
Total non-current other financial assets	**1,460**	**1,141**
Current		
Security deposits [(1)]	7	6
Rental deposits [(1)]	58	30
Restricted deposits [(1)*]	2,177	2,016
Unbilled revenues [(1)#]	5,659	3,173
Interest accrued but not due [(1)]	362	620
Foreign currency forward and options contracts [(2)] [(3)]	143	188
Net investment in sublease of right-of-use asset *(Refer to Note 2.21)*[(1)]	50	38
Others [(1)]	271	339
Total current other financial assets	**8,727**	**6,410**
Total other financial assets	**10,187**	**7,551**
[(1)] Financial assets carried at amortized cost	10,044	7,363
[(2)] Financial assets carried at fair value through other comprehensive income	20	25
[(3)] Financial assets carried at fair value through profit or loss	123	163

* Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

\# Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.8 Trade receivables

in ₹ crore

Particulars	As at March 31, 2022	As at March 31, 2021
Current		
Trade receivable considered good – Unsecured	23,252	19,760
Less : Allowance for expected credit loss	554	466
Trade receivable considered good – Unsecured	**22,698**	**19,294**
Trade receivable – credit impaired – Unsecured	113	153
Less : Allowance for credit impairment	113	153
Trade receivable – credit impaired – Unsecured	–	–
Total trade receivables	**22,698**	**19,294**

The trade receivables ageing schedule for the years ended as on March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	Not due	Outstanding for following periods from due date of payment: Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed trade receivables – considered good	17,394	5,561	230	11	35	21	23,252
	15,693	3,956	35	33	3	36	19,756
Undisputed trade receivables – credit impaired	–	1	3	62	34	4	104
	2	2	94	40	10	1	149
Disputed trade receivables – considered good	–	–	–	–	–	–	–
	–	1	3	–	–	–	4
Disputed trade receivables – credit impaired	–	–	–	4	–	5	9
	–	–	–	–	4	–	4
	17,394	5,562	233	77	69	30	23,365
	15,695	3,959	132	73	17	37	19,913
Less : Allowance for credit loss							667
							619
Total trade receivables							**22,698**
							19,294

2.9 Cash and cash equivalents

in ₹ crore

Particulars	As at March 31, 2022	As at March 31, 2021
Balances with banks		
In current and deposit accounts	13,942	20,069
Cash on hand	–	–
Others		
Deposits with financial institutions	3,530	4,645
Total cash and cash equivalents	**17,472**	**24,714**
Balances with banks in unpaid dividend accounts	36	33
Deposit with more than 12 months maturity	1,616	13,659
Balances with banks held as margin money deposits against guarantees	1	71

Cash and cash equivalents as at March 31, 2022 and March 31, 2021 include restricted cash and bank balances of ₹ 471 crore and ₹ 504 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.10 Other assets

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Non-current		
Capital advances	88	141
Advances other than capital advances		
Others		
Withholding taxes and others	674	705
Unbilled revenues #	246	195
Defined benefit plan assets *(Refer to Note 2.22)*	20	19
Prepaid expenses	99	78
Deferred contract cost*		
Cost of obtaining a contract	593	112
Cost of fulfillment	309	31
Total non-current other assets	**2,029**	**1,281**
Current		
Advances other than capital advances		
Payment to vendors for supply of goods	193	141
Others		
Unbilled revenues #	5,909	4,354
Withholding taxes and others	1,941	2,091
Prepaid expenses	1,996	1,160
Deferred contract cost*		
Cost of obtaining a contract	858	49
Cost of fulfillment	91	16
Other receivables	325	3
Total current other assets	**11,313**	**7,814**
Total other assets	**13,342**	**9,095**

Classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

* Includes technology assets taken over by the Company from a customer as part of a transformation project that is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115, *Revenue from Contract with Customers*. Accordingly, the same has been considered as a reduction to the total contract value and accounted as deferred contract cost. Further, as at March 31, 2022, the Company has entered into a financing arrangement with a third party for these assets for ₹895 crore, which has been considered as financial liability. This includes ₹869 crore settled directly by the third party to the customer on behalf of the Company and accordingly considered as non-cash transaction. (Refer to Note 2.13)

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

2.11 Financial instruments

Accounting policy

2.11.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair valued through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination, which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, *Financial Instruments*. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets / liabilities in this category are presented as current assets / current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in the cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.11.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.11.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of those instruments.

2.11.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment gain or loss in the Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2022 are as follows :

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents *(Refer to Note 2.9)*	17,472	–	–	–	–	17,472	17,472
Investments *(Refer to Note 2.5)*							
Equity and preference securities	–	–	24	194	–	218	218
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax-free bonds and government bonds	2,122	–	–	–	–	2,122	2,447[1]
Liquid mutual fund units	–	–	2,012	–	–	2,012	2,012
Non-convertible debentures	–	–	–	–	4,213	4,213	4,213
Government securities	–	–	–	–	8,171	8,171	8,171
Other investments	–	–	152	–	–	152	152
Certificates of deposit	–	–	–	–	3,429	3,429	3,429
Trade receivables *(Refer to Note 2.8)*	22,698	–	–	–	–	22,698	22,698
Loans *(Refer to Note 2.6)*	282	–	–	–	–	282	282
Other financials assets *(Refer to Note 2.7)*[3]	10,044	–	123	–	20	10,187	10,096[2]
Total	**52,618**	**–**	**2,318**	**194**	**15,833**	**70,963**	**71,197**
Liabilities							
Trade payables	4,134	–	–	–	–	4,134	4,134
Lease liabilities *(Refer to Note 2.21)*	5,474	–	–	–	–	5,474	5,474
Financial liability under option arrangements *(Refer to Note 2.13)*	–	–	655	–	–	655	655
Other financial liabilities *(Refer to Note 2.13)*	15,061	–	181	–	3	15,245	15,245
Total	**24,669**	**–**	**836**	**–**	**3**	**25,508**	**25,508**

[1] On account of fair value changes including interest accrued

[2] Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹ 91 crore

[3] Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2021 were as follows :

in ₹ crore

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory		
Assets							
Cash and cash equivalents *(Refer to Note 2.9)*	24,714	–	–	–	–	24,714	24,714
Investments *(Refer to Note 2.5)*							
Equity and preference securities	–	–	11	167	–	178	178
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax-free bonds and government bonds	2,152	–	–	–	–	2,152	2,536 [(1)]
Liquid mutual fund units	–	–	1,500	–	–	1,500	1,500
Non-convertible debentures	–	–	–	–	4,827	4,827	4,827
Government securities	–	–	–	–	5,467	5,467	5,467
Other investments	–	–	74	–	–	74	74
Trade receivables *(Refer to Note 2.8)*	19,294	–	–	–	–	19,294	19,294
Loans *(Refer to Note 2.6)*	191	–	–	–	–	191	191
Other financials assets *(Refer to Note 2.7)*[(3)]	7,363	–	163	–	25	7,551	7,459 [(2)]
Total	**53,714**	**–**	**1,755**	**167**	**10,319**	**65,955**	**66,247**
Liabilities							
Trade payables	2,645	–	–	–	–	2,645	2,645
Lease liabilities *(Refer to Note 2.21)*	5,325	–	–	–	–	5,325	5,325
Financial liability under option arrangements *(Refer to Note 2.13)*	–	–	693	–	–	693	693
Other financial liabilities *(Refer to Note 2.13)*	9,877	–	217	–	–	10,094	10,094
Total	**17,847**	**–**	**910**	**–**	**–**	**18,757**	**18,757**

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on tax-free bonds and government bonds carried at amortized cost of ₹ 92 crore

(3) Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables and trade payables and other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2022 is as follows :

in ₹ crore

Particulars	As at March 31, 2022	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments in liquid mutual funds *(Refer to Note 2.5)*	2,012	2,012	–	–
Investments in tax-free bonds *(Refer to Note 2.5)*	2,425	1,238	1,187	–
Investments in government bonds *(Refer to Note 2.5)*	22	22	–	–
Investments in non-convertible debentures *(Refer to Note 2.5)*	4,213	3,736	477	–
Investments in certificates of deposit *(Refer to Note 2.5)*	3,429	–	3,429	–
Investment in government securities *(Refer to Note 2.5)*	8,171	8,046	125	–
Investments in equity instruments *(Refer to Note 2.5)*	2	–	–	2
Investments in preference securities *(Refer to Note 2.5)*	216	–	–	216
Investments in compulsorily convertible debentures *(Refer to Note 2.5)*	7	–	–	7
Other investments *(Refer to Note 2.5)*	152	–	–	152
Derivative financial instruments – gain on outstanding foreign exchange forward and options contracts *(Refer to Note 2.7)*	143	–	143	–
Liabilities				
Derivative financial instruments – loss on outstanding foreign exchange forward and options contracts *(Refer to Note 2.13)*	61	–	61	–
Financial liability under option arrangements *(Refer to Note 2.13)*	655	–	–	655
Liability towards contingent consideration *(Refer to Note 2.13)*[(1)]	123	–	–	123

[(1)] Discount rate pertaining to contingent consideration ranges from 8% to 14.5% .

During the year ended March 31, 2022, tax- free bonds and non-convertible debentures of ₹ 576 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, tax-free bonds and non-convertible debentures of ₹ 965 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2021 was as follows :

in ₹ crore

Particulars	As at March 31, 2021	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Assets				
Investments in liquid mutual funds *(Refer to Note 2.5)*	1,500	1,500	–	–
Investments in tax-free bonds *(Refer to Note 2.5)*	2,513	1,352	1,161	–
Investments in government bonds *(Refer to Note 2.5)*	23	23	–	–
Investments in non-convertible debentures *(Refer to Note 2.5)*	4,827	4,532	295	–
Investment in government securities *(Refer to Note 2.5)*	5,467	5,467	–	–
Investments in equity instruments *(Refer to Note 2.5)*	2	–	–	2
Investments in preference securities *(Refer to Note 2.5)*	176	–	–	176
Investments in compulsorily convertible debentures *(Refer to Note 2.5)*	7	–	–	7
Other investments *(Refer to Note 2.5)*	74	–	–	74
Derivative financial instruments – gain on outstanding foreign exchange forward and options contracts *(Refer to Note 2.7)*	188	–	188	–

Particulars	As at March 31, 2021	Fair value measurement at end of the reporting period using		
		Level 1	Level 2	Level 3
Liabilities				
Derivative financial instruments – loss on outstanding foreign exchange forward and options contracts *(Refer to Note 2.13)*	56	–	56	–
Financial liability under option arrangements *(Refer to Note 2.13)*	693	–	–	693
Liability towards contingent consideration *(Refer to Note 2.13)*[1]	161	–	–	161

[1] Discount rate pertaining to contingent consideration ranges from 8% to 14.5% .

During the year ended March 31, 2021, tax-free bonds and non-convertible debentures of ₹ 107 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, tax-free bonds and non-convertible debentures of ₹ 1,177 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in the fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, tax-free bonds, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks : market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange-related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently, the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The Group is also exposed to foreign exchange risk arising on intercompany transaction in foreign currencies. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group's operations are adversely affected as the rupee appreciates / depreciates against these currencies.

The foreign currency risk from financial assets and liabilities as at March 31, 2022 is as follows :

in ₹ crore

Particulars	US Dollar	Euro	UK Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	18,224	4,976	1,510	1,350	2,115	28,175
Net financial liabilities	(9,205)	(3,158)	(666)	(975)	(1,806)	(15,810)
Total	**9,019**	**1,818**	**844**	**375**	**309**	**12,365**

The foreign currency risk from financial assets and liabilities as at March 31, 2021 was as follows :

in ₹ crore

Particulars	US Dollar	Euro	UK Pound Sterling	Australian Dollar	Other currencies	Total
Net financial assets	15,647	3,407	1,324	1,216	1,696	23,290
Net financial liabilities	(6,997)	(2,570)	(622)	(802)	(1,368)	(12,359)
Total	**8,650**	**837**	**702**	**414**	**328**	**10,931**

Sensitivity analysis between Indian rupee and US Dollar

Particulars	Year ended March 31,	
	2022	2021
Impact on the Group's incremental operating margins	0.46%	0.47%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and options contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and options contracts are as follows :

Particulars	As at March 31, 2022		As at March 31, 2021	
	In million	In ₹ crore	In million	In ₹ crore
Derivatives designated as cash flow hedges				
Forward contracts				
In Euro	8	67	–	–
Options contracts				
In Australian Dollar	185	1,050	92	512
In Euro	280	2,358	165	1,415
In UK Pound Sterling	32	318	35	353
Other derivatives				
Forward contracts				
In Brazilian Real	6	8	–	–
In Canadian Dollar	34	205	33	194
In Chinese Yuan	38	45	105	117
In Czech Koruna	296	101	313	103
In Euro	297	2,501	171	1,466
In New Zealand Dollar	20	105	16	82
In Norwegian Krone	80	70	25	21
In Romanian Leu	–	–	10	17
In Singapore Dollar	252	1,366	241	1,419
In Swiss Franc	15	123	27	213
In US Dollar	1,166	8,853	1,139	8,325
In Philippine Peso	–	–	800	121
In United Kingdom Pound Sterling	65	646	28	282
In South African rand	45	24	–	–
Options contracts				
In Euro	81	682	65	557
In US Dollar	677	5,131	404	2,951
Total forwards and options contracts		**23,653**		**18,148**

The foreign exchange forward and options contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Not later than one month	6,237	6,159
Later than one month and not later than three months	12,444	8,074
Later than three months and not later than one year	4,972	3,915
	23,653	**18,148**

During the year ended March 31, 2022 and March 31, 2021, the Group has designated certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as of March 31, 2022 are expected to occur and will be reclassified to the Consolidated Statement of Profit and Loss within three months.

The Group determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Consolidated Statement of Profit and Loss at the time of the hedge relationship rebalancing.

The reconciliation of cash flow hedge reserve for the years ended March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Gain / (Loss)		
Balance at the beginning of the period	10	(15)
Gain / (Loss) recognized in other comprehensive income during the period	102	(126)
Amount reclassified to profit or loss during the period	(113)	160
Tax impact on above	3	(9)
Balance at the end of the period	**2**	**10**

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows :

in ₹ crore

Particulars	As at March 31, 2022		As at March 31, 2021	
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	179	(97)	201	(69)
Amount set off	(36)	36	(13)	13
Net amount presented in Balance Sheet	**143**	**(61)**	**188**	**(56)**

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to ₹ 22,698 crore and ₹ 19,294 crore as at March 31, 2022 and March 31, 2021, respectively, and unbilled revenues amounting to ₹ 12,509 crore and ₹ 8,121 crore as at March 31, 2022 and March 31, 2021, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenues from customers majorly located in the US and Europe. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The details in respect of percentage of revenues generated from the top five customers and top 10 customers are as follows :

in %

Particulars	Year ended March 31,	
	2022	2021
Revenue from top 5 customers	11.4	11.0
Revenue from top 10 customers	19.3	18.1

Credit risk exposure

The Group's credit period generally ranges from 30-75 days.

The allowance for lifetime ECL on customer balances for the years ended March 31, 2022 and March 31, 2021 is ₹ 143 crore and ₹ 184 crore, respectively.

The movement in credit loss allowance on customer balance is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Balance at the beginning	752	705
Impairment loss recognized / (reversed), net	143	184
Amounts written off	(62)	(123)
Translation differences	25	(14)
Balance at the end	**858**	**752**

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

In ₹ crore

Particulars	As at March 31,	
	2022	2021
Trade receivables	22,698	19,294
Unbilled revenues	12,509	8,121

Days sales outstanding was 67 days and 71 days as of March 31, 2022 and March 31, 2021, respectively.

Credit risk on cash and cash equivalents is limited as the Group generally invest in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest available credit ratings as at the date of approval of these Consolidated financial statements.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, tax-free bonds, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Group will not be able to settle or meet its obligations on time.

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2022, the Group had a working capital of ₹ 33,582 crore including cash and cash equivalents of ₹ 17,472 crore and current investments of ₹ 6,673 crore. As at March 31, 2021, the Group had a working capital of ₹ 36,868 crore including cash and cash equivalents of ₹ 24,714 crore and current investments of ₹ 2,342 crore.

As at March 31, 2022 and March 31, 2021, the outstanding compensated absences were ₹ 2,274 crore and ₹ 2,117 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2022 are as follows :

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	4,134	–	–	–	4,134
Other financial liabilities (excluding liability towards contingent consideration) on an undiscounted basis *(Refer to Note 2.13)*	13,539	1,089	457	10	15,095
Financial liability under option arrangements	–	72	80	503	655
Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.13)*	68	25	39	–	132

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2021 were as follows :

in ₹ crore

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,645	–	–	–	2,645
Other financial liabilities (excluding liability towards contingent consideration) *(Refer to Note 2.13)*	9,239	411	197	30	9,877
Financial liability under option arrangements	–	615	78	–	693
Liability towards contingent consideration on an undiscounted basis *(Refer to Note 2.13)*	76	67	38	–	181

2.12 Equity

Accounting policy

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from the securities premium.

Description of reserves

Capital redemption reserve

In accordance with Section 69 of the Indian Companies Act, 2013, the Company creates a capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from the general reserve.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled, share-based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon the exercise of stock options and transferred to the general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment Reserve

The Special Economic Zone Re-investment Reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1) (ii) of Income-tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income-tax Act, 1961.

Other components of equity

Other components of equity include currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than the Indian Rupee is recognized in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.12.1 Equity share capital

in ₹ crore, except as otherwise stated

Particulars	As at March 31,	
	2022	2021
Authorized		
Equity shares, ₹ 5 par value		
4,80,00,00,000 (4,80,00,00,000) equity shares	2,400	2,400
Issued, subscribed and paid-up		
Equity shares, ₹ 5 par value[(1)]	2,098	2,124
4,19,30,12,929 (4,24,51,46,114) equity shares fully paid-up[(2)]		
	2,098	2,124

Note : Forfeited shares amounted to ₹ 1,500 (₹ 1,500).

(1) Refer to Note 2.23 for details of basic and diluted shares.

(2) Net of treasury shares 1,37,25,712 (1,55,14,732)

The Company has only one class of shares referred to as equity shares having a par value of ₹ 5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADSs) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

In the period of five years immediately preceding March 31, 2022

Bonus issue

The Company has allotted 2,18,41,91,490 fully-paid-up shares of face value ₹ 5 each during the quarter ended September 30, 2018, pursuant to the bonus issue approved by the shareholders through postal ballot. The bonus shares were issued by capitalization of profits transferred from the general reserve. A bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares, wherever appropriate.

The bonus shares once allotted shall rank *pari passu* in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Capital Allocation Policy and buyback

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a five-year period through a combination of semi-annual dividends and / or share buyback and / or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes.

Buyback completed in September 2021

In line with the Capital Allocation Policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to ₹ 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding ₹ 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting (AGM).

The shareholders approved the proposal of buyback of equity shares recommended by its Board of Directors in the AGM held on June 19, 2021.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, the Company had purchased and extinguished a total of 5,58,07,337 equity shares from the stock exchange at a volume weighted average buyback price of ₹ 1,648.53 per equity share comprising 1.31% of the pre-buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of ₹ 9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves, including Securities Premium, as explained in Section 68 of the Companies Act, 2013.

In accordance with Section 69 of the Companies Act, 2013, as at March 31, 2022, the Company has created a capital redemption reserve of ₹ 28 crore equal to the nominal value of the above shares bought back as an appropriation from the general reserve.

The Company's objective, when managing capital, is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at March 31, 2022, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure, there are no externally imposed capital requirements.

2.12.2 Shareholding of promoters

The details of the shares held by promoters as at March 31, 2022 are as follows :

Promoter name	No. of shares	% of total shares	% change during the year
Sudha Gopalakrishnan	9,53,57,000	2.27	–
Rohan Murty	6,08,12,892	1.45	–
S. Gopalakrishnan	4,18,53,808	0.99	–
Nandan M. Nilekani	4,07,83,162	0.97	–
Akshata Murty	3,89,57,096	0.93	–
Asha Dinesh	3,85,79,304	0.92	–

Promoter name	No. of shares	% of total shares	% change during the year
Sudha N. Murty	3,45,50,626	0.82	–
Rohini Nilekani	3,43,35,092	0.82	–
Dinesh Krishnaswamy	3,24,79,590	0.77	–
Shreyas Shibulal	2,37,04,350	0.56	(0.71)
N. R. Narayana Murthy	1,66,45,638	0.40	–
Nihar Nilekani	1,26,77,752	0.30	–
Janhavi Nilekani	85,89,721	0.20	(27.74)
Kumari Shibulal	52,48,965	0.12	(41.00)
Deeksha Dinesh	76,46,684	0.18	–
Divya Dinesh	76,46,684	0.18	–
Meghana Gopalakrishnan	48,34,928	0.11	–
Shruti Shibulal	27,37,538	0.07	–
S. D. Shibulal	58,14,733	0.14	168.36
Promoters Group			
Gaurav Manchanda	1,37,36,226	0.33	–
Milan Shibulal Manchanda	69,67,934	0.17	(50.00)
Nikita Shibulal Manchanda	69,67,934	0.17	–
Bhairavi Madhusudhan Shibulal	66,79,240	0.16	2.61
Shray Chandra	7,19,424	0.02	–
Tanush Nilekani Chandra	33,56,017	0.08	331.59

The percentage shareholding above has been computed considering the outstanding number of shares of 4,20,67,38,641 as at March 31, 2022.

2.12.3 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable withholding income taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with the Companies Act, 2013 is as follows :

in ₹

Particulars	Year ended March 31,	
	2022	2021
Final dividend for fiscal 2021	15.00	–
Interim dividend for fiscal 2022	15.00	–
Final dividend for fiscal 2020	–	9.50
Interim dividend for fiscal 2021	–	12.00

During the year ended March 31, 2022, on account of the final dividend for fiscal 2021 and interim dividend for fiscal 2022, the Company has incurred a net cash outflow of ₹12,655 crore (excluding dividend paid on treasury shares).

The Board of Directors, in their meeting on April 13, 2022, recommended a final dividend of ₹ 16 per equity share for the financial year ended March 31, 2022. This payment is subject to the approval of shareholders in the AGM of the Company to be held on June 25, 2022 and if approved, would result in a net cash outflow of approximately ₹ 6,709 crore (excluding dividend paid on treasury shares).

The details of shareholders holding more than 5% shares as at March 31, 2022 and March 31, 2021 are as follows :

Name of the shareholder	As at March 31, 2022		As at March 31, 2021	
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADRs – legal ownership)	66,63,70,669	15.84	73,24,89,890	17.19
Life Insurance Corporation of India	24,33,47,641	5.78	25,00,63,497	5.87

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2022 and March 31, 2021 are as follows :

in ₹ crore, except as stated otherwise

Particulars	As at March 31, 2022		As at March 31, 2021	
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	**4,24,51,46,114**	**2,124**	**4,24,07,53,210**	**2,122**
Add : Shares issued on exercise of employee stock options	36,74,152	2	43,92,904	2
Less : Shares bought back	5,58,07,337	28	–	–
As at the end of the period	**4,19,30,12,929**	**2,098**	**4,24,51,46,114**	**2,124**

2.12.4 Employee Stock Option Plan (ESOP)

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the Statement of Profit and Loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 ("the 2019 Plan")

On June 22, 2019, pursuant to the approval by the shareholders in the AGM, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (nomination and remuneration committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by the administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of one to maximum of three years from the grant date.

2015 Stock Incentive Compensation Plan ("the 2015 Plan")

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity-settled and cash-settled RSUs and stock options would vest generally over a period of four years and shall be exercisable within the period as approved by the nomination and remuneration committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 1,37,25,712 and 1,55,14,732 shares as at March 31, 2022 and March 31, 2021, respectively, under the 2015 Plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2022 and March 31, 2021.

The summary of grants during the years ended March 31, 2022 and March 31, 2021 is as follows :

Particulars	2019 Plan		2015 Plan	
	Year ended March 31,		Year ended March 31,	
	2022	2021	2022	2021
Equity-settled RSUs				
Key Managerial Personnel (KMP)	1,48,762	3,13,808	2,84,543	4,57,151
Employees other than KMP	27,01,867	12,82,600	13,05,880	22,03,460
	28,50,629	**15,96,408**	**15,90,423**	**26,60,611**
Cash-settled RSUs				
KMP	–	–	–	–
Employees other than KMP	–	–	49,960	1,15,250
	–	**–**	**49,960**	**1,15,250**
Total grants	**28,50,629**	**15,96,408**	**16,40,383**	**27,75,861**

Notes on grants to KMP

CEO & MD

Under the 2015 Plan

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value ₹ 3.25 crore, which will vest over time in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, an annual time-based grant of 18,340 RSUs was made effective February 1, 2022 for fiscal 2022.

The Board, on April 14, 2021, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of ₹13 crore for fiscal 2022 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on the achievement of certain performance targets. Accordingly, 96,150 performance-based RSUs were granted effective May 2, 2021.

Under the 2019 Plan

The Board, on April 14, 2021, based on the recommendations of the nomination and remuneration committee, approved a performance-based grant of RSUs amounting to ₹ 10 crore for fiscal 2022 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on the achievement of certain performance targets. Accordingly, 73,962 performance-based RSUs were granted effective May 2, 2021.

Other KMP

Under the 2015 Plan

On April 14, 2021, based on the recommendations of the nomination and remuneration committee, in accordance with employment agreement, the Board approved performance-based grant of 5,547 RSUs to a KMP under the 2015 Plan. The grants were made effective May 2, 2021. The performance-based RSUs will vest over three years based on certain performance targets.

On January 12, 2022, based on the recommendations of the nomination and remuneration committee, the Board approved time-based grant of 9,876 RSUs to a KMP under the 2015 Plan. The grants were made effective February 1, 2022. These RSUs will vest over four years.

On March 31, 2022, based on the recommendations of the nomination and remuneration committee, the Board approved time-based grant of 1,54,630 RSUs to other KMPs under the 2015 Plan. The grants were made effective March 31, 2022. These RSUs will vest over four years.

Under the 2019 Plan

On March 31, 2022, based on the recommendations of the nomination and remuneration committee, the Board approved performance-based grant of 74,800 RSUs to other KMPs under the 2019 Plan. The grants were made effective March 31, 2022. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Granted to		
KMP	65	76
Employees other than KMP	350	257
Total[1]	**415**	**333**
[1]Cash-settled stock compensation expense included above	22	80

Share-based payment arrangements that were modified during the year ended March 31, 2021 were as follows :

During the year ended March 31, 2021, the Company issued ADS-settled RSU and ESOP awards as replacement for outstanding stock appreciation rights awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts - Clarifications' dated December 18, 2020 which allows non-resident Indians to hold depository receipts. The awards were granted after necessary approvals from the nomination and remuneration committee. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of ₹ 85 crore is recognized as equity with a corresponding adjustment to financial liability.

The activity in the 2015 and 2019 Plans for equity-settled, share-based payment transactions during the years ended March 31, 2022 and March 31, 2021 is as follows :

Particulars	Year ended March 31, 2022		Year ended March 31, 2021	
	Shares arising out of options	Weighted average exercise price (₹)	Shares arising out of options	Weighted average exercise price (₹)
2015 Plan : RSUs				
Outstanding at the beginning	80,47,240	4.52	87,80,898	3.96
Granted	15,90,423	5.00	26,60,611	5.00
Exercised	25,69,983	4.07	37,83,462	3.55
Modification to equity-settled awards	–	–	8,71,900	–
Forfeited and expired	8,34,705	4.63	4,82,707	4.13
Outstanding at the end	**62,32,975**	**4.82**	**80,47,240**	**4.52**
Exercisable at the end	6,53,775	4.51	1,51,685	3.36
2015 Plan : ESOPs				
Outstanding at the beginning	10,49,456	535	11,00,330	539
Granted	–	–	–	–
Exercised	3,48,612	529	2,39,272	534
Modification to equity-settled options	–	–	2,03,026	–
Forfeited and expired	–	–	14,628	566
Outstanding at the end	**7,00,844**	**557**	**10,49,456**	**535**
Exercisable at the end	7,00,844	557	10,02,130	536
2019 Plan : RSUs				
Outstanding at the beginning	30,50,573	5.00	20,91,293	5.00
Granted	28,50,629	5.00	15,96,408	5.00
Exercised	7,55,557	5.00	3,70,170	5.00
Forfeited and expired	1,86,707	5.00	2,66,958	5.00
Outstanding at the end	**49,58,938**	**5.00**	**30,50,573**	**5.00**
Exercisable at the end	6,92,638	5.00	2,33,050	5.00

During the years ended March 31, 2022 and March 31, 2021, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was ₹ 1,705 and ₹ 1,097, respectively.

During the years ended March 31, 2022 and March 31, 2021, the weighted average share price of options exercised under the 2019 Plan on the date of exercise was ₹ 1,560 and 1,166, respectively.

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2022 is as follows :

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0 - 5 (RSU)	49,58,938	1.43	5.00	62,32,975	1.47	4.82
450 - 600 (ESOP)	–	–	-	7,00,844	0.65	557

The summary of information about equity-settled RSUs and ESOPs outstanding as at March 31, 2021 was as follows :

Range of exercise prices per share (₹)	2019 Plan – Options outstanding			2015 Plan – Options outstanding		
	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price (₹)
0 - 5 (RSU)	30,50,573	1.48	5.00	80,47,240	1.67	4.52
450 - 600 (ESOP)	–	–	–	10,49,456	1.83	535

As at March 31, 2022 and March 31, 2021, 2,65,561 and 3,87,088 cash-settled options were outstanding, respectively. The carrying value of liability towards cash-settled, share-based payments was ₹ 13 crore and ₹ 7 crore as at March 31, 2022 and March 31, 2021, respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market-performance-based options and Monte Carlo simulation model is used for TSR-based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company has been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity-settled award is estimated on the date of grant using the following assumptions :

Particulars	For options granted in			
	Fiscal 2022 – Equity shares – RSU	Fiscal 2022 – ADS-RSU	Fiscal 2021 – Equity shares – RSU	Fiscal 2021 – ADS-RSU
Weighted average share price (₹) / ($ ADS)	1,791	24.45	1,253	18.46
Exercise price (₹) / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	20-35	25-36	30-35	30-36
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	4-6	1-3	4-5	0.1-0.3
Weighted average fair value as on grant date (₹) / ($ ADS)	1,548	20.82	1,124	16.19

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP.

2.13 Other financial liabilities

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Non-current		
Others		
Accrued compensation to employees [1]	8	–
Accrued expenses [1]	946	569
Compensated absences	92	97
Financial liability under option arrangements [2]	655	693
Payable for acquisition of business – Contingent consideration[2]	56	86
Other payables [1][4]	580	69
Total non-current other financial liabilities	**2,337**	**1,514**

Particulars	As at March 31,	
	2022	2021
Current		
Unpaid dividends [1]	36	33
Others		
Accrued compensation to employees [1]	4,061	4,019
Accrued expenses [1]	7,476	4,475
Retention monies [1]	13	13
Payable for acquisition of business – Contingent consideration [2]	67	75
Payable by controlled trusts [1]	211	199
Compensated absences	2,182	2,020
Foreign currency forward and options contracts [2] [3]	61	56

Particulars	As at March 31,	
	2022	2021
Capital creditors [1]	431	371
Other payables [1][4]	1,299	129
Total current other financial liabilities	**15,837**	**11,390**
Total other financial liabilities	**18,174**	**12,904**
[1] Financial liability carried at amortized cost	15,061	9,877
[2] Financial liability carried at fair value through profit or loss	836	910
[3] Financial liability carried at fair value through other comprehensive income	3	–
Contingent consideration on undiscounted basis	132	181

[4] Deferred contract cost in Note 2.10 includes technology assets taken over by the Company from a customer as part of a transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115, *Revenue from contract with customers*. Accordingly, the same has been considered as a reduction to the total contract value and accounted as deferred contract cost. Further, as at March 31, 2022, the Company has entered into a financing arrangement with a third party for these assets for ₹895 crore, which has been considered as financial liability. This includes ₹869 crore settled directly by the third party to the customer on behalf of the Company and accordingly considered as non-cash transaction.

2.14 Trade payables

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Trade payables	4,134	2,645
Total trade payables	**4,134**	**2,645**

The trade payables ageing schedule for the years ended as on March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	Not due	Outstanding for following periods from due date of payment				Total
		Less than 1 year	1-2 years	2-3 years	More than 3 years	
Trade payables	3,299	835	–	–	–	4,134
	2,386	246	4	4	5	2,645
Total trade payables	**3,299**	**835**	**–**	**–**	**–**	**4,134**
	2,386	**246**	**4**	**4**	**5**	**2,645**

Relationship with struck off companies

in ₹ crore

Name of struck off company	Nature of transactions	Transactions during the year ended March 31, 2022	Balance outstanding as at March 31, 2022	Relationship with the struck off company
Compulease Networks Private Limited	Payables	–*	–	Vendor
Evineon Technologies Private Limited	Payables	–*	–	Vendor

*Less than ₹ 1 crore

in ₹ crore

Name of struck off company	Nature of transactions	Transactions during the year ended March 31, 2021	Balance outstanding as at March 31, 2021	Relationship with the struck off company
Compulease Networks Private Limited	Payables	–*	–	Vendor
Mysodet Private Limited	Payables	1	–	Vendor

* Less than ₹ 1 crore

2.15 Other liabilities

in ₹ crore

Particulars	As at March 31, 2022	As at March 31, 2021
Non-current		
Others		
Withholding taxes and others	–	364
Deferred income – government grants	64	57
Accrued defined benefit plan liability	367	324
Deferred income	9	17
Others	11	1
Total non-current other liabilities	**451**	**763**
Current		
Unearned revenue	6,324	4,050
Others		
Withholding taxes and others	2,834	2,170
Accrued defined benefit plan liability	5	6
Deferred income - government grants	11	3
Others	4	4
Total current other liabilities	**9,178**	**6,233**
Total other liabilities	**9,629**	**6,996**

2.16 Provisions

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post-sales client support

The Group provides its clients with a fixed-period post-sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

in ₹ crore

Particulars	As at March 31, 2022	As at March 31, 2021
Current		
Others		
Post-sales client support and other provisions	975	713
Total provisions	**975**	**713**

The movement in the provision for post-sales client support is as follows :

in ₹ crore

Particulars	Year ended March 31, 2022
Balance at the beginning	**713**
Provision recognized / (reversed)	372
Provision utilized	(180)
Exchange difference	30
Balance at the end	**935**

Provision for post-sales client support represents cost associated with providing post-sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of one year.

2.17 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to

taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Consolidated Statement of Profit and Loss comprises :

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Current taxes	7,811	6,672
Deferred taxes	153	533
Income tax expense	**7,964**	**7,205**

Income tax expense for the years ended March 31, 2022 and March 31, 2021 includes reversal (net of provisions) of ₹ 268 crore and ₹ 348 crore, respectively. These reversals pertains to prior periods on account of adjudication of certain disputed matters in favor of the Company and upon filing of return across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below :

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Profit before income taxes	30,110	26,628
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	10,522	9,305
Tax effect due to non-taxable income for Indian tax purposes	(2,949)	(2,569)
Overseas taxes	984	705
Tax provision (reversals)	(268)	(348)
Effect of exempt non-operating income	(52)	(34)
Effect of unrecognized deferred tax assets	72	10
Effect of differential tax rates	(196)	(129)
Effect of non-deductible expenses	162	148
Impact of change in tax rate	(94)	–
Others	(217)	117
Income tax expense	**7,964**	**7,205**

The applicable Indian corporate statutory tax rate for the years ended March 31, 2022 and March 31, 2021 is 34.94% each.

The foreign tax expense is due to income taxes payable overseas principally in the United States. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for a further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income-tax Act, 1961.

Deferred income tax for the years ended March 31, 2022 and March 31, 2021 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the US to the extent its US branch's net profit during the year is greater than the increase in the net assets of the US branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2022, Infosys' US branch net assets amounted to approximately ₹ 6,332 crore. As at March 31, 2022, the Company has a deferred tax liability for Branch Profit Tax of ₹ 158 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to ₹ 9,618 crore and ₹ 9,670 crore as at March 31, 2022 and March 31, 2021, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of ₹ 4,487 crore and ₹ 3,726 crore as at March 31, 2022 and March 31, 2021, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The details of expiration of unused tax losses as at March 31, 2022 are as follows :

in ₹ crore

Year	As at March 31, 2022
2023	201
2024	154
2025	127
2026	153
2027	52
Thereafter	3,800
Total	**4,487**

The details of expiration of unused tax losses as at March 31, 2021 were as follows :

in ₹ crore

Year	As at March 31, 2021
2022	68
2023	206
2024	135
2025	112
2026	137
Thereafter	3,068
Total	**3,726**

The details of income tax assets and income tax liabilities as at March 31, 2022 and March 31, 2021 are as follows :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Income tax assets	6,152	5,811
Current income tax liabilities	2,607	2,146
Net current income tax assets / (liabilities) at the end	**3,545**	**3,665**

The gross movement in the current income tax assets / (liabilities) for the years ended March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Net current income tax assets / (liabilities) at the beginning	3,665	3,901
Translation differences	(7)	1
Income tax paid	7,612	6,389
Current income tax expense	(7,811)	(6,672)
Income tax benefit arising on exercise of stock options	63	45
Additions through business combination	-	(3)
Tax impact on buyback expenses	8	-
Income tax on other comprehensive income	15	4
Net current income tax assets / (liabilities) at the end	**3,545**	**3,665**

The movement in gross deferred income tax assets / (liabilities) (before set-off) for the year ended March 31, 2022 is as follows :

in ₹ crore

Particulars	Carrying value as at April 1, 2021	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2022
Deferred income tax assets / (liabilities)						
Property, plant and equipment	255	(100)	–	–	1	156
Lease liabilities	166	14	–	–	–	180
Accrued compensation to employees	42	10	–	–	(1)	51
Trade receivables	217	(4)	–	–	–	213
Compensated absences	497	32	–	–	–	529
Post-sales client support	121	9	–	–	1	131
Credits related to branch profits	355	308	–	–	13	676
Derivative financial instruments	(57)	29	–	3	–	(25)
Intangible assets	31	17	–	–	1	49
Intangibles arising on business combinations	(368)	62	–	–	(2)	(308)
Branch profit tax	(500)	(316)	–	–	(18)	(834)

Particulars	Carrying value as at April 1, 2021	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2022
SEZ Re-Investment Reserve	(613)	(239)	–	–	–	(852)
Others	77	25	–	(12)	–	90
Total deferred income tax assets / (liabilities)	**223**	**(153)**	**–**	**(9)**	**(5)**	**56**

The movement in gross deferred income tax assets / liabilities (before set-off) for the year ended March 31, 2021 was as follows :

in ₹ crore

Particulars	Carrying value as at April 1, 2020	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2021
Deferred income tax assets / (liabilities)						
Property, plant and equipment	244	12	–	–	(1)	255
Lease liabilities	136	30	–	–	–	166
Accrued compensation to employees	52	(10)	–	–	–	42
Trade receivables	197	20	–	–	–	217
Compensated absences	433	62	–	–	2	497
Post-sales client support	111	11	–	–	(1)	121
Credits related to branch profits	377	(11)	–	–	(11)	355
Derivative financial instruments	162	(210)	–	(9)	–	(57)
Intangible assets	20	13	–	–	(2)	31
Intangibles arising on business combinations	(426)	78	(23)	–	3	(368)
Branch profit tax	(555)	38	–	–	17	(500)
SEZ Re-Investment Reserve	(82)	(531)	–	–	–	(613)
Others	107	(35)	2	3	–	77
Total deferred income tax assets / (liabilities)	**776**	**(533)**	**(21)**	**(6)**	**7**	**223**

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Deferred income tax assets after set-off	1,212	1,098
Deferred income tax liabilities after set-off	(1,156)	(875)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company's Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for the US branch's income tax expired in March 2021. The Company has applied for renewal of APA and currently, the US taxable income is based on the Company's best estimate determined based on the expected value method.

2.18 Revenue from operations

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group's core and digital offerings (together called as "software related services") and business process management services. Contracts with customers are either on a time-and-material, unit-of-work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to the contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services ("performance obligations") to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services ("transaction price"). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group's contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit-of-work-based contracts, are recognized as the related services are performed. Fixed-price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage-of-completion method when the pattern of benefits from the services rendered to the customer and the Group's costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in the net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance-based billing and / or milestone-based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as "unearned revenues").

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a "right to use" the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a "right to access" is recognized over the access period.

Arrangements to deliver software products generally have three elements : License, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in

estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service, the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight-line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore, is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, non-recurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Profit and Loss.

Revenue from operations for the years ended March 31, 2022 and March 31, 2021 are as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Revenue from software services	1,13,536	93,387
Revenue from products and platforms	8,105	7,085
Total revenue from operations	**1,21,641**	**1,00,472**

The Group has evaluated the impact of COVID-19 pandemic resulting on (i) the possibility of constraints in our ability to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The Group has concluded that the impact of COVID-19 pandemic is not significant and based on these estimates. Due to the nature of the COVID-19 pandemic, the Group will continue to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the years ended March 31, 2022 and March 31, 2021 :

in ₹ crore

Particulars	Financial Services [1]	Retail[2]	Communication [3]	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences[4]	Others [5]	Total
Revenues by geography*									
North America	24,410	11,989	8,474	7,430	6,303	9,342	6,173	937	75,058
	19,517	9,722	6,791	6,935	5,126	8,052	4,728	769	61,640
Europe	6,746	4,759	3,598	5,766	6,606	224	2,203	227	30,129
	6,415	4,165	2,893	4,481	3,962	164	2,013	210	24,303
India	1,933	90	315	153	69	412	27	586	3,585
	1,568	61	229	33	53	294	16	645	2,899
Rest of the world	5,813	896	2,795	1,135	358	58	114	1,700	12,869
	5,083	797	2,715	1,090	306	50	113	1,476	11,630
Total	**38,902**	**17,734**	**15,182**	**14,484**	**13,336**	**10,036**	**8,517**	**3,450**	**1,21,641**
	32,583	**14,745**	**12,628**	**12,539**	**9,447**	**8,560**	**6,870**	**3,100**	**1,00,472**

Particulars	Financial Services [1]	Retail[2]	Communication [3]	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences[4]	Others [5]	Total
Revenue by offerings									
Digital	20,391	10,857	9,310	8,412	8,240	5,817	4,925	1,452	69,404
	15,547	7,695	6,478	6,077	4,567	4,160	3,020	1,143	48,687
Core	18,511	6,877	5,872	6,072	5,096	4,219	3,592	1,998	52,237
	17,036	7,050	6,150	6,462	4,880	4,400	3,850	1,957	51,785
Total	**38,902**	**17,734**	**15,182**	**14,484**	**13,336**	**10,036**	**8,517**	**3,450**	**1,21,641**
	32,583	**14,745**	**12,628**	**12,539**	**9,447**	**8,560**	**6,870**	**3,100**	**1,00,472**

(1) Financial Services include enterprises in Financial Services and Insurance
(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3) Communication includes enterprises in Communication, Telecom OEM and Media
(4) Life Sciences includes enterprises in Life Sciences and Healthcare
(5) Others include operating segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in Public Services
* Geographical revenues is based on the domicile of customer.

Digital services

Digital services comprise service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cybersecurity systems.

Core services

Core services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, and support and integration services.

Products and platforms

The Group also derives revenues from the sale of products and platforms including Finacle® – core banking solution, Edge Suite of products, Infosys NIA® - Artificial Intelligence (AI) platform that applies next-generation AI and machine learning, Panaya® platform, Skava® platform, Stater digital platform, and Infosys McCamish – insurance platform.

The percentage of revenue from fixed-price contracts for each of the year ended March 31, 2022 and March 31, 2021 is approximately 53%.

Trade receivables and contract balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group's Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon the achievement of contractual milestones.

The Group's receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time-and-material contracts and fixed-price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed-price contracts is based on milestones as defined in the contract and therefore, the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore, unbilled revenues for other fixed-price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on the completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Consolidated Balance Sheet.

During the years ended March 31, 2022 and March 31, 2021, the Company recognized revenue of ₹ 3,551 crore and ₹ 2,489 crore arising from opening unearned revenue as of April 1, 2021 and April 1, 2020, respectively.

During the years ended March 31, 2022 and March 31, 2021, ₹ 4,047 crore and ₹ 3,822 crore of unbilled revenue pertaining to other fixed-price and fixed-time frame contracts as of April 1, 2021 and April 1, 2020, respectively, have been reclassified to trade receivables upon billing to customers on the completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Group has not disclosed the remaining performance obligation-related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time-and-material and unit of work-based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2022, other than those meeting the exclusion criteria mentioned above, is ₹74,254 crore. Out of this, the Group expects to recognize revenue of around 55% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2021 is ₹69,890 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.19 Other income, net

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investment and exchange gain / loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency – Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for other subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains / (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed of, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However, when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other comprehensive income, net of taxes, includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the years ended March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Interest income on financial assets carried at amortized cost		
Tax-free bonds and government bonds	152	143
Deposit with bank and others	851	1,052

Particulars	Year ended March 31, 2022	2021
Interest income on financial assets carried at fair value through other comprehensive income		
Non-convertible debentures and certificates of deposit and government securities	642	409
Income on investments carried at fair value through profit or loss		
Dividend income on liquid mutual funds	–	11
Gain / (loss) on liquid mutual funds and other investments	177	74
Income on investments carried at fair value through other comprehensive income	1	82
Interest income on income tax refund	–	4
Exchange gains / (losses) on foreign currency forward and options contracts	88	556
Exchange gains / (losses) on translation of assets and liabilities	186	(346)
Miscellaneous income, net	198	216
Total other income	**2,295**	**2,201**

2.20 Expenses

in ₹ crore

Particulars	Year ended March 31, 2022	2021
Employee benefit expenses		
Salaries including bonus	61,522	53,616
Contribution to provident and other funds	1,617	1,337
Share-based payments to employees *(Refer to Note 2.12)*	415	333
Staff welfare	432	255
	63,986	**55,541**
Cost of software packages and others		
For own use	1,417	1,221
Third-party items bought for service delivery to clients	5,394	3,002
	6,811	**4,223**
Other expenses		
Repairs and maintenance	1,066	1,300
Power and fuel	132	143
Brand and marketing	553	355
Short-term leases *(Refer to Note 2.21)*	61	82
Rates and taxes	265	256
Consumables	146	111

Particulars	Year ended March 31, 2022	2021
Insurance	164	134
Provision for post-sales client support and others	78	39
Commission to non-whole-time directors	11	6
Impairment loss recognized / (reversed) under expected credit loss model	170	190
Contributions towards Corporate Social Responsibility*	426	439
Others	352	231
	3,424	**3,286**

* Figures for the year ended March 31, 2021 include ₹37 crore which the Company intends to spend in the future relating to and in addition to the amounts spent in the prior years.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 ("the Rules"), the Company was required to transfer its CSR capital assets created prior to January 2021. Towards this, the Company had incorporated a controlled subsidiary 'Infosys Green Forum' under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022, the Company has completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable.

2.21 Leases

Accounting policy

The Group as a lessee

The Group's lease asset classes primarily consist of leases for land, buildings, vehicles and computers. The Group assesses whether a contract contains a lease at the inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether : (i) the contract involves the use of an identified asset; (ii) the Group has substantially all of the economic benefits from use of the asset through the period of the lease, and (iii) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use (ROU) asset and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. For these short-term and low-value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant

leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys's operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The ROU assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

ROU assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

ROU are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a corresponding adjustment to the related right-of-use asset if the Group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the ROU asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

The changes in the carrying value of ROU assets for the year ended March 31, 2022 are as follows :

in ₹ crore

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers	
Balance as of April 1, 2021	**630**	**3,984**	**19**	**161**	**4,794**
Additions[(1)]	–	449	6	459	914
Deletions	–	(85)	–	(47)	(132)
Depreciation	(6)	(657)	(10)	(108)	(781)
Translation difference	4	20	1	3	28
Balance as of March 31, 2022	**628**	**3,711**	**16**	**468**	**4,823**

[(1)] Net of adjustments on account of modifications and lease incentives

The changes in the carrying value of ROU assets for the year ended March 31, 2021 were as follows :

in ₹ crore

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers	
Balance as of April 1, 2020	**626**	**3,485**	**15**	**42**	**4,168**
Additions[(1)]	7	1,234	13	140	1,394
Deletions	–	(147)	–	–	(147)
Depreciation	(7)	(591)	(11)	(26)	(635)
Translation difference	4	3	2	5	14
Balance as of March 31, 2021	**630**	**3,984**	**19**	**161**	**4,794**

[(1)] Net of adjustments on account of modifications and lease incentives

The break-up of current and non-current lease liabilities as at March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Current lease liabilities	872	738
Non-current lease liabilities	4,602	4,587
Total	**5,474**	**5,325**

The movement in lease liabilities during the years ended March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Balance at the beginning	**5,325**	**4,633**
Additions	933	1,494
Deletions	(134)	(168)
Finance cost accrued during the period	175	176
Payment of lease liabilities	(956)	(821)
Translation difference	131	11
Balance at the end	**5,474**	**5,325**

The details regarding the contractual maturities of lease liabilities as at March 31, 2022 and March 31, 2021 on an undiscounted basis are as follows :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Less than one year	991	867
One to five years	3,244	3,011
More than five years	1,972	2,239
Total	**6,207**	**6,117**

The Group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was ₹ 61 crore and ₹ 82 crore for the years ended March 31, 2022 and March 31, 2021, respectively.

The aggregate depreciation on ROU assets has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

The movement in the net investment in sublease in ROU asset during the years ended March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Balance at the beginning	**388**	**433**
Additions	5	3
Interest income accrued during the period	13	14
Lease receipts	(48)	(49)
Translation difference	14	(13)
Balance at the end	**372**	**388**

The details regarding the contractual maturities of net investment in sublease of ROU asset as at March 31, 2022 and March 31, 2021 on an undiscounted basis are as follows :

in ₹ crore

Particulars	As At March 31,	
	2022	2021
Less than one year	55	51
One to five years	235	218
More than five years	126	179
Total	**416**	**448**

2.22 Employee benefits

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third-party fund managers. The plans provide for periodic payouts after retirement and / or for a lump-sum payment as set out in the rules of each fund and includes death and disability benefits.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date, using the projected unit credit method. These defined benefit plans expose the Group to

actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government-administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government-administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions, which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

The Code on Social Security, 2020 ("the Code") relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

2.22.1 Gratuity and Pension

The funded status majorly of the Indian gratuity plans and the amounts recognized in the Group's financial statements as at March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Change in benefit obligations		
Benefit obligations at the beginning	1,624	1,402
Service cost	219	207
Interest expense	89	84
Transfer of obligation	–	3
Remeasurements – Actuarial (gains) / losses	81	30
Benefits paid	(291)	(98)
Translation difference	–	(4)
Benefit obligations at the end	**1,722**	**1,624**
Change in plan assets		
Fair value of plan assets at the beginning	1,610	1,522
Interest income	96	92
Remeasurements – Return on plan assets excluding amounts included in interest income	24	11
Contributions	267	78
Benefits paid	(286)	(93)
Fair value of plan assets at the end	**1,711**	**1,610**
Funded status	(11)	(14)

The amounts for the years ended March 31, 2022 and March 31, 2021 recognized in the Consolidated Statement of Profit and Loss under employee benefit expense are as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Service cost	219	207
Net interest on the net defined benefit liability / (asset)	(7)	(8)
Net gratuity cost	**212**	**199**

The amounts for the years ended March 31, 2022 and March 31, 2021 recognized in the Consolidated Statement of Other Comprehensive Income are as follows :

in ₹ crore

Particulars	Year ended March 31, 2022	2021
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	81	30
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(24)	(11)
	57	19

in ₹ crore

Particulars	Year ended March 31, 2022	2021
(Gain) / loss from change in demographic assumptions	–	–
(Gain) / loss from change in financial assumptions	(46)	14
(Gain) / loss from experience adjustment	127	16
	81	30

The weighted-average assumptions used to determine benefit obligations as at March 31, 2022 and March 31, 2021 are as follows :

Particulars	As at March 31, 2022	2021
Discount rate [(1)]	6.5%	6.1%
Weighted average rate of increase in compensation levels [(2)]	6.0%	6.0%
Weighted average duration of defined benefit obligation [(3)]	5.9 years	5.9 years

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2022 and March 31, 2021 are as follows :

in %

Particulars	Year ended March 31, 2022	2021
Discount rate	6.1	6.2
Weighted average rate of increase in compensation levels	6.0	6.0

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

[(1)] In India, the market for high-quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

[(2)] The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company's past compensation revision trends and the Management's estimate of future salary increases.

[(3)] Attrition rate considered is the Management's estimate based on the past long-term trend of employee turnover in the Company.

The sensitivity of significant assumptions used for valuation of defined benefit obligation is as follows :

in ₹ crore

Impact from percentage point increase / decrease in	As at March 31, 2022
Discount rate	81
Weighted average rate of increase in compensation levels	73

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at March 31, 2022 and March 31, 2021, the plan assets have been primarily invested in insurer-managed funds.

Actual return on assets for the years ended March 31, 2022 and March 31, 2021 were ₹ 120 crore and ₹ 103 crore, respectively.

The Group expects to contribute ₹ 226 crore to the gratuity trusts during fiscal 2023.

The maturity profile of defined benefit obligation is as follows :

in ₹ crore

Within 1 year	264
1-2 year	268
2-3 year	280
3-4 year	285
4-5 year	324
5-10 years	1,697

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with local laws. As at March 31, 2022, and March 31, 2021, the defined benefit obligation (DBO) is ₹ 926 crore and ₹ 814 crore, fair value of plan assets is ₹ 846 crore and ₹ 690 crore resulting in recognition of a net DBO of ₹ 80 crore and ₹ 124 crore, respectively.

2.22.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust's investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by the Actuarial Society of India.

The funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Group's financial statements as at March 31, 2022 and March 31, 2021 is as follows :

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Change in benefit obligations		
Benefit obligations at the beginning	8,287	7,366
Service cost	656	423
Employee contribution	1,153	816
Interest expense	516	606
Actuarial (gains) / loss	118	(26)
Benefits paid	(1,426)	(898)
Benefit obligations at the end	**9,304**	**8,287**
Change in plan assets		
Fair value of plan assets at the beginning	8,140	7,117
Interest income	507	596
Remeasurements – Return on plan assets excluding amounts included in interest income	18	125
Contributions	1,819	1,200
Benefits paid	(1,426)	(898)
Fair value of plan assets at the end	**9,058**	**8,140**
Net liability	(246)	(147)

The amounts for the years ended March 31, 2022 and March 31, 2021 recognized in the Consolidated Statement of Other Comprehensive Income are as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Remeasurements of the net defined benefit liability / (asset)		
Actuarial (gains) / losses	118	(26)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(18)	(125)
	100	**(151)**

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows :

Particulars	As at March 31,	
	2022	2021
Government of India (GOI) bond yield [1]	6.50%	6.10%
Expected rate of return on plan assets	7.70%	8.00%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.10%	8.50%

[1] In India, the market for high-quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life, which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2022 and March 31, 2021 is as follows :

Particulars	As at March 31,	
	2022	2021
Central and State government bonds	57%	54%
Public sector undertakings and private sector bonds	37%	40%
Others	6%	6%

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

As at March 31, 2022 the defined benefit obligation would be affected by approximately ₹ 88 crore and ₹ 114 on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Group contributed ₹ 882 crore and ₹ 665 crore to the provident fund during the years ended March 31, 2022 and March 31, 2021, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

2.22.3 Superannuation

The Group contributed ₹ 364 crore and ₹ 260 crore during the years ended March 31, 2022 and March 31, 2021, respectively, and the same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

2.22.4 Employee benefit costs

in ₹ crore

Particulars	Year ended March 31,	
	2022	2021
Salaries and bonus[1]	62,483	54,274
Defined contribution plans	478	358
Defined benefit plans	1,025	909
	63,986	**55,541**

[1] Includes employee stock compensation expense of ₹ 415 crore and ₹ 333 crore for the years ended March 31, 2022 and March 31, 2021, respectively *Refer to Note 2.12.*

2.23 Reconciliation of basic and diluted shares used in computing earnings per share

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is as follows :

Particulars	Year ended March 31,	
	2022	2021
Basic earnings per equity share - weighted average number of equity shares outstanding [1]	4,20,95,46,724	4,24,24,16,665
Effect of dilutive common equivalent shares - share options outstanding	89,78,410	83,15,802
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	**4,21,85,25,134**	**4,25,07,32,467**

[1] Excludes treasury shares

For the years ended March 31, 2022 and March 31, 2021, there were no options to purchase equity shares which had an anti-dilutive effect.

2.24 Contingent liabilities and commitments

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

in ₹ crore

Particulars	As at March 31,	
	2022	2021
Contingent liabilities		
Claims against the Group, not acknowledged as debts[1]	4,641	4,061
[Amount paid to statutory authorities ₹6,006 crore (₹6,105 crore)]		
Commitments		
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)[2]	1,245	733
Other commitments*	28	42

* Uncalled capital pertaining to investments

[1] As at March 31, 2022, claims against the Group not acknowledged as debts in respect of income tax matters amounted to ₹4,001 crore. As at March 31, 2021, claims against the Group not acknowledged as debts in respect of income tax matters amounted to ₹3,462 crore.

The claims against the Group majorly represent demands arising on completion of assessment proceedings under the Income-tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP units and SEZ units, disallowance of deductions in respect of employment of new employees under Section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to associated enterprises held as liable for withholding of taxes. These matters are pending before various appellate authorities and the Management including its tax advisors, expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to ₹5,996 crore and ₹6,095 crore as at March 31, 2022 and March 31, 2021, respectively.

[2] Capital contracts primarily comprises commitments for infrastructure facilities and computer equipment.

Legal proceedings

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group's Management reasonably expects, based on currently available information, that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group's results of operations or financial condition.

2.25 Related party transactions

List of related parties :

in %

Name of subsidiaries	Country	Holdings as at March 31,	
		2022	2021
Infosys Technologies (China) Co. Limited (Infosys China)[1]	China	100	100
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)[1]	Mexico	100	100
Infosys Technologies (Sweden) AB (Infosys Sweden)[1]	Sweden	100	100
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)[1]	China	100	100
Infosys Nova Holdings LLC. (Infosys Nova)[1]	US	100	100
EdgeVerve Systems Limited (EdgeVerve)[1]	India	100	100
Infosys Austria GmbH[1]	Austria	100	100
Skava Systems Private Limited (Skava Systems)[1][41]	India	100	100
Kallidus Inc, (Kallidus)[42]	US	–	–
Infosys Chile SpA[1]	Chile	100	100
Infosys Arabia Limited[2]	Saudi Arabia	70	70
Infosys Consulting Ltda.[1]	Brazil	100	100
Infosys CIS LLC[15]	Russia	–	–
Infosys Luxembourg S.a.r.l[1]	Luxembourg	100	100
Infosys Americas Inc., (Infosys Americas)[1]	US	100	100
Infosys Public Services, Inc. USA (Infosys Public Services)[1]	US	100	100
Infosys Canada Public Services Inc[20][53]	Canada	–	–
Infosys BPM Limited[1][61]	India	100	99.99
Infosys (Czech Republic) Limited s.r.o.[3]	Czech Republic	100	99.99
Infosys Poland Sp z.o.o[3]	Poland	100	99.99
Infosys McCamish Systems LLC[3]	US	100	99.99
Portland Group Pty Ltd[3]	Australia	100	99.99
Infosys BPO Americas LLC.[3]	US	100	99.99
Infosys Consulting Holding AG (Infosys Lodestone)[1]	Switzerland	100	100
Infosys Management Consulting Pty Limited[4]	Australia	100	100
Infosys Consulting AG[4]	Switzerland	100	100
Infosys Consulting GmbH[4]	Germany	100	100
Infosys Consulting S.R.L.[1]	Romania	100	100
Infosys Consulting SAS[4]	France	100	100
Infosys Consulting s.r.o. v likvidaci (*formerly Infosys Consulting s.r.o.*)[4][52]	Czech Republic	–	100
Infosys Consulting (Shanghai) Co., Ltd.[4][48]	China	–	100
Infy Consulting Company Ltd[4]	UK	100	100
Infy Consulting B.V.[4]	The Netherlands	100	100
Infosys Consulting Sp. z.o.o[29]	Poland	–	–
Lodestone Management Consultants Portugal, Unipessoal, Lda.[4][34]	Portugal	–	–
Infosys Consulting S.R.L.[4]	Argentina	100	100
Infosys Consulting (Belgium) NV[5]	Belgium	99.90	99.90
Panaya Inc. (Panaya)[1]	US	100	100
Panaya Ltd.[6]	Israel	100	100
Panaya GmbH[6]	Germany	100	100

Name of subsidiaries	Country	Holdings as at March 31,	
		2022	2021
Brilliant Basics Holdings Limited (Brilliant Basics)[(1)(41)]	UK	100	100
Brilliant Basics Limited[(7)(41)]	UK	100	100
Brilliant Basics (MENA) DMCC[(7)(21)]	Dubai	–	–
Infosys Consulting Pte. Ltd. (Infosys Singapore)[(1)]	Singapore	100	100
Infosys Middle East FZ-LLC[(8)]	Dubai	100	100
Fluido Oy[(8)]	Finland	100	100
Fluido Sweden AB (Extero)[(11)]	Sweden	100	100
Fluido Norway A/S[(11)]	Norway	100	100
Fluido Denmark A/S[(11)]	Denmark	100	100
Fluido Slovakia s.r.o[(11)]	Slovakia	100	100
Fluido Newco AB[(11)(36)]	Sweden	–	–
Infosys Compaz Pte. Ltd[(9)]	Singapore	60	60
Infosys South Africa (Pty) Ltd[(8)]	South Africa	100	100
WongDoody Holding Company Inc. (WongDoody)[(1)(54)]	US	–	100
WDW Communications, Inc[(10)(55)]	US	–	100
WongDoody, Inc[(10)(56)]	US	100	100
HIPUS Co., Ltd[(9)]	Japan	81	81
Stater N.V.[(9)]	The Netherlands	75	75
Stater Nederland B.V.[(12)]	The Netherlands	75	75
Stater Duitsland B.V.[(12)(38)]	The Netherlands	–	–
Stater XXL B.V.[(12)]	The Netherlands	75	75
HypoCasso B.V.[(12)]	The Netherlands	75	75
Stater Participations B.V.[(12)]	The Netherlands	75	75
Stater Deutschland Verwaltungs-GmbH[(13)(37)]	Germany	–	–
Stater Deutschland GmbH & Co. KG[(13)(37)]	Germany	–	–
Stater Belgium N.V./S.A.[(14)(39)]	Belgium	75	75
Stater Gmbh[(12)(46)]	Germany	75	–
Outbox systems Inc. dba Simplus (US)[(16)]	US	100	100
Simplus North America Inc.[(17)(45)]	Canada	–	100
Simplus ANZ Pty Ltd.[(17)]	Australia	100	100
Simplus Australia Pty Ltd[(18)]	Australia	100	100
Sqware Peg Digital Pty Ltd[(19)(49)]	Australia	–	100
Simplus Philippines, Inc.[(17)]	Philippines	100	100
Simplus Europe, Ltd.[(17)(47)]	UK	–	100
Infosys Fluido UK, Ltd. (*formerly Simplus UK, Ltd*)[(22)]	UK	100	100
Infosys Fluido Ireland, Ltd.(*formerly Simplus Ireland, Ltd*)[(23)]	Ireland	100	100
Infosys Limited Bulgaria EOOD[(1)(24)]	Bulgaria	100	100
Kaleidoscope Animations, Inc.[(27)]	US	100	100
Kaleidoscope Prototyping LLC[(28)]	US	100	100
GuideVision s.r.o.[(25)]	Czech Republic	100	100
GuideVision Deutschland GmbH[(26)]	Germany	100	100
GuideVision Suomi Oy[(26)]	Finland	100	100
GuideVision Magyarország Kft[(26)]	Hungary	100	100

Name of subsidiaries	Country	Holdings as at March 31,	
		2022	2021
GuideVision Polska SP.Z.O.O[26]	Poland	100	100
GuideVision UK Ltd[26]	UK	100	100
Blue Acorn iCi Inc (*formerly Beringer Commerce Inc*)[30]	US	100	100
Beringer Capital Digital Group Inc[30][59]	US	–	100
Mediotype LLC[31][59]	US	–	100
Beringer Commerce Holdings LLC[31][59]	US	–	100
SureSource LLC[32][57]	US	–	100
Blue Acorn LLC[32][57]	US	–	100
Simply Commerce LLC[32][57]	US	–	100
iCiDIGITAL LLC[33][58]	US	–	100
Infosys BPM UK Limited[3][35]	UK	–	–
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi[1][40]	Turkey	100	–
Infosys Germany Holding Gmbh[1][43]	Germany	100	100
Infosys Automotive and Mobility GmbH & Co. KG[1][44]	Germany	100	–
Infosys Green Forum[1][50]	India	100	–
Infosys (Malaysia) SDN. BHD. (*formerly Global Enterprise International (Malaysia) Sdn. Bhd.*)[51]	Malaysia	100	–
Infosys Business Solutions LLC[1][60]	Qatar	–	–
Infosys Germany GmbH (*formerly Kristall 247. GmbH ("Kristall")*)[62]	Germany	100	–

(1) Wholly-owned subsidiary of Infosys Limited
(2) Majority-owned and controlled subsidiary of Infosys Limited
(3) Wholly-owned subsidiary of Infosys BPM Limited
(4) Wholly-owned subsidiary of Infosys Consulting Holding AG
(5) Majority-owned and controlled subsidiary of Infosys Consulting Holding AG
(6) Wholly-owned subsidiary of Panaya Inc.
(7) Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(8) Wholly-owned subsidiary of Infosys Consulting Pte. Ltd.
(9) Majority-owned and controlled subsidiary of Infosys Consulting Pte. Ltd.
(10) Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody)
(11) Wholly-owned subsidiary of Fluido Oy
(12) Wholly-owned subsidiary of Stater N.V
(13) Wholly-owned subsidiary of Stater Duitsland B.V.
(14) Majority-owned and controlled subsidiary of Stater Participations B.V.
(15) Liquidated effective January 28, 2021.
(16) Wholly-owned subsidiary of Infosys Nova Holdings LLC
(17) Wholly-owned subsidiary of Outbox Systems Inc.
(18) Wholly-owned subsidiary of Simplus ANZ Pty Ltd
(19) Wholly-owned subsidiary of Simplus Australia Pty Ltd
(20) Wholly-owned subsidiary of Infosys Public Services, Inc.
(21) Liquidated effective July 17, 2020
(22) On June 1, 2020, Fluido Oy, acquired 100% of the voting interests in Infosys Fluido UK, Ltd. (*formerly Simplus UK, Ltd*)
(23) Wholly-owned subsidiary of Infosys Fluido UK, Ltd. (*formerly Simplus UK, Ltd*)
(24) Incorporated effective September 11, 2020.
(25) On October 1, 2020, Infy Consulting Company Limited acquired 100% of voting interests in GuideVision s.r.o
(26) Wholly-owned subsidiary of GuideVision s.r.o.
(27) On October 9, 2020, Infosys Nova Holdings LLC, acquired 100% voting interest in Kaleidoscope Animations, Inc.
(28) Wholly-owned subsidiary of Kaleidoscope Animations, Inc.
(29) Merged with Infosys Poland Sp. z.o.o, effective October 21, 2020
(30) On October 27, 2020, Infosys Nova Holding LLC, a wholly-owned subsidiary of Infosys Limited, acquired 100% voting interest in Blue Acorn iCi Inc (*formerly Beringer Commerce Inc*) and Beringer Capital Digital Group Inc
(31) Wholly-owned subsidiary of Blue Acorn iCi Inc
(32) Wholly-owned subsidiary of Beringer Commerce Holdings LLC
(33) Wholly-owned subsidiary of Beringer Capital Digital Group Inc.
(34) Liquidated effective November 19,2020
(35) Incorporated, effective December 9, 2020
(36) Merged into Fluido Sweden AB (Extero), effective December 18, 2020
(37) Merged into Stater Duitsland B.V., effective December 18, 2020
(38) Merged with Stater N.V., effective December 23, 2020
(39) On December 29, 2020, Stater Participation B.V acquired non-controlling interest of 28.01% voting interests in Stater Belgium NV/SA
(40) Incorporated on December 30, 2020.
(41) Under liquidation
(42) Liquidated effective March 9,2021
(43) Incorporated on March 23, 2021
(44) On March 28, 2021 Infosys Limited and Infosys Germany Holding Gmbh registered Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm.
(45) Liquidated effective April 27,2021
(46) Incorporated on August 4, 2021
(47) Liquidated effective July 20, 2021
(48) Liquidated effective September 1, 2021
(49) Liquidated effective September 2, 2021
(50) Incorporated on August 31, 2021
(51) On December 14, 2021, Infosys Consulting Pte. Ltd., a wholly-owned

subsidiary of Infosys Limited acquired 100% of voting interests in Infosys (Malaysia) SDN. BHD. (*formerly Global Enterprise International (Malaysia) Sdn. Bhd.*)

(52) Liquidated effective December 16, 2021

(53) Liquidated effective November 23, 2021

(54) Wholly-owned subsidiary of Infosys Limited, merged with WongDoody Inc, effective December 31, 2021

(55) Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody), merged with WongDoody Inc, effective December 31, 2021

(56) Wholly-owned subsidiary of Infosys Limited, effective December 31, 2021

(57) Merged with Beringer Commerce Holdings LLC, effective January 1, 2022

(58) Merged with Beringer Capital Digital Group Inc, effective January 1, 2022

(59) Merged with Blue Acorn iCi Inc, effective January 1, 2022

(60) Incorporated on February 20, 2022

(61) On March 17, 2022, Infosys Limited acquired non-controlling interest of 0.01% voting interests in Infosys BPM Limited.

(62) On March 22, 2022, Infosys Consulting Pte. Ltd., a wholly-owned subsidiary of Infosys Limited acquired 100% voting interests in Infosys Germany GmbH (*formerly Kristall 247. GmbH ("Kristall")*)

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust	India	Controlled trust
Infosys Foundation[(1)(2)]	India	Trust jointly controlled by KMPs

Refer to Note 2.22 for information on transactions with post-employment benefit plans mentioned above.

(1) Effective January 1, 2022

(2) During the quarter ended March 31, 2022, the Group contributed ₹2 crore towards CSR.

List of key management personnel

Whole-time Directors

Salil Parekh, Chief Executive Officer and Managing Director

U.B. Pravin Rao, Chief Operating Officer (retired as a Chief Operating Officer and Whole-time director effective December 12, 2021)

Non-whole-time Directors

Nandan M. Nilekani

Michael Gibbs

Kiran Mazumdar-Shaw

D.N. Prahlad (resigned as a member of the Board effective April 20, 2020)

D. Sundaram

Uri Levine (appointed as an independent director effective April 20, 2020)

Bobby Parikh (appointed as an independent director effective July 15, 2020)

Dr. Punita Kumar-Sinha (retired as member of the Board effective January 13, 2021)

Chitra Nayak (appointed as an independent director effective March 25, 2021)

Executive Officers

Nilanjan Roy, Chief Financial Officer

Mohit Joshi, President

Ravi Kumar S., President

Krishnamurthy Shankar, Group Head - Human Resources

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Company Secretary

A.G.S. Manikantha

Transaction with key managerial personnel

The compensation to key managerial personnel which comprise directors and executive officers is as follows :

in ₹ crore

Particulars	Year ended March 31, 2022	Year ended March 31, 2021
Salaries and other employee benefits to whole-time directors and executive officers [(1)(2)]	134	144
Commission and other benefits to non-executive / independent directors	11	6
Total	**145**	**150**

[(1)] Total employee stock compensation expense for the years ended March 31, 2022 and March 31, 2021 includes a charge of ₹ 65 crore and ₹ 76 crore, respectively, towards key managerial personnel. (Refer to Note 2.12)

[(2)] Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

Additional information pursuant to para 2 of general instructions for the preparation of Consolidated Financial Statements

in ₹ crore

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as %age of consolidated net assets	Amount	as %age of consolidated profit or loss	Amount	as %age of consolidated other comprehensive income	Amount	as %age of consolidated total comprehensive income	Amount
Infosys Ltd.	83.20	69,306	87.55	21,235	104.35	(48)	87.51	21,187
Indian subsidiaries								
Infosys BPM Limited	5.78	4,818	3.96	960	47.83	(22)	3.87	938
EdgeVerve Systems Limited	0.97	806	3.09	750	(10.87)	5	3.12	755
Infosys Green Forum	0.35	288	0.02	5	–	–	0.02	5
Skava Systems Pvt. Ltd.	0.09	76	–	–	–	–	–	–
Foreign subsidiaries								
Brilliant Basics Holdings Limited	0.07	62	0.48	116	–	–	0.48	116
Brilliant Basics Limited	–	1	0.01	2	–	–	0.01	2
iCiDIGITAL LLC	–	–	0.01	3	–	–	0.01	3
Blue Acorn LLC	–	–	(0.04)	(9)	–	–	(0.04)	(9)
Beringer Commerce Inc	0.15	123	(0.02)	(5)	–	–	(0.02)	(5)
Simply Commerce LLC	–	–	–	–	–	–	–	–
Beringer Capital Digital Group Inc	–	–	0.01	2	–	–	0.01	2
Beringer Commerce Holdings LLC	–	–	–	–	–	–	–	–
Mediotype LLC	–	–	0.07	17	–	–	0.07	17
SureSource LLC	–	1	0.06	14	–	–	0.06	14
Infosys BPO Americas LLC	0.01	11	(0.28)	(69)	–	–	(0.28)	(69)
Portland Group Pty Ltd	0.08	65	0.06	15	–	–	0.06	15
Fluido Denmark A/S	0.01	5	–	1	–	–	–	1
Fluido Oy	0.14	115	0.03	8	–	–	0.03	8
Fluido Norway A/S	0.03	26	0.07	17	–	–	0.07	17

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as %age of consolidated net assets	Amount	as %age of consolidated profit or loss	Amount	as %age of consolidated other comprehensive income	Amount	as %age of consolidated total comprehensive income	Amount
Fluido Slovakia s.r.o.	0.01	5	–	1	–	–	–	1
Fluido Sweden AB	0.01	5	0.05	11	–	–	0.05	11
Infosys Fluido Ireland, Ltd.	–	(1)	0.01	3	–	–	0.01	3
Infosys Fluido UK, Ltd.	(0.02)	(12)	(0.04)	(10)	–	–	(0.04)	(10)
GuideVision s.r.o.	0.06	50	0.09	22	–	–	0.09	22
GuideVision Deutschland GmbH	–	4	–	(1)	–	–	–	(1)
GuideVision Suomi Oy	–	1	–	1	–	–	–	1
GuideVision Magyarország Kft	–	1	(0.02)	(4)	–	–	(0.02)	(4)
GuideVision Polska SP.Z.O.O	–	1	(0.01)	(3)	–	–	(0.01)	(3)
GuideVision UK Ltd	–	2	0.01	2	–	–	0.01	2
Infosys Germany Holding GmbH	–	2	–	–	–	–	–	–
Infosys Chile SpA	0.02	15	0.02	5	–	–	0.02	5
Infosys Americas Inc.,	–	1	–	–	–	–	–	–
Infosys Austria GmbH	–	4	0.01	2	–	–	0.01	2
Infosys (Czech Republic) Limited s.r.o.	0.13	106	0.08	19	–	–	0.08	19
Infosys Limited Bulgaria	–	1	–	–	–	–	–	–
Infosys Technologies (China) Co. Limited	0.40	334	0.26	64	–	–	0.26	64
Infosys Technologies (Shanghai) Company Limited	0.80	666	(0.28)	(68)	–	–	(0.28)	(68)
HIPUS Co., Ltd.	0.11	89	0.12	28	–	–	0.12	28
Infosys Public Services, Inc. USA	0.95	788	0.48	117	–	–	0.48	117
Infosys Consulting S.R.L. (Argentina)	(0.01)	(5)	(0.03)	(8)	–	–	(0.03)	(8)
Infosys Management Consulting Pty Limited	0.05	44	0.04	10	–	–	0.04	10
Infosys Consulting (Belgium) NV	–	(3)	0.04	9	–	–	0.04	9
Infosys Consulting Ltda.	0.12	104	0.10	25	–	–	0.10	25
Infosys Consulting AG	0.10	81	0.10	24	(17.39)	8	0.13	32
Infosys Consulting (Shanghai) Co., Ltd.	–	–	–	1	–	–	–	1
Infosys Consulting GmbH	0.08	68	0.12	29	–	–	0.12	29
Infosys Consulting SAS	0.03	22	0.04	10	–	–	0.04	10
Infy Consulting Company Ltd.	0.23	190	0.13	31	–	–	0.13	31
Infosys Consulting Holding AG	0.51	423	0.29	70	–	–	0.29	70
Infy Consulting B.V.	0.04	36	0.04	9	–	–	0.04	9
Infosys Consulting S.R.L. (Romania)	0.07	56	0.07	18	–	–	0.07	18

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as %age of consolidated net assets	Amount	as %age of consolidated profit or loss	Amount	as %age of consolidated other comprehensive income	Amount	as %age of consolidated total comprehensive income	Amount
Infosys Consulting Pte Limited	(0.71)	(590)	0.67	162	–	–	0.67	162
Infosys Luxembourg S.a.r.l.	0.01	7	0.01	2	–	–	0.01	2
Infosys Technologies S. de R. L. de C. V.	0.42	354	0.25	62	–	–	0.26	62
Infosys Nova Holdings LLC	3.30	2,745	(0.05)	(12)	–	–	(0.05)	(12)
Infosys Poland Sp Z.o.o.	0.81	676	0.45	108	–	–	0.45	108
Infosys South Africa (Pty) Ltd	–	–	–	–	–	–	–	–
Infosys Arabia Limited	–	3	–	–	–	–	–	–
Infosys Technologies (Sweden) AB.	0.11	94	0.16	39	–	–	0.16	39
Infosys Compaz Pte. Ltd	0.22	181	0.26	62	–	-	0.26	62
Infosys Middle East FZ-LLC	(0.02)	(18)	–	1	(4.35)	2	0.01	3
WDW Communications, Inc.	–	–	(0.16)	(38)	–	–	(0.16)	(38)
WongDoody Holding Company Inc.	–	–	(0.01)	(3)	–	–	(0.01)	(3)
WongDoody, Inc.	0.22	180	0.44	106	–	–	0.44	106
Kaleidoscope Animations	0.09	76	0.11	26	–	–	0.11	26
Kaleidoscope Prototyping	0.01	13	0.02	6	–	–	0.02	6
Panaya GmbH	–	(1)	–	–	–	–	–	–
Panaya Inc.	0.17	142	–	1	–	–	–	1
Panaya Ltd.	(0.76)	(629)	0.15	36	–	–	0.15	36
Infosys McCamish Systems LLC	1.01	843	1.02	248	–	–	1.02	248
Simplus Philippines, Inc.	0.01	9	0.02	4	–	–	0.02	4
Simplus Australia Pty Ltd	(0.04)	(30)	–	(1)	–	–	–	(1)
Outbox systems Inc. dba Simplus (US)	0.06	49	(0.13)	(31)	–	–	(0.13)	(31)
Stater Belgium N.V./S.A.	0.10	80	0.04	10	–	–	0.04	10
HypoCasso B.V.	0.03	24	0.03	8	–	–	0.03	8
Stater Nederland B.V.	0.23	190	0.37	89	–	–	0.37	89
Stater N.V.	0.73	606	0.81	197	–	–	0.81	197
Stater Participations B.V.	(0.29)	(244)	–	–	–	–	–	–
Stater XXL B.V.	–	–	–	–	–	–	–	–
Infosys Automotive and Mobility GmbH & Co. KG	(0.32)	(270)	(1.23)	(297)	(19.57)	9	(1.18)	(288)
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	–	(1)	–	(1)	–	–	–	(1)
Infosys (Malaysia) SDN. BHD.	0.04	33	(0.02)	(4)	–	–	(0.02)	(4)
Stater GMBH	–	(3)	(0.01)	(3)	–	–	(0.01)	(3)
Infosys Germany GmbH *(formerly Kristall 247. GmbH ("Kristall"))*	–	–	–	–	–		–	–
Subtotal	**100.00**	**83,300**	**100.00**	**24,256**	**100.00**	**(46)**	**100.00**	**24,210**

Name of entity	Net assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income	
	as %age of consolidated net assets	Amount	as %age of consolidated profit or loss	Amount	as %age of consolidated other comprehensive income	Amount	as %age of consolidated total comprehensive income	Amount
Adjustment arising out of consolidation		(8,182)		(2,158)		228		(1,930)
Controlled trusts		232		48		–		48
		75,350		**22,146**		**182**		**22,328**
Non-controlling interests		386		(36)		1		(35)
Total		**75,736**		**22,110**		**183**		**22,293**

2.26 Segment reporting

Ind AS 108, *Operating segments*, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and onsite expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in Note 2.18 Revenue from operations.

Business Segments

For the years ended March 31, 2022 and March 31, 2021 :

in ₹ crore

Particulars	Financial Services [1]	Retail [2]	Communication [3]	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences [4]	All other segments [5]	Total
Revenue from operations	38,902	17,734	15,182	14,484	13,336	10,036	8,517	3,450	1,21,641
	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	1,00,472
Identifiable operating expenses	22,119	8,632	9,179	7,673	8,457	5,952	4,840	2,357	69,209
	17,612	6,937	7,349	6,500	4,996	4,804	3,516	1,919	53,633
Allocated expenses	6,469	2,972	2,631	2,586	2,471	1,589	1,297	926	20,941
	6,025	2,691	2,484	2,487	1,888	1,302	1,198	875	18,950
Segmental operating income	10,314	6,130	3,372	4,225	2,408	2,495	2,380	167	31,491
	8,946	5,117	2,795	3,552	2,563	2,454	2,156	306	27,889
Unallocable expenses									3,476
									3,267
Other income, net *(Refer to Note 2.19)*									2,295
									2,201
Finance cost									200
									195
Profit before tax									30,110
									26,628
Income tax expense									7,964
									7,205
Net profit									22,146
									19,423
Depreciation and amortization expense									3,476
									3,267
Non-cash expenses other than depreciation and amortization									–
									–

[1] Financial Services include enterprises in Financial Services and Insurance

[2] Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

[3] Communication includes enterprises in Communication, Telecom OEM and Media

[4] Life Sciences includes enterprises in Life sciences and Health care

[5] Others include operating segments of businesses in India, Japan, China, Infosys Public Services and other enterprises in Public Services

Significant clients

No client individually accounted for more than 10% of the revenues in the years ended March 31, 2022 and March 31, 2021.

2.27 Function-wise classification of Consolidated Statement of Profit and Loss

in ₹ crore

Particulars	Note	Year ended March 31, 2022	Year ended March 31, 2021
Revenue from operations	2.18	1,21,641	1,00,472
Cost of sales		81,998	65,413
Gross profit		**39,643**	**35,059**
Operating expenses			
Selling and marketing expenses		5,156	4,627
General and administration expenses		6,472	5,810
Total operating expenses		**11,628**	**10,437**
Operating profit		**28,015**	**24,622**
Other income, net	2.19	2,295	2,201
Finance cost		200	195
Profit before tax		**30,110**	**26,628**
Tax expense			
Current tax	2.17	7,811	6,672
Deferred tax	2.17	153	533
Profit for the period		**22,146**	**19,423**
Other comprehensive income			
Items that will not be reclassified subsequently to profit or loss			
Remeasurement of the net defined benefit liability / asset	2.22	(85)	134
Equity instruments through other comprehensive income, net	2.5	96	119
		11	**253**
Items that will be reclassified subsequently to profit or loss			
Fair value changes on derivatives designated as cash flow hedge, net	2.11	(8)	25
Exchange differences on translation of foreign operations, net		228	130
Fair value changes on investments, net	2.5	(49)	(102)
		171	**53**
Total other comprehensive income / (loss), net of tax		**182**	**306**
Total comprehensive income for the period		**22,328**	**19,729**
Profit attributable to			
Owners of the Company		22,110	19,351
Non-controlling interests		36	72
		22,146	**19,423**
Total comprehensive income attributable to			
Owners of the Company		22,293	19,651
Non-controlling interests		35	78
		22,328	**19,729**

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani
Chairman

Salil Parekh
Chief Executive Officer and Managing Director

D. Sundaram
Director

Bengaluru
April 13, 2022

Nilanjan Roy
Chief Financial Officer

Jayesh Sanghrajka
Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha
Company Secretary

Business Responsibility and Sustainability Report 2021-22

Infosys has always put sustainability at the heart of its business approach. Our ability to fulfil and exceed our responsibilities to our stakeholders today and tomorrow is a testament to our commitment. We have balanced success as a business with unwavering focus on exemplary governance and responsiveness to the needs of the ecology and society. As an early proponent of responsible business, we have readily embraced our obligation to integrate environmental, social and governance (ESG) factors into what we do. In 2012-13, we were among the first companies to publish the Business Responsibility Report (BRR). We also became the first IT company globally, in 2014, to report our sustainability performance in conformance with the GRI G4 (comprehensive) criteria.

Infosys has adopted the Business Responsibility and Sustainability Report (BRSR) voluntarily for fiscal 2021-22 in order to provide enhanced disclosures on its ESG practices and priorities. The BRSR follows the NGRBC principles on the social, environmental and economic responsibilities of business. In addition to this, we also publish a comprehensive, independently assured ESG Report annually, based on the GRI Standard.

Our BRSR includes our responses to questions on our practices and performance on key principles defined by Regulation 34(2)(f) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015, covering topics across the ESG dimensions. In keeping with the guiding principles of integrated reporting, we have provided cross-references to the reported data within the main sections of this Integrated Annual Report and ESG Report for all topics that are material to us and to our stakeholders.

Our detailed, independently assured Infosys ESG Report 2021-22 is available at https://www.infosys.com/sustainability/documents/infosys-esg-report-2021-22.pdf.

Infosys ESG data book 2021-22 can be accessed at https://www.infosys.com/sustainability/documents/infosys-esg-databook-2021-22.pdf.



Section A: General Disclosure

I Company details

1. Corporate Identity Number (CIN) of the company	L85110KA1981PLC013115
2. Name of the company	**Infosys Limited**
3. Year of incorporation	July 02, 1981
4. Registered office address	Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India
5. Corporate address	Electronics City, Hosur Road, Bengaluru, Karnataka 560 100, India
6. E-mail id	sustainability@infosys.com / askus@infosys.com
7. Telephone	+91-80-2852 0261
8. Website	www.infosys.com
9. Financial year for which reporting is being done	April 2021-March 2022
10. Name of the Stock Exchange(s) where shares are listed	In India, we are listed on the * BSE Limited (BSE) * National Stock Exchange of India Limited (NSE) In the US, we are listed on the New York Stock Exchange (NYSE)
11. Paid-up Capital	₹ 2,098 crore
12. Name and contact details (telephone, email address) of the person who may be contacted in case of any queries on the BRSR report	**ARUNA C. NEWTON** Associate Vice President Tel: 91 80 2852 0261 Email: arunacnewton@infosys.com
13. Reporting boundary - Are the disclosures under this report made on a standalone basis (i.e. only for the entity) or on a consolidated basis (i.e. for the entity and all the entities which form a part of its consolidated financial statements, taken together).	The disclosures under this report are made on a consolidated basis, unless otherwise specified.

II Products / services

14. Details of business activities (accounting for 90% of the turnover)

S. No.	Description of main activity	Description of business activity	% of turnover of the entity
1	Software and IT consulting (GICS classification – Information Technology – Software and Services)	Software application development and maintenance, IT consulting	>90% of the turnover

15. Products / services sold by the entity (accounting for 90% of the entity's turnover)

S. No.	Product / service	NIC code	% of total turnover contributed
1	Software application development and maintenance, IT consulting	620	93.3%

III Operations

16. Number of locations where plants and / or operations / offices of the entity are situated

Location	Number of plants	Number of offices	Total
National	NA	51	247
International	NA	196	

17. Markets served by the Company

a.

Locations	Number
National (No. of states)	11
International (No. of countries)	80

b. What is the contribution of exports as a percentage of the total turnover of the entity?

97.1%

c. Types of customers and beneficiaries –

Business to business

IV Employees

18. Details as at the end of fiscal:

a. Employees

S. No.	Particulars	Total (A)	Male		Female	
	Employees		**No. (B)**	**% (B / A)**	**No. (C)**	**% (C / A)**
1	Permanent (D)	3,14,015	1,89,517	60.4	1,24,488	39.6
2	Other than permanent (contract employees) (E)	25,470	20,364	80	5,106	20
3	Total employees (D + E)	3,39,485	2,09,881	61.8	1,29,594	38.2
	Differently-abled employees					
			No. (B)	**% (B / A)**	**No. (C)**	**% (C / A)**
1	Permanent (D)	1,026	752	73	274	27
2	Other than permanent (E)	–	–	–	–	–
3	Total employees (D + E)	1,026	752	73	274	27

19. Participation / Inclusion / Representation of women (including differently-abled)

		No. and percentage of females	
	Total (A)	**No. (B)**	**% (B / A)**
Board of Directors	8	2	25
Key Management Personnel *	7	1	14

* As on March 31, 2022

20. Turnover rate for permanent employees and workers (Disclose trends for the past 3 years)

	Turnover rate in fiscal 2022			Turnover rate in fiscal 2021			Turnover rate in fiscal 2020		
	Male	Female	Total	Male	Female	Total	Male	Female	Total
Permanent employees	28.7%	26.1%	27.7%	11.3%	10.2%	10.9%	17.6%	17.0%	17.4%
Other than permanent employees	We do not calculate turnover of contract staff as they are hired for a fixed contract period, by design.								

This table represent Voluntary Attrition % (LTM – IT Services)

V. Holding, subsidiary and associate companies (including joint ventures)

21. (a) Names of holding / subsidiary / associate companies / joint ventures

Refer to *Annexure 1* to the Board's report for information on holding / subsidiary / associate companies / joint ventures.

VI. CSR Details

22 (i) Whether CSR is applicable as per Section 135 of Companies Act, 2013:	Yes, refer to *Annexure 6* to the Board's report
(ii) Turnover (in ₹)	₹ 1,21,641 crore
(iii) Net worth (in ₹)	₹ 75,350 crore[1]

[1] Total equity attributable to equity holders of the Company

VII. Transparency and disclosures compliances

23. Complaints / grievances on any of the principles under the National Guidelines on Responsible Business Conduct

Infosys' stakeholders include our investors, clients, employees, vendors / partners, government, and the community. A strong whistleblower policy and non-retaliation clause is available to all our stakeholders. Our whistleblower policy is available at https://www.infosys.com/investors/corporate-governance/Documents/whistleblower-policy.pdf. For details on investor complaints received and resolved, refer to the 'Investor complaints' available in the *Corporate governance report* of this Integrated Annual Report. For details on employee grievances and resolution, refer to question 6 of principle 5. More details are available on our ESG microsite at https://www.infosys.com/about/corporate-responsibility/social/employee-wellbeing/resolution-hubs.html.

26. Overview of the entity's material responsible business conduct issues. Please indicate material responsible business conduct and sustainability issues pertaining to environmental, social and governance matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk along with its financial implications, as per the following format

S. No.	Material issue identified	Indicate whether risk or opportunity (R / O)	Rationale for identifying the risk / opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk (Indicate positive or negative implications)
1.	Rising demand for global digital talent and inadequate supply	Opportunity, risk	Opportunity • Increased revenue from higher demand for digital services from customers • Access to a large pool of trained digital talent will help meet increasing business requirements and act as a differentiator. Risk • Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract, motivate, retain and train these personnel.	We are executing our four-pronged strategy to strengthen our relevance to clients and drive accelerated value creation. One of the pillars of our strategy is reskilling employees in emerging technologies. As technology shifts gain rapid acceleration, we will continue to drive talent reskilling at scale for our own employees and for our clients' organizations in new areas of digital services. Our investments in our Global Education Center and in creating various learning opportunities for our employees help them stay abreast of new developments in software technologies, spur innovation and build a lifelong career with the Company. We will continue to invest in advanced, anytime anywhere learning systems such as our Lex platform and in creating and harnessing up-to-date content from internal and external sources. Further, we are expanding our relationships with universities around the world to curate specific curricula for our employees in areas such as creative design skills, machine learning, autonomous technologies, blockchain etc. The talent management levers help us maintain the right digital talent mix, meet self-sufficiency in digital areas and better engage and retain our talent. Refer to *the Management's discussion and analysis* section in our Integrated Annual Report for more details.	Positive : Given the shortage of digital talent, there is immense scope to create a talent pool to accelerate the digital transformation journey of our customers.

2.	Increasing instances of cybersecurity incidents and data breaches	Opportunity, risk	Opportunity • Increasing revenue from cybersecurity service offerings and solutions such as Cyber Watch, Cyber Intel, Cyber Hunt, Cyber Scan, Cyber Gaze, Cyber Compass, Cyber Central and Managed Protection Detection and Response (MPDR) modules of Cyber Next. • Establish strong strategic partnerships with global cybersecurity solution companies to help enhance and strengthen our cybersecurity solutions. • Being recognized as industry leader in our information security practices and adoption of leading data privacy standards across all global operations will result in higher client confidence. Risk • Our reputation could be at risk and we may be liable to our clients for damages caused by cyber security incidents. • Our reputation may be impacted and we may incur financial liabilities if privacy breaches and incidents under General Data Protection Regulation ("GDPR") adopted by the European Union ("EU") or other data privacy regulations across the globe are attributed to us or if we are not able to take necessary steps to report such breaches and incidents to regulators and data subjects, wherever applicable, within the stipulated time.	At Infosys, in the past year, while our employees operated efficiently as a remote and hybrid workforce, we continued to remain vigilant about the evolving cybersecurity threat landscape. To continue to have robust cybersecurity processes, the team has remained abreast of emerging cybersecurity events globally so as to achieve higher compliance and its continued sustenance. We continue to be certified against the Information Security Management System (ISMS) Standard ISO 27001:2013. Additionally, we have also been attested on SSAE 18 SOC 1 and SOC 2 by an independent audit firm. Our periodic stakeholder interactions ensure that we have sponsorship from the senior management and all critical stakeholders in a timely manner. Driving a positive cybersecurity culture is a key constituent of our robust cybersecurity strategy. This is achieved through different information security awareness programs. The data privacy office was constituted at Infosys a decade ago and it functions as an independent business-enabling unit. The multi-layered unit works with a cross-section of stakeholders and reports to the senior management. We constantly assess our liabilities as processors and controllers and implement controls, where required, to mitigate the risks. We have formulated and implemented policies and procedures to identify and report privacy breaches to the affected data subjects and / or regulators (as required) within the stipulated time. We are also covered by insurance to some extent, in case of any eventuality. We run extensive awareness programs across the organization for all employees and sub-contractors about the importance of adhering to data privacy laws and information security requirements.	Positive : Minimize cybersecurity threats to Infosys and customers through advanced cybersecurity solutions.

3.	Changing expectations of the workforce and work environments	Opportunity, risk	Opportunity • Facilitating best-in-class employee experience and being recognized among the best employers in our key operating regions will help us attract, hire and retain the talent. • Creating a diverse workforce to attract best-in-class talent and improve productivity Risk • Continued employee preference to work out of remote locations on a long-term basis, together with expectations from clients to return to office, if not managed adequately, may impact attrition, client satisfaction, and our ability to grow profitably.	We have amplified the reach and effectiveness of our wellness initiatives, in response to the disruption caused by the pandemic, with digital experience touchpoints and a comprehensive 5C framework of Connect, Collaborate, Celebrate, Care and Culture. We supported our employees to navigate the pandemic seamlessly through measures such as vaccination centers, hospital support, COVID care centers, increased insurance coverage, and more.	Positive : Improved the Infosys employee experience and enhanced customer satisfaction.
4.	Increasing probability of disruptive climate change events	Opportunity, risk	Opportunity • Increased revenue from increased demand in climate-related technologies and services • Savings from use of lower-emission sources of energy (renewables) • Savings from moving to more efficient buildings (Energy Efficiency Program) Risk • Climate change risks are increasingly manifesting in our business as strategic risks, physical risks and transitional (market and compliance) risks, which if not managed adequately, can affect our operations and profitability.	Refer to the Infosys ESG data book 2021-22 for details on risk mitigations.	Positive : Scope to improve Infosys' competitiveness and capitalize on the shifting client preferences using its sustainability, low-carbon transition and digital / IT expertise to help its clients in their sustainability and low-carbon journey. Negative : Increased operating costs in meeting the environmental standards. Refer to the Infosys ESG data book 2021-22.

Section B: Management and process disclosures									
Disclosure question	P1	P2	P3	P4	P5	P6	P7	P8	P9
Policy and management processes									
1a. Whether your entity's policy / policies cover each principle and its core elements of the NGRBCs. (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
1b. Has the policy been approved by the Board? (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
1c. Web link of the policies, if available	Refer to the Whistleblower Policy, Code of Conduct and Ethics and Anti-Bribery and Anti-Corruption (ABAC) policy (available on our intranet)	Refer to the Supplier Code Conduct, Responsible Supply Chain Policy, and Information Security Policy (available on our intranet)	Refer to our Human rights policy statement	Refer to our CSR Policy and Sustainability Policy (available on our intranet)	Refer to our Human rights policy statement, Supplier Code of Conduct, Responsible Supply Chain Policy (available on our intranet)	Refer to our HSE Policy	Sustainability Policy (available on our intranet)	Refer to our CSR Policy and Sustainability Policy (available on our intranet)	Refer to our Privacy Statement
2. Whether the entity has translated the policy into procedures. (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
3. Do the enlisted policies extend to your value chain partners? (Yes / No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
4. Name of the national and international codes / certifications / labels / standards (e.g. Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustee) standards (e.g. SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.	GRI standard, UNGC, Corporate Governance Voluntary Guidelines, 2009, Organization for Economic Co-operation and Development (OECD) Principles of Corporate Governance	GRI standard, ISO 14001	GRI standard, ISO 45001, Universal Declaration of Human Rights, ILO Declaration on Fundamental Principles and Rights at Work, UN Guiding Principles on Business and Human Rights	GRI standard	GRI standard, Universal Declaration of Human Rights, ILO Declaration on Fundamental Principles and Rights at Work, UNGC	GRI standard, ISO 14001, PAS 2060:2014, ISO 45001, ISO22301, SASB, TCFD	GRI standard, UNGC, UN WEP principles	GRI standard, CSR disclosures pursuant to Section 135 of the Companies Act, 2013 read with Companies (Corporate Social Responsibility Policy) Rules, 2014, as amended	GRI standard, ISO 27001, ISO 27701, SASB

5. Specific commitments, goals and targets set by the entity with defined timelines, if any.	In 2020, we became carbon neutral, 30 years ahead of the timeline set by the Paris Agreement. In October 2020, we launched our ESG vision and ambitions for 2030. The Company's ESG Vision 2030 can be accessed at https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/vision-and-ambition-2030.html.
6. Performance of the entity against the specific commitments, goals and targets along with reasons in case the same are not met.	Yes. The details will be available in Infosys ESG Report 2021-22.

7. Statement by director responsible for the Business Responsibility Report, highlighting ESG related challenges, targets and achievements

"Infosys is committed to make the business truly sustainable and socially responsible. The Company's ESG roadmap is reflected in Infosys ESG Vision 2030 as an ongoing aspiration to be a well-governed model organization for diverse talent with an inclusive workplace and community strategies to leverage technology for good."

Salil Parekh
Chief Executive Officer and Managing Director

Read Infosys ESG Report 2021-22 for information highlighting ESG related challenges, targets and achievements.

8. Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy(ies)

The ESG committee of the Board oversees the Business Responsibility and progress on our ESG ambitions. Read more in the *ESG committee* section of the Corporate governance report in the Integrated Annual Report.

9. Does the entity have a specified Committee of the Board / Director responsible for decision making on sustainability related issues? (Yes / No). If yes, provide details

Yes, the ESG committee of the Board. Read more in the *ESG committee* section of the Corporate governance report in the Integrated Annual Report.

	Subject for review	Indicate whether review was undertaken by Director / Committee of the Board / Any other committee									Frequency (Annually / Half yearly / Quarterly / Any other – please specify)								
		P1	P2	P3	P4	P5	P6	P7	P8	P9	P1	P2	P3	P4	P5	P6	P7	P8	P9
10. Details of Review of NGRBCs by the Company	Performance against above policies and follow up action	Yes									Annually								
	Compliance with statutory requirements of relevance to the principles, and, rectification of any non-compliance	We comply with all applicable laws of the land we operate in.																	

11. Has the entity carried out independent assessment / evaluation of the working of its policies by an external agency? (Yes / No). If yes, provide name of the agency.	**Principles**	**P1**	**P2**	**P3**	**P4**	**P5**	**P6**	**P7**	**P8**	**P9**
	Answer	Yes. KPMG Assurance and Consulting Services LLP has provided a 'reasonable assurance' on GHG emissions and a 'limited assurance' on select non-financial sustainability disclosures based on GRI standards and SASB standards.								
12. If answer to question[1] above is no i.e. not all principles are covered by a policy, reasons to be stated	**Questions**	P1	P2	P3	P4	P5	P6	P7	P8	P9
	The entity does not consider the principles material to its business (Yes / No)	Not applicable								
	The entity is not at a stage where it is in a position to formulate and implement the policies on specified principles (Yes / No)									
	The entity does not have the financial or human and technical resources available for the task (Yes / No)									
	It is planned to be done in the next financial year (Yes / No)									
	Any other reason (please specify)									

P1 – Whistleblower Policy, Code of Conduct and Ethics, Anti-Bribery and Anti-Corruption (ABAC) policy
P2 – Responsible Supply Chain Policy, Supplier Code of Conduct, Information Security Policy
P3 – Human Rights Statement, HR Policies, Diversity Policy
P4 – CSR Policy, Sustainability Policy
P5 – Human Rights Statement, Supplier Code of Conduct, Responsible Supply Chain Policy
P6 – HSE Policy
P7 – Sustainability Policy
P8 – CSR Policy, Sustainability Policy
P9 – Information Security Policy, Brand Guidelines, Privacy Statement

Section C: Principle-wise performance disclosure

PRINCIPLE 1: Businesses should conduct and govern themselves with integrity, and in a manner that is ethical, transparent and accountable

Essential indicators

1. Percentage coverage by training and awareness programs on any or all the principles in the financial year

Segment	Total number of training and awareness programs held	Topics / principles covered under the training and its impact	% coverage by awareness programs
Board of Directors	We have a dedicated ESG learning channel on Lex, our immersive digital learning platform. The channel contains a variety of resources, including training programs, awareness campaigns, leader talks, contests and more. The learning content addresses the BRSR topics. We conduct campaigns through the year to encourage employees to leverage their learning. Engagement activities such as celebration of events related to environment, diversity, safety, health and wellness, also leverage the ESG learning channel resources. In addition, we have weekly engagement mailers on ESG topics, and we cover 100% of our employees. For Board of Directors training programs, refer to the *Corporate governance report* of the Integrated Annual Report.		
Key Managerial Personnel			
Employees other than BoD and KMPs			

2. Details of fines / penalties / punishment / award / compounding fees / settlement amount paid in proceedings with regulators / law enforcement agencies / judicial institutions, in the financial year

None

3. Of the instances given in table 3, details of the Appeal / Revision preferred in cases where monetary or non-monetary action has been impugned.

None

4. Does the entity have an anti-corruption or anti-bribery policy? If yes, provide details in brief and if available, provide a web-link to the policy.

Yes. Our Code of Conduct and Ethics complies with the legal requirements of applicable laws and regulations, including anti-bribery, anti-corruption and ethical handling of conflicts of interest. Additionally, we also have an ABAC policy, which provides the requirements around ABAC in detail.

5. Number of Directors / KMPs / employees / workers against whom disciplinary action was taken by any law enforcement agency for the charges of bribery / corruption:

There have been no cases involving disciplinary action taken by any law enforcement agency for the charges of bribery / corruption against directors / KMP / employees / workers that have been brought to our attention.

6. Details of complaints with regard to conflict of interest:

None

7. Provide details of any corrective action taken or underway on issues related to fines / penalties / action taken by regulators / law enforcement agencies / judicial institutions, on cases of corruption and conflicts of interest

None

Leadership indicators

1. Awareness programs conducted for value chain partners on any of the principles during the financial year:

Segment	Total number of awareness programs held	Topics / principles covered under the training	% of value chain partners covered under the awareness programs
Value chain partners	2 (6 hours)	Governance, ethics & compliance with law, fair business practices, labor practices and human rights, health and safety, and environment	25% of the top 100 suppliers

2. Does the entity have processes in place to avoid / manage conflicts of interest involving members of the Board? (Yes / No) If Yes, provide details of the same.

Yes. The Company receives an annual declaration (changes from time to time) from its Board members and KMP on the entities they are interested in and ensures requisite approvals as required under the statute as well as the Company's policies are in place before transacting with such entities / individuals.

PRINCIPLE 2:
Businesses should provide goods and services in a manner that is sustainable and safe

Essential indicators

1. Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the company, respectively.

Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments will be made available in our Business responsibility and sustainability report from fiscal 2023 onwards.

2a. Does the company have procedures in place for sustainable sourcing? (Yes / No)

Yes

2b. If yes, what percentage of inputs were sourced sustainably?

As part of the onboarding process for suppliers, we require their response to an ESG commitment question and their acceptance of the Supplier Code of Conduct, which is based on the UNGC principles.

3. Describe the processes in place to safely collect, reuse, recycle and dispose after sale and at the end of life of your products.

(a) Plastics (including packaging) **(b) E-waste** **(c) Hazardous waste** **(d) Other waste**	Not applicable. We don't manufacture any products. We are an IT services company.

4. Whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards? If not, provide steps taken to address the same .
Not applicable
Leadership indicators
1. Has the entity conducted Life Cycle Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)? If yes, provide details in the following format?
We conduct LCA on our operations and we are committed to minimize our environmental impact. Detailed disclosure in this regard is available in the Environment section of Infosys ESG Report 2021-22 and Infosys ESG data book 2021-22.
2. If there are any significant social or environmental concerns and / or risks arising from production or disposal of your products / services, as identified in the Life Cycle Perspective / Assessments (LCA) or through any other means, briefly describe the same along-with action taken to mitigate the same
Nil
3. Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry).
Refer to the Waste management section in Infosys ESG Report 2021-22 and *Principle 6* of the BRSR in the Integrated Annual Report.
4. Of the products and packaging collected at end of life of products, amount (in metric tonnes) reused, recycled, and safely disposed, as per the following format:
Not applicable. We are an IT services company, we don't manufacture any products.
5. Reclaimed products and their packaging materials (as percentage of products sold) for each product category.
Not applicable. We are an IT services company, we don't manufacture any products.

PRINCIPLE 3:
Businesses should respect and promote the wellbeing of all employees, including those in their value chains

Essential indicators

a. Details of measures for the well-being of employees

Category	Total (A)	% of employees covered									
		Health insurance		Accident insurance		Maternity benefits		Paternity benefits		Day care facilities	
		Number (B)	% (B / A)	Number (C)	% (C / A)	Number (D)	% (D / A)	Number (E)	% (E / A)	Number (F)	% (F / A)
Permanent employees [1]											
Male	1,57,132	1,57,132	100	1,57,132	100	–	–	1,57,132	100	1,57,132	100
Female	1,04,672	1,04,672	100	1,04,672	100	1,04,672	100	–	–	1,04,672	100
Total	2,61,804	2,61,804	100	2,61,804	100	1,04,672	100	1,57,132	100	2,61,804	100
Other than permanent employees [1][2]											
Male	20,364	8,845	43	8,845	43	–	–	20,364	100	20,364	100
Female	5,106	2,459	48	2,459	48	5,106	100	–	–	5,106	100
Total	25,470	11,304	44	11,304	44	5,106	100	20,364	100	25,470	100

[1] Includes only employees whose base location is India

[2] The health insurance and accident insurance is extended to the housekeeping and security staff working on our campuses in India. The health insurance and accident insurance of other contractors are covered by their respective employers.

2. Details of retirement benefits, for current and previous financial years

Benefits	Fiscal 2022			Fiscal 2021		
	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y / N / NA)	No. of employees covered as a % of total employees	No. of workers covered as a % of total workers	Deducted and deposited with the authority (Y / N / NA)
PF	100	100	Y	100	100	Y
Gratuity	100	100	Y	100	100	Y
ESI [1]	9	86	Y	8	94	Y
Others – please specify						

[1] Applicable to employees as per the threshold limit prescribed under the Employees State Insurance Act, 1948.

This table represents retirement benefits for employees working in India. All our employees working outside India are eligible for retirement benefits according to the applicable laws of the land.

3. Accessibility of workplaces

Are the premises / offices of the entity accessible to differently-abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016? If not, whether any steps are being taken by the entity in this regard

Yes. The premises / offices of the entity are accessible to differently-abled employees and workers.

Accessible infrastructure: Huge investments in physical infrastructure have led to enhancements, including accessible walkways and common areas, so that not just buildings, but our whole campuses have become accessible.

Local transport allowance: As part of our commitment to facilitating accessibility and acknowledging the fact that every differently-abled person will have a separate accessible commute requirement,we provide special transport allowance to employees in India.

We also provide loans for employees with disabilities to help them buy assistive devices.

The Practice Guidelines for the inclusion of persons with disabilities builds learning among various functionaries in the organization to enable them to craft inclusive practices in their functions to integrate people with disabilities.

Facilitating careers: Continuing our focus on addressing aspirations, we have also challenged many traditional biases and successfully placed employees with disabilities onsite at client locations and projects. We have employees working from the entry level to the senior manager level as well as in our Service Delivery, Quality, Solution Design and Centers of Excellence.

Accessibility Lab: The digital accessibility learning suite of programs and certifications enables engineers to gain a deeper understanding of digital accessibility requirements with a view to build accessible solutions. Infosys' Accessibility Testing Tool (iATT) was listed as one of the w3.org's recommended tools. iATT is an intelligent accessibility compliance analyzer with a robust rules engine and exhaustive features that enable intuitive data for accessibility analysis.

The Infyability ERG provides a great opportunity to strengthen communication and awareness, and importantly, workplace support and inclusion of employees with disabilities. Our employees with disabilities include locomotor, visual, hearing, speech, amputated limbs and autism spectrum disorders and work in mainstream business.

Read more at https://www.infosys.com/about/diversity-inclusion/people-disabilities.html.

4. Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web-link to the policy.

Yes. The entity has an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016. The policy is available on our website, at https://www.infosys.com/careers/discover/culture/documents/diversity-inclusion-policy.pdf.

5. Return to work and retention rates of employees that took parental leave.

	Permanent employees – fiscal 2022		Permanent workers – fiscal 2021	
Gender	Return to work rate	Retention rate*	Return to work rate	Retention rate*
Male	85%	71%	94%	90%
Female	87%	75%	92%	88%

* Total number of employees, by gender, who were still employed 12 months after they returned to work post parental leave. The return to work rates dropped in fiscal 2022 owing to attrition.

6. Is there a mechanism available to receive and redress grievances for the following categories of employees and worker? If yes, give details of the mechanism in brief.

Permanent employees and other than permanent employees	Infosys is committed to providing a safe and positive work environment. In keeping with this philosophy, the organization envisages an open-door policy. Employees also have access to several forums where they can highlight matters or concerns faced at the workplace. This is achieved through a well-established and robust grievance resolution mechanism comprising resolution hubs. Resolution hubs adhere to the principles of natural justice, confidentiality, sensitivity, non-retaliation and fairness while addressing concerns. The concerns are handled with a lot of sensitivity, while delivering timely action and closure. A detailed investigation process ensures fairness for all involved, with an opportunity to present facts and any material evidence. More details on "Resolution Hubs" are available our website at https://www.infosys.com/about/corporate-responsibility/social/employee-wellbeing/resolution-hubs.html.

7. Membership of employees and workers in association(s) or unions recognized by the listed entity:

We recognize our employees' right to assemble, communicate and join associations of their choice in matters related to their employment within the purview of our policies and procedures. We respect the rights of our employees to associate or not associate through internal employee resource groups and seek representation, to bargain or not bargain collectively in accordance with local laws.

	Fiscal 2022			Fiscal 2021		
Category	**Total employees / workers in respective category (A)**	**No. of employees / workers in respective category, who are part of association(s) or union (B)**	**% (B / A)**	**Total employees / workers in respective category (C)**	**No. of employees / workers in respective category, who are part of association(s) or union (D)**	**% (D / C)**
Total permanent employees	3,14,015	7,668	2.44	2,59,619	9,517	4
Male	1,89,517	4,695	2.48	1,59,298	3,331	4
Female	1,24,498	2,973	2.39	1,00,321	6,186	3

8. Details of training of employees and worker (% to total no. of employees / workers in the category):

Continuous learning and reskilling have always been central to our culture. Our training program can be broadly classified as the Foundation Training program, designed to enable fresh graduates to become corporate professionals, and the Continuous Education program, aimed at reskilling / upskilling our existing employees, designed to meet business needs of the organization and the career aspirations of employees.

Foundation Training programs are generally offered in classroom training mode. However, due to the COVID-19 pandemic, many employees could attend this training online, courtesy our digital learning platform, Lex. The curriculum of our Foundation Training program comprises over 46 technology streams and is designed to prepare our talent for dynamic business requirements.

Our Continuous Education program has the twin objectives of increasing fulfillment of skilled talent in client projects, and enriching the expertise of our global workforce in next-generation digital technologies and methodologies. Lex, our in-house mobile first online learning platform, offers over 13,700 curated courses, which includes over 10,000 courses procured from partners. Lex has many self-learning courses which can be used by employees anytime, anywhere. We also offer instructor-led training programs for our employees across the globe. For more information, refer to the Enabling digital talent at scale section in the ESG Report.

Embedding a Health, Safety and Environmental (HSE) culture in the organization necessitates competency development. Training needs are identified based on the nature of jobs, which may have a significant impact on the environment or may pose occupational health and safety risks. Training includes awareness-building, mock drills, classroom sessions and periodic demonstrations. HSE Management System (HSEMS) training is also a part of our employee induction programs. Job-specific and generic trainings are conducted for contractual staff during induction and later through refresher training.

	Fiscal 2022					Fiscal 2021				
		On health and safety measures		On skill upgradation			On health and safety measures		On skill upgradation	
	Total (A)	No. (B)	% (B / A)	No. (C)	% (C / A)	Total (D)	No. (E)	% (E / D)	No. (F)	% (F / D)
Male	1,89,517	1,89,517	100	1,54,824	81.6	1,59,298	1,59,298	100	1,39,351	87.4
Female	1,24,498	1,24,498	100	1,03,022	82.7	1,00,321	1,00,321	100	82,741	82.6
Total	3,14,015	3,14,015	100	2,57,846	82.1	2,59,619	2,59,619	100	2,22,092	85.5

9. Details of performance and career development reviews of employees and workers

100% of eligible employees have received performance and career development reviews.

10a. Whether an occupational health and safety management system has been implemented by the entity? (Yes / No). If yes, the coverage of such system?

Infosys recognizes and accords highest priority to safety and well-being of its employees and other relevant interested parties. Our HSE Policy enunciates our philosophy and commitment towards the management of key HSE aspects. Our HSEMS is certified to ISO 45001:2018 standard, and covers 80% of our India locations. At the remaining locations as well as our overseas locations, we have implemented processes based on legal requirements / internal benchmarks and have also included them in the internal audits cycle. We have established numerous interventions to address occupational health-related topics including emotional well-being, mental health, ergonomics, safety, lifestyle diseases and more. Well-equipped occupational health centers are available in all our campuses in India. During the year, doctors and physios have helped employees and their dependents through virtual consultations leveraging our telemedicine portal. More details on "Occupational Health and Safety" are available our website at https://www.infosys.com/about/corporate-responsibility/social/employee-wellbeing/occupational-health-safety.html.

10b. What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity?

We identify occupational health and safety risks proactively, for all existing / new / modified activities, processes, products or services, and regulatory changes including routine and non-routine activities. Risk assessment also includes quarterly evaluation of incidents that have occurred. Hazardous conditions present are identified and prioritized for elimination and control. Once the identified hierarchy of controls is implemented, the risk assessment is revisited to assess the residual risks. As Infosys is an IT / ITES company, there are no product risks but there are those related to the provision of services like ergonomics in work as well as those associated with the operation of utilities and employee commute. Participation and consultation with relevant personnel involved in the activities is ensured during the process of risk assessments.

Risks are also assessed prior to and post the development of new buildings. Experience from previous projects and current operations are also considered. We continually monitor our construction sites where infrastructure is being established.

More details on "Occupational Health and Safety" are available our website at https://www.infosys.com/about/corporate-responsibility/social/employee-wellbeing/occupational-health-safety.html.

10c. Whether you have processes for workers to report the work-related hazards and to remove themselves from such risks. (Y / N)

Yes. A process for incident management exists including incident reporting, investigation and implementation of appropriate corrective measures. Employees, contractual staff and visitors are all expected to report incidents including near-miss and potential hazards in addition to accidents. Mechanisms have been implemented to report incidents which includes an internal application (AHD), a global incident mail id and a location-specific mail id.

More details on "Occupational Health and Safety" are available our website at https://www.infosys.com/about/corporate-responsibility/social/employee-wellbeing/occupational-health-safety.html.

11. Details of safety-related incidents during the current fiscal

Safety incident / number	Category	Fiscal 2022*	Fiscal 2021*
Lost Time Injury Frequency Rate (LTIFR) (per one million-person hours worked)	Employees	0.143	0
	Workers	0.780	0.932
Total recordable work-related injuries	Employees	1	0
	Workers	19	21
No. of fatalities	Employees	0	0
	Workers	1	0
High consequence work-related injury or ill-health (excluding fatalities)	Employees	0	0
	Workers	0	0

* India operations

12. Describe the measures taken by the Company to ensure a safe and healthy work place.

More details on "Occupational Health and Safety" are available our website at https://www.infosys.com/about/corporate-responsibility/social/employee-wellbeing/occupational-health-safety.html.

13. Number of complaints on working conditions and health and safety made by employees and workers:

	Fiscal 2022		Fiscal 2021	
	Filed during the year	Pending resolution at the end of year	Filed during the year	Pending resolution at the end of year
Working conditions	6	0	13	0
Health and safety	0	0	13	0

Infosys offers world-class workplaces for its employess globally. These workplaces have well-appointed, safe and hygienic work spaces and ambient conditions. There were queries on COVID-related medical support which were handled and resolved by the COVID helpdesk.
A compilation of our world-class building standards is available at https://www.infosys.com/sustainability/documents/infosys-esg-databook-2020-21.pdf#page=24.

14. Assessments for the year for health and safety:

Our HSEMS is certified to ISO 45001:2018 standard. The scope of HSEMS is all activities, which are a part of our operations and employees working for and on behalf of the Company, including deputees at client sites. Safety and well-being of our employees is accorded the highest priority. Our internal corporate certification audits and assessments team (CCAT) conducts periodic assessments across Infosys locations annually.

Assessments for the year	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)
Health and safety practices	100
Working conditions	100

15. Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks / concerns arising from assessments of health and safety practices and working conditions.

Safety at the workplace is one of the highest priorities at Infosys. We have always focused on building a culture of safety, emphasizing individual responsibility. Systems have been established, including work permits, training, LOTO (lockout / tagout), safety inspections, operational controls, monitoring, audits and assessments, and others. Gaps, learnings, deviations and findings, if any, are identified, controls implemented and tracked for effective closure.

A process for incident management exists including incident reporting, investigation and implementation of appropriate corrective measures. Employees, contractual staff and visitors are all expected to report incidents including near-miss and potential hazards in addition to accidents. Mechanisms have been implemented to report incidents.

Occupational health and safety committees are established at each campus / office. The committees are chaired by the respective center heads with representation from employees, senior management and cross-functional teams. The committee functions in line with local legislations, globally. The representation of employees in the committees is 100%.

The OH&S committees are responsible for conducting investigation of reported incidents, assisting in the development and implementation of the OH&S best practices to minimize risks, and providing an opportunity to raise concerns and recommend solutions for various OH&S-related issues.

Leadership indicators

1. Does the entity extend any life insurance or any compensatory package in the event of death of (A) employee (Y / N) (B) worker (Y / N)

Yes

2. Provide the measures undertaken by the Company to ensure that statutory dues have been deducted and deposited by the value chain partners.

The Company conducts an audit of value chain partners to ensure timely deduction and deposit of statutory dues.

3. Provide the number of employees / workers having suffered high consequence work-related injury / ill-health / fatalities (as reported in Q11 of Essential indicators above), who have been are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment

	Total no. of affected employees / workers		No. of employees / workers that are rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment	
	Fiscal 2022	Fiscal 2021	Fiscal 2022	Fiscal 2021
Employees	0	0	0	0
Workers	1	0	0	0

4. Does the entity provide transition assistance programs to facilitate continued employability and the management of career endings resulting from retirement or termination of employment? (Yes / No)

Yes. Infosys emphasizes life-long learning and for this, we have introduced immersive learning platforms that allow employees to continuously upgrade their skills in their areas of interest and continue to be available to employees, even after their retirement from Infosys, through Infosys Springboard. As a part of Infosys' ESG Vision 2030, we have an ambition to promote digital learning at scale. We have extended Infosys Springboard to enable continuous learning free of cost. This learning platform also addresses the learning needs of the students, teachers, adults and professionals in a variety of domains including technical, behavioral, leadership and more. More details will be available in Infosys ESG Report 2021-22.

5. Details on assessment of value chain partners

	% of value chain partners (by value of business done with such partners) that were assessed
Working conditions	We have assessed 40% of our top 25 suppliers through an independent, external ESG assessment.
Health and safety	

6. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from assessments of health and safety practices and working conditions of value chain partners

There were no significant risks / concerns arising from assessments of health and safety practices and working conditions of value chain partners.

PRINCIPLE 4: Businesses should respect the interests of and be responsive to all its stakeholders

Essential indicators

1. Describe the processes for identifying key stakeholder groups of the entity

Investors contributing capital are important stakeholders. We are privileged to share a strong relationship with investors based on a deep understanding of their expectations and our commitment to consistently fulfil them. Client value is a part of C-LIFE, a reflection of our commitment to our clients. Employees enable us to create value for our clients and for the organization and in turn, they enjoy fulfilling careers. Suppliers are our key stakeholders who enable us to deliver business value. Respecting the law of the land is an integral part of the Infosys Code of Conduct, making governments and regulators important stakeholders. Our commitment to inclusive growth ensures the community is at the center of our sustainable business practices and this is why the Infosys Foundation was established in 1996 to work in the areas of education, healthcare, rural development, destitute care, disaster relief and the promotion of art and culture.

Our stakeholders are our investors, clients, employees, suppliers, government / regulators and the community.

2. List stakeholder groups identified as key for your company as described in Section B, Q. 9, and the frequency of engagement with each stakeholder group.

The details are provided on our website, at https://www.infosys.com/about/corporate-responsibility/our-stakeholders.html.

Leadership indicators

1. Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how is feedback from such consultations provided to the Board.

Consultation with stakeholders on E,S and G topics are delegated to the departments within the organization who are also responsible for engaging with stakeholders continually. Infosys has a presence across multiple geographies, industries, services and products. The universe of our material concerns is complex and multi-layered, one that is deeply intertwined with the decisions we implement and the value we seek to create through our business. Within the domains of E, S and G, we are constantly thinking about the most important issues and preparing for them through these consultations.

We determined our most material issues through a data-driven and consultative exercise. Material topics were shortlisted and prioritized based on their impact on our stakeholders and our business.

The quarterly ESG committee meeting provides us an opportunity to share feedback with the Board on these consultations.

2. Whether stakeholder consultation is used to support the identification and management of environmental, and social topics (Yes / No). If so, provide details of instances as to how the inputs received from stakeholders on these topics were incorporated into policies and activities of the entity.

Yes. We framed our ESG Vision 2030 on material topics from our stakeholder consultations. Material topics were shortlisted and prioritized based on their impact on our stakeholders and our business. Our ESG priorities, as part of the Company's ESG Vision 2030 can be accessed at https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/esg-priorities.html.

3. Provide details of instances of engagement with, and actions taken to, address the concerns of vulnerable / marginalized stakeholder groups.

The Infosys Foundation was set up to support underprivileged sections of society, create opportunities and strive towards a more equitable society. The Foundation engages with the community in a variety of areas that serve the vulnerable / marginalized stakeholder groups. For more information, visit https://www.infosys.com/infosys-foundation/ and read our annual Foundation reports at https://www.infosys.com/infosys-foundation/about/reports.html.

PRINCIPLE 5: Businesses should respect and promote human rights

Essential indicators

1. Employees and workers who have been provided training on human rights issues and policy(ies) of the entity, in the following format:

	Fiscal 2022			Fiscal 2021		
	Total (A)	No. of employees / workers covered (B)	% (B / A)	Total (C)	No. of employees / workers covered (D)	% (D / C)
Employees						
Permanent	3,14,015	3,14,015	100	2,59,619	2,59,619	100
Other than permanent	25,470	25,470	100	21,668	21,668	100
Total employees	3,39,485	3,39,485	100	2,81,288	2,81,288	100

2. Details of employees and workers in terms of minimum wages paid:

All employees and contractors have been paid more than /= minimum wage in accordance with the laws of the land in the countries we operate.

3. Details of remuneration / salary / wages, in the following format:

	Male		Female	
	Number	Median remuneration / salary / wages of respective category in ₹	Number	Median remuneration / salary / wages of respective category in ₹
Board of Directors (BoD)	Refer to *Annexure 3* of Board's report. [1][2]			
Key Managerial Personnel				
Employees other than BoD and KMP				

Annexure 3 of Board's report include

[1] Ratio of remuneration to MRE of individual member of Board

[2] Overall MRE details including KMP and employees at Infosys Limited

4. Do you have a focal point (Individual / Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business? (Yes / No)

Yes

5. Describe the internal mechanisms in place to redress grievances related to human rights issues.

Infosys is committed to providing a safe and positive work environment. In keeping with this philosophy, the organization envisages an open-door policy. Employees also have access to several forums where they can highlight matters or concerns faced at the workplace. This is achieved through a well-established and robust grievance resolution mechanism comprising resolution hubs.

Resolution hubs adhere to the principles of natural justice, confidentiality, sensitivity, non-retaliation and fairness while addressing concerns. The concerns are handled with sensitivity, while delivering timely action and closure. A detailed investigation process ensures fairness for all involved, with an opportunity to present facts and any material evidence.

More details are available on our website, at https://www.infosys.com/about/corporate-responsibility/social/employee-wellbeing/resolution-hubs.html.

6. Number of complaints on the following made by employees and workers:

	Fiscal 2022			Fiscal 2021		
	Filed during the year	Pending resolution at the end of year	Remarks	Filed during the year	Pending resolution at the end of year	Remarks
Sexual harassment	25	0	All cases were reviewed and closed	25	0	All cases were reviewed and closed
Discrimination at workplace	0	NA	Among the workplace grievances reported by employees in fiscal 2022, there are no substantiated issues with respect to discrimination under the purview of protected categories as outlined in the Human Rights indicators.	NA	NA	Among the workplace grievances reported by employees in fiscal 2021, there are no substanciated issues with respect to discrimination under the purview of protected categories as outlined in the Human Rights indicators.
Child labor	Nil	Nil	Nil	Nil	Nil	Nil
Forced labor / Involuntary labor	Nil	Nil	Nil	Nil	Nil	Nil
Wages	Nil	Nil	Nil	Nil	Nil	Nil
Other human rights-related issues *	742	18 (1)	Nil	906	0	Nil

* Employees have the opportunity to report workplace grievances such as concerns on performance management (rating, role change, compensation and benefits), issues concerning manager or unit, interpersonal conflicts, policy eligibility etc. to the Company's grievance redressal committee (HEAR). A total of 742 concerns falling under these broad categories were reported in fiscal 2022 and reviewed independently by the committee.

(1) As on May 17, 2022

The details of workplace sexual harassment complaints in India, reported as per the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, are as follows :

Particulars	In fiscal 2022
Number of complaints received(1)	11
Disposal by conciliation	2
Disposed of due to other reasons (false / mala fide complaints, lack of evidence, anonymous and lack of sufficient material / document / evidence)	0
Disciplinary issues – major	1
Disposal by disciplinary action(s)	8
Number of cases pending for more than 90 days	0

Employee coverage through workshops or awareness programs conducted on sexual harassment	• Mandatory onboarding sessions for new hires 40,750+ laterals and 60,405 freshers covered through the year • Awareness and communication extended to all employees – 12+ mailers • Segmented sessions for leaders, managers, employees 1,110+ employees covered
Nature of action taken by the employer or District Officer	Warning / sensitization, suspension, transfer of work location, monetary impact, withholding of promotions / onsite opportunities, termination of employment, etc.

(1) These cases pertain to inquiries done by the internal committees of the Company. During fiscal 2022, two complaints were received, involving respondents from third parties. These complaints were addressed by the internal committees of the third parties.

7. Measures taken to prevent adverse consequences to the complainant in discrimination and harassment cases

Retaliation is against our values. All complaints can be made without fear of reprisal and with the assurance that the Company stands with you. Threats, retribution, or retaliation against any person who has in good faith reported a violation or a suspected violation of law, this Code or other Company policies, or against any person who is assisting in any investigation or process with respect to such a violation is prohibited by the Company.

Resolution hubs adhere to the principles of natural justice, confidentiality, sensitivity, non-retaliation and fairness while addressing concerns. The concerns are handled with sensitivity, while delivering timely action and closure. A detailed investigation process ensures fairness for all involved, with an opportunity to present facts and any material evidence.

8. Do human rights requirements form part of your business agreements and contracts? (Yes / No)

Yes

9. Assessments for the year:

	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)
Child labor	We have commissioned a human rights assessment by an independent external agency covering our India operations, which represents more than 83% of our employee strength globally. The topics covered include child labor, forced labor, harassment, discrimination, work-life balance, training and education, occupational health and safety, environment and more.
Forced / involuntary labor	
Sexual harassment	
Discrimination at workplace	
Wages	
Others – please specify	

10. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 9 above

There were no significant risks / concerns arising from the human rights assessments.

Leadership indicators

1. Details of a business process being modified / introduced as a result of addressing human rights grievances / complaints

Infosys is committed to providing a safe and positive work environment. In keeping with this philosophy, the organization envisages an open-door policy. Employees also have access to several forums where they can highlight matters or concerns faced at the workplace. This is achieved through a well-established and robust grievance resolution mechanism comprising resolution hubs.
More details are available on our website at https://www.infosys.com/about/corporate-responsibility/social/employee-wellbeing/resolution-hubs.html. and Infosys ESG report 2021-22

2. Details of the scope and coverage of any human rights due diligence conducted, including in the value chain.

We have commissioned a human rights assessment by an independent external agency covering our India operations, which represents more than 83% of our employee strength globally. The areas covered include child labor, forced labor, harassment, discrimination, work-life balance, training and education, occupational health and safety, environment and more. For more information, read Infosys ESG Report 2021-22.
In the supply chain, we undertook an ESG assessment of our top 25 suppliers. As a part of this exercise, we developed an assessment protocol based on the Infosys Supplier Code of Conduct covering governance, ethics and compliance with the law, fair business practices, labor practices and human rights, health and safety and environment. More details will be available in Infosys ESG Report 2021-22.

3. Is the premise / office of the entity accessible to differently-abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016?

Yes. All our campuses have accessible workplaces and we build necessary accommodations for all our employees and visitors. Refer to response to question 3 of principle 3 in this report.

4. Details on assessment of value chain partners:

	% of value chain partners (by value of business done with such partners) that were assessed
Sexual harassment	40% of the top 25 suppliers were assessed during the year.
Discrimination at workplace	
Child labor	
Forced labor / involuntary labor	
Wages	
Others – please specify	

5. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from the assessments at Question 4 above.

There were no significant risks / concerns arising from the assessments.

PRINCIPLE 6: Businesses should respect and make efforts to protect and restore the environment

Essential indicators

1. Details of total energy consumption (in Joules or multiples) and energy intensity, in the following format

Parameter	Fiscal 2022	Fiscal 2021
Total electricity consumption (A)	6,15,063 GJ	6,26,311 GJ
Total fuel consumption (B)	35,413 GJ	45,349 GJ
Energy consumption through other sources (C)	Nil	Nil
Total energy consumption (A+B+C)	6,50,476 GJ	6,71,660 GJ
Energy intensity per rupee of turnover (Total energy consumption / turnover in Rupees)	5.35 GJ / ₹ cr	6.69 GJ / ₹ cr
Energy intensity (optional) – the relevant metric may be selected by the entity	NA	NA
Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency	Yes. Independent assurance has been carried out by KPMG Assurance and Consulting Services LLP	

2. Does the entity have any sites / facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India? (Y / N) If yes, disclose whether targets set under the PAT scheme have been achieved. In case targets have not been achieved, provide the remedial action taken, if any.

Not applicable

3. Provide details of the following disclosures related to water:

Parameter	Fiscal 2022 (in kl)	Fiscal 2021 (in kl)
(i) Surface water	NA	NA
(ii) Groundwater	1,12,910	1,42,081
(iii) Third-party water	11,29,818	10,72,258
(iv) Seawater / desalinated water	NA	NA
(v) Others (rainwater)	69,656	79,293
Total volume of water withdrawal (i + ii + iii + iv + v)	13,12,384	12,93,632
Total volume of water consumption	13,12,384	12,93,632
Water intensity per rupee of turnover (Water consumed / turnover)	10.79 kl / ₹ cr	12.88kl / ₹ cr
Water intensity (optional) – the relevant metric may be selected by the entity	NA	NA
Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency	Yes. Independent assurance has been carried out by KPMG Assurance and Consulting Services LLP	

4. Has the entity implemented Zero Liquid Discharge policy? If yes, provide details of its coverage and implementation.

Yes. All sewage generated on Infosys campuses is treated in the in-house sewage treatment plants and the recycled water is used for irrigation, HVAC and flushing purposes. In some of our smaller leased offices, with limited space or lesser operational control, the wastewater is discharged into municipal sewers, which undergo further treatment.

5. Please provide details of air emissions (other than GHG emissions) by the entity, in the following format

Parameter	Please specify unit	Fiscal 2022	Fiscal 2021
NOx	Kg / month	22,907.32	14,234.66
SOx	Kg / month	2,566.01	4,912.99
Particulate matter (PM)	Kg / month	3,899.34	4,696.56
Persistent organic pollutants (POP)	NA	NA	NA
Volatile organic compounds (VOC)	NA	NA	NA
Hazardous air pollutants (HAP)	NA	NA	NA
Others – please specify	NA	NA	NA
Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.	Yes. Independent assurance has been carried out by KPMG Assurance and Consulting Services LLP		

6. Provide details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) and its intensity, in the following format :

Parameter	Please specify unit	Fiscal 2022	Fiscal 2021
Total Scope 1 emissions (Break-up of the GHG into CO_2, CH4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	tCO_2e	1) CO_2 – 2641.43 2) PFC/HFC – 6291.83 3) SF_6 – 31.92 **Total Scope 1 emission – 8,965**	1) CO_2 – 3386.38 2) PFC/HFC – 5276.47 3) SF_6 – 14.82 **Total Scope 1 emission – 8,678**
Total Scope 2 emissions (Break-up of the GHG into CO_2, CH4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	tCO_2e	51,717	68,673
Total Scope 1 and Scope 2 emissions per rupee of turnover	tCO_2e / ₹ cr	0.50	0.77
Total Scope 1 and Scope 2 emission intensity (optional) – the relevant metric may be selected by the entity	NA	NA	NA
Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.	Yes. Independent assurance has been carried out by KPMG Assurance and Consulting Services LLP		

7. Does the entity have any project related to reducing greenhouse gas emission? If yes, provide details.

Taking advantage of unoccupied offices due to employees working from home, retrofit projects on lighting, air conditioning and UPS have been implemented in several critical areas, which, in a normal scenario, would need a shutdown of buildings, inconveniencing employees as well as disrupting operations. Accelerated phase-out of R-22 refrigerant-based air-conditioning units has been initiated for improving energy efficiency and simultaneously, use of units with refrigerants which have zero ODP and low GWP, thus enabling reduction of GHG emissions.

Energy-efficiency retrofits have helped us reduce connected load by 34.81 MW across Infosys since 2008. Retrofit projects were taken up for the following reasons: resource conservation, end-of-life equipment, indoor environment quality improvement, and technology upgrade.

In fiscal 2022, our new buildings in Bengaluru, Mysuru, Thiruvananthapuram and Indianapolis were awarded the LEED Platinum certification from the US Green Building Council. We also received IGBC (Indian Green Building Council) Platinum certification for our buildings in Chennai and Bhubaneswar. With this, we now have 45 projects at Infosys with the highest level of green building certification, spanning a total area of 28.61 million sq.ft. An additional 2.1 million sq.ft. of our projects is currently undergoing green building certification.

8. Provide details related to waste management by the entity, in the following format:

Parameter	Fiscal 2022	Fiscal 2021
	Total waste generated (in metric tonnes)	
Plastic waste (A)	114.62	55.99
E-waste (B)	863.67	361.94
Biomedical waste (C)	43.58	31.92
Construction and demolition waste (D)	3,087.65	2,597.5
Battery waste (E)	132.02	97.42
Radioactive waste (F)	0.008	0
Other hazardous waste (Oil-soaked cotton waste, DG filters, paint cans, chemical cans, paint residue, oil sludge, DG chimney soot, coolant oil and used oil) (G)	55.11	57.38
Other non-hazardous waste generated (Metal, wood, paper / cardboard, textile waste, kitchen oil, mixed waste, garden waste, glass waste, thermocol, rubber, STP sludge) (H)	6,882.24	6,097.60
Total (A + B + C + D + E + F + G + H)	8,091.25	6,702.25

For each category of waste generated, total waste recovered through recycling, reusing or other recovery operations (in metric tonnes)

Category of waste	Fiscal 2022	Fiscal 2021
(i) Recycled	9,512.77	6,116.46
(ii) Reused	728.72	332.65
(iii) Other recovery operations	0	0
Total	10,241.5	6,449.11

For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes)		
Category of waste	**Fiscal 2022**	**Fiscal 2021**
(i) Incineration	49.88	39.89
(ii) Landfilling	886.18	474.34
(iii) Other disposal operations	0	0
Total	936.06	514.23
Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency.	Yes. Independent assurance has been carried out by KPMG Assurance and Consulting Services LLP.	

9. Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by your company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes.

Our waste management approach is based on the philosophy of Reduce, Reuse and Recycle. We seek to uphold our ambition of zero waste to landfills through active minimization combined with technology investment in recycling and streamlining systems and processes. With our efforts, we contribute to a circular economy and convert waste to resource.

Refer to the Waste management section of Infosys ESG Report 2021-22.

10. If the entity has operations / offices in / around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones) where environmental approvals are required, please specify details in the following format:

Our campuses are built on government-approved land in industrial zones and do not fall within or are adjacent to protected areas or high-biodiversity areas.

11. Details of environmental impact assessments of projects undertaken by the entity based on applicable laws, in the current financial year:

Refer to Infosys - Corporate Responsibility | Approvals

Name and brief details of project	EIA Notification No.	Date	Whether conducted by independent external agency (Yes / No)	Results communicated in public domain (Yes / No)	Relevant web-link
Kolkata campus	1628/EN/T-II-1/067/2019	17-09-2021	Yes	Yes	environmental-clearance-kolkata-sep2021.pdf (infosys.com)

12. Is the entity compliant with the applicable environmental law / regulations / guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment Protection Act and rules thereunder (Y / N). If not, provide details of all such non-compliances in the following format:

Yes. We are compliant with the applicable environmental law / regulations / guidelines in India.

Leadership indicators

1. Provide break-up of the total energy consumed into renewable and non-renewable sources, in the following format:

Parameter	Fiscal 2022	Fiscal 2021
From renewable sources		
Total electricity consumption (A)	2,66,119 GJ	2,87,014 GJ
Total fuel consumption (B)	Nil	Nil
Energy consumption through other sources (C)	Nil	Nil
Total energy consumption (A+B+C)	2,66,119 GJ	2,87,014 GJ
From non-renewable sources		
Total electricity consumption (D)	3,48,944 GJ	3,39,297 GJ
Total fuel consumption (E)	35,413 GJ	45,349 GJ
Energy consumption through other sources (F)	Nil	Nil
Total energy consumption (D+E+F)	3,84,357 GJ	3,84,646 GJ
Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency	Yes. Independent assurance has been carried out by KPMG Assurance and Consulting Services LLP	

2. Provide the following details related to water discharged:

Parameter	Fiscal 2022	Fiscal 2021
Water discharge by destination and level of treatment (in kilolitres)		
(i) To Surface water	Waste water generated is treated in sewage treatment plants and reused for purposes like landscaping, HVAC applications and flushing. There is no discharge in any of these categories.	
No treatment		
With treatment – please specify level of treatment		
(ii) To Groundwater		
No treatment		
With treatment – please specify level of treatment		
(iii) To Seawater		
No treatment		
With treatment – please specify level of treatment		
(iv) Sent to third-parties		
No treatment		
With treatment – please specify level of treatment		
(v) Others		
No treatment		
With treatment – please specify level of treatment		
Total water discharged (in kilolitres)		
Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency	Yes. Independent assurance has been carried out by KPMG Assurance and Consulting Services LLP.	

3. Water withdrawal, consumption and discharge in areas of water stress (in kilolitres): For each facility / plant located in areas of water stress, provide the following information: (i) Name of the area (ii) Nature of operations (iii) Water withdrawal, consumption and discharge in the following format (ii)Nature of operations

We recognize that we are working in countries which are water-stressed zones. We continue our efforts in water conservation through a combination of technology interventions, rainwater harvesting, recycling and reuse of waste water, communication and employee engagement. We have over the years succeeded in recharging groundwater aquifers through the deep injection wells and lakes we have created and this has benefitted local communities as well.

The information on consumption provided above is a consolidation of our water consumption across the globe. Going forward, we will report details of water withdrawal and consumption from water-stressed zones in the format prescribed by the BRSR.

4. Please provide details of total Scope 3 emissions and its intensity for every rupee of turnover

Parameter	Unit	Fiscal 2022	Fiscal 2021
Total Scope 3 emissions (Break-up of the GHG into CO_2, CH4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	tCO_2e	1,83,595	2,13,514
Total Scope 3 emissions per rupee of turnover	tCO_2e / ₹ cr	1.51	2.13
Total Scope 3 emission intensity (optional) – the relevant metric may be selected by the entity	NA	NA	NA
Note: Indicate if any independent assessment / evaluation / assurance has been carried out by an external agency? (Y / N) If yes, name of the external agency	Yes. Independent assurance has been carried out by KPMG Assurance and Consulting Services LLP.		

5. With respect to the ecologically sensitive areas reported at Question 10 of Essential indicators above, provide details of significant direct and indirect impact of the entity on biodiversity in such areas along with prevention and remediation activities.

Not applicable

6. If the entity has undertaken any specific initiatives or used innovative technology or solutions to improve resource efficiency, or reduce impact due to emissions / effluent discharge / waste generated, please provide details of the same as well as outcome of such initiatives, as per the following format:

Sr. No	Initiative undertaken	Details of the initiative (web link, if any, may be provided along with summary)	Outcome of the initiative

Our vision for the environment is to "Serve the preservation of our planet by shaping and sharing technology solutions".

We adopt, invent and encourage smarter ways to mitigate GHG emissions, reduce energy consumption and manage water and waste, to make our planet stronger by consistently embracing clean tech in our operations and client solutions, thereby minimizing the impact on nature.

Refer to ESG Report 2021-22 to know more about initiatives and technology solutions to improve resource efficiency, or reduce impact due to emissions / effluent discharge / waste generated. Also, refer to our microsite https://www.infosys.com/about/corporate-responsibility/environmental.html.

7. Does the entity have a business continuity and disaster management plan? Give details in 100 words / web link
Infosys has a highly resilient Business Continuity Management System (BCMS) called Phoenix which is certified ISO 22301:2019 Security and Resilience — Business Continuity Management Systems. This program ensures seamless continuity of business and utmost safety of employees and organization assets, while continuously meeting client expectations and helping Infosys to be seen as a leader in this area. The BCMS program provides a robust framework for planning, establishing, implementing, operating, monitoring, reviewing, maintaining and continually improving BCMS across Infosys and its subsidiaries as per the global BCMS strategy. Comprehensive business continuity plans are created at three levels covering the business functions, locations and accounts. Integrated into our Enterprise Risk Management program, the BCMS plans guide our typical response to events, such as catastrophes, natural or human-made disasters, which could disrupt or severely constrain our operations. This covers various crisis scenarios as part of detailed risk assessments for functions, locations and accounts which are documented with mitigation plans along with controls put in place. This has ensured a highly resilient management system that has been continuously validated through tests and exercises, and various incidents, which have been successfully tackled without any major business continuity or employee safety impacts. The best example of this has been the unprecedented global COVID-19 pandemic over the past two years. An efficient business continuity management policy has allowed our Company to maintain status quo as quickly and as cost effectively as possible during disasters and pandemics. It has also helped in minimizing downtime and achieving sustainable improvements in business continuity and regulatory compliance.
8. Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard.
None
9. Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts.
40% of the top 25 suppliers were assessed during the year.

PRINCIPLE 7: Businesses, when engaging in influencing public and regulatory policy, should do so in a manner that is responsible and transparent

Essential indicators

1. a. Number of affiliations with trade and industry chambers / associations.

Refer to response below

b. List the top 10 trade and industry chambers / associations you are a member of / are affiliated to, on the basis of no. of members.

S. No.	Name of the trade and industry chambers / associations	Reach of trade and industry chambers / associations (State / National)
1	National Association of Software and Services Companies (NASSCOM)	National
2	Confederation of Indian Industry (CII)	National
3	Federation of Indian Chambers of Commerce and Industry (FICCI)	National
4	Alliance for an Energy Efficient Economy (AEEE), India	National
5	Indian Green Building Council (IGBC)	National
6	National and Karnataka Safety Council	National
7	United States Green Building Council (USGBC)	International
8	World Economic Forum (WEF)	International
9	US Chamber of Commerce	International
10	Confederation of British Industry	International

2. Provide details of corrective action taken or underway on any issues related to anti-competitive conduct by the entity, based on adverse orders from regulatory authorities

None

Leadership indicators

1. Details of public policy positions advocated by the Company:

Infosys' approach to achieving our government, policy and community objectives focuses on engaging ecosystems at the national, regional and local levels. To this end, across each of the Company's key markets — including, but not limited to, the US, Canada, Europe, Australia and India, Infosys focuses on developing and maintaining partnerships with relevant government officials, business organizations, technology industry associations, educational institutions, and community organizations for the purpose of developing mutually-beneficial partnerships. For more details refer to Infosys Integrated Annual Report 2021-22.

PRINCIPLE 8: Businesses should promote inclusive growth and equitable development

Essential indicators

1. Details of Social Impact Assessments (SIA) of projects undertaken by the entity based on applicable laws, in the current financial year

Not applicable – we have no SIA notification

2. Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity, in the following format:

Not applicable

3. Describe the mechanisms to receive and redress grievances of the community.

The Infosys Foundation works closely with the community in identified areas of contribution in the domains of education, healthcare, destitute care, rural development, art and culture, and disaster relief. Within its areas of work, the Foundation has robust mechanisms to assess the impact of projects on intended beneficiaries. These mechanisms range from one-on-one and group discussions with beneficiaries to independent external assessments, among others, and provide ample opportunity to receive and redress grievances of the intended beneficiaries.

4. Percentage of input material (inputs to total inputs by value) sourced from suppliers

	Fiscal 2022	Fiscal 2021
Directly sourced from MSMEs / small producers	9.79%	8.9%
Sourced directly from within the district and neighboring districts	72%	71%

Leadership indicators

1. Provide details of actions taken to mitigate any negative social impacts identified in the Social Impact Assessments (Reference: Question 1 of Essential indicators above)

Not applicable

2. Provide the following information on CSR projects undertaken by your entity in designated aspirational districts as identified by government bodies

S. No	State	Aspirational district	Amount spent (in ₹)
1	Karnataka	Kalaburagi	10,25,000
2	Odisha	Rayagada	10,00,000
3	Tamil Nadu	Virudhunagar	13,70,974
4	Karnataka	Raichur	1,75,01,626

Note: In fiscal 2022, we have covered four aspirational districts. However, since 2015 we have in total covered 32 aspirational districts

3. Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalized / vulnerable groups? (Yes / No)

Yes. Our responsible supply chain and supplier diversity policy guides our efforts.

4. Details of the benefits derived and shared from the intellectual properties owned or acquired by your entity (in the current fiscal), based on traditional knowledge

Not applicable

5. Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved

Not applicable

6. Details of beneficiaries of CSR projects:

S. No.	CSR project	No. of persons benefitted from CSR projects [1]	% of beneficiaries from vulnerable and marginalised groups[2]
	Refer to Annexure 6 to the Board's report for the annual report on CSR activities [Pursuant to Section 135 of the Companies Act, 2013 read with Companies (Corporate Social Responsibility Policy) Rules, 2014, as amended.	Around 73 lakh beneficiaries	–

[1] For projects which are under way eg: construction projects, we have included the number of persons expected to benefit from the project annually.

[2] There is no project-wise tracking on these details available for fiscal 2022.

PRINCIPLE 9: Businesses should engage with and provide value to their consumers in a responsible manner

Essential indicators

1. Describe the mechanisms in place to receive and respond to consumer complaints and feedback.

We are committed to surpassing client expectations consistently. We have robust mechanisms to track and respond to customer complaints and feedback in the delivery of our services. Our latest annual client survey indicates that a large set of clients are delighted with Infosys, sustaining the healthy positive client sentiment attained over the years. Client sentiment around our resilience, agility, client centricity, excellence in execution, quality of deliverables, base delivery, tools, and methodologies, is extremely positive.

2. Turnover of products / services as a percentage of turnover from all products / services that carry information about Environmental and social parameters relevant to the product, Safe and responsible usage, Recycling and / or safe disposal.

Not applicable

3. Number of consumer complaints in respect of data privacy, advertising, cybersecurity, delivery of essential services, restrictive trade practices, unfair trade practices

We do not have any consumer complaints in respect of data privacy, advertising, cybersecurity, delivery of essential services, restrictive trade practices, unfair trade practices.

4. Details of instances of product recalls on account of safety issues

Not applicable

5. Does the entity have a framework / policy on cybersecurity and risks related to data privacy? (Yes / No) If yes, provide web-link of the policy.

Yes. Infosys has a holistic and comprehensive cybersecurity framework – SEED, which is aligned to NIST's CyberSecurity Framework (CSF) and is supported by supplementary policies, processes, procedures and standards aimed at achieving and sustaining the enterprise-level information security objectives.
https://www.infosys.com/about/corporate-responsibility/governance/information-management.html

6. Provide details of any corrective actions taken or underway on issues relating to advertising, and delivery of essential services; cybersecurity and data privacy of customers, re-occurrence of instances of product recalls; penalty / action taken by regulatory authorities on safety of products / services.

None

Leadership indicators
1. Channels / platforms where information on products and services of the Company can be accessed
Refer to https://www.infosys.com/services.html
2. Steps taken to inform and educate consumers, especially vulnerable and marginalised consumers, about safe and responsible usage of products and services.
Not applicable
3. Mechanisms in place to inform consumers of any risk of disruption / discontinuation of essential services.
Refer to principle 6, question 7 of Leadership indicators, in this report.
4. Does the Company display product information on the product over and above what is mandated as per local laws? Not applicable Did your entity carry out any survey with regard to consumer satisfaction relating to the major products / services of the entity, significant locations of the entity or the entity as a whole? (Yes / No)
Yes. We carry out surveys to gauge consumer satisfaction for our major services. Customer-focused excellence demands constant sensitivity to changing and emerging customer requirements and close attention to the voice of the customer. We interact with our clients on a regular basis and across multiple platforms. In addition to various client interactions, we have adopted a formal and robust approach in the form of an annual Client Value Survey. The survey enables us to comprehensively understand the client's expectations and needs and serves as one of the inputs for us to make investment decisions. The survey framework includes a structured questionnaire and the feedback is collected through a web survey hosted by an independent organization. The survey is designed to provide the following insights: • Client expectations and fulfilment • Client disposition: Overall experience of working with Infosys – satisfaction, loyalty, advocacy, and value for money. • Client priorities • Service-line feedback The account teams use this data to review their relationships with clients and design interventions that create a positive and visible impact on our clients. Various members across levels engage with the clients to implement the improvement actions. Our latest annual client survey indicates that a large set of clients, are delighted with Infosys, sustaining the healthy positive client sentiment attained over the years. Client sentiment around our resilience, agility, client centricity, excellence in execution, quality of deliverables, base delivery, tools, and methodologies, is extremely positive. Our digital narrative is resonating well and clients' willingness to partner with Infosys has improved considerably over the years. Our clients are happy with their experience on our cloud services, the execution approach, methodologies, and tools. This reflects in us achieving ~57% digital revenues in fiscal 2022, growing at 41.2% in CC. Our digital revenues for fiscal 2022 is ₹ 69,404 crore. Within digital, cloud is growing faster and with Cobalt, our cloud capabilities have seen significant traction with clients.
5. Provide the following information relating to data breaches:
a. Number of instances of data breaches along with impact
In fiscal 2022, there were no substantiated complaints received concerning breaches of customer privacy from outside parties and regulatory authorities. There was only one breach identified during the reporting period, outside the organization and where users were notified of the breach.
b. Percentage of data breaches involving personally identifiable information of customers
0%

Independent Assurance Statement to Infosys Limited on Select Non-Financial Sustainability Disclosures in the Integrated Report for the Financial Year 2021-22

To
The Management of Infosys Limited
Infosys Limited,
44/97A, 3rd Cross,
Electronic City, Hosur Road,
Bengaluru 560100

Introduction

We ('KPMG Assurance and Consulting Services LLP', or 'KPMG') have been engaged by Infosys Limited ('Infosys' or 'the Company') for the purpose of providing an independent assurance on the non-financial sustainability disclosures presented in the Integrated Report ('the Report') for the reporting period covering 1st April 2021 to 31st March 2022 ("the Year" or "the Reporting Period"). Our responsibility was to provide assurance on the Report content as described in the scope, boundary, and limitations.

Reporting Criteria

The Company applies non-financial performance criteria for developing its report derived from the following:

- The International Integrated Reporting Council's <IR> Framework.
- Global Reporting Initiative (GRI) Standards "in accordance - Comprehensive option".
- SASB (Sustainability Accounting Standards Board) Standard for Software & IT Services.
- Principles of National Guidelines on Responsible Business Conduct as part of Business Responsibility and Sustainability Report (BRSR).

Assurance Standards Used

We conducted our assurance in accordance with

- Assurance requirements of International Federation of Accountants' (IFAC) International Standard on Assurance Engagement (ISAE) 3000 (revised) - Assurance Engagements Other than Audits or Reviews of Historical Financial Information, to select non-financial sustainability disclosures in the Report.
  - Under this standard, we have reviewed the information presented in the Report against the characteristics of relevance, completeness, reliability, neutrality, and understandability.
  - Limited assurance consists primarily of enquiries and analytical procedures. The procedures performed in a limited assurance engagement vary in nature and timing and are less in extent than for a reasonable assurance engagement.
  - Reasonable assurance is a high level of assurance but, it is not a guarantee that it will always detect a material misstatement when it exists.

- 'Reasonable Assurance' as per International Federation of Accountants' (IFAC) International Standard on Assurance Engagements (ISAE) 3410, Assurance Engagements on Greenhouse Gas Statements, for the GHG emissions data.
  - A reasonable assurance engagement in accordance with ISAE 3410 involves performing procedures to obtain evidence about the quantification of emissions and related information in the Report.
  - The nature, timing and extent of procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the GHG Statement whether due to fraud or error.

Scope, Boundary, and Limitations

- The scope of assurance covers select non-financial sustainability disclosures in Infosys IR r eport FY 2021-22, based on GRI Standards and SASB Standard as mentioned in the table below.
- The reporting scope and boundary covers Infosys' global operations. The following sites were selected as sample for the purpose of the assurance.

1. Corporate Office, Bengaluru
2. SEZ Delivery Centre, Hyderabad
3. Delivery Centre, Mysuru
4. Delivery Centre, Mangaluru
5. Delivery Centre, Hubli
6. Delivery Centre, Jaipur
7. Delivery Centre, Indore
8. Delivery Centre, Nagpur
9. Melbourne Site, Australia
10. Indianapolis Site, USA

- Following selected non-financial disclosures in 'the Report' were subjected to reasonable assurance:

GRI Standards: Topic Specific Standards
Environmental
Emissions: 305-1,305-2, 305-3#, 305-4

The data for 305-3 (Scope-3 GHG Emissions) is restricted to Business travel, Employee commute, Transmission and distribution losses, Upstream leased assets, Waste emissions, Work from home emissions, and Capital goods.

- Following selected non-financial sustainability disclosures in 'the Report' were subjected to limited assurance:

GRI Standards: Universal Standard	
• Management Approach: 103-1 to 103-3.	
GRI Standards: Topic Specific Standards: Environmental	
• Energy: 302-1 , 302-2 , 302-3, 302-4. • Water (2018): 303-3, 303-4, 303-5. • Emissions: 305-5, 305-6, 305-7.	• Waste (2020): 306-3, 306-4, 306-5. • Supplier Environmental Assessment: 308-1, 308-2
GRI Standards: Topic Specific Standards: Social	
• Employment: 401-1, 401-2, 401-3. • Labor/Management Relations: 402-1 • Occupational Health and Safety (2018): 403-1, 403-2, 403-9. • Training and Education: 404-1, 404-2, 404- 3. • Diversity and Equal Opportunity: 405-1 • Non-Discrimination: 406-1. • Freedom of Association and Collective Bargaining: 407-1	• Child Labor: 408-1 • Forced or Compulsory Labor: 409-1 • Security Practices: 410-1 • Human Rights Assessment: 412-1, 412-2, 412-3 • Local Communities: 413-1, 413-2 • Supplier Social Assessment: 414-1, 414-2 • Customer Privacy: 418-1
SASB Standard for Software and IT Services Industry: Sustainability Disclosure Topics & Accounting Metrics	
• Environmental Footprint of Hardware Infrastructure: TC-SI-130a.1, and TC-SI- 130a.2. • Data Privacy and Freedom of Expression: TC-SI-220a.2, TC-SI-220a.4,	• Data Security: TC-SI-230a.1. • Recruiting and managing a Global, Diverse and Skilled Workforce: TC-SI-330a.1, TC-SI- 330a.2, and TC-SI-330a.3.

Limitations

The assurance scope excludes the following:

- Data related to Company's financial performance.
- Data and information outside the defined reporting period.
- The Company's statements that describe the expression of opinion, belief, aspiration, expectation, aim to future intention provided by the Company, and assertions related to Intellectual Property Rights and other competitive issues.
- Data review was limited to the sites mentioned above.
- Strategy and other related linkages expressed in the Report.
- Mapping of the Report with reporting frameworks other than those mentioned in Reporting Criteria above.
- Aspects of the Report other than those mentioned under the scope above.

Assurance Procedures

Our assurance process involves performing procedures to obtain evidence about the reliability of specified disclosures. The nature, timing, and extent of procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the selected sustainability disclosures whether due to fraud or error. In making those risk assessments, we have considered internal controls relevant to the preparation of the Report to design assurance procedures that are appropriate in the circumstances.

Our assurance procedures also included:

- Assessment of the Company's reporting procedures regarding their consistency with the respect to reporting criteria.
- Understanding the appropriateness of various assumptions, estimations, and materiality thresholds used by the Company for data analysis.
- Evaluating the appropriateness of the quantification methods used to arrive at the sustainability disclosures presented in the Report.
- Review of systems and procedures used for quantification, collation, and analysis of sustainability disclosures included in the Report.
- Discussions with the personnel at the corporate and business unit level responsible for the data and information presented in the Report.
- Assessment of data reliability and accuracy.

Appropriate documentary evidences were reviewed to support our conclusions on the information and data verified. Where such documentary evidence could not be collected due to the sensitive nature of the information, our team reviewed the same with the relevant authority at respective sites and at the corporate office.

Conclusions

We have reviewed the selected non-financial sustainability disclosures in the Integrated Report of Infosys Limited for the reporting period from 01st April 2021 to 31st March 2022. We have provided our observations to the Company in a separate management letter. These, do not, however, affect our conclusions regarding the Report. Based on our review and procedures performed and in line with the boundary, scope, and limitations as described above, we conclude that:

Reasonable Assurance:

The selected non-financial sustainability disclosures which have been subjected to reasonable assurance procedures as defined under the scope of assurance, are fairly stated, in all material aspects, and are in line with the reporting requirements of the GRI Standards.

Limited Assurance:

Nothing has come to our attention that causes us not to believe that the sustainability data and information subject to limited assurance, as per the scope of assurance mentioned above, presented in the Report is appropriately stated, in material aspects, and in line with the reporting requirements of the GRI Standards and SASB Standard for Software & IT Services.

Independence

The assurance was conducted by a multidisciplinary team including professionals with suitable skills and experience in auditing environmental, social, and economic information as per the requirements of ISAE 3000 (Revised) and ISAE 341O standards .

Our work was performed in compliance with the requirements of the IFAC Code of Ethics for Professional Accountants, which requires, among other requirements , that the members of the assurance team (practitioners) be independent of the assurance client, in relation to the scope of this assurance engagement, including not being involved in writing the Report. The Code also includes detailed requirements for practitioners regarding integrity, objectivity, professional competence , and due care, confidentiality, and professional behavior. KPMG has systems and processes in place to monitor compliance with the Code and to prevent conflicts regarding independence. The firm applies ISQC-1, and the practitioner complies with the applicable independence and other ethical requirements of the IESBA Code.

Responsibilities

Infosys Limited is responsible for developing the Report contents. The Company is also responsible for the identification of material sustainability topics, establishing and maintaining appropriate performance management and internal control systems, and derivation of performance data reported. This statement is made solely to the Management of Infosys Limited in accordance with the terms of our engagement and as per the scope of assurance. Our work has been undertaken so that we might state to the Company those matters for which we have been engaged to state in this statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our work, for this report, or for the conclusions expressed in this independent assurance statement. The assurance engagement is based on the assumption that the data and information provided to us is complete and true. We expressly disclaim any liability or co responsibility for any decision a person or entity would make based on this assurance statement. Our report is released to Infosys Limited on the basis that it shall not be copied, referred to or disclosed, in whole or in part, without our prior written consent. By reading this assurance statement, stakeholders acknowledge and agree to the limitations and disclaimers mentioned above.

Sd/-

Anand S. Kulkarni
Technical Director

KPMG Assurance and Consulting Services LLP
Date-: 21-May-2022

Infosys®
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May 21, 2022

Dear Member,

You are cordially invited to attend the 41st Annual General Meeting of the members of Infosys Limited ("the Company") to be held on Saturday, June 25, 2022 at 4:00 p.m. IST through video conference and other audio-visual means ("VC").

The Notice of the meeting, containing the business to be transacted, is enclosed herewith. As per Section 108 of the Companies Act, 2013 ("the Act"), read with the related rules and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("the LODR Regulations"), the Company is pleased to provide its members the facility to cast their vote by electronic means on all resolutions set forth in the Notice.

Very truly yours,

Sd/-
Nandan M. Nilekani
Chairman

Enclosures:
1. Notice of the 41st Annual General Meeting
2. Instructions for participation through VC
3. Instructions for e-voting

Note: Attendees who require technical assistance to access and participate in the meeting through VC are requested to contact either of these helpline numbers: +91 80 4156 5555 / +91 80 4156 5777

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362

investors@infosys.com
www.infosys.com

Notice of the 41st Annual General Meeting

Notice is hereby given that the 41st Annual General Meeting (AGM) of the members of Infosys Limited will be held on Saturday, June 25, 2022, at 4:00 p.m. IST through video conference / other audio-visual means ("VC") to transact the following business:

Ordinary business

Item no. 1 – Adoption of financial statements

To consider and adopt the audited financial statements (including the consolidated financial statements) of the Company for the financial year ended March 31, 2022 and the reports of the Board of Directors ("the Board") and auditors thereon.

Item no. 2 – Declaration of dividend

To declare a final dividend of ₹ 16 per equity share for the year ended March 31, 2022.

Item no. 3 – Appointment of Nandan M. Nilekani as a director, liable to retire by rotation

To appoint a director in place of Nandan M. Nilekani (DIN: 00041245), who retires by rotation and, being eligible, seeks reappointment.

Explanation: Based on the terms of appointment, executive directors and the non-executive and non-independent chairman are subject to retirement by rotation. Nandan M. Nilekani, who was initially appointed on August 24, 2017 and last appointed on June 22, 2019, and whose office is liable to retire at the ensuing AGM, being eligible, seeks reappointment. Based on performance evaluation and the recommendation of the nomination and remuneration committee, the Board recommends his reappointment.

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

RESOLVED THAT, pursuant to the provisions of Section 152 and other applicable provisions of the Companies Act, 2013, the approval of members of the Company, be and is hereby accorded to reappoint Nandan M. Nilekani (DIN: 00041245) as a director, who is liable to retire by rotation.

Item no. 4 – Reappointment of Deloitte Haskins & Sells LLP, Chartered Accountants, as statutory auditors of the Company

To consider and if thought fit, to pass the following resolution, as an ordinary resolution:

RESOLVED THAT pursuant to Sections 139, 141, 142 and all other applicable provisions, if any, of the Companies Act, 2013, read with the Companies (Audit and Auditors) Rules, 2014, (including any statutory modification(s) or re-enactment thereof) and pursuant to the recommendations of the audit committee and the Board of Directors of the Company, Deloitte Haskins & Sells LLP, Chartered Accountants (Firm registration number: 117366 W/W-100018) ("Deloitte") be and are hereby reappointed as the Statutory Auditors of the Company for the second term of five consecutive years, who shall hold office from the conclusion of this 41st AGM till the conclusion of the 46th AGM to be held in the year 2027, at such remuneration as may be determined by the Board of Directors of the Company (including its committees thereof).

RESOLVED FURTHER THAT the Board of Directors of the Company, (including its committees thereof), be and are hereby authorized to do all such acts, deeds, matters and things as may be deemed proper, necessary, or expedient, including filing the requisite forms or submission of documents with any authority or accepting any modifications to the clauses as required by such authorities, for the purpose of giving effect to this resolution and for matters connected therewith, or incidental thereto.

Special business

Item no. 5 – Reappointment of D. Sundaram as an independent director

To consider and if thought fit, to pass the following resolution as a special resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 152 and other relevant provisions of the Companies Act, 2013 and Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), Articles of Association of the Company, approval and recommendation of the nomination and remuneration committee, and that of the Board, D. Sundaram (DIN: 00016304), who holds office as an independent director up to July 13, 2022 be and is hereby reappointed as an independent director, not liable to retire by rotation, for a second term of five years with effect from July 14, 2022 up to July 13, 2027.

RESOLVED FURTHER THAT the Board be and is hereby authorized to delegate all or any of the powers to any committee of directors with power to further delegate to any other officer(s) / authorized representative(s) of the Company to do all acts, deeds and things and take all such steps as may be necessary, proper or expedient to give effect to this resolution.

Item no. 6 – Reappointment of Salil S. Parekh, Chief Executive Officer and Managing Director of the Company, and approval of the revised remuneration payable to him

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

RESOLVED THAT pursuant to the provisions of Sections 196, 197, 198, 203, Schedule V and other applicable provisions, if any, of the Companies Act, 2013 ("the Act"), the rules framed thereunder and the applicable provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time and such other provisions as may be applicable, approval of the members of the Company be and is hereby accorded for reappointment of Salil S. Parekh ("Salil") (DIN: 01876159) as Chief Executive Officer and Managing Director of the Company, effective July 1, 2022 to March 31, 2027, liable to retire by rotation and on such terms and conditions including the remuneration as detailed in the attached explanatory statement.

RESOLVED FURTHER THAT the existing employment agreement between Salil and the Company dated December 2, 2017, and as amended on July 26, 2019 (collectively "Existing Employment Agreement") be hereby amended and superseded with a new employment agreement ("New Employment Agreement") subject to terms as detailed in the explanatory statement annexed hereto.

RESOLVED FURTHER THAT the Board of Directors of the Company ("the Board") be and is hereby authorized to execute a New Employment Agreement inter-alia containing the terms and conditions of reappointment and to alter such terms and conditions as it may deem appropriate in relation to reappointment of Salil in the capacity of Chief Executive Officer and Managing Director of the Company commencing from July 1, 2022 to March 31, 2027, on the recommendations of the nomination and remuneration committee of the Company ("the Committee") subject to terms as specified in the explanatory statement, and in compliance with the applicable provisions of the Act and other applicable laws.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorized to settle any question, difficulty or doubt, that may arise in giving effect to this resolution and to do all such acts, deeds and things as may be necessary, expedient and desirable for the purpose of giving effect to this resolution.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362
investors@infosys.com
www.infosys.com

by order of the Board of Directors
for Infosys Limited

Sd/-
A.G.S. Manikantha
Company Secretary

May 21, 2022

Notes

1. Pursuant to the General Circulars 2/2022 and 19/2021, other circulars issued by the Ministry of Corporate Affairs (MCA) and Circular SEBI/HO/CFD/CMD2/CIR/P/2022/62 dated May 13, 2022 issued by SEBI (hereinafter collectively referred to as "the Circulars"), companies are allowed to hold AGM through VC, without the physical presence of members at a common venue. Hence, in compliance with the Circulars, the AGM of the Company is being held through VC.
2. A member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on his / her behalf and the proxy need not be a member of the Company. Since the AGM is being held in accordance with the Circulars through VC, the facility for the appointment of proxies by the members will not be available.
3. Participation of members through VC will be reckoned for the purpose of quorum for the AGM as per Section 103 of the Act.
4. Members of the Company under the category of Institutional Investors are encouraged to attend and vote at the AGM through VC. Corporate members intending to authorize their representatives to participate and vote at the meeting are requested to send a certified copy of the Board resolution / authorization letter to the Scrutinizer by email to evoting@infosys.com with a copy marked to evoting@nsdl.co.in.
5. The Register of directors and key managerial personnel and their shareholding, maintained under Section 170 of the Act, and the Register of Contracts or Arrangements in which the directors are interested, maintained under Section 189 of the Act, will be available electronically for inspection by the members during the AGM. All documents referred to in the Notice will also be available for electronic inspection without any fee by the members from the date of circulation of this Notice up to the date of AGM, i.e. June 25, 2022. Members seeking to inspect such documents can send an email to investors@infosys.com.
6. Members whose shareholding is in electronic mode are requested to notify any change in address or bank account details to their respective depository participant(s) (DP). Members whose shareholding is in physical mode are requested to opt for the Electronic Clearing System (ECS) mode to receive dividend on time in line with the Circulars. We urge members to utilize the ECS for receiving dividends. Please refer to point no. 16 for the process to be followed for updating bank account details.
7. Members may note that the Board, at its meeting held on April 13, 2022, has recommended a final dividend of ₹ 16 per share. The record date for the purpose of final dividend for fiscal 2022 is June 1, 2022. The final dividend, once approved by the members in the ensuing AGM, will be paid on June 28, 2022 electronically through various online transfer modes to those members who have updated their bank account details. For members who have not updated their bank account details, dividend warrants / demand drafts / cheques will be sent to their registered addresses. To avoid delay in receiving dividend, members are requested to update

their KYC with their depositories (where shares are held in dematerialized mode) and with the Company's Registrar and Transfer Agent (RTA) (where shares are held in physical mode) to receive dividend directly into their bank account on the payout date.

8. Members may note that the Income-tax Act, 1961, ("the IT Act") as amended by the Finance Act, 2020, mandates that dividend paid or distributed by a company on or after April 1, 2020 shall be taxable in the hands of members. The Company shall therefore be required to deduct tax at source ("TDS") at the time of making the payment of final dividend. To enable us to determine the appropriate TDS rate as applicable, members are requested to submit relevant documents, as specified in the below paragraphs, in accordance with the provisions of the IT Act.

For resident shareholders, taxes shall be deducted at source under Section 194 of the IT Act as follows:

Members having valid Permanent Account Number (PAN)	10%* or as notified by the Government of India
Members not having PAN / valid PAN	20% or as notified by the Government of India

* As per the Finance Act, 2021, Section 206AB has been inserted effective July 1, 2021, wherein higher rate of tax (twice the specified rate) would be applicable on payment made to a shareholder who is classified as 'Specified Person' as defined under the provisions of the aforesaid Section.

However, no tax shall be deducted on the dividend payable to resident individual shareholders if the total dividend to be received by them during financial year 2022-23 does not exceed ₹ 5,000, and also in cases where members provide Form 15G / Form 15H (Form 15H is applicable to resident individual shareholders aged 60 years or more) subject to conditions specified in the IT Act. Resident shareholders may also submit any other document as prescribed under the IT Act to claim a lower / nil withholding of tax. PAN is mandatory for members providing Form 15G / 15H or any other document as mentioned above.

For non-resident shareholders, taxes are required to be withheld in accordance with the provisions of Section 195 and other applicable sections of the IT Act, at the rates in force. The withholding tax shall be at the rate of 20%** (plus applicable surcharge and cess) or as notified by the Government of India on the amount of dividend payable. However, as per Section 90 of the IT Act, non-resident shareholders have the option to be governed by the provisions of the Double Tax Avoidance Agreement (DTAA), read with Multilateral Instrument (MLI) between India and the country of tax residence of the shareholders, if they are more beneficial to them. For this purpose, i.e. to avail the benefits under the DTAA read with MLI, non-resident shareholders will have to provide the following:

- Copy of the PAN card allotted by the Indian income tax authorities duly attested by the shareholders or details as prescribed under rule 37BC of the Income-tax Rules, 1962
- Copy of the Tax Residency Certificate for financial year 2022-23 obtained from the revenue or tax authorities of the country of tax residence, duly attested by shareholders
- Self-declaration in Form 10F
- Self-declaration by the shareholders of having no permanent establishment in India in accordance with the applicable tax treaty
- Self-declaration of beneficial ownership by the non-resident shareholder
- Any other documents as prescribed under the IT Act for lower withholding of taxes if applicable, duly attested by the shareholders

In case of Foreign Institutional Investors / Foreign Portfolio Investors, tax will be deducted under Section 196D of the IT Act at the rate of 20%** (plus applicable surcharge and cess) or the rate provided in relevant DTAA, read with MLI, whichever is more beneficial, subject to the submission of the above documents, if applicable.

** As per the Finance Act, 2021, Section 206AB has been inserted effective July 1, 2021, wherein higher rate of tax (twice the specified rate) would be applicable on payment made to a shareholder who is classified as 'Specified Person' as defined under the provisions of the aforesaid section. However, in case a non-resident shareholder or a non-resident Foreign Portfolio Investor (FPI) / Foreign Institutional Investor (FII), higher rate of tax as mentioned in Section 206AB shall not apply if such non-resident does not have a permanent establishment in India.

The aforementioned documents are required to be uploaded on the shareholder portal at https://www.infosys.com/investors/shareholder-services/dividend-tax.html on or before June 9, 2022. Members are requested to visit https://www.infosys.com/investors/shareholder-services/dividend-tax.html for more instructions and information on this subject. No communication would be accepted from members after June 9, 2022 regarding tax-withholding matters. Shareholders may write to dividend.tax@infosys.com for any clarifications on this subject.

TDS certificates in respect of tax deducted, if any, can be subsequently downloaded from the shareholder's portal. Shareholders can also check their tax credit in Form 26AS from the e-filing account at https://www.incometax.gov.in/iec/foportal or "View Your Tax Credit" on https://www.tdscpc.gov.in.

9. Members are requested to address all correspondence, including dividend-related matters, to RTA, KFin Technologies Limited (formerly known as Kfin Technologies Private Limited), Unit: Infosys Limited, Selenium Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad 500 032.

10. Members wishing to claim dividends that remain unclaimed are requested to correspond with the RTA as mentioned above, or with the Company Secretary, at the Company's registered office or at investors@infosys.com. Members are requested to note that dividends that are not claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will be transferred to the Investor Education and Protection Fund (IEPF). Shares on which dividend remains unclaimed for seven consecutive years shall be transferred to IEPF as per Section 124 of the Act, read with applicable IEPF rules.

11. In compliance with Section 108 of the Act, read with the corresponding rules, Regulation 44 of the LODR Regulations and in terms of SEBI circular no. SEBI/HO/CFD/CMD/ CIR/P/2020/242 dated December 9, 2020, the Company has provided a facility to its members

to exercise their votes electronically through the electronic voting (e-voting) facility provided by the National Securities Depository Limited (NSDL). Members who have cast their votes by remote e-voting prior to the AGM may participate in the AGM but shall not be entitled to cast their votes again. The manner of voting remotely by members holding shares in dematerialized mode, physical mode and for members who have not registered their email addresses is provided in the 'Instructions for e-voting' section which forms part of this Notice. The Board has appointed Hemanth, Holla & Co., Practicing Company Secretaries, as Scrutinizers to scrutinize the e-voting in a fair and transparent manner.

12. Members holding shares either in physical or dematerialized form, as on cut-off date, i.e. as on June 18, 2022, may cast their votes electronically. The e-voting period commences on Monday, June 20, 2022 (9:00 a.m. IST) and ends on Friday, June 24, 2022 (5:00 p.m. IST). The e-voting module will be disabled by NSDL thereafter. A member will not be allowed to vote again on any resolution on which vote has already been cast. The voting rights of members shall be proportionate to their share of the paid-up equity share capital of the Company as on the cut-off date, i.e. as on June 18, 2022. A person who is not a member as on the cut-off date is requested to treat this Notice for information purposes only.
13. The facility for voting during the AGM will also be made available. Members present in the AGM through VC and who have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through the e-voting system during the AGM.
14. Any person holding shares in physical form, and non-individual shareholders who acquire shares of the Company and become members of the Company after the Notice is sent and holding shares as of the cut-off date, i.e. June 18, 2022, may obtain the login ID and password by sending a request at evoting@nsdl.co.in. However, if he / she is already registered with NSDL for remote e-voting, then he / she can use his / her existing user ID and password for casting the vote. In case of individual shareholders holding securities in demat mode, who acquire shares of the Company and become members of the Company after the Notice is sent and holding shares as of the cut-off date i.e. June 18, 2022, may follow steps mentioned in the Notice under 'Instructions for e-voting'.
15. In compliance with the Circulars, the Integrated Annual Report 2021-22, the Notice of the 41st AGM, and instructions for e-voting are being sent through electronic mode to those members whose email addresses are registered with the Company / depository participant(s).
16. We urge members to support our commitment to environmental protection by choosing to receive the Company's communication through email. Members holding shares in demat mode, who have not registered their email addresses are requested to register their email addresses with their respective DP, and members holding shares in physical mode are requested to update their email addresses with the Company's RTA, KFin Technologies Limited at einward.ris@kfintech.com, to receive copies of the Integrated Annual Report 2021-22 in electronic mode. Members may follow the process detailed below for registration of email ID to obtain the report and update of bank account details for the receipt of dividend.

Type of holder	Process to be followed	
Physical	For availing the following investor services, send a written request in the prescribed forms to the RTA of the Company, KFin Technologies Limited either by email to einward.ris@kfintech.com or by post to Selenium Tower B, Plot 31 & 32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad – 500032.	
	Form for availing investor services to register PAN, email address, bank details and other KYC details or changes / update thereof for securities held in physical mode	Form ISR-1
	Update of signature of securities holder	Form ISR-2
	For nomination as provided in the Rules 19 (1) of Companies (Share capital and debenture) Rules, 2014	Form SH-13
	Declaration to opt out	Form ISR-3
	Cancellation of nomination by the holder(s) (along with ISR-3) / Change of Nominee	Form SH-14
	Form for requesting issue of Duplicate Certificate and other service requests for shares / debentures / bonds, etc., held in physical form	ISR 4
	The forms for updating the above details are available at https://www.infosys.com/investors/shareholder-services/investors-service.html	
Demat	Please contact your DP and register your email address and bank account details in your demat account, as per the process advised by your DP.	

17. Members may also note that the Notice of the 41st AGM and the Integrated Annual Report 2021-22 will also be available on the Company's website, https://www.infosys.com/investors/reports-filings/annual-report/Pages/annual-reports.aspx, websites of the stock exchanges, i.e. BSE and NSE, at www.bseindia.com and www.nseindia.com, respectively, and on the website of NSDL, https://www.evoting.nsdl.com.
18. Additional information, pursuant to Regulation 36 of the LODR Regulations, in respect of the directors seeking appointment / reappointment at the AGM, forms part of this Notice.

19. SEBI has mandated the submission of PAN, KYC details and nomination by holders of physical securities by March 31, 2023, and linking PAN with Aadhaar by March 31, 2022 vide its circular dated November 3, 2021 and December 15, 2021. Shareholders are requested to submit their PAN, KYC and nomination details to the Company's registrars KFin Technologies Limited at einward. ris@kfintech.com. The forms for updating the same are available at https://www.infosys.com/investors/shareholder-services/investors-service.html.

    Members holding shares in electronic form are, therefore, requested to submit their PAN to their depository participant(s).

    In case a holder of physical securities fails to furnish these details or link their PAN with Aadhaar before the due date, our registrars are obligated to freeze such folios. The securities in the frozen folios shall be eligible to receive payments (including dividend) and lodge grievances only after furnishing the complete documents. if the securities continue to remain frozen as on December 31, 2025, the registrar / the Company shall refer such securities to the administering authority under the Benami Transactions (Prohibitions) Act, 1988, and / or the Prevention of Money Laundering Act, 2002.
20. As per the provisions of Section 72 of the Act, the facility for submitting nomination is available for members in respect of the shares held by them. Members who have not yet registered their nomination are requested to register the same by submitting Form No. SH-13. The form can be downloaded from the Company's website at https://www.infosys.com/investors/shareholder-services/documents/form-sh-13-14.pdf. Members are requested to submit these details to their DP in case the shares are held by them in electronic form, and to the RTA, in case the shares are held in physical form.
21. The Scrutinizer will submit his report to the Chairman of the Company ("the Chairman") or to any other person authorized by the Chairman after the completion of the scrutiny of the e-voting (votes cast during the AGM and votes cast through remote e-voting), not later than 48 hours from the conclusion of the AGM. The result declared along with the Scrutinizer's report shall be communicated to the stock exchanges, NSDL and RTA, and will also be displayed on the Company's website, www.infosys.com.
22. Since the AGM will be held through VC in accordance with the Circulars, the route map, proxy form and attendance slip are not attached to this Notice.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bengaluru 560 100, India
Tel: 91 80 2852 0261
Fax: 91 80 2852 0362
investors@infosys.com
www.infosys.com

by order of the Board of Directors
for Infosys Limited

Sd/-
A.G.S. Manikantha
Company Secretary

May 21, 2022

Explanatory statement

Item no. 4 – Reappointment of Deloitte Haskins & Sells LLP, Chartered Accountants, as statutory auditors of the Company

Deloitte Haskins & Sells LLP, Chartered Accountants (ICAI Firm Registration Number 117366W/W-100018), (hereinafter referred to as Deloitte) were appointed as statutory auditors of the Company at the 36th AGM held on June 24, 2017 to hold office from the conclusion of the said meeting till the conclusion of the 41st AGM to be held in the year 2022. In terms of the provisions of Section 139 of the Companies Act, 2013, the Companies (Audit and Auditors) Rules, 2014, and other applicable provisions, the Company can appoint or reappoint an audit firm as statutory auditors for not more than two (2) terms of five (5) consecutive years. Deloitte is eligible for reappointment for a further period of five years. Based on the recommendations of the audit committee, the Board of Directors, at its meeting held on April 13, 2022, approved the reappointment of Deloitte as the statutory auditors of the Company to hold office for a second term of five consecutive years from the conclusion of the ensuing AGM until the conclusion of the 46th AGM to be held in the year 2027. The reappointment is subject to approval of the shareholders of the Company.

The proposed remuneration to be paid to Deloitte for audit services for the financial year ending March 31, 2023, is ₹9.5 Crore (Rupees Nine Crore and Fifty Lakh) plus applicable taxes and out-of-pocket expenses. Besides the audit services, the Company would also obtain certifications from the statutory auditors under various statutory regulations and certifications required by clients, banks, statutory authorities, audit related services and other permissible non-audit services as required from time to time, for which they will be remunerated separately on mutually agreed terms, as approved by the Board of Directors in consultation with the audit committee. The above fee excludes the proposed remuneration to be paid to overseas audit firms for the purpose of statutory audit of overseas subsidiaries and branches.

The Board of Directors and the audit committee shall approve revisions to the remuneration of the statutory auditors for the remaining part of the tenure.

The Board of Directors, in consultation with the audit committee, may alter and vary the terms and conditions of appointment, including remuneration, in such manner and to such extent as may be mutually agreed with the statutory auditors.

Considering the evaluation of the past performance, experience and expertise of Deloitte and based on the recommendation of the audit committee, it is proposed to appoint Deloitte as statutory auditors of the Company for a second term of five consecutive years till the conclusion of the 46th AGM of the Company in terms of the aforesaid provisions.

Brief profile of Deloitte

Deloitte Haskins & Sells was constituted in 1997 and was converted to a Limited Liability Partnership, Deloitte Haskins & Sells LLP ("DHS LLP" or "Firm"), in November 2013. DHS LLP is registered with the Institute of Chartered Accountants of India (Registration No. 117366W/W-100018). The Firm has around 4000 professionals and staff. DHS LLP has offices in Mumbai, Delhi, Kolkata, Chennai, Bangalore, Ahmedabad, Hyderabad, Coimbatore, Kochi, Pune, Jamshedpur and Goa. The registered office of the Firm is One International Center, Tower 3, 27th to 32nd Floor, Senapati Bapat Marg, Elphinstone Road (West), Mumbai - 400013, Maharashtra, India. The Firm has been engaged in statutory audits of some of the large companies in the technology sector.

None of the Directors and Key Managerial Personnel of the Company and their respective relatives are concerned or interested, financially or otherwise, in passing the proposed Resolution.

The Board recommends the resolution set forth in item no. 4 for the approval of members.

Item no. 5 – Reappointment of D. Sundaram as an independent director

D. Sundaram was appointed as an independent director of the Company pursuant to Section 149 of the Companies Act, 2013, read with the Companies (Appointment and Qualification of Directors) Rules, 2014, by the members at the AGM held on July 14, 2017, to hold office up to July 13, 2022. He is due for retirement from the first term as an independent director on July 13, 2022. The nomination and remuneration committee, at its meeting held on April 12, 2022, after taking into account the performance evaluation of D. Sundaram during his first term of five years and considering his knowledge, acumen, expertise, experience and substantial contribution and time commitment, has recommended to the Board his reappointment for a second term of five years. The nomination and remuneration committee has considered his diverse skills, leadership capabilities, expertise in governance and finance, risk management and vast global business experience, among others, as being key requirements for this role. In view of the above, the nomination and remuneration committee and the Board are of the view that D. Sundaram possesses the requisite skills and capabilities, which would be of immense benefit to the Company, and hence, it is desirable to reappoint him as an independent director.

Based on the recommendation of the nomination and remuneration committee, the Board, at its meeting held on April 13, 2022, has recommended the reappointment of D. Sundaram as an independent director, not liable to retire by rotation, for a second term of five years effective July 14, 2022 to July 13, 2027.

In accordance with the provisions of Section 149 of the Companies Act, 2013, an independent director may hold office for two terms up to five consecutive years each.

D. Sundaram fulfills the requirements of an independent director as laid down under Section 149(6) of the Companies Act, 2013, and Regulation 16 of the LODR Regulations.

The Company has received all statutory disclosures / declarations from D. Sundaram, including (i) consent in writing to act as director in Form DIR-2, pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014 ("the Appointment Rules"), (ii) intimation in Form DIR-8 in terms of the Appointment Rules to the effect that he is not disqualified under sub-section (2) of Section 164 of the Act, and (iii) a declaration to the effect that he meets the criteria of independence as provided in sub-section (6) of Section 149 of the Companies Act, 2013. The Company has also received a notice under Section 160 of the Companies Act, 2013 from a member, intending to nominate D. Sundaram to the office of independent director.

In the opinion of the Board and based on its evaluation, D. Sundaram fulfils the conditions specified in the Companies Act, 2013 and Rules made thereunder and LODR Regulations for his reappointment as an independent director of the Company and he is independent of the Management of the Company. A copy of the draft letter for the reappointment of D. Sundaram setting out the terms and conditions is available for electronic inspection without any fee by the members.

The resolution seeks the approval of members for the reappointment of D. Sundaram as an independent director of the Company effective July 14, 2022 up to July 13, 2027, pursuant to Sections 149, 152 and other applicable provisions of the Act and the Rules made thereunder (including any statutory modification(s) or re-enactment(s) thereof) and his office shall not be liable to retire by rotation.

No director, key managerial personnel or their relatives except D. Sundaram, to whom the resolution relates, is interested in or concerned, financially or otherwise, in passing the proposed resolution set out in item no. 5.

The Board recommends the resolution set forth in item no. 5 for the approval of members.

Item no. 6 – Reappointment of Salil S. Parekh, Chief Executive Officer and Managing Director of the Company, and approval of the revised remuneration payable to him

Salil is currently the Chief Executive Officer and Managing Director ("CEO and MD") of the Company. He was appointed as the CEO and MD of the Company for a period of 5 (five) years effective January 2, 2018, till January 1, 2023.

Based on the strong performance of the Company and increase in shareholder value, under the leadership of Salil and other key factors as elaborated below, the Committee considered it appropriate to recommend to the Board reappointment of Salil as CEO and MD of the Company, commencing on July 1, 2022 and ending on March 31, 2027 ("the Proposed Term") on the terms and conditions, including the remuneration payable to Salil as contained in this explanatory statement.

Accordingly, the Board, based on the recommendation of the Committee, at its meeting held on May 21, 2022, has approved the reappointment of Salil as CEO and MD of the Company for the Proposed Term on the terms and conditions including the remuneration as stated in this explanatory statement, and for this purpose, has approved the execution of the New Employment Agreement for the reappointment of Salil, effective July 1, 2022, subject to necessary approvals as may be required under applicable laws.

The key factors that were considered by the Committee for recommending the reappointment for the Proposed Term, on the terms and conditions including the remuneration, are given below:

i. Under Salil's leadership [1], the Company's Total Shareholder Return (TSR) was an impressive 314%, the highest among peers [2], and was well above the TSR (in INR) of benchmark indices of NIFTY at 77% and S&P 500 at 117%. The Company's market capitalization increased during his tenure by ~ ₹5,77,000 crore (~US $69 billion). In comparison, during the preceding four-year period, prior to the appointment of Salil, the Company's TSR was 30% as compared to the peers' median TSR of 47%.
ii. The revenue growth of the Company under Salil's leadership has accelerated and grown from ₹70,522 crore (fiscal 2018) to ₹1,21,641 crore (fiscal 2022), a CAGR of 15% (prior four years CAGR 9%) and the profits have also increased from ₹16,029 crore to ₹22,110 crore.
iii. These results were delivered under the Navigating your Next strategy, led by Salil, comprising Scaling digital revenue, Accelerating the core, Localization and Reskilling, which has resulted in an increased market share in a highly competitive environment. The Company has executed its market-differentiating strategy by more than doubling the share of digital revenue from 25.5% (fiscal 2018) to 57.0 % (fiscal 2022) and is now considered a leading digital company with industry analysts rating it as a leader in 32 categories. The Company has signed large deals with a total value of ~ US $39 billion for the four-year period from fiscal 2019 to fiscal 2022. As part of its strategy execution, the Company also launched Infosys Cobalt™ – a set of services, solutions and platforms to accelerate the cloud journey for enterprises [3].
iv. The strength and stability of leadership across the organization, increase in number of US $100 million clients from 20 in fiscal 2018 to 38 in fiscal 2022, strategic Mergers & Acquisitions, successful implementation of the new Capital Allocation Policy [4], path-breaking ESG 2030 [5] vision and seamless navigation of the uncertainties of the COVID-19 pandemic while converting challenges into business opportunities have all been drivers of significant long-term shareholder value creation, under the leadership of Salil.

(1) From January 2, 2018, to March 31, 2022
(2) For purposes of this explanatory statement, the Company's peers are Accenture plc, Cognizant Technology Solutions Corporation, DXC Technology Company, Tata Consultancy Services Limited, Wipro Limited, Tech Mahindra, Capgemini, HCL Technologies Limited, International Business Machines Corporation, and Atos SE ("peers") as defined in Infosys Expanded Stock Ownership Program, 2019.
(3) https://www.infosys.com/newsroom/press-releases/2020/infosys-cobalt-accelerating-enterprise-cloud.html
(4) https://www.infosys.com/investors/corporate-governance/documents/capital-allocation-policy.pdf
(5) https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/index.html

v. In the interest of the Company and its stakeholders, securing the continuity and stability of the current leadership is critical. Therefore, the Committee considered it appropriate to recommend to the Board the reappointment of Salil for another term as CEO and MD commencing on July 1, 2022 and ending on March 31, 2027.

vi. The Committee has also recommended a revised compensation structure considering that Salil is not a first-time CEO and MD, as he was at the time of his initial appointment. Salil is the CEO of Infosys, a globally listed entity and has demonstrated successful business and overall performance since his appointment. This growth is accompanied by an increase in the total number of employees from 2,04,107 to 3,14,015 during his tenure. The Company competes with global peers, particularly in North America and Europe, with almost 87% of the Company's revenue coming from these geographies, and therefore, Salil's remuneration has to be determined keeping in view international benchmarks. Salil's proposed total target remuneration vis-à-vis the remuneration most recently paid to CEOs of the peers (based on publicly available information as analyzed by the Company's external advisors Egon Zehnder) would be around the median. For this analysis, the Company's peers are Accenture plc, Cognizant Technology Solutions Corporation, DXC Technology Company, Tata Consultancy Services Limited, Wipro Limited, Tech Mahindra, Capgemini, HCL Technologies Limited, International Business Machines Corporation, and Atos SE as defined in the Infosys Expanded Stock Ownership Program, 2019.

vii. A summary comparison of his current remuneration terms and the proposed terms and conditions of his annual remuneration are as follows (all numbers are in ₹ crore):

Category and performance metrics	Current terms	Proposed terms	Vesting schedule in proposed terms
Fixed cash compensation	6.50	**8.00**	NA
Time-based RSU under the 2015 Plan	3.25	**3.00**	Equal vesting over three years
Total fixed compensation	9.75	**11.00**	
Variable cash compensation (operating metrics as determined by the Committee)	9.75	**17.00**	NA Annual payout
Performance equity grant (strategic metrics as determined by the Committee) under the 2015 Plan	13.00	**34.75**	Annual vesting (refer to clause (B).4 below)
Performance equity grant RSU (metrics as approved by shareholders) under the 2019 Plan	10.00	**10.00**	Annual vesting (refer to clause (B).5 below)
Performance equity grant ESG metrics (as determined by the Committee) under 2015 Plan	0.00	**2.00**	Annual vesting (refer to clause (B).6 below)
Performance equity grant – Long-term TSR metrics under 2015 Plan	0.00	**5.00**	Cliff vesting (refer to clause (B).7 below)
Total performance-based remuneration	32.75	**68.75**	
Total remuneration	42.50	**79.75**	
The Company issues Restricted Stock Units (RSUs) and / or Performance-based Restricted Stock Units (PSUs) under the Infosys Limited 2015 Incentive Compensation Plan ("2015 Plan") and the Infosys Expanded Stock Ownership Program ("2019 Plan"), respectively.			


Fixed pay
15%
Time-based stocks
8%
77%
Performance-based compensation
Variable pay
23%
Performance-based stocks
54%
Fixed rewards
Performance-based rewards

Current remuneration


Fixed pay
10%
Time-based stocks
4%
86%
Performance-based compensation
Variable pay
21%
Performance-based stocks
65%
Fixed rewards
Performance-based rewards

Proposed remuneration

It is important to note the following:

The Company's compensation philosophy is to ensure alignment of executive compensation with shareholder value [6]. Accordingly, almost 97% of the increase in Salil's proposed annual remuneration is linked to performance. Under the revised remuneration, Salil's fixed compensation (fixed pay and time-based RSUs) shall constitute less than 15% of this total compensation at target (compared to 23% under his current terms). Additionally, 70% of Salil's performance-based compensation is given in the form of RSU or PSU grants and therefore is predicated on the performance of the Company's share price.

It is pertinent to note that Salil will be granted ~2,21,000 PSUs (₹34.75 crore) [7] for the fiscal 2023 performance, which is a similar number to the 2,17,200 [8] (adjusted for bonus shares) PSUs (₹13 crore) that was granted in his first year of appointment. This vividly reflects the substantial value accretion to the Company's share price.

All the performance metrics against which the compensation will be paid have been individually outlined below and will align Salil to build a strong and sustainable business enabling consistent and superior value creation for shareholders.

It may be noted that any comparison of CEO salary to the median remuneration of employees of the Company should be seen in the context of the Company's strong performance and stock price growth [9]. Under the Company's general pay structure, equity awards are only granted to senior employees so that most employees at the Company have fixed compensation that is not at risk. When the Company's stock price performs well, the equity awards have greater value making such comparison seem larger. Accordingly, the amounts Salil realized from his equity award have been higher than targeted values.

Remuneration detail:

(A) Fixed compensation

1. **Fixed cash compensation:** An annual salary of INR Eight crore (₹8,00,00,000) will be payable as remuneration for his services ("the Fixed Pay"). The Fixed Pay will be paid monthly in accordance with the Company's normal payroll practices. Annual increments to fixed cash compensation of up to 7% will be determined by the Board or Committee on an annual basis at its sole discretion. However, while determining the annual increments, the Board or the Committee will consider factors like inflation, general increases recommended for other executives and the business context.
2. **Time-based RSUs:** An annual grant of Restricted Stock Units (RSUs) covering the Company's equity shares ("Shares"), having a value equal to INR Three crore (₹3,00,00,000). Each time-based equity grant shall vest in three equal tranches on the first, second, and third anniversary of the grant date.

(B) Variable compensation

3. **Variable cash compensation:** An annual variable pay of INR Seventeen crore (₹17,00,00,000) ("Variable Pay") shall be payable at the end of financial year 2023 and in subsequent years, during the Proposed Term of his appointment, subject to the Company's achievement of certain targets as determined by the Board or its Committee from time to time (the "Target Variable Pay"). The Variable Pay for a particular financial year shall not exceed 125% of the Target Variable Pay ("Maximum Variable Pay"). The achievement targets cover revenue growth, operating margin and such other annual parameters as decided by the Committee. Annual increments to variable cash compensation of up to 7% will be determined by the Board or Committee on an annual basis at its sole discretion. However, while determining the annual increments, the Board or the Committee will consider factors like inflation, general increases recommended for other executives and the business context.
4. **Performance equity grant under the Infosys Limited 2015 Incentive Compensation Plan:** An annual performance-based RSU grant under the Infosys Limited 2015 Incentive Compensation Plan, covering Shares having a value equal to INR Thirty four crore seventy five lakh (₹34,75,00,000). These shares will vest annually based on the achievement of certain strategic milestones at the end of each financial year, the first of which shall conclude on March 31, 2023. The strategic milestones include those related to organizational development, quality of revenue and such other appropriate measures as determined by the Board or its Committee annually. For instance, for fiscal 2022, some of the metrics used to determine the performance under these criteria were the growth in digital revenue, number of US $50 million and US $100 million clients, employee engagement scores, and stability in the Company's leadership. These grants shall be issued under the 2015 Plan.

(6) https://www.infosys.com/investors/corporate-governance/documents/nomination-remuneration-policy.pdf
(7) Estimated based on the share price as on April 30, 2022. The actual number of shares to be issued based on share price as on the date of the grant, post shareholders' approval
(8) 1,08,600 shares were granted on May 2, 2018 and bonus shares of 1,08,600 were credited on September 5, 2018.
(9) As disclosed in our Integrated Annual Report 2021-22, the ratio of Median Remuneration of Employees of CEO to median employee is 229 (excluding stock-based compensation) and 872 (including stock-based compensation).

The details of the indicative performance metrics are as under:

Category	Weightage	Indicative KPIs
Quality of revenue	Up to 50%	Growth of digital revenue; Growth of cloud services; Total Contract Value (TCV) from large deals; Revenue from new accounts; Growth of US $50 million and US $100 million accounts; Other goals that may be decided by the Board or its Committee from time to time.
Organization development goals	Up to 50%	Employee satisfaction scores; Leadership attrition; Succession plan for key roles; and such other goals, including qualitative measures, that may be decided by the Board or its Committee from time to time.
Any other areas as determined by the Board or its Committee	Up to 50%	

5. **2019 annual performance equity grant under the Infosys Expanded Stock Ownership Program 2019:** An annual performance-based RSU grant under the Infosys Expanded Stock Ownership Program 2019, covering Shares having a value equal to INR Ten crore (₹10,00,00,000). These shares will vest annually based on the Company's achievement of metrics as approved by shareholders in the 2019 Plan. These include relative TSR calculated against the peer group, relative TSR against the market's global and domestic indices and operating performance metrics of the Company. These grants will be issued under the 2019 Plan.
6. **Performance equity grant – ESG metrics under the Infosys Limited 2015 Incentive Compensation Plan:** An annual performance-based RSU grant under the Infosys Limited 2015 Incentive Compensation Plan covering Shares having a value equal to INR Two crore (₹2,00,00,000). These shares will vest annually based on the achievement of certain milestones related to Environmental, Social, and Governance (ESG) priorities as determined by the Board or its Committee and in line with the ESG Vision 2030 [10]. These grants will be issued under the 2015 Plan.
7. **Performance equity grant – Long-term TSR metrics under the Infosys Limited 2015 Incentive Compensation Plan:** An annual grant covering Shares having a value equal to INR Five crore (₹5,00,00,000). The number of shares that will vest under the long-term TSR-based PSU grant shall be calculated in two tranches: (i) the first vesting will happen after March 31, 2025, for all the grants made during the financial years ending March 31, 2023, March 31, 2024, and March 31, 2025. These will vest based on the cumulative TSR for the three-year period; (ii) the second vesting will happen on or after March 31, 2027, for the grants made during the financial years ending March 31, 2026 and March 31, 2027. These will vest based on the cumulative TSR for the two-year cumulative period.

   The RSUs granted under this category shall vest based on the following performance parameters with each having 50% weightage:

   i. Relative TSR against a peer comparator group of not less than eight comparators which will be identified by the Committee from a basket of the following 10 industry peers which include Indian and global companies such as Accenture, DXC technologies, Wipro, TCS, Cognizant, IBM, Capgemini, Tech Mahindra, Atos and HCL.

      In case of delisting of any of the above-mentioned peer group companies during the performance measurement period, the Committee is entitled to include an additional peer set company to the comparator group.

   ii. Relative TSR against broader market domestic and global indices comprising Nifty 50, S&P 500 and MSCI index.

   Shares will vest based on the Company's performance on Relative TSR in (i) and (ii) above as follows:

   - If it ranks in the 75th percentile and above, then a maximum of 100% of the RSUs due for vesting will vest;
   - If it ranks in the 50th to 75th percentile, then the RSUs due for vesting will vest proportionately on a linear scale between 60% to 100%, and the balance will lapse;
   - If it ranks below the 50th percentile, then no RSUs due for vesting will vest.

   For purposes of this section, value of a Share subject to an award of RSUs will be the closing trading price of the applicable Share on the National Stock Exchange of India Limited on the grant date. The vesting and other terms of each grant made under this section shall be subject to the Company's 2015 Plan or 2019 Plan and any agreements evidencing the award under the respective plans, and as determined by the Board or its Committee, in its sole discretion, from time to time.

   All the RSUs and PSUs are subject to the achievement of milestones as set out in respective paragraphs above. Any RSUs or PSUs that do not vest as a result of the failure of the Company to meet the milestones shall be forfeited. Further, for a grant to vest, Salil must be employed with the Company on March 31 of the relevant financial year and RSUs and PSUs will continue to vest for a period of 90 days from the date of retirement as per the Company policy.

(10) https://www.infosys.com/content/dam/infosys-web/en/about/corporate-responsibility/esg-vision-2030/index.html

Other key terms

1. **Term:** Unless terminated earlier or extended later by the parties pursuant to the Existing Employment Agreement, the Existing Employment Agreement shall terminate on the earlier of (a) January 2, 2023 or (b) on receipt of the shareholder approval of the New Employment Agreement effective July 1, 2022. The New Employment Agreement shall expire on March 31, 2027. To the extent the effectiveness of the New Employment Agreement is subject to shareholder approval, the Existing Employment Agreement shall remain in force till the shareholder approval is received.
2. **Retirement:** Salil will retire from the Company at the end of the Proposed Term on March 31, 2027.
3. **Notice period:** Each party agrees to provide ninety (90) days' notice prior to terminating the agreement for reasons other than cause or for good reason. The Company may, in its sole and exclusive discretion, satisfy its notice period obligation by either providing Salil with the equivalent of (a) ninety (90) days of his Fixed Pay, (b) an amount equal to ninety (90) days of Variable Pay (which shall mean the average monthly Variable Pay paid over the last immediately twelve (12) months prior to the termination date) and (c) other compensation and benefits that he would have earned during the notice period had he remained employed during such notice period, including continued vesting of Shares during the notice period, previously granted to him as stock compensation or (d) placing him on "garden leave" for the duration of the notice period.
4. **Severance:** If during the employment term, (i) the Company terminates Salil's employment other than for cause (excluding as a result of his death or disability) or (ii) if Salil resigns for good reason, he will be entitled to receive a severance amount (less all applicable withholdings) equal to fifty percent (50%) of the Fixed Pay and fifty percent (50%) of the last paid out annual Variable Pay. In addition, the Company shall accelerate the vesting of each of his then outstanding, time-based equity grants that would have vested over the six (6) months following the termination date but for his termination; provided, however, that there shall be no accelerated vesting of any other equity grants.
5. **Insurance:** His insurance will be covered under the Company's health insurance scheme and the Company's life insurance scheme as applicable.
6. **Non-compete:** Salil agrees he will not work with the named competitors for a period of six (6) months from date of separation with the Company.
7. **Employee benefits:** During the term of his employment, Salil will be entitled to participate in the employee benefit plans currently and hereafter maintained by the Company of general applicability to other employees of the Company.
8. **Vacation:** Salil will be entitled to paid vacation in accordance with the Company's vacation policy.
9. **Expenses:** The Company will reimburse Salil for reasonable travel, entertainment or other expenses incurred in accordance with the Company's expense reimbursement policy for whole-time directors.
10. **Minimum and maximum remuneration:** Should Salil fail to achieve minimum performance targets, his remuneration as proposed will be INR Eight crore (₹8,00,00,000) annually of Fixed Pay and INR Three crore (₹3,00,00,000) of time-based annual equity grant.
11. **Clawback:** The entire remuneration of Salil is subject to clawback provisions that may result in Salil being required to return such compensation in accordance with the recoupment policy and / or the New Employment Agreement.
12. **Variation:** Any variation to the terms and conditions of his appointment and remuneration, including Fixed pay, Variable pay, and Stock compensation, will be subject to review and approval of the Board (or its Committee) and the shareholders (if applicable) in accordance with the applicable law, including the Companies Act, 2013 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.
13. **Qualification:** Salil's employment is conditioned on his representation that he is not disqualified or prevented from acting as a director and / or MD on the Board of the Company, under applicable law including the Companies Act, 2013; SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and that there are no other restrictions, such as a non-compete or non-solicitation agreement.
14. **Duties:** Salil shall perform such duties as shall from time to time be entrusted to him by the Board, subject to superintendence, guidance and control of the Board.

The Company has received all statutory disclosures / declarations from Salil, including (i) consent in writing to act as director in Form DIR-2, pursuant to Rule 8 of the Companies (Appointment & Qualification of Directors) Rules, 2014 ("the Appointment Rules"), (ii) intimation in Form DIR-8 in terms of the Appointment Rules to the effect that he is not disqualified under sub-section (2) of Section 164 of the Act, and the Company has also received a notice under Section 160 of the Companies Act, 2013 from a member, intending to nominate Salil to the office of CEO and MD. A copy of the draft agreement with Salil that sets out the terms and conditions of reappointment is available for electronic inspection without any fee by the members.

No director, key managerial personnel or their relatives except Salil, to whom the resolution relates, is interested in or concerned, financially or otherwise, in passing the proposed resolution set out in item no. 6.

The Board recommends the resolution set forth in item no. 6 for the approval of members.

Additional information on directors recommended for appointment / reappointment as required under Regulation 36 of the LODR Regulations and applicable Secretarial Standards



Nandan M. Nilekani
Chairman

Nandan M. Nilekani (Nandan) is the Chairman of Infosys Limited, which he co-founded in 1981, and EkStep, a not-for-profit effort to create a learner-centric, technology-based platform to improve basic literacy and numeracy for millions of children. He was previously the Chairman of the Unique Identification Authority of India (UIDAI) in the rank of a Cabinet Minister.

Nandan received his bachelor's degree from IIT, Bombay. Fortune Magazine conferred on him the title of "Asia's Businessman of the Year – 2003". In 2005, he received the prestigious Joseph Schumpeter Prize for innovative services in economy, economic sciences and politics. In 2006, he was awarded the Padma Bhushan. The same year, he was named Businessman of the Year by Forbes Asia. Time magazine listed him as one of the 100 most influential people in the world in 2006 and 2009. Foreign Policy magazine listed him as one of the Top 100 Global Thinkers in 2010. He won The Economist Social & Economic Innovation Award for his leadership of India's unique identification initiative (Aadhaar). In 2017, he received the Lifetime Achievement Award from E&Y. CNBC-TV18 conferred the India Business Leader award for outstanding contribution to the Indian economy in 2017 and he also received the 22nd Nikkei Asia Prize for Economic & Business Innovation 2017. He is the author of *Imagining India* and co-authored with Viral Shah his second book, *Rebooting India: Realizing a Billion Aspirations* and his third book with Tanuj Bhojwani, *The Art of Bitfulness: Keeping Calm in the Digital World* released in January 2022.

Age: 66 years

Nature of expertise in specific functional areas: Financial, Diversity, Global Business, Cybersecurity, Strategy, Leadership, Information Technology, Board Service and Governance, Sales and Marketing, Mergers & Acquisitions, Risk Management, and Sustainability and ESG

Disclosure of inter-se relationships between directors and key managerial personnel: None

Listed entities (other than the Infosys Group) in which Nandan M. Nilekani holds directorship and committee membership: Nil

Listed entities from which Nandan M. Nilekani has resigned in the past three years: Nil

Shareholding in the Company as on May 21, 2022:

Name	Category	No. of equity shares held
Nandan M. Nilekani	Director	40,783,162
Rohini Nilekani	Relative (Spouse)	34,335,092
Nihar Nilekani	Relative (Son)	12,677,752
Janhavi Nilekani	Relative (Daughter)	8,589,721

Remuneration proposed to be paid: Nandan M. Nilekani voluntarily chose not to receive any remuneration for his services rendered to the Company.

Key terms and conditions of reappointment: As per the resolution at Item no. 3 of this Notice. Nandan M. Nilekani's office as director shall be subject to retirement by rotation.

Date of first appointment to the Board, last drawn remuneration and number of Board meetings attended: Nandan M. Nilekani was first appointed to the Board in 1981. He ceased to be a member of the Board on July 9, 2009. He was unanimously appointed as a member and chairman of the Board effective August 24, 2017. He voluntarily chose not to receive any remuneration for his services rendered to the Company. Details pertaining to his appointment, remuneration, and number of meetings attended are provided in the Corporate governance report of the Integrated Report 2021-22.



D. Sundaram
Independent Director

D. Sundaram's experience spans corporate finance, business performance, monitoring operations, governance, mergers & acquisitions, talent / people management and strategy. Sundaram joined Hindustan Unilever Limited (the Indian subsidiary of Unilever PLC) as Management Trainee in June 1975, and served in various capacities as Corporate Accountant, Commercial Manager and Treasurer till 1990. He was seconded to Unilever, London as Commercial Officer for Africa and Middle East Group between 1990 and 1993. He was the Commercial Manager of TOMCO integration team in 1993-94. He was CFO of Brooke Bond Lipton India from 1994 to 1996 and served in Unilever London between 1996 and 1999, as Senior Vice President (Finance, IT and Strategy) for South Asia and Middle East. In April 1999, he returned to HUL's Board as Finance & IT Director. Sundaram was elevated as Vice Chairman and CFO of HUL in April 2008. In all, Sundaram has more than 34 years of experience with Hindustan Unilever. He is a two-time winner of the prestigious "CFO of the Year for FMCG Sector" award by CNBC TV18 (2006 and 2008). He was awarded as the "Best Independent Director Award" for the year 2019 by the Asian Center for Corporate Governance & Sustainability.

Sundaram is a Postgraduate in Management Studies (MMS), Fellow of the Institute of Cost and Accountants, and has done Harvard Business School's Advanced Management Programme (AMP). Sundaram has served as an independent director on the board of State Bank of India, between January 2009 and June 2014. He currently serves as an independent director on the boards of the Listed Companies, GSK Pharma India, Crompton Greaves Consumer Electricals Limited and ACC Limited.

Age: 69 years

Nature of expertise in specific functional areas: Finance, Diversity, Global business, Leadership, Mergers & Acquisition, Board services and governance, Sustainability and ESG, Risk management, Information Technology and Cybersecurity.

Disclosure of inter-se relationships between directors and key managerial personnel: Nil

Listed entities (other than the Infosys Group) in which D. Sundaram holds directorship and committee membership:

As per the LODR Regulations an independent director may hold Directorships in seven listed Companies. Sundaram holds 4 Independent Directorships, which is significantly lower than the limit prescribed under the LODR Regulations.

The details of directorships/ Committee memberships in listed Companies are as below

Directorships	Committee memberships	Committee chairmanships
GlaxoSmithKline Pharmaceuticals Limited	Nomination and remuneration committee	Audit committee, risk management committee
Crompton Greaves Consumer Electricals Limited	1. Corporate Social Responsibility committee, 2. Nomination and remuneration committee 3. Stakeholders relationship and share transfer committee	Audit committee, risk management committee
ACC Limited	Compliance committee	Audit committee and Risk committee

Listed entities from which D. Sundaram has resigned in the past three years:

Name of the Company	Date of resignation
TVS Electronics Limited	August 8, 2020

Shareholding in the Company as on May 21, 2022: Nil

Skills and Capabilities: As per the resolution at Item no. 5 of this Notice, read with the explanatory statement thereto.

Remuneration proposed to be paid: Shareholders at the 34th AGM held on June 22, 2015 approved a sum not exceeding 1% of the net profit of the Company per annum, calculated in accordance with the provisions of Section 198 of the Companies Act, 2013, to be paid and distributed among some or all of the non-executive directors of the Company in a manner decided by the Board. Independent directors are paid remuneration as per the criteria set by the Board from time to time in accordance with the shareholders' approval at the 34th AGM.

Key terms and conditions of reappointment: As per the resolution at Item no. 5 of this Notice, read with the explanatory statement thereto.

Date of first appointment to the Board, last drawn remuneration and number of Board meetings attended: D. Sundaram was first appointed to the Board on July 14, 2017. The details of remuneration drawn and number of meetings attended are provided in the Corporate governance report section of the Integrated Report 2021-22.



Salil S. Parekh
Chief Executive Officer and Managing Director

Salil has been the Chief Executive Officer and Managing Director of Infosys since January 2018 and has successfully led the Company over the last four years.

Salil, as Chief Executive Officer and Managing Director, sets and evolves the strategic direction for the Company and its portfolio of offerings, while nurturing a strong leadership team to drive its execution.

Salil has more than 30 years of global experience in the IT services industry with a strong track record of driving digital transformation for enterprises, executing business turnarounds, and managing successful acquisitions. Earlier, Salil was a member of the Group Executive Board at Capgemini, where he held several leadership positions for 25 years. Salil was also a Partner at Ernst & Young and is widely credited for bringing scale and value to the Indian operations of the consultancy firm. He holds Master of Engineering degrees in Computer Science and Mechanical Engineering from Cornell University, and a Bachelor of Technology degree in Aeronautical Engineering from the Indian Institute of Technology, Bombay.

Age: 57 years

Nature of expertise in specific functional areas: Information Technology, Leadership, Strategy, Board service and governance, Financial, Diversity, Global business, Sales and marketing, Cybersecurity, Mergers & Acquisition, Risk management and Sustainability & ESG

Disclosure of inter-se relationships between directors and key managerial personnel: None

Listed entities (other than the Infosys Group) in which Salil holds directorship and committee membership: Nil

Listed entities from which Salil has resigned in the past three years: Nil

Remuneration proposed to be paid: As per the resolution at Item no. 6 of this Notice read with explanatory statement thereto.

Key terms and conditions of reappointment: As per the resolution at Item no. 6 of this Notice read with explanatory statement thereto.

Date of first appointment to the Board, last drawn remuneration and number of Board meetings attended: Salil was first appointed to the Board on January 2, 2018, as Chief Executive Officer and Managing Director. The details pertaining to his appointment, remuneration, and number of meetings attended are provided in the Corporate Governance report section of the Integrated Annual Report 2021-22.

Instructions for participation through VC

Please follow the below steps for registration and participation

<table>
<tr><td>Step 1:</td><td>Access the VC portal by clicking this link https://agm.onwingspan.com/InfosysAGM or you could also join the AGM by visiting the investor page on our Company's website, www.infosys.com</td><td rowspan="2">System requirements for best VC experience
Internet connection: Broadband, wired or wireless (3G or 4G/LTE), with a speed of 5 Mbps or more
Microphone and speakers: Built-in or USB plug-in or wireless Bluetooth
Browser
Google Chrome: Version 90 or latest
Mozilla Firefox: Version 90 or latest
Microsoft Edge Chromium: Version 90 or latest
Safari: Version 12 or latest
Internet Explorer: Not Supported
Helpline numbers
+91-80- 4156 5555
+91-80- 4156 5777</td></tr>
<tr><td>Step 2:</td><td>Log in to join the VC session by using your DP ID and Client ID / Folio Number together with your PAN
a) Members with NSDL account: 8-character DP ID followed by 8-digit Client ID
(For example, if your DP ID is IN300*** and Client ID is 12******, then your user ID is IN300***12******).
b) Members with CDSL account: 16-digit Beneficiary ID (For example, if your Beneficiary ID is 12**************, then your user ID is 12**************).
c) Members with physical folio: ITL + Folio Number registered with the Company
(For example, if your Folio Number is 0*****, then your user ID is ITL0*****)</td></tr>
<tr><td></td><td colspan="2">Note: Institutional / corporate shareholders are required to upload the Board Resolution / Authorization Letter authorizing its representatives to attend the AGM through VC.</td></tr>
<tr><td>Step 3:</td><td colspan="2">Click 'Enter' to join the virtual AGM</td></tr>
<tr><td>Step 4:</td><td colspan="2">Members can post questions either through chat or the video feature available in the VC. Members can exercise these options once the floor is open for shareholder queries.</td></tr>
<tr><td>Step 5:</td><td colspan="2">Members who have not cast their vote on the resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through the e-voting system during the AGM by following the 'Instructions for e-voting'.</td></tr>
</table>

General guidelines for VC participation

i. Members may note that the 41st AGM of the Company will be convened through VC in compliance with the applicable provisions of the Companies Act, 2013, read with the Circulars. The facility to attend the meeting through VC will be provided by the Company. Members may access the same at https://agm.onwingspan.com/InfosysAGM.

ii. The facility of joining the AGM through VC / OAVM will be opened 60 minutes before the scheduled start time of the AGM and will be available for members on a first-come-first-served basis.

iii. The Company reserves the right to limit the number of members asking questions depending on the availability of time at the AGM.

iv. Members can participate in the AGM through their desktops / smartphones / laptops etc. However, for better experience and smooth participation, it is advisable to join the meeting through desktops / laptops with high-speed internet connectivity.

v. Please note that participants connecting from mobile devices or tablets, or through laptops via mobile hotspot may experience audio / video loss due to fluctuation in their respective networks. It is therefore recommended to use a stable Wi-Fi or LAN connection to mitigate any of the aforementioned glitches.

Instructions for e-voting

The details of the process and manner for remote e-voting and voting during the AGM are explained below:

Step 1: Access to the NSDL e-voting system

Step 2: Cast your vote electronically on NSDL e-voting system.

Step 1: Access to the NSDL e-voting system

A) **Login method for e-voting and voting during the meeting for individual shareholders holding securities in demat mode**

In terms of the SEBI circular dated December 9, 2020 on the e-voting facility provided by listed companies and as part of increasing the efficiency of the voting process, the e-voting process has been enabled to all individual shareholders holding securities in demat mode to vote through their demat account maintained with depositories and depository participants. Shareholders are advised to update their mobile number and email ID in their demat accounts to access e-voting facility.

Login method for individual shareholders holding securities in demat mode is given below:

Type of shareholders	Login method
Individual shareholders holding securities in demat mode with NSDL	I. NSDL IDeAS Facility **If you are already registered for the NSDL IDeAS facility,** 1. Please visit the e-Services website of NSDL. Open the web browser by typing the following URL: https://eservices.nsdl.com/ either on a personal computer or mobile phone. 2. Once the homepage of e-Services is launched, click on the "Beneficial Owner" icon under "Login", available under the "IDeAS" section. 3. A new screen will open. You will have to enter your user ID and password. After successful authentication, you will be able to see e-voting services. 4. Click on "Access to e-voting" under e-voting services and you will be able to see the e-voting page. 5. Click on options available against company name or e-voting service provider – NSDL and you will be redirected to the NSDL e-voting website for casting your vote during the remote e-voting period or voting during the meeting. **If the user is not registered for IDeAS e-Services,** 1. The option to register is available at https://eservices.nsdl.com. 2. Select "Register Online for IDeAS" or click on https://eservices.nsdl.comSecureWeb/IdeasDirectReg.jsp 3. Upon successful registration, please follow steps given in points 1-5 above. II. E-voting website of NSDL 1. Visit the e-voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a personal computer or mobile phone. 2. Once the homepage of e-voting system is launched, click on the "Login" icon, available under the "Shareholder / Member" section. 3. A new screen will open. You will have to enter your User ID (i.e. your 16-digit demat account number held with NSDL), Password / OTP and a verification code as shown on the screen. 4. After successful authentication, you will be redirected to the NSDL Depository site wherein you can see the e-voting page. Click on options available against company name or e-voting service provider – NSDL and you will be redirected to the e-voting website of NSDL for casting your vote during the remote e-voting period or voting during the meeting. 5. Shareholders / members can also download NSDL Mobile App 'NSDL Speede' facility by scanning the QR code mentioned below for seamless voting experience.

Type of shareholders	Login method
	NSDL Mobile App is available on App Store Google Play
Individual shareholders holding securities in demat mode with CDSL	1. Existing users who have opted for Easi / Easiest can log in using their user ID and password. The option to reach the e-voting page will be made available without any further authentication. The URL for users to log in to Easi / Easiest are https://web.cdslindia.com/myeasi/home/login or www.cdslindia.com and click on 'New System Myeasi'. 2. After successful login on Easi / Easiest, the user will be also able to see the e-voting menu. The menu will have links of the e-voting service provider (ESP) i.e. NSDL portal. Click on NSDL to cast your vote. 3. If the user is not registered for Easi / Easiest, the option to register is available at https://web.cdslindia.com/myeasi/Registration/EasiRegistration 4. Alternatively, the user can directly access the e-voting page by providing demat account number and PAN from a link in www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered mobile number and email as recorded in the demat account. After successful authentication, the user will be provided links for the respective ESP i.e. NSDL, where the e-voting is in progress.
Individual shareholders (holding securities in demat mode) logging in through their depository participants	1. You can also log in using the login credentials of your demat account through your depository participant registered with NSDL / CDSL for the e-voting facility. 2. Once logged in, you will be able to see the e-voting option. Once you click on the e-voting option, you will be redirected to the NSDL / CDSL depository site after successful authentication, wherein you can see the e-voting feature. 3. Click on the options available against company name or e-voting service provider-NSDL and you will be redirected to the e-voting website of NSDL for casting your vote during the remote e-voting period or voting during the meeting.

Important note: Members who are unable to retrieve User ID / Password are advised to use "Forgot User ID" and "Forgot Password" options available on the above-mentioned website.

Helpdesk for individual shareholders holding securities in demat mode for any technical issues related to login through depository i.e. NSDL and CDSL

Login type	Helpdesk details
Individual shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call the toll-free number: 1800 1020 990 or 1800 22 44 30
Individual shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or call 022- 23058738 or 022 23058542-43

B) **Login method for e-voting and voting during the meeting for shareholders other than individual shareholders holding securities in demat mode and shareholders holding securities in physical mode**

1. Visit the e-voting website of NSDL. Open the web browser by typing the following URL: https://www.evoting.nsdl.com/ either on a personal computer or on a mobile phone.
2. Once the homepage of the e-voting system is launched, click on the icon 'Login', available under 'Shareholder / Member'.
3. A new screen will open. You will have to enter your User ID, Password / OTP and a verification code as shown on the screen.
4. Alternatively, if you are registered for NSDL e-services i.e. IDeAS, you can log in at https://eservices.nsdl.com/ with your existing IDeAS login. Once you log in to NSDL e-services using your login credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically on NSDL e-voting system.
5. Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	**Your User ID is:**
a) For members who hold shares in demat account with NSDL	8-character DP ID followed by 8-digit Client ID For example, if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******.
b) For members who hold shares in demat account with CDSL	16-digit Beneficiary ID For example, if your Beneficiary ID is 12************** then your User ID is 12**************
c) For members holding shares in physical form	EVEN Number followed by Folio Number registered with the Company For example, if your Folio Number is 001*** and EVEN is 119918, then your User ID is 119918001***

6. Password details for shareholders other than individual shareholders are given below:

   a) If you are already registered for e-voting, then you can use your existing password to log in and cast your vote.

   b) If you are using NSDL e-voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' for the system to prompt you to change your password.

   c) How to retrieve your 'initial password'?

   If your email ID is registered in your demat account or with the Company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8-digit Client ID for your NSDL account, or the last 8 digits of your Client ID for CDSL account, or Folio Number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.
7. If you are unable to retrieve or have not received the 'Initial password' or have forgotten your password:

   a) Click on 'Forgot User Details / Password?' (If you hold shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

   b) Physical User Reset Password? (If you hold shares in physical mode) option available on www.evoting.nsdl.com.

   c) If you are still unable to get the password by the above two options, you can send a request to evoting@nsdl.co.in mentioning your demat account number / Folio Number, your PAN, your name and your registered address.

   d) Members can also use the OTP (One Time Password)-based login for casting their vote on the e-voting system of NSDL.
8. After entering your password, tick on "Agree with Terms and Conditions" by selecting on the check box.
9. Now, you will have to click on the 'Login' button.
10. After you click on the 'Login' button, the homepage of e-voting will open.

Step 2: Cast your vote electronically on NSDL e-voting system

1. After successfully logging in following Step 1, you will be able to see the EVEN of all companies in which you hold shares and whose voting cycle is in active status.
2. Select the EVEN of Infosys Limited, which is 119918.
3. Now you are ready for e-voting as the voting page opens.
4. Cast your vote by selecting the appropriate options i.e. assent or dissent, verify / modify the number of shares for which you wish to cast your vote and click on the 'Submit' and 'Confirm' buttons when prompted.
5. Upon confirmation, the message, 'Vote cast successfully', will be displayed.
6. You can also take a printout of the votes cast by you by clicking on the 'Print' option on the confirmation page.
7. Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

Process for procuring user ID and password for e-voting for those shareholders whose email IDs are not registered with the depositories / Company

1. Shareholders may send a request to evoting@nsdl.co.in for procuring user ID and password for e-voting.
2. If shares are held in physical mode, please provide Folio Number, name of member, scanned copy of the share certificate (front and back), PAN (self-attested scanned copy of PAN card), Aadhaar (self-attested scanned copy of Aadhaar Card)
3. In case shares are held in demat mode, please provide DP ID and Client ID (16-digit DP ID + Client ID or 16-digit beneficiary ID), name of member, client master or copy of consolidated account statement, PAN (self-attested scanned copy of PAN card), Aadhaar (self-attested scanned copy of Aadhaar Card).
4. If you are an individual shareholder holding securities in demat mode, you are requested to refer to the login method explained at Step 1 (A) i.e. Login method for e-voting and voting during the meeting for individual shareholders holding securities in demat mode.

General guidelines for e-voting

1. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF / JPG format) of the relevant Board resolution / authorization letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the Scrutinizer by e-mail to evoting@infosys.com with a copy marked to evoting@nsdl.co.in.

   Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) can also upload their Board Resolution / Power of Attorney / Authority Letter etc. by clicking on "Upload Board Resolution / Authority Letter" displayed under "e-Voting" tab in their login.
2. It is strongly recommended that you do not share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details / Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.
3. In case of any queries, you may refer to the Frequently Asked Questions (FAQs) for shareholders and the e-voting user manual for shareholders available in the download section of www.evoting.nsdl.com or call the toll-free number: 1800 1020 990 /1800 224 430, or send a request to evoting@nsdl.co.in, or contact Amit Vishal, Assistant Vice President, or Pallavi Mhatre, Senior Manager, National Securities Depository Ltd., at the designated email IDs: evoting@nsdl.co.in or AmitV@nsdl.co.in or pallavid@nsdl.co.in to get your grievances on e-voting addressed.

Information at a glance

Particulars	Details
Time and date of AGM	4:00 p.m. IST, Saturday, June 25, 2022
Mode	Video conference and other audio-visual means
Participation through video-conferencing	https://agm.onwingspan.com/InfosysAGM
Helpline number for VC participation	+91-80-4156 5555 / +91-80-4156 5777
Webcast and transcripts	https://www.infosys.com/Investors/
Final dividend record date	Wednesday, June 1, 2022
Final dividend payment date	Tuesday, June 28, 2022
Information of tax on final dividend 2021-22	https://www.infosys.com/investors/shareholder-services/dividend-tax.html
Cut-off date for e-voting	Saturday, June 18, 2022
E-voting start time and date	9:00 a.m. IST, Monday, June 20, 2022
E-voting end time and date	5:00 p.m. IST, Friday, June 24, 2022
E-voting website of NSDL	https://www.evoting.nsdl.com/
Name, address and contact details of e-voting service provider	Contact name: **Amit Vishal** *Assistant Vice President* **Pallavi Mhatre** *Senior Manager* National Securities Depository Limited, 4th Floor, A Wing, Trade World, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400013, India Contact details: Email ID: AmitV@nsdl.co.in; pallavid@nsdl.co.in; evoting@nsdl.co.in; Contact number: 1800 1020 990 / 1800 224 430
Name, address and contact details of Registrar and Transfer Agent	Contact name: Shobha Anand *Deputy Vice President* KFin Technologies Limited, Tower B, Plot 31-32, Financial District, Nanakramguda, Serilingampally, Mandal, Hyderabad 500 032. Contact details: Email ID: shobha.anand@kfintech.com; einward.ris@kfintech.com; Contact number: 1800-309-4001

Safe Harbor

This Annual Report contains 'forward-looking statements' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and are based on our current expectations, assumptions, estimates and projections about the Company, our industry, economic conditions in the markets in which we operate, and certain other matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'anticipate', 'believe', 'estimate', 'expect', 'intend', 'will', 'project', 'seek', 'should' and similar expressions. Those statements include, among other things, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, the discussions of our business strategy, including the localization of our workforce and investments to reskill our employees and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, global increase in wages including India and the US, change in the Indian regulations governing wages, restrictions on immigration in the US, and corporate actions.

These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, those discussed in the "Outlook, risks and concerns" section in this Annual Report, and are discussed in more detail in our Form 20-F filed with the US Securities and Exchange Commission. In the light of these and other uncertainties, you should not conclude that the results or outcomes referred to in any of the forward-looking statements will be achieved. All forward-looking statements included in this Annual Report are based on information and estimates available to us on the date hereof, and we do not undertake any obligation to update these forward-looking statements unless required to do so by law.

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